

METALLUS

2025 Proxy Statement
and Notice of Annual Meeting
and 2024 Annual Report
on Form 10-K



Dear Shareholders,

Metallus Inc. invites you to attend its 2025 annual meeting of shareholders at 10 a.m. EDT on May 7, 2025. We will consider matters that are important to our company and to you, our investors.

Weak market demand across many of our end markets in 2024 drove lower ship tons and utilization rates, resulting in financial results well below expectations for 2024. Over the past few years and with a focus on continuous improvement, we have structurally enhanced our business to be more resilient against economic downturns such as those experienced in 2024. As a result, despite challenging market conditions, we delivered positive net income and operating cash flow in 2024 while maintaining a strong balance sheet and returning capital to shareholders through our share repurchase program.

This year underscored the importance of focusing on what we can control – namely investing in our people and our assets and nurturing our valued partnerships with our customers and suppliers. Throughout the year, our team remained focused on maintaining and investing in our world-class assets aimed at improving safety, quality and efficiency. In addition, we continued to provide training and development opportunities for our employees. We believe these actions are not only critical for our long-term growth but will help us emerge from the current downturn stronger and ready to capitalize on opportunities as market conditions improve.

In 2024, Metallus entered into an agreement with the U.S. Army for $99.75 million in funding to support their mission of increasing munitions production for national security in the upcoming years, as well as an agreement for $3.5 million in grants from JobsOhio. The agreements support the commissioning of two major assets: a continuous bloom reheat furnace and a roller hearth heat treat furnace. These assets are expected to enhance production capacity, improve processing efficiencies, increase first-time quality, and reduce yield loss, benefiting all our customers. The company received $53.5 million of the funding in 2024, with additional funding expected throughout 2025 and into early 2026 as mutually agreed upon milestones are achieved. The confidence placed in us by the U.S. Department of Defense has proudly established Metallus as a key materials supplier.

As we conduct our business, we consistently prioritize safety, which remains a core value at Metallus. In 2024, we spent approximately $8 million on safety equipment and comprehensive training programs company-wide, covering critical areas such as machine guarding upgrades, hand safety practices and training to prevent serious injuries or fatalities. Our goal is to ensure that our employees end each day injury and incident free. As a reminder, a significant portion of the annual incentive for each leader in our organization is tied directly to achieving specific safety targets.

In 2024, our teams made significant strides not only in safety but in other areas that we believe will drive long-term shareholder value, including:

- broadening our value-added processing services in multi-metals, including stainless steel and other high-alloy steels;
- installing new camera technologies, in-line gauging to improve first-time quality, and an automated grinding line to improve operational efficiency and achieve significant cost reductions;
- enhancing our manufacturing training and cross-training to develop our employees' capabilities;
- expanding our successful apprentice program to include our facility in Eaton, Ohio; and
- focusing on leadership development and introducing a new cultural framework (Care, Communicate, Collaborate, Follow-Through, and Follow-Up) to support our company's ongoing transformation.

We remain committed to delivering value to our shareholders, as demonstrated by our capital allocation strategy which includes strategic reinvestment in our business and our ongoing share repurchase program. In 2024, the company invested $64.8 million in capital expenditures and deployed $54.8 million for shareholder return activities, further reducing diluted shares outstanding.

Despite the challenging market conditions we faced in 2024, Metallus reported 2024 net sales of $1.1 billion and recorded net income of $1.3 million, with adjusted EBITDA of $77.7 million[1] and operating cash flow of $40.3 million.

Looking ahead, our focus will continue to be on safety, exceptional customer service and advancing our strategic imperatives to drive sustainable profitability and cash flow in all market conditions. We are deeply grateful to our employees for their commitment and teamwork, our customers for their consistent trust, our reliable suppliers for their strong partnerships and our shareholders for their ongoing trust and support.

Sincerely,

Ron Rice
Chairman of the Board

Mike Williams
President and Chief Executive Officer

March 13, 2025

Enclosure

---

(1) Adjusted EBITDA is a non-GAAP financial measure. Please see Appendix A for a reconciliation of this financial measure to the most comparable GAAP financial measure.

Notice of annual meeting of shareholders

Annual meeting information

Date: May 7, 2025

Time: 10 a.m. EDT

Place: The meeting will be held "virtually" over the internet at **www.cesonlineservices.com/mtus25_vm**. There will be no in-person annual meeting.

Record date: February 28, 2025

Agenda

1. Election of four directors to hold office for a three-year term expiring at the 2028 annual meeting

2. Ratification of the selection of Ernst & Young LLP as the company's independent auditor for the fiscal year ending December 31, 2025

3. Approval, on an advisory basis, of the compensation of the company's named executive officers

Admission to the meeting

Only Metallus shareholders as of the close of business on February 28, 2025 (the record date for the annual meeting) are entitled to join the virtual meeting. To attend the virtual annual meeting, please follow the instructions set forth below under "Additional information."

This proxy statement and the accompanying proxy card are being made available to shareholders beginning on or about March 20, 2025.

March 13, 2025
Kristine C. Syrvalin
Executive Vice President, General Counsel and Chief Human Resources Officer

Your vote is important

Please vote as soon as possible.

Whether or not you plan to participate in the 2025 annual meeting of shareholders, please promptly vote on the internet, by phone or by mail. Voting early will help avoid additional solicitation costs and will not prevent you from voting electronically during the annual meeting if you wish to do so.

How to vote:

 **Online:** www.cesvote.com

 **Phone:** 1-888-693-8683

 **Mail:** If you received a printed version of the proxy materials, you may vote by mail.

During the annual meeting: If you participate in the virtual annual meeting, you may vote during the annual meeting by following the instructions set forth below under "Additional Information."

Additional voting instructions are provided in this proxy statement and on the accompanying proxy card or on the notice of internet availability.

Important notice regarding the availability of proxy materials for the 2025 annual meeting of shareholders to be held on May 7, 2025: This proxy statement and our 2024 annual report to shareholders are available free of charge on the following website: **www.proxydocs.com/mtus**.

If you have not already done so, please consider signing up to receive proxy materials electronically by following the instructions when you vote your shares over the internet. Enrolling in electronic delivery reduces printing and mailing expenses and environmental impact.

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Additional information

To register to attend the virtual annual meeting, please follow these instructions:

Registered Shareholders: If your shares are registered in your name with the company's transfer agent or you are a participant holding Metallus shares in a 401(k) plan sponsored by Metallus and you wish to attend the virtual meeting, go to **www.cesonlineservices.com/mtus25_vm**. Please have your proxy card or notice of internet availability containing your 11- digit control number available and follow the instructions to complete your registration request. After registering, you will receive a confirmation email with a link and instructions for accessing the virtual annual meeting. Requests to register to participate in the virtual annual meeting must be received no later than 10 a.m. EDT on May 6, 2025.

Beneficial Shareholders (those holding shares through a stock brokerage account or by a bank or other holder of record): Beneficial shareholders who wish to attend the virtual meeting may register by visiting the website **www.cesonlineservices.com/mtus25_vm**. Please have your voting instruction form, notice or other communication containing your control number available and follow the instructions to complete your registration request. After registering, you will receive a confirmation email with a link and instructions for accessing the virtual annual meeting. Requests to register to participate in the virtual annual meeting must be received no later than 10 a.m. EDT on May 6, 2025.

If you do not register in advance following the instructions above, you will not be able to attend the annual meeting. If you need assistance registering, please contact our proxy solicitor, Innisfree M&A Incorporated, toll-free at (888) 750-5834. The annual meeting will begin promptly at 10 a.m. EDT on May 7, 2025. We encourage you to access the annual meeting prior to the start time. Online access will begin at 9:30 a.m. EDT.

The virtual annual meeting platform is fully supported across browsers (Microsoft Edge, Firefox, Chrome and Safari) and devices (desktops, laptops, tablets and cell phones) running the most updated version of applicable software and plugins. Participants should ensure they have a strong internet connection wherever they intend to participate in the annual meeting. Participants also should allow plenty of time to log in and ensure that they can hear streaming audio prior to the start of the annual meeting.

In order to maintain the interactive nature of the virtual meeting, attendees will be able to vote during the annual meeting by clicking on the 'Shareholder Ballot' link located under the 'Meeting Links' section of the virtual meeting website.

If you wish to submit a question to be addressed at the annual meeting, please do so by submitting your question to **MTUSRegister@Proxy-Agent.com** in advance of the meeting. Questions will be accepted until 12 p.m. EDT on May 6, 2025.

Questions submitted by shareholders in accordance with the foregoing instructions and pertinent to the annual meeting will be answered during the annual meeting, subject to time constraints. We will respond to questions relevant to meeting matters that we do not have time to address during the meeting by posting the questions and answers on our investor relations website soon after the meeting. Questions regarding personal matters or matters not relevant to meeting matters will not be answered. Additional information regarding the ability of shareholders to ask questions during the annual meeting, related rules of conduct and other materials for the annual meeting will be available online during the meeting.

Even if you plan on attending the virtual annual meeting, we encourage you to vote your shares in advance using one of the methods described in this proxy statement to ensure that your vote will be represented at the annual meeting.

Technical Difficulties: If you experience any technical difficulties during the registration process, please access the 'FAQ and System Test' link on the login screen for support. If you experience technical difficulties during the virtual meeting, please access the '?' link on the meeting website for support. In the event of technical difficulties with the virtual annual meeting, we expect that an announcement will be made on **www.cesonlineservices.com/mtus25_vm**. If necessary, the announcement will provide updated information regarding the date, time and location of the annual meeting. Any updated information regarding the annual meeting will also be posted on our investor relations website at **www.metallus.com**.

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Table of Contents

Although we include references to our website throughout this proxy statement, information contained on or accessible through, including any reports available on, our website is not a part of, and is not incorporated by reference into, this proxy statement or any other report or document we file with the Securities and Exchange Commission ("SEC"). Any reference to our website throughout this proxy statement is intended to be an inactive textual reference only. "Material" or "materiality," as used in the "Our commitment to sustainability" section, should not be read as equating to any use of the word in our other reporting or filings with the SEC.

Certain statements set forth in this proxy statement (including our forecasts, beliefs and expectations) that are not historical in nature are "forward-looking" statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements generally will be accompanied by words such as "anticipate," "aspire," "believe," "could," "estimate," "expect," "forecast," "outlook," "intend," "may," "plan," "possible," "potential," "predict," "project," "seek," "should," "strategic direction," "strategy," "target," "will," "would," or other similar words, phrases or expressions that convey the uncertainty of future events or outcomes. You are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date of this proxy statement. We caution readers that actual results may differ materially from those expressed or implied in forward-looking statements made by or on behalf of us due to a variety of factors, such as:

- *the effects of fluctuations in customer demand on sales, product mix and prices in the industries in which we operate. This includes: our ability to respond to rapid changes in customer demand including but not limited to changes in customer operating schedules due to supply chain constraints or unplanned work stoppages; the ability of customers to obtain financing to purchase the company's products or equipment that contains its products; the effects of customer bankruptcies or liquidations; the impact of changes in industrial business cycles; and whether conditions of fair trade exist in the U.S. markets;*
- *changes in operating costs, including the effect of changes in our manufacturing processes; changes in costs associated with varying levels of operations and manufacturing capacity; availability of raw materials and energy; our ability to mitigate the impact of fluctuations in raw materials and energy costs and the effectiveness of our surcharge mechanism; changes in the expected costs associated with product warranty claims; changes resulting from inventory management, cost reduction initiatives and different levels of customer demands; the effects of unplanned work stoppages; availability of skilled labor; and changes in the cost of labor and benefits;*
- *the success of our operating plans, announced programs, initiatives and capital investments; the consistency to meet demand levels following unplanned downtime; and our ability to maintain appropriate relations with the union that represents our associates in certain locations in order to avoid disruptions of business;*
- *whether we are able to successfully implement actions designed to improve profitability on anticipated terms and timetables and whether we are able to fully realize the expected benefits of such actions;*
- *the company's pension obligations and investment performance;*
- *with respect to the company's ability to achieve its sustainability goals, including its 2030 environmental goals, the ability to meet such goals within the expected timeframe, changes in laws, regulations, prevailing standards or public policy, the alignment of the scientific community on measurement and reporting approaches, the complexity of commodity supply chains and the evolution of and adoption of new technology, including traceability practices, tools and processes;*
- *availability of property insurance coverage at commercially reasonable rates or insufficient insurance coverage to cover claims or damages;*
- *the availability of financing and interest rates, which affect the company's cost of funds and/or ability to raise capital;*
- *the effects of the conditional conversion feature of the Convertible Senior Notes due 2025, which, if triggered, entitles holders to convert the notes at any time during specified periods at their option and therefore could result in potential dilution if the holder elects to convert and the Company elects to satisfy a portion or all of the conversion obligation by delivering common shares instead of cash;*
- *the impacts from any repurchases of our common shares and convertible notes, including the timing and amount of any repurchases;*
- *competitive factors, including changes in market penetration; increasing price competition by existing or new foreign and domestic competitors; the introduction of new products by existing and new competitors; and new technology that may impact the way our products are sold or distributed;*
- *deterioration in global economic conditions, or in economic conditions in any of the geographic regions in which we conduct business, including additional adverse effects from global economic slowdown, terrorism or hostilities. This includes: political risks associated with the potential instability of governments and legal systems in countries in which we or our customers conduct business, and changes in currency valuations;*
- *the impact of global conflicts on the economy, sourcing of raw materials, and commodity prices;*

- *climate-related risks, including environmental and severe weather caused by climate changes, and legislative and regulatory initiatives addressing global climate change or other environmental concerns;*
- *unanticipated litigation, claims or assessments, including claims or problems related to intellectual property, product liability or warranty, employment matters, regulatory compliance and environmental issues and taxes, among other matters;*
- *cyber-related risks, including information technology system failures, interruptions and security breaches;*
- *the potential impact of pandemics, epidemics, widespread illness or other health issues;*
- *with respect to the equipment investments to support the U.S. Army's mission of ramping up munitions production in the coming years, whether the funding awarded to support these investments is received on the anticipated timetable, whether the company is able to successfully complete the installation and commissioning of the new assets on the targeted budget and timetable, and whether the anticipated increase in throughput is achieved; and*
- *those items identified under the caption Risk Factors in our Annual Report on Form 10-K.*

You are cautioned that it is not possible to predict or identify all of the risks, uncertainties and other factors that may affect future results, and that the above list should not be considered to be a complete list. Except as required by the federal securities laws, we undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

Further, information included in this proxy statement represents our current policy and intent and is not intended to create legal rights or obligations. Certain standards of measurement and performance contained in this proxy statement are developing and based on assumptions, and no assurance can be given that any plan, objective, initiative, projection, goal, target, mission, commitment, expectation, or prospect set forth in this proxy statement can or will be achieved. Inclusion of information in this proxy statement is not an indication that the subject or information is material to our business or operating results.

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Proxy summary

This summary highlights information contained elsewhere in this proxy statement and contains only a portion of the information you should consider. You should read the entire proxy statement carefully before voting.

Our annual meeting

Date and time	Record date	Place	Who can vote
May 7, 2025 10 a.m. EDT	February 28, 2025	There will be no in-person meeting. The meeting will be held "virtually" over the internet.	Shareholders of record of common shares at the close of business on February 28, 2025.

Item	Proposals	Board vote recommendations	Page #
1	Election of four directors to a three-year term expiring at the 2028 annual meeting	✓ **FOR ALL** director nominees	11
2	Ratification of the selection of Ernst & Young LLP as the company's independent auditor for the fiscal year ending December 31, 2025	✓ **FOR**	43
3	Approval, on an advisory basis, of the compensation of the company's named executive officers	✓ **FOR**	45

Director nominees

Name	Age	Director since	Principal occupation	Independent	Current committee memberships			Other public company boards
					Audit	Compensation	Nominating and Corporate Governance	
Kenneth V. Garcia	55	2021	Co-Founder & President, WarmHub, Inc.	●		●		0
Ellis A. Jones	59	2021	Retired Vice President and Chief Sustainability Officer, The Goodyear Tire and Rubber Company	●	●		●	0
Melissa M. Miller	53	2024	Executive Vice President and Chief Human Resources Officer, Arconic Corporation	●		●		1
Donald T. Misheff	68	2014	Retired Managing Partner - Northeast Ohio, Ernst & Young LLP	●	●			0

Board skills and composition

Our directors and director nominees possess a broad mix of executive leadership, strategic, financial, human resources, sustainability and industry experience and skills that enable them to effectively oversee the management of the business and drive strategy that creates long-term, sustainable shareholder value.

Director qualifications



55% — CEO or chairperson experience

100% — Public company board experience

72% — Financial expertise

45% — Sales/marketing

55% — Relevant end market expertise

45% — Technology/cyber/IT

55% — Human resources/compensation/industrial relations

82% — Mergers and acquisitions

82% — Global

55% — Sustainability

64% — Manufacturing operations

55% — Metals industry experience

Director tenure



9%
36%
55%

■ < 1 year
■ 1 to < 5 years
■ 5 to < 15 years

Average = 5.3 years

Diversity of background



45% — Board diversity

27% — Women

36% — Racial/ethnic

Three directors identify as women, three directors identify as Black and one director identifies as Hispanic/Latino.

Current number of public company boards
(other than Metallus)



8   2   1

0   1   2
Number of boards

Director age



Average age   63

40   45   50   55   60   65   70   75

2024 performance

Despite challenging market conditions,
delivered full year net income[1] of $1M,
adjusted EBITDA[2] of $78M and
$40M of operating cash flow, while continuing to invest in
the business and return capital to shareholders

Strong cash position of
$241M and
total liquidity of
$459M
as of December 31, 2024

$55M in shareholder
return activities, reducing
diluted shares outstanding
by approximately 7.1 percent

NET SALES	NET INCOME (LOSS)[1]	ADJUSTED EBITDA[2]
		

Dollars in millions

(1) Net income (loss) includes a gain of $35.4M in 2022, a loss of $40.6M in 2023 and a loss of $10.3M in 2024 from the remeasurement of benefit plans.
(2) Adjusted EBITDA is a non-GAAP financial measure. Please see Appendix A for a reconciliation of this financial measure to the most comparable GAAP financial measure.

Sustainability highlights

At Metallus, our sustainability strategy reflects our vision to harness the enduring power of high-performance metals to make the world a better place. We focus on creating long-term shareholder value by employing sustainable practices. Our commitment to operating responsibly helps ensure we create and maintain a safe and healthy workplace, protect our natural resources and deliver sustainable technologies that contribute to economic growth and prosperity.

> *"We operate with PEOPLE as our first priority, as illustrated by our significant investments in the safety of our facilities and training strategy to build a culture where safe practices are inherent in our daily work. Our PASSION for making sustainable, high-quality metal for high-performing industries is at the forefront of our operations. We contribute to the circular economy through our use and on-site processing of scrap materials, and seek continuous improvement in our manufacturing and environmental impact. We believe that our commitment to our PRINCIPLES will continue to serve as a strong foundation for all aspects of our business: employees, products, customers, community impact and sustainability goals."*
>
> *-   Mike Williams, president and chief executive officer*

With oversight of our sustainability strategy provided by our full Board of Directors, we are committed to making progress towards our long-term goals by addressing areas where we can have the most impact. We report on sustainability metrics, in reference to the Global Reporting Initiative (GRI) standards, including providing disclosures in accordance with the Sustainability Accounting Standards Board (SASB) for our sector and informed by the Task Force on Climate-related Financial Disclosures (TCFD). Our 2024 sustainability update, which we expect to release in April 2025, will also reference GRI standards and will align with the SASB Standard for Iron & Steel Producers sector. We believe regular, transparent communication with stakeholders about key areas of focus and our progress against established goals is pivotal to our success. See "Our commitment to sustainability" for additional information regarding oversight and risk management and the pillars and focus areas of our sustainability program.

 **Environmental stewardship** – As a circular operation, our responsibility to the environment is not only evident in the products we produce, but also in our manufacturing processes. We work to mitigate our environmental impact and set attainable goals to drive continuous improvement. Our environmental efforts are focused on maintaining clean air, water and land, while complying with environmental rules and regulations. Through the integration of material efficiency, conservation of energy and responsible natural resource use, we aim to continually lessen our products' environmental impact.

✓   *Commitment to sound environmental management*

 Metallus maintains ISO 14001[1] certifications for all of its domestic facilities that produce or process steel.

 Metallus completed its 7th consecutive year of consuming less raw water than the prior year.

 Metallus' Greenhouse Gas Emissions are consistently less than half of the global industry average.[2]

 818 thousand tons of recycled scrap were melted in Metallus' electric arc furnaces in 2024.

(1)   ISO 14001 is an international standard that sets out the requirements for an environmental management system.
(2)   Global industry average data source: https://worldsteel.org/wider-sustainability/sustainability-indicators-2024-report. Scrap-based electric arc furnaces (EAFs) are widely acknowledged to be cleaner than blast furnaces and direct reduced iron (DRI)-based EAFs. Metallus produces steel only using scrap-based EAFs.

✓ *Metallus is committed to the following 2030 environmental goals, compared with a 2018 baseline:*

- 40% absolute reduction in combined Scope 1 and Scope 2 greenhouse gas emissions
- 30% absolute reduction in total energy consumption (direct and indirect)
- 35% absolute reduction in fresh water withdrawn
- 10% reduction in waste-to-landfill intensity

The company's 2030 targets for greenhouse gas (GHG) emissions, energy consumption and fresh water withdrawn are based on an absolute or total reduction in the amount of GHG emissions, energy consumption and fresh water withdrawn as compared to a 2018 baseline. In contrast, the company's waste-to-landfill target is based on an intensity or percentage reduction of waste-to-landfill per ton of steel shipped as compared to a 2018 baseline. All 2030 targets are based on the company's operating assets as of 2018 and do not account for any future inorganic growth or other expansion of its facilities or operating assets, for which an adjustment to the absolute reduction may be required. The company selected 2018 as the baseline year as it aligns with the baseline used in the company's Sustainability Accounting Standards Board (SASB) disclosure. Following the publication of steel sector guidance and standards in 2023 by the Global Steel Climate Council (GSCC), the company has evaluated its existing goals and performance. The company intends to submit a science-based target aligned with the GSCC's Steel Climate Standard for validation by an accredited third-party organization, which may result in refreshed environmental goals.

The company's 2030 targets are supported by projects across the company's manufacturing, supply chain and corporate operations and, in 2021, the indefinite idling of the company's Harrison melt and casting assets contributed to the reduction in greenhouse gas emissions. We have allocated approximately $3 million of capital expenditures per year through 2030 to achieve our long-term sustainability goals, including safety- and environmental-related projects. In 2024, actual capital expenditure spend was approximately $2.8 million related to these initiatives, which primarily related to safety projects.

 **Social Commitment** – Our social commitment begins with protecting the health and safety of our employees, customers and suppliers, and extends to cultivating an inclusive workplace that embraces a variety of perspectives and talents, and where everyone has the opportunity to grow and achieve their full potential. We are also inspired to make a positive impact in the communities where we live and work.

✓ *Commitment to safety and health –* Our core value of Safety First expresses our belief that the health and well-being of our fellow employees is essential to achieve our mission to be an industry-leading provider of high-quality specialty metals and to deliver exceptional value for our customers, employees and investors. We aspire to achieve zero workplace injuries and are committed to improving our safety culture and record year-over-year. In 2024, we invested approximately $8 million in company-wide safety training, equipment and improved safety processes in an effort to ensure we are creating a lasting culture of safety. We expect to invest approximately $5 million in 2025 to further expand these efforts. To reinforce the importance of operating safely and responsibly, a safety metric (comprised of both leading and lagging indicators) is included in our annual incentive compensation plan for all salaried employees.





✓ ***Commitment to our employees, our values and our culture*** – We seek to retain the best people by providing them with opportunities to grow, build skills and be appreciated for their contributions as they work to serve our customers. Our vision and mission inform everything we do. Our work is grounded in our core values, which represent the framework on which our culture is built.


VISION
Harnessing the enduring power of high-performance metals to make the world a better place.
MISSION
To be an industry-leading provider of high-quality specialty metal, manufactured components, and supply chain solutions and to deliver exceptional value to our customers, employees, and shareholders.
VALUES
Safety First
Customer Driven
Best-in-Class Quality
Innovative and Collaborative
Ethical and Responsible


OUR 3C2F CULTURE
COLLABORATE
FOLLOW-UP
CARE
COMMUNICATE
FOLLOW-THROUGH

Our employees are critical to our success and are the reason we are able to execute at a high level. We believe a continuous focus on company culture and employee engagement will help us provide high quality products to our customers. In 2024, we conducted semi-annual surveys to gather insight into the level of employee engagement at Metallus and other factors that contribute to a successful workplace. These surveys help to ensure we are continuously listening to our employees and measuring our progress. We regularly communicate with our employees regarding survey results and actions being taken in response.

✓ ***Commitment to belonging and inclusion*** – We recognize that an inclusive, engaging culture has enabled us to deliver innovative solutions throughout the life of our business and is key to our continued business success.

      · *Creating an atmosphere that provides a sense of belonging and inclusion is fundamental to our strategic imperative to attract and retain top talent.* We have an advisory council comprised of senior leaders in the company to advance and champion the company's efforts to leverage our unique perspectives, backgrounds and experiences to make a positive impact and promote unity within Metallus and our communities.

      · *We foster a culture that lends a variety of perspectives and expertise to our operations.* We are committed to providing equal opportunities for growth to all employees. Our Employee Resource Groups (ERGs) provide networking, personal growth and professional development opportunities. All employees are welcome and encouraged to join any ERG that may be of interest to them. In 2024, our ERGs continued to expand their programming and employee engagement with the support of our advisory council and our ERG executive sponsors.

 **Governance and ethics** – We promote the long-term interests of shareholders and build public trust through good governance practices. This includes oversight of the sustainability strategy by our Board of Directors, which receives regular updates from senior leadership and reviews sustainability-related risks and opportunities annually. We are committed to operating in accordance with the highest standards of ethics and integrity and we enact policies and procedures that ensure effective and responsive governance.

✓ ***Commitment to good governance practices*** – The "Corporate governance" section of this proxy statement describes our governance framework, which includes the following highlights:

✓ Non-executive Chairman of the Board	✓ Independent Audit, Compensation and Nominating and Corporate Governance Committees
✓ All directors, other than Mr. Williams, are independent	✓ Regular executive sessions of independent directors at Board and committee meetings
✓ Annual Board and committee evaluations	✓ Majority voting policy in uncontested elections of directors
✓ Limits on director "overboarding"	✓ Mandatory retirement age of 75 for directors
✓ Risk oversight by the full Board of Directors and its committees, under Audit Committee guidance	✓ Annual review by Board of Directors of succession plans for CEO and key executives
✓ Related-party transactions approval policy	✓ Anti-hedging and anti-pledging policies
✓ Robust share ownership and holding requirements for executive officers and directors	✓ Commitment to corporate responsibility with Board of Directors' oversight of sustainability strategy
✓ Comprehensive director and employee code of conduct and ethics and compliance program	✓ Supplier Code of Conduct establishes expectations for ethical business practices in our global supply chain
✓ Adhere to an incentive compensation recoupment "clawback" policy	✓ Maintain insider trading policies applicable to all employees, including officers and directors

Aligning pay with performance

Our compensation objectives and philosophy

At Metallus, our executive compensation program is designed to align our executives' interests with those of our shareholders; to reward leaders for strong business results; and to attract, retain and motivate the best talent in the industry.

Our executive compensation philosophy embodies the following principles:

- ✓ Recognizes people are our strongest assets
- ✓ Rewards results linked to short- and long-term performance (pay-for-performance)
- ✓ Positions pay affordably and competitively in the marketplace
- ✓ Drives a focus on increasing shareholder value

Named executive officer	Title
Michael S. Williams	President and Chief Executive Officer
Kristopher R. Westbrooks	Executive Vice President and Chief Financial Officer
Kristine C. Syrvalin	Executive Vice President, General Counsel and Chief Human Resources Officer
Kevin A. Raketich	Executive Vice President and Chief Commercial Officer

2024 target pay mix

In support of our pay-for-performance philosophy, a substantial majority of the target total direct compensation for our named executive officers ("NEOs") under our annual compensation program is allocated to variable compensation. The compensation structure for Mr. Williams is weighted even more significantly towards variable and performance-based compensation, with 82 percent of his target total direct compensation designed to be at risk as variable compensation. The pie charts below show, for our CEO and, on average, our other NEOs, the mix of aggregate compensation at target for 2024 under our annual compensation program.


CEO
18%
base salary
64%
long-term
incentives
82%
variable
compensation
18%
annual
incentive
56%
performance
based


Other NEOs (average)
48%
long-term
incentives
31%
base salary
69%
variable
compensation
21%
annual
incentive
45%
performance
based

Pay and performance at a glance

The compensation of our NEOs during 2024 reflects our financial results both for the current year and the three-year period ended December 31, 2024, and demonstrates that our compensation plans pay for performance as intended. While base pricing remained relatively steady throughout the year, customer demand was weak across the industrial and energy markets as well as the distribution channel. As a result,

customer shipments were below expectations and melt utilization was below optimal levels, resulting in profitability below the threshold performance objective established for 2024 and adjusted operating cash flow which, while above threshold, was still well below the target performance objective for 2024. This resulted in no payout on the adjusted EBITDA metric and a payout (on an unweighted basis) of 19.0 percent of target on the adjusted operating cash flow metric.

To reinforce the strategic importance of improving the company's safety culture and performance and drive accountability at the highest levels of the company, safety metrics comprised 20 percent of the 2024 annual incentive opportunity for our NEOs. The safety metrics included typical lagging indicators (comprising 40 percent of the safety metric) for OSHA recordable and lost time incident rates and a leading indicator (comprising 60 percent of the safety metric) for timely completion of corrective actions related to near miss incidents which have the potential to result in a serious injury or fatality (referred to as the PSIF action completion rate). While the company's OSHA lost-time incident rate and OSHA recordable rate each failed to achieve the threshold performance objective for 2024, the company continued to make significant improvements year-over-year with respect to the PSIF action completion rate, surpassing the maximum performance objective established for 2024. Overall, the company's safety performance in 2024 resulted in a payout percentage (on an unweighted basis) on the safety metric of 120.0 percent of target.

Based on this performance, the Compensation Committee approved a total payout of 29.7 percent of target for each NEO based on performance against the metrics established for the 2024 APA plan.

2024 Annual incentive plan			
	Adjusted EBITDA[1]	Adjusted operating cash flow[2]	Safety metric
Weighting	50%	30%	20%
Performance target	$178.0M	$141.0M	1.50 OSHA recordable rate; 0.20 lost-time incident rate; 70% PSIF action completion rate
Result	$77.7M	$95.4M	2.74 OSHA recordable rate; 0.47 lost-time incident rate; 82% PSIF action completion rate
Metric performance	0%	19.0%	120.0%
Payout percentage	**0%**	**5.7%**	**24.0%**
Total calculated payout		**29.7%**	

(1) Please see "Compensation Discussion and Analysis – Analysis of 2024 compensation – 2024 Annual performance award decisions" for additional information, including how adjusted EBITDA is defined for incentive compensation plan purposes.
(2) See "Compensation Discussion and Analysis – Analysis of 2024 compensation – 2024 Annual performance award decisions" for additional information, including how adjusted operating cash flow is defined for incentive compensation plan purposes.

For the performance shares awarded for the 2022-2024 performance cycle, NEOs earned a payout of 80.0 percent of the target number of performance shares granted, based on the company's relative total shareholder return as compared to an identified peer group of steel companies for the one-, two- and three-year periods beginning January 1, 2022 and ended December 31, 2022, 2023 and 2024. Relative total shareholder return for the first performance period ended December 31, 2022 was achieved at the 44th percentile of the identified peer group, and relative total shareholder return for the second performance period ended December 31, 2023 was achieved at the 43rd percentile of the identified peer group. For the third and final performance period ended December 31, 2024, relative total shareholder return was achieved at the 33rd percentile of the identified peer group, with Metallus delivering a cumulative total shareholder return of approximately 2.3 percent for the January 1, 2022 – December 31, 2024 performance period. The below-target payout earned for the 2022-2024 performance cycle, combined with a decrease in the company's share price from $17.74 at the March 1, 2022 grant date to $14.13 at the December 31, 2024 conclusion of the performance period, resulted in a total realized payout to participating NEOs equal to approximately 63.7 percent of the target value of the 2022-2024 performance share award.

See "Compensation Discussion and Analysis – Analysis of 2024 compensation" for additional information.

Looking ahead in 2025

In 2024, shareholders approved the compensation of our NEOs with approximately 99 percent of votes cast in favor of our "say-on-pay" proposal. Our Compensation Committee considered the results of this vote, the changes made to executive compensation programs in recent years, shareholder feedback and market data in its annual review of our executive compensation plans. Based on this evaluation, for 2025 the Compensation Committee has determined to continue to focus the annual incentive plan on profitability, cash flow generation and safety, and to continue to use relative total shareholder return, measured for the one-, two- and three-year periods within a three-year performance cycle, as the metric for the performance shares awarded under the company's long term incentive plan.

With respect to the long-term incentive plan, the Committee has determined that all long-term incentive grants made in 2025 will continue to be in the form of performance shares and time-based restricted stock units, with the long-term incentive mix for Mr. Williams remaining approximately 60 percent performance shares and 40 percent time-based restricted stock units, and the long-term incentive mix for the other NEOs remaining approximately 50 percent performance shares and 50 percent time-based restricted stock units.

Finally, in connection with the annual review of the compensation of the company's President and CEO, in February 2025 the Compensation Committee recommended and the Board approved for Mr. Williams an increase in (i) annual base salary from $875,000 to $910,000, (ii) the target annual incentive opportunity (as a percentage of base salary) from 100 percent to 110 percent and (iii) the target value of awards under the company's long-term incentive plan from $3.25 million to $3.35 million annually. The Compensation Committee's recommendation was based primarily on a finding that the current target total direct compensation for Mr. Williams fell below the market median (as compared to peer group compensation data provided by the Committee's independent compensation consultant, Meridian Compensation Partners, LLC ("Meridian")).

Proposal 1
Election of directors

The company currently has eleven members on its Board of Directors, divided into three classes for purposes of election, with three-year terms of office ending in successive years. The term of office of the Class II directors expires at the 2025 annual meeting. The Board of Directors has nominated each of Kenneth V. Garcia, Ellis A. Jones, Melissa M. Miller and Donald T. Misheff for election as a director at the 2025 annual meeting of shareholders, to serve for a term of three years expiring at the 2028 annual meeting of shareholders or until his or her successor is duly elected and qualified (or until his or her earlier death, resignation or removal). Ms. Miller and Messrs. Garcia, Jones and Misheff each currently serves as a director and has agreed to continue serving if elected.

If any of the nominees is unable to stand for election, the Board of Directors may designate a substitute. Shares represented by proxies may be voted for the substitute but will not be voted for more than four nominees. Directors are elected by a plurality of the votes cast. The four nominees receiving the greatest number of votes will be elected.

Pursuant to the majority voting policy of the Board of Directors, as set forth in its Corporate Governance Guidelines, any director who receives a greater number of "withhold" votes than votes "for" his or her election in an uncontested election will submit his or her resignation to the Board of Directors promptly after the certification of the election results. The Nominating and Corporate Governance Committee will consider and provide its recommendation to the Board of Directors regarding, and the Board of Directors will then consider and act upon, the tendered resignation in light of any factors they consider appropriate, including the director's qualifications and contributions to the Board of Directors, as well as any reasons given by shareholders regarding why they withheld votes from the director. The Board of Directors is required to determine whether to accept or reject the tendered resignation within 90 days following the election and to promptly disclose its decision, as well as the reasons for rejecting any tendered resignation, if applicable.

Holders of Metallus common shares are entitled to cast one vote for each share held on the record date for up to four nominees for director. A shareholder may not cumulate his or her shares in voting for director nominees. For example, a shareholder who owns 100 Metallus common shares may vote 100 shares for each of the four nominees. The shareholder may not, however, vote more than 100 shares for any one nominee, or vote for more than four nominees.

Shares represented by proxy will be voted FOR these nominees unless specified otherwise in the voting instructions.

 **Your Board of Directors recommends a vote for these nominees.**

Our knowledgeable Board of Directors

Our directors and director nominees have diverse sets of skills, qualifications and experiences that enable them to effectively oversee the management of the company's business affairs. Our directors represent the interests of Metallus' stakeholders and help to drive strategic decisions for the company's long-term success.

	CEO or chairperson experience	Public company board experience	Financial expertise	Sales/ marketing	Relevant end market expertise	Technology/ cyber/ IT	Human resources/ compensation/ labor relations	Mergers and acquisitions	Global	Sustainability	Manufacturing operations	Metals industry experience
Mary Ellen Baker		•	•			•		•		•		
Nicholas J. Chirekos		•	•					•	•			•
Randall H. Edwards	•	•		•	•			•	•		•	
Kenneth V. Garcia	•	•	•	•		•	•	•				
Ellis A. Jones		•	•		•			•	•	•		
Melissa M. Miller		•					•	•	•	•	•	•
Donald T. Misheff	•	•	•					•	•			•
Jamy P. Rankin	•	•	•	•	•		•	•			•	•
Ronald A. Rice	•	•	•	•	•	•	•	•	•	•	•	•
Michael S. Williams	•	•		•	•	•	•	•	•	•	•	•
Randall A. Wotring		•	•		•	•	•	•	•	•	•	

Biographical information on each of the nominees and a description of his or her qualifications to serve as a director, as well as similar information about the other directors whose terms will continue following the annual meeting, are provided in the pages that follow. All information is as of February 28, 2025, unless otherwise indicated.

Nominees for election as Class II directors to serve a three-year term expiring at the 2028 annual meeting of shareholders



Kenneth V. Garcia



Age: 55

Term: Expires in 2025; director since 2021

Committees: Compensation (Chairperson)

Other public company boards: None

Business experience: Mr. Garcia is the Co-Founder & President of WarmHub, Inc. (a technology company that builds software development tools), a position he has held since October 2024. Mr. Garcia was previously an executive fellow with Q2 Software Inc. from November 2019 until September 2024. In this role, Mr. Garcia assisted the board of directors and executive leadership team of Q2 Software with long-term planning related to M&A, talent and its product roadmap. Previously, Mr. Garcia co-founded and served as president of PrecisionLender from May 2009 through October 2019, when PrecisionLender was acquired by Q2 Software. Earlier in his career, he was chief financial officer and general counsel with Ecovation, Inc. (a waste stream technology company using patented technologies).



Ellis A. Jones



Age: 59

Term: Expires in 2025; director since 2021

Committees: Audit; Nominating and Corporate Governance

Other public company boards: Mr. Jones was formerly a director of Arconic Corporation.

Business experience: Mr. Jones retired in April 2023 from his position as vice president and chief sustainability officer with The Goodyear Tire and Rubber Company (a global manufacturer of tires and engineered products), a position he had held since October 2021. Prior to this role, he had served in various progressive leadership positions with Goodyear since 2003, including as vice president of global environmental, health, safety, sustainability and business continuity, senior director of global environmental, health, safety and sustainability, manufacturing director for its race tire division and finance director of its North American tire division. Mr. Jones also previously served as the finance director of office property and casualty insurance at Nationwide Mutual Insurance Company. He began his career in various finance roles with Goodyear.

CEO or chairperson experience	Public company board experience	Financial expertise	Sales/ marketing	Relevant end market expertise	Technology/ cyber/ IT	Human resources/ compensation/ labor relations	Mergers and acquisitions	Global	Sustainability	Manufacturing operations	Metals industry experience



Melissa M. Miller



Age: 53

Term: Expires in 2025; director since 2024

Committees: Compensation

Other public company boards: Ms. Miller has been a director of Compass Minerals, Inc. since 2022.

Business experience: Ms. Miller is Executive Vice President and Chief Human Resources Officer at Arconic Corporation (a manufacturer of aluminum sheet, plate, extrusions and architectural products), a position she has held since April 2020 when Arconic Corporation separated from Arconic, Inc. (now known as Howmet Aerospace). Prior to her current role, Ms. Miller served as Vice President, Human Resources, Global Rolled Products for Arconic, Inc. from October 2017 through March 2020. Ms. Miller joined Alcoa (the predecessor company to Arconic, Inc.) in 2005 and held multiple leadership roles with a broad spectrum of progressive human resources responsibilities, including HR strategy development and implementation, talent management, workforce planning, succession planning, employee engagement, HR technology and employee and labor relations.



Donald T. Misheff

  

Age: 68

Term: Expires in 2025; director since 2014

Committees: Audit (Chairperson)

Other public company boards: Mr. Misheff was formerly a director of Trinseo S.A. and a director and non-executive Chairman of the Board of FirstEnergy Corp.

Business experience: Mr. Misheff was Managing Partner of the Northeast Ohio offices of Ernst & Young LLP (a public accounting firm), from 2003 until his retirement in 2011. He began his career at Ernst & Young in 1978 and has more than 30 years of experience in taxation and in performing, reviewing and overseeing financial statement audits for a wide range of public companies and advising those companies on financial and corporate governance issues.

CEO or chairperson experience	Public company board experience	Financial expertise	Sales/ marketing	Relevant end market expertise	Technology/ cyber/ IT	Human resources/ compensation/ labor relations	Mergers and acquisitions	Global	Sustainability	Manufacturing operations	Metals industry experience

Class III - Term expiring 2026



Nicholas J. Chirekos



Age: 66

Term: Expires in 2026; director since 2022

Committees: Audit

Other public company boards: Mr. Chirekos has been a director of Peabody Energy Corporation since 2017 and a director of New Gold Inc. since 2019.

Business experience: Mr. Chirekos served in various investment banking roles at J.P. Morgan (a global leader in financial services offering solutions to the world's most important corporations, governments and institutions) from 1987 until his retirement in 2016. Most recently, he served as the managing director, North America head of mining and, prior to that, as the global head of mining and metals. Mr. Chirekos has more than 25 years of experience in investment banking and capital markets, with a focus on the mining industry.



Randall H. Edwards



Age: 66

Term: Expires in 2026; director since 2015

Committees: Compensation; Nominating and Corporate Governance

Other public company boards: None

Business experience: Mr. Edwards retired in April 2022 from his position as President and Chief Executive Officer of P2 Energy Services, LLC (formerly Premier Pipe, LLC) (a leader in the supply and management of engineered premium oil country tubular goods), a position which he had held since 2015. Previously, he served as President and Chief Operating Officer of Premier Pipe from 2014 to 2015. From 1999 to 2014, Mr. Edwards held various positions with NOV Grant Prideco (a leading supplier of oil field drill stem components), including President of NOV Grant Prideco from 2008 to 2014. He began his career at Wilson Supply, where he managed Wilson's oil country tubular goods and its drill pipe product line.



Randall A. Wotring



Age: 68

Term: Expires in 2026; director since 2014

Committees: Compensation; Nominating and Corporate Governance (Chairperson)

Other public company boards: None

Business experience: Mr. Wotring retired from his position as Chief Operating Officer of AECOM Technology Corporation (a premier, fully integrated infrastructure and support services firm and the largest engineering design firm in the world) in October 2020, a position he had held since July 2017. He previously served as President, Technical and Operational Services of AECOM from July 2016 until July 2017; as President, Management Services of AECOM from October 2014 until July 2016; and as Corporate Vice President and President of the Federal Services division of URS Corporation from 2004 until October 2014 when URS was acquired by AECOM.

CEO or chairperson experience	Public company board experience	Financial expertise	Sales/ marketing	Relevant end market expertise	Technology/ cyber/ IT	Human resources/ compensation/ labor relations	Mergers and acquisitions	Global	Sustainability	Manufacturing operations	Metals industry experience
											

Class I - Term expiring 2027



Mary Ellen Baker

Age: 66

Term: Expires in 2027; director since 2022

Committees: Audit

Other public company boards: Ms. Baker has been a director of NCR Atleos Corporation since October 2023.

Business experience: Ms. Baker retired in July 2022 from her position as Executive Vice President and Head of Business Services for Citizens Bank (one of the oldest and largest financial services firms in the United States, offering a broad range of retail and commercial banking products and services to more than five million individuals, small businesses, middle-market companies, large corporations and institutions), a position which she had held since June 2016. Previously, she was Executive Vice President of Enterprise Services at PNC Financial Services Group, Inc. (one of the largest diversified financial services institutions in the United States).



Jamy P. Rankin

Age: 61

Term: Expires in 2027; director since 2023

Committees: Audit

Other public company boards: Ms. Rankin was formerly a director of Motorcar Parts of America, Inc.

Business experience: Ms. Rankin retired from her position as President and Chief Executive Officer of Ford Component Sales, LLC (a wholly-owned subsidiary of Ford Motor Company and the sole arm of the Ford Motor Company authorized to sell genuine Ford components and assemblies to original equipment manufacturers and the aftermarket) in 2016. Previously, she held various leadership roles at Ford Motor Company, including as global director of strategy and vehicle personalization and executive director of dealer development. Prior to joining Ford in 2001, Ms. Rankin led marketing and sales organizations at Case New Holland and Navistar.



Ronald A. Rice

Age: 62

Term: Expires in 2027; director since 2015

Committees: Nominating and Corporate Governance

Other public company boards: None

Business experience: Mr. Rice retired in 2018 from his position as President and Chief Operating Officer of RPM International Inc. (a manufacturer of specialty coatings, sealants and building materials and provider of related services for industrial and consumer markets globally), a position he had held since 2008. Previously, Mr. Rice held a variety of increasingly responsible positions with RPM from 1995 to 2008. He began his career with The Wyatt Company, an actuarial consulting firm known today as Willis Towers Watson, in 1985.

CEO or chairperson experience	Public company board experience	Financial expertise	Sales/ marketing	Relevant end market expertise	Technology/ cyber/ IT	Human resources/ compensation/ labor relations	Mergers and acquisitions	Global	Sustainability	Manufacturing operations	Metals industry experience
											



Michael S. Williams

Age: 64

Term: Expires in 2027; director since 2021

Committees: None

Other public company boards: None

Business experience: Mr. Williams is the President and Chief Executive Officer of Metallus Inc., a position he has held since January 1, 2021. Prior to his current position, Mr. Williams was CEO of Bayou Steel Group (a U.S. producer of structural steel and merchant bar) from May 2019 to September 2019. Prior to joining Bayou Steel, Mr. Williams served as President Outokumpu Americas for Outokumpu Oyj (a global leader in the stainless steel industry) from 2015 to 2019. Before that, Mr. Williams held a number of leadership roles at US Steel Corporation (a Fortune 500 company and leading integrated steel producer) from 2006 to 2015, including Senior Vice President, North American Flat Rolled and, most recently, Senior Vice President, Strategic Planning and Business Development. Earlier in his career, Mr. Williams served as Vice President of Commercial Products at Special Metals Corporation (a leader in the invention, production and supply of high-nickel alloys) and, prior to that, as Chairman and Chief Executive Officer of Ormet Corporation (a manufacturer of foil, sheet, billet and other aluminum products).

CEO or chairperson experience	Public company board experience	Financial expertise	Sales/ marketing	Relevant end market expertise	Technology/ cyber/ IT	Human resources/ compensation/ labor relations	Mergers and acquisitions	Global	Sustainability	Manufacturing operations	Metals industry experience

Board of directors information

Meetings and committees

During calendar year 2024, there were eight meetings of the Board of Directors. All incumbent directors attended 75 percent or more of the aggregate number of meetings of the Board and its committees on which they served. It is our policy that all members of the Board of Directors serving at the time of the annual meeting of shareholders should attend the annual meeting, and all such directors attended the 2024 annual meeting of shareholders. The independent directors met separately in executive session without management present at least quarterly in conjunction with regularly scheduled meetings of the Board in 2024 and intend to meet separately in executive sessions without management present at least quarterly in conjunction with regularly scheduled meetings of the Board of Directors in 2025 and thereafter.

The standing committees of the Board of Directors consist of the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee. Each of these committees meets regularly and has a written charter approved by the Board of Directors which is reviewed and reassessed annually. A current copy of each of these charters is available on the company's website at **www.metallus.com**. At each regularly scheduled Board meeting, the Chair of each committee reports on any significant matters addressed by the committee since the last regularly-scheduled Board meeting.

Audit Committee	Five meetings in 2024

Members

Donald T. Misheff, Chair*

Mary Ellen Baker

Nicholas J. Chirekos

Ellis A. Jones

Jamy P. Rankin

* Audit Committee Financial Expert

Our Board of Directors has determined that each member of the Audit Committee named above is financially literate and independent as defined in the listing standards of the New York Stock Exchange and the rules of the Securities and Exchange Commission ("SEC").

Key Responsibilities

- Oversee the integrity of the company's financial statements, internal control over financial reporting and auditing, accounting, tax and financial reporting processes

- Oversee the qualifications, independence, performance and engagement of our independent registered public accounting firm

- Oversee disclosure controls and procedures and internal audit function

- Review and pre-approve audit and permissible non-audit services and fees

- Oversee the company's ethics and compliance program

- Review legal matters that may have a material impact on the company's financial statements or compliance policies

- Oversee financial-related risks and assist the Board in overseeing the company's enterprise risk management program

- Prepare the Audit Committee Report

Audit Committee report

The Audit Committee has reviewed and discussed with management and the company's independent auditor the audited financial statements contained in the company's Annual Report on Form 10-K for the fiscal year ended December 31, 2024, as well as the critical audit matter addressed in the audit and the relevant financial statement accounts or disclosures that relate to the critical audit matter. The Audit Committee also has discussed with our independent auditor the matters required to be discussed by the applicable requirements of the Public Company Accounting Oversight Board ("PCAOB") and the SEC.

The Audit Committee has received and reviewed the written disclosures and the letter from our independent auditor required by applicable requirements of the PCAOB regarding the independent auditor's communications with the Audit Committee concerning independence, has discussed with the independent auditor such auditor's independence, and has considered the compatibility of any non-audit services with the auditor's independence.

Based on the review and discussions referred to above, the Audit Committee recommended to our Board of Directors that the audited financial statements be included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2024, filed with the SEC.

Donald T. Misheff (Chairperson)
Mary Ellen Baker
Nicholas J. Chirekos
Ellis A. Jones
Jamy P. Rankin

Compensation Committee

Four meetings in 2024

Members

Kenneth V. Garcia, Chair*

Randall H. Edwards

Melissa M. Miller**

Randall A. Wotring

* On May 7, 2024, Kenneth V. Garcia became Chair of the Compensation Committee, succeeding Diane C. Creel who retired from the Board of Directors on that same date.

** On May 7, 2024, Melissa M. Miller was appointed as a member of the Compensation Committee upon her election to the Board of Directors.

Our Board of Directors has determined that each member of the Compensation Committee named above is independent as defined in the listing standards of the New York Stock Exchange, and that no such member of the Compensation Committee has any relationship to the company that is material to his or her ability to be independent from management in connection with the duties of a member of the Compensation Committee. Each member of the Committee also is a "non-employee director" for purposes of Section 16 of the Securities Exchange Act of 1934.

Key Responsibilities

- Establish and administer the company's compensation policies and programs for executive officers, other senior management and the Board of Directors

- Review the performance and determine the compensation of executive officers, including approval of the corporate goals and objectives relevant to the compensation of the company's executive officers

- Review, approve and oversee cash and equity-based incentive compensation plans

- Establish and monitor compliance with stock ownership guidelines

- Oversee human capital management

- Review and advise on executive officer succession planning and organizational development

- Review compensation policies and practices, including the clawback policy and the hedging and pledging policy, as they relate to risk management practices

- Review and approve the compensation program for the Board of Directors

- Review and discuss compensation discussion and analysis and prepare the Compensation Committee Report

With the guidance and approval of the Compensation Committee, the company has developed compensation programs for its executive officers that are intended to align the interests of our executives and shareholders; reward executives for sustained, strong business and financial results; and enable us to attract, retain and motivate the best talent.

The agenda for meetings of the Compensation Committee is determined by its chairperson with the assistance of management. The meetings are regularly attended by the President and CEO, the Executive Vice President and Chief Financial Officer, the Executive Vice President, General Counsel and Chief Human Resources Officer, the Senior Director, Human Resources and the Senior Manager, Compensation and Benefits. The Compensation Committee meets in executive session at each of its meetings, and the chairperson reports the Committee's actions regarding compensation of executive officers to the full Board of Directors. The company's human resources department supports the Compensation Committee in its duties and the Committee may delegate to the human resources department and to other company personnel certain administrative duties in connection with the company's compensation programs.

The Compensation Committee has the sole authority to retain and terminate compensation consultants to assist in the evaluation of director and executive officer compensation and the sole authority to approve the fees and other retention terms of any compensation consultants. The Committee has selected Meridian to serve as its independent compensation consultant. The Compensation Committee has engaged Meridian to analyze our executive compensation structure and plan designs, to assess whether the compensation program is competitive and supports the Compensation Committee's goal to align the interests of executive officers with those of shareholders and, from time to time, to review the total compensation of directors. Meridian also provides market data directly to the Compensation Committee, which the Committee references when determining compensation for executive officers. Additional information regarding the Committee's engagement of Meridian, including a discussion of the Committee's assessment of the independence of Meridian, is available in the "Compensation discussion and analysis" ("CD&A") section of this proxy statement under the caption "Determining compensation for 2024 — Role of the compensation consultant: Advising the Compensation Committee."

Compensation Committee interlocks and insider participation

As noted previously, members of the Compensation Committee currently include Kenneth V. Garcia (chairperson), Randall H. Edwards, Melissa M. Miller and Randall A. Wotring. Diane C. Creel served as chairperson and a member of the Compensation Committee until her retirement on May 7, 2024.

No director who served as a member of the Compensation Committee during 2024 is, or was during 2024, an officer or employee of the company. Further, no director who served as a member of the Compensation Committee during 2024 was formerly an officer or employee of the company. All directors who served on the Compensation Committee during 2024 were independent as defined in the listing standards of the New York Stock Exchange during their time of service. Additionally, during 2024, no member of the Compensation Committee had a relationship that is required to be disclosed under SEC rules regarding related-party transactions. Finally, no executive officer of the company serves or served on the compensation committee or board of directors of any company where any member of the Compensation Committee or the Metallus Inc. Board of Directors is, or was during 2024, an executive officer.

Compensation Committee report

The Compensation Committee has reviewed and discussed with our management the CD&A for the year ended December 31, 2024. Following and based on that review and discussion, the Compensation Committee recommended to our Board of Directors, and our Board approved, the incorporation by reference of the CD&A in the company's Annual Report on Form 10-K for the fiscal year ended December 31, 2024, and its inclusion in this proxy statement for filing with the SEC.

Kenneth V. Garcia (Chairperson)
Randall H. Edwards
Melissa M. Miller
Randall A. Wotring

Nominating and Corporate Governance Committee — Four meetings in 2024

Members

Randall A. Wotring, Chair

Randall H. Edwards

Ellis A. Jones

Ronald A. Rice

Our Board of Directors has determined that each member of the Nominating and Corporate Governance Committee named above is independent as defined in the listing standards of the New York Stock Exchange.

Key Responsibilities

- Oversee the evaluation of the Board and its committees
- Identify and recommend qualified candidates for election to the Board
- Recommend whether incumbent directors should be nominated for re-election to the Board
- Evaluate resignations
- Evaluate independence of directors
- Recommend directors to serve as members of the Board's standing committees
- Review and make recommendations regarding the Board's leadership structure
- Oversee corporate governance policies and practices, including the company's Corporate Governance Guidelines, Code of Conduct and potential waivers to the Code of Conduct
- Administer annual evaluation of the Board and oversee annual evaluations of Board committees
- Review and, if appropriate, approve related party transactions

Director candidates recommended by our shareholders will be considered in accordance with the criteria outlined below. In order for a shareholder to submit a recommendation, the shareholder must deliver a communication by registered mail or in person to the Nominating and Corporate Governance Committee, c/o Metallus Inc., Attn: Secretary, 1835 Dueber Ave. S.W., Canton, Ohio 44706. Such communication should include the proposed candidate's qualifications, any relationship between the shareholder and the proposed candidate, and any other information that the shareholder would consider useful for the Nominating and Corporate Governance Committee to consider in evaluating such candidate.

A shareholder who wishes to nominate a person for election as a director must provide written notice to the company's secretary in accordance with the procedures specified in Article I, Sections 13 and 14 of our Code of Regulations. In general, to be timely, the written notice must be received by our secretary at our principal executive offices not less than 90 nor more than 120 days prior to the first anniversary of the date on which the company held the preceding year's annual meeting of shareholders. If the date of the annual meeting of shareholders is scheduled for a date more than 30 days prior to or more than 30 days after the first anniversary of the preceding year's annual meeting of shareholders, then a shareholder's notice must be delivered to our secretary at our principal executive offices not later than the close of business on the later of the 90th day prior to the annual meeting of shareholders or the 10th day following the day on which public announcement of the date of the annual meeting of shareholders is first made. The notice must provide certain information required by the Code of Regulations, including but not limited to (a) biographical and share ownership information of the shareholder (and certain affiliates), (b) descriptions of any material interests of the shareholder (and certain affiliates) in the nomination and any arrangements between the shareholder (and certain affiliates) and another person or entity with respect to the nomination,

(c) biographical and employment information of each nominee, and (d) a brief description of any arrangement or understanding between each individual proposed as a nominee and any other person pursuant to which the individual was proposed as a nominee.

The Nominating and Corporate Governance Committee has utilized and expects to utilize a variety of sources to identify possible director candidates, including professional associations and Board member recommendations. In recommending candidates, the Nominating and Corporate Governance Committee considers the qualifications of candidates such as business experience and other attributes and skills, including high standards of integrity and ethical behavior, which qualify the candidate to serve as a director of the company in light of the company's business and structure. The Nominating and Corporate Governance Committee also may consider such other elements as it deems appropriate, consistent with the factors in the company's Corporate Governance Guidelines and consistent with applicable law, including but not limited to a candidate's professional background and capabilities, knowledge of specific industries, and geographic experience. The Nominating and Corporate Governance Committee also is responsible for reviewing the qualifications of, and making recommendations to the Board of Directors regarding, director nominations submitted by our shareholders. The Committee will consider all potential candidates in the same manner regardless of the source of recommendation.

The Nominating and Corporate Governance Committee periodically will review the appropriate size of the Board and plans for director succession. In the event vacancies are anticipated or arise, the Committee will consider potential director candidates. When considering potential director candidates, the Committee will assess the skills and attributes of our Board as a whole and of each individual director and evaluate whether prospective candidates possess complementary and supplementary skills and attributes that would strengthen our Board.

Director compensation

Our non-employee director compensation program is intended to provide fair and competitive compensation and to align the interests of our non-employee directors with the interests of our shareholders. Key features of our non-employee director compensation program include the following:

- A significant portion of non-employee director compensation is delivered through equity awards.
- We provide a competitive annual cash retainer and additional retainers for committee chairs, but no meeting fees.
- Overall director compensation is subject to a limit. Pursuant to our Amended and Restated 2020 Equity and Incentive Compensation Plan, the maximum aggregate value of compensation granted in any one calendar year to a non-employee director for his or her service as such may not exceed $500,000 (with equity awards valued for this purpose at grant date fair value for financial reporting purposes).
- Our non-employee directors are subject to robust stock ownership guidelines (five times the annual cash retainer).
- Directors are prohibited from pledging company stock or hedging the economic risk related to such stock ownership. Please see "Corporate governance – Anti-hedging policy" for additional information.

Our non-employee director compensation program is reviewed periodically by the Compensation Committee and the Board to ensure that director compensation remains appropriate and competitive. In late 2023, the Compensation Committee asked Meridian (the independent compensation consultant engaged by the Compensation Committee) to conduct a competitive market analysis of the company's director compensation program relative to the same peer group of companies used by the company for benchmarking executive pay. Meridian's analysis concluded that the average annual total value of outside director compensation is positioned near median and the structure of the company's director compensation program is aligned with both peer practices and the broader market. Taking into account Meridian's analysis and conclusions, the Compensation Committee recommended, and the Board approved, continuing the compensation program for non-employee directors with no changes for 2024.

The compensation program under which non-employee directors were compensated for their services as directors during 2024 is summarized below.

Cash compensation

Each non-employee director is paid an annual cash retainer for services as a director. For 2024 the annual cash retainer for each non-employee director was set at $90,000.

An additional annual cash retainer of $90,000 was paid to the non-executive Chairman of the Board in 2024. Further, the chairperson of each standing committee of our Board of Directors was paid the following additional annual fees:

Committee	Chairperson Fee
Audit	$ 20,000
Compensation	$ 15,000
Nominating & Corporate Governance	$ 15,000

Any director also employed by the company is not paid any compensation for serving as a director.

Stock compensation

Each non-employee director serving at the time of our annual meeting of shareholders receives a grant of our common shares following the meeting. The common shares are granted as restricted stock units that generally will vest on the first anniversary of the grant date. For 2024, the approximate target value of the grant for each non-employee director was $120,000.

A non-employee director who is first elected to the Board after the date of the annual meeting will receive a grant of restricted stock units at the time of his or her election to the Board. These restricted stock units generally will vest on the first anniversary of the grant date.

The company requires that the common shares granted to a non-employee director be held for as long as the director remains on the Board. In addition, the Compensation Committee of the Board of Directors has adopted stock ownership guidelines that require non-employee directors to own common shares with a value equal to five times the director's annual cash retainer. The company considers all shares owned by the director, plus unvested restricted stock units, in determining whether the director has met the ownership guidelines. As of February 28, 2025, each of the non-employee directors (except Messrs. Chirekos and Jones and Mses. Baker, Miller and Rankin, each of whom was appointed as director within the last four years) had achieved his or her ownership requirement.

Compensation deferral

Any non-employee director may elect to defer the receipt of all or a specified portion of his or her cash and/or stock compensation in accordance with the provisions of the company's Amended and Restated Director Deferred Compensation Plan. Pursuant to the plan, cash fees can be deferred and paid at a future date elected by the director. The deferred amount will be adjusted based on investment crediting options, which include interest earned quarterly at a rate based on the prime rate plus one percent or the total shareholder return of our common shares, with amounts paid in cash either in a lump sum or in installments, as elected by the director. Stock compensation can be deferred to a future date and is payable, in a lump sum or installments, in shares plus an amount representing dividend equivalents, if any dividends are declared during the deferral period.

2024 Director compensation table

The following table provides details of non-employee director compensation in 2024:

Name[1]	Fees Earned or Paid in Cash [2]		Stock Awards[3] [4]		Total	
Mary Ellen Baker	$	90,000	$	119,151	$	209,151
Nicholas J. Chirekos	$	90,000	$	119,151	$	209,151
Diane C. Creel	$	36,750	$	0	$	36,750
Randall H. Edwards	$	90,000	$	119,151	$	209,151
Kenneth V. Garcia	$	99,750	$	119,151	$	218,901
Ellis A. Jones	$	90,000	$	119,151	$	209,151
Melissa M. Miller	$	67,500	$	119,151	$	186,651
Donald T. Misheff	$	110,000	$	119,151	$	229,151
Jamy P. Rankin	$	90,000	$	119,151	$	209,151
Ronald A. Rice	$	180,000	$	119,151	$	299,151
Randall A. Wotring	$	105,000	$	119,151	$	224,151

[1] Michael S. Williams, President and CEO, is not included in this table as he was an employee of the company throughout 2024 and received no additional compensation for his services as a director.

(2) Diane C. Creel concluded her service on the Board of Directors effective May 7, 2024. Melissa M. Miller was elected to the Board of Directors effective May 7, 2024. The amount shown for Ms. Creel reflects the annual cash retainer payable to non-employee directors and the fee paid for service as Chair of the Compensation Committee, in each case prorated to reflect the time during which she served as a director during 2024. The amount shown for Ms. Miller reflects the annual cash retainer payable to non-employee directors, prorated to reflect the time during which she served as a director during 2024.

(3) The amount shown for each director is the grant date fair value of 5,770 restricted stock units awarded on May 7, 2024, as computed in accordance with Financial Accounting Standards Board Accounting Standards Codification ("FASB ASC") Topic 718. These awards have a one-year vesting period. Ms. Creel was not serving as a member of the Board of Directors at the time of the Annual Meeting of Shareholders and, therefore, did not receive a stock award in 2024.

(4) As of December 31, 2024, Messrs. Chirekos, Edwards, Garcia, Jones, Misheff, Rice and Wotring and Mses. Baker, Miller and Rankin each held 5,770 unvested restricted stock units, which are scheduled to vest on May 7, 2025.

No director had any outstanding company stock options.

Looking ahead to 2025

In late 2024, the Compensation Committee again asked Meridian to conduct a competitive market analysis of the company's director compensation program relative to the same peer group of companies used by the company for benchmarking executive pay. Meridian's analysis concluded that the average annual total value of outside director compensation is slightly below median but the structure and design of the company's director compensation program remains well-aligned with both peer practices and the broader market. Taking into account Meridian's analysis and conclusions, the Compensation Committee recommended, and the Board approved, continuing the current compensation program for non-employee directors with no changes for 2025.

Our commitment to sustainability

At Metallus, our sustainability strategy reflects our vision to harness the enduring power of high-performance metals to make the world a better place. We focus on creating long-term shareholder value by employing sustainable practices. Our commitment to operating responsibly helps ensure we create and maintain a safe and healthy workplace, protect our natural resources and deliver sustainable technologies that contribute to economic growth and prosperity.

With oversight of our sustainability strategy provided by our full Board of Directors, we are committed to making progress towards our long-term goals by addressing areas where we can have the most impact. We report on sustainability metrics, including providing disclosures in accordance with Global Reporting Initiative (GRI) standards and the Sustainability Accounting Standards Board (SASB) for our sector, and informed by the Task Force on Climate-related Financial Disclosures (TCFD). We believe regular, transparent communication with stakeholders about key areas of focus and our progress against established goals is pivotal to our success.

Metallus' sustainability strategy consists of three focus areas organized around environmental, social and governance priorities:



Environmental Stewardship: As a circular operation, our responsibility to the environment is not only evident in the products we produce, but also in our manufacturing processes. We work to mitigate our environmental impact and set attainable goals to drive continuous improvement. Our environmental efforts are focused on maintaining clean air, water, and land, while complying with environmental rules and regulations. Through the integration of material efficiency, conservation of energy, and responsible natural resource use, we aim to continually lessen our products' environmental impact.



Social Commitment: Our social commitment begins with protecting the health and safety of our employees, customers and suppliers, and extends to cultivating an inclusive workplace that embraces a variety of perspectives and talents, and where everyone has the opportunity to grow and achieve their full potential. We are also inspired to make a positive impact in the communities where we live and work.



Governance and Ethics: We promote the long-term interests of shareholders and build public trust through good governance practices. This includes oversight of the sustainability strategy by our Board of Directors, which receives regular updates from senior leadership and reviews sustainability-related risks and opportunities annually. We are committed to operating in accordance with the highest standards of ethics and integrity and we enact policies and procedures that ensure effective and responsive governance.

Sustainability update disclosures

Metallus publishes an annual sustainability update, which supplements our 2022 Sustainability Report, available on the Sustainability page on our website at **www.metallus.com**. This section includes a summary of the update, including an overview of our approach to sustainability governance and risk management, an explanation of our sustainability priorities and progress towards our goals associated with those priorities.

In April 2025, Metallus expects to publish its 2024 sustainability update including GRI and SASB disclosures.

Investor outreach and shareholder engagement

We value the input we receive from our shareholders. Throughout the year, management continually engages with investors in several ways, including in-person and virtual meetings, quarterly investment calls, and investor conferences and presentations. We conduct open and transparent discussions on a variety of relevant matters, which may include corporate governance topics, our executive compensation program and sustainability initiatives, among other matters. Shareholder feedback helps guide our compensation plan and changes to our corporate governance, compensation and sustainability strategy and practices.

Our 2024 investor dialogues generally solicited positive feedback from investors with regard to the best practices reflected in our executive compensation programs and our enhanced sustainability reporting.

Sustainability oversight and risk management

Metallus' full Board of Directors oversees the company's corporate responsibility and sustainability strategy. The Board conducts an annual review of the company's sustainability strategy, risks and opportunities. The Board and its committees review information relative to the company's environmental and safety performance, as well as human resources and governance matters, on a regular basis. The following chart highlights some of these matters, including the Board and/or committee responsible and the frequency with which these matters are reviewed.

	Board of Directors	Audit Committee	Compensation Committee	Nominating and Corporate Governance Committee	Frequency of Review
Review of sustainability strategy, risks and opportunities	X				Annually
Environmental					
Air emissions and deviations	X				At least quarterly
Water usage	X				At least quarterly
Waste-to-landfill	X				At least quarterly
Reportable events	X				At least quarterly
Social					
Safety					
OSHA recordable case rates	X				At least quarterly
Lost time case rates	X				At least quarterly
PSIF action completion rate	X				At least quarterly
Safety management system maturity	X				At least quarterly
Human Resources					
Talent attraction			X		At least quarterly
Talent retention			X		At least quarterly
Talent development			X		At least quarterly
Labor relations			X		At least quarterly
Employee engagement			X		At least semi-annually
Succession planning			X		At least annually
Governance					
Ethics and compliance reports		X			Quarterly
Related party transactions				X	At least annually
Cybersecurity and data security practices	X				At least semi-annually
Disclosure controls and procedures		X			Quarterly
Executive compensation			X		At least annually
Director independence				X	At least annually
Board skills and qualifications				X	At least annually
Board and committee evaluations	X	X	X	X	Annually
Enterprise risk management	X	X			At least annually

At the management level, we have established a steering committee, comprised of senior-level leaders representing the company's legal, finance, environmental, human resources, communications, manufacturing, engineering, supply chain and commercial organizations, with responsibility for, among other matters, sponsoring, informing and advising on high priority sustainability topics through periodic materiality assessments; ensuring that goals are developed for high priority sustainability topics; and sponsoring, approving and overseeing key sustainability projects. Core working groups are then established to lead individual high priority topics and projects, under the guidance and leadership of a steering committee sponsor. This governance structure facilitates the establishment of sustainability priorities by the company's senior management team (in alignment with the strategy set by the Board of Directors), with functional area experts throughout the company responsible for leading the projects to implement the established priorities.


SUSTAINABILITY GOVERNANCE STRUCTURE
METALLUS
BOARD OF DIRECTORS
Role: Provides oversight of sustainability program strategy, risks and opportunities, goals, targets, and key disclosures.
EXECUTIVE TEAM
Role: Provides guidance and direction on sustainability strategy, risks and opportunities, goals, targets, action plans, and disclosures.
SUSTAINABILITY STEERING COMMITTEE
Role: Accountable for driving sustainability strategy and progress in key focus areas, including establishing goals/KPIs, prioritizing workstreams, identifying risks/ opportunities, and operationalizing a sustainability mindset into company culture.
SUPPLY CHAIN
ENVIRONMENT
OPERATIONS
FINANCE
ENGINEERING
LEGAL & COMPLIANCE
INFORMATION TECHNOLOGY
HUMAN RESOURCES
COMMUNICATIONS & INVESTOR RELATIONS
HEALTH $ SAFETY
Roles: Cross-functional teams that execute our sustainability strategy plans and lead specific business functions or projects.

In 2024, the steering committee focused on the ongoing maturation of our corporate sustainability strategy, including development of standard operating procedures to ensure uniform data collection and controls over greenhouse gas (GHG) reporting and support for our large capital projects with sustainability benefits. This steering committee oversees our specialized subcommittees, responsible for implementing foundational elements of our company-wide sustainability programs and initiatives. These subcommittees promote enhanced cross-functional engagement and are organized around key topics such as data controls and procedures, external reporting, governance and strategy, sustainability projects and annual priorities and key performance indicators (KPIs).

Areas of focus

Our sustainability goals align with the environmental, social and governance topics that matter most to our stakeholders, as defined by the materiality assessment we conducted in 2021.

After collecting and analyzing responses from key stakeholders, we determined the following matters are most relevant and reasonably likely to impact the company's financial condition, operating performance, strategy and financial planning and accordingly established the following pillars and focus areas for our sustainability program.



ENVIRONMENTAL STEWARDSHIP

We strive to be responsible stewards of the environment. Our sustainable practices and initiatives focus on minimizing our environmental impact through efforts that include:

- Actively monitoring our GHG and other air emissions
- Optimizing our operations for energy efficiency and reduction
- Reducing waste and driving the circular economy
- Implementing water conservation initiatives



SOCIAL COMMITMENT

Our people are at the core of our success. Through a variety of stakeholder engagement practices, we demonstrate the commitment to our people by:

- Prioritizing the health and safety of all employees, contractors, and visitors to our facilities
- Promoting equal opportunity and an inclusive and supportive work environment
- Engaging, empowering, and encouraging employees to learn and grow
- Negotiating fair agreements with our workforce
- Positively impacting our surrounding communities through partnerships and volunteerism



GOVERNANCE AND ETHICS

Holding ourselves to the highest standards of governance and ethics includes conducting our business in a responsible, transparent, and ethical manner. To do so, we have the following measures in place:

- Business ethics and compliance program
- Internal procedures and controls across the organization
- Responsible supply chain management
- Cybersecurity and data privacy programs
- Executive compensation programs and policies aligned with best practices and shareholder interests

Environmental stewardship

2030 environmental goals

In October 2021, Metallus announced 2030 environmental goals – a critical milestone in the evolution of the company's sustainability program.

We committed to the following 2030 environmental goals, compared with a 2018 baseline:
- 40% absolute reduction in combined Scope 1 and Scope 2 greenhouse gas emissions
- 30% absolute reduction in total energy consumption (direct and indirect)
- 35% absolute reduction in fresh water withdrawn
- 10% reduction in waste-to-landfill intensity

The company's 2030 targets for greenhouse gas emissions, energy consumption and fresh water withdrawn are based on an absolute or total reduction in the amount of greenhouse gas emissions, energy consumption and fresh water withdrawn as compared to a 2018 baseline. In contrast, the company's waste-to-landfill target is based on an intensity or percentage reduction of waste-to-landfill per ton of steel shipped as compared to a 2018 baseline. All 2030 targets are based on the company's operating assets as of 2018 and do not account for any future inorganic growth or other expansion of its facilities or operating assets, for which an adjustment to the absolute reduction may be required. The company selected 2018 as the baseline year as it aligns with the baseline used in the company's Sustainability Accounting Standards Board (SASB) disclosure. Following the publication of steel sector guidance and standards in 2023 by the Global Steel Climate Council (GSCC), the company has evaluated its existing goals and performance. In 2024, the company became a member of GSCC, and the company intends to submit a science-based target aligned with the GSCC's Steel Climate Standard for validation by an accredited third-party organization, which may result in refreshed environmental goals.

The company's 2030 targets are supported by projects across the company's manufacturing, supply chain and corporate operations and, in 2021, the indefinite idling of the company's Harrison melt and casting assets contributed to the reduction in greenhouse gas emissions.

We have allocated approximately $3 million of capital expenditures per year through 2030 to achieve our long-term sustainability goals, including safety- and environmental-related projects. In 2024, actual capital expenditure spend was approximately $2.8 million related to these initiatives, which primarily related to safety projects.

Social commitment

In addition to our environmental targets, we are committed to health and safety and cultivating an inclusive culture that embraces varied perspectives and talents on our Board, in leadership and throughout our company.

Health and safety

At Metallus, our core value of Safety First expresses our belief that the health and well-being of our fellow employees is essential to our ability to achieve our mission to be an industry-leading provider of high-quality specialty metals and to deliver exceptional value for our customers, employees and investors. Building and maintaining a culture of safety empowers each of us as individuals, and collectively as a company, to successfully grow. Our commitment to safety is rooted in the recognition that our personal actions affect the safety and performance of others. This sense of responsibility drives engagement through increased awareness of the vital role each team member plays in promoting a safe work environment while maintaining our commitment to best-in-class quality in our processes and products.

We recognize the need for and are committed to improving the company's safety culture. Over the past few years, we introduced new safety training focused on the core elements of improving the safety culture and performance while helping to understand the direct impact human factors have on all of us. In 2024, we built on this foundation with additional training regarding human factors which positively influence safety, performance and reliability outcomes; hand safety practices; and training to prevent serious injuries or fatalities. We invested approximately $8 million in 2024 in company-wide safety training, equipment and improved safety processes in an effort to ensure we are creating a lasting culture of safety. We expect to invest approximately $5 million in 2025 to further expand these efforts. To reinforce the importance of operating safely and responsibly, a safety metric (comprised of both leading and lagging indicators) is included in our annual incentive compensation plan for all salaried employees.

Compensation and total rewards

We provide competitive compensation programs to help meet the needs of our employees. Our programs are designed to support the profitable growth of our business; attract, reward, and retain the talent we need to succeed; support the health and overall well-being of our employees; and reinforce a performance-based culture.

In addition to base compensation, we offer quarterly and annual incentive compensation, stock awards and participation in various retirement plans. Our company also provides employer-sponsored health and wellness benefits to our employees.

Employee retention

We seek to retain the best people by providing them with opportunities to grow, build skills and be appreciated for their contributions as they work to serve our customers. Our vision and mission inform everything we do and our work is grounded in our core values, which represent the framework on which our culture is built.


VISION
Harnessing the enduring power of high-performance metals to make the world a better place.
MISSION
To be an industry-leading provider of high-quality specialty metal, manufactured components, and supply chain solutions and to deliver exceptional value to our customers, employees, and shareholders.
VALUES
Safety First
Customer Driven
Best-in-Class Quality
Innovative and Collaborative
Ethical and Responsible


OUR 3C2F CULTURE
COLLABORATE
FOLLOW-UP
CARE
COMMUNICATE
FOLLOW-THROUGH

Our employees are critical to our success and are the reason we are able to execute at a high level. We believe a continuous focus on company culture and employee engagement will help us provide high quality products to our customers. In 2024, we conducted semi-annual surveys to gather insight into the level of employee engagement at Metallus and other factors that contribute to a successful workplace. These surveys help to ensure we are continuously listening to our employees and measuring our progress. We regularly communicate with our employees regarding survey results and actions being taken in response.

We diligently track our employee retention and management regularly evaluates our employees' retention risk. For 2024, we ended the year with an overall voluntary turnover rate of approximately 6 percent, comprised of approximately 4 percent for salaried and approximately 8 percent for hourly employees. This compares to an overall voluntary turnover rate of approximately 9 percent in 2023 and 16 percent in 2022. The voluntary turnover rate in 2024 was significantly improved as compared to recent years and more in line with the company's historical experience.

Employee training and development

At Metallus, we believe that our vision moves us forward and our people drive our success. That is why it is a core component of our strategy to invest in talent and leadership development at all levels of the company. We invest significant resources to develop talent with the right capabilities to deliver the growth and innovation needed to support our business strategy. In 2024, we continued and expanded upon many of the learning and development programs introduced since 2022 and aimed at developing leadership and other professional skills and capabilities. In 2024, we also continued to build our pipeline of skilled trades talent by expanding and improving our apprentice program. We offer an educational reimbursement program to assist employees with the cost of obtaining certain undergraduate or graduate degrees. Metallus encourages our employees to constantly learn and grow and has aligned our performance management system to support this focus on continuous learning and development.

Belonging and inclusion

At Metallus, we believe our people are our strongest assets. Creating an atmosphere that provides a sense of belonging and inclusion is fundamental to our strategic imperative to attract and retain top talent and provide equal opportunities for growth to all employees. We foster a culture that lends a variety of perspectives and expertise to our operations. We recognize that an inclusive, engaging culture has enabled us to deliver innovative solutions throughout the life of our business and is key to our continued business success. Within our organization, we maintain employee resource groups (ERGs) which further promote belonging and inclusion. We have an advisory council comprised of senior leaders in the company and the executive sponsors of our ERGs to advance and champion the company's efforts to leverage our unique perspectives, backgrounds and experiences to make a positive impact and promote unity within Metallus and our communities. In 2024, our ERGs continued to expand their programming and employee engagement with the support of the advisory council. Metallus is also proudly involved in several organizations that promote and foster belonging and inclusion in our community and industry.

Commitment to Human Rights

At Metallus, we are committed to the protection and advancement of human rights. We recognize our responsibility for the company's culture and the impact our practices have on society as a whole. Being ethical and responsible at our core means that we believe in treating all people with dignity and respect, from our workplaces to our supply chain partners. As further detailed in our applicable policies, Metallus does not tolerate discrimination, harassment or disrespect of an individual for any reason, and we strictly forbid any form of child labor, forced labor or slavery, or human trafficking at any of our facilities or within our supply chain. Metallus' published supplier code of conduct outlines our expectations for suppliers in the areas of human rights, ethical business practices, responsible sourcing, environmental sustainability and information security. Our supplier code of conduct, along with standalone policies on human rights, child and forced labor, conflict minerals and human trafficking, can be found on the Sustainability page of our website at **www.metallus.com**. These policies, together with our Code of Conduct, include additional details regarding our commitment to human rights.

More information on Metallus' corporate responsibility can be found on the Sustainability page of our website at **www.metallus.com**.

Corporate governance

Corporate Governance Guidelines

The Board of Directors has adopted the Metallus Inc. Corporate Governance Guidelines. These guidelines outline the responsibilities of the Board of Directors, director selection criteria and procedures, board composition criteria and various policies and procedures designed to ensure effective and responsive governance. The Corporate Governance Guidelines are reviewed annually by the Nominating and Corporate Governance Committee and are available on our website at **www.metallus.com**.

Code of Conduct

Being ethical and responsible is a core value of the company. As such, we hold ourselves to the highest ethical standards and recognize that we are all responsible for the company culture and for the impact that our practices have on society as a whole. Each of our employees and directors is required to comply with the Metallus Inc. Code of Conduct, a code of business conduct and ethics adopted by the company. Our Code of Conduct sets forth policies covering a broad range of subjects, including antitrust and competition, corruption and bribery, conflicts of interest, inside information, accurate financial records, harassment, environmental, health and safety and intellectual property, among other matters, and requires strict adherence to laws and regulations applicable to the company's business.

Any waiver of the Code of Conduct for executive officers or directors may be made only by the Board of Directors or its Nominating and Corporate Governance Committee and will be disclosed promptly in accordance with applicable law and rules of the New York Stock Exchange. We intend to disclose any such waiver, or any amendment to our Code of Conduct, within four business days on our website at **www.metallus.com**. The Metallus Inc. Code of Conduct is reviewed periodically by the Nominating and Corporate Governance Committee and is available on our website at **www.metallus.com**.

We also expect our suppliers, vendors and other supply chain partners to adhere to certain standards related to corporate integrity, fair and ethical business practices, responsible product sourcing and the safety and wellbeing of workers across our global supply chain. Accordingly, we have adopted a Supplier Code of Conduct, which is available on our website at **www.metallus.com**.

Insider Trading Policy

The Board of Directors has adopted insider trading policies and procedures that apply to all of the company's directors, officers and employees, as well as certain other designated individuals, to prevent the misuse of confidential information about the company, as well as other companies with which we have a business relationship, and to promote compliance with all applicable securities laws. These policies and procedures include the Policy Regarding Trading in Stock and Prohibiting the Improper Use or Disclosure of Material, Non-Public Information (the "Insider Trading Policy"), which applies to the company's directors, officers and certain employees and to their related persons. Among other things, the Insider Trading Policy prohibits engaging in transactions in securities while in possession of material non-public information and disclosing to anyone any material, non-public information about a company. The Insider Trading Policy further requires that directors, officers and certain other employees who, because of their positions, are more likely to have access to material, non-public information ("Covered Persons") conduct transactions in the company's securities only during designated "window periods," unless such transactions are conducted pursuant to an approved trading plan under Rule 10b5-1 of the Securities Exchange Act of 1934, as amended ("Rule 10b5-1"). Covered Persons must receive pre-clearance from the company's General Counsel or Chief Accounting Officer prior to engaging in transactions in the company's securities. The Insider Trading Policy also sets forth certain requirements applicable to a Covered Person's adoption of a

Rule 10b5-1 plan for trading in the Company's securities, which are intended to ensure compliance with Rule 10b5-1 and to conform to best practices with respect to the design and implementation of Rule 10b5-1 plans. Certain types of transactions in the company's securities are generally prohibited under the Insider Trading Policy, as described in more detail below under the caption "Anti-hedging policy." The foregoing description is qualified in its entirety by reference to the company's insider trading policies and procedures, including the Insider Trading Policy, which were filed as an exhibit to our Annual Report on Form 10-K.

It is also our policy that the company will not engage in transactions in company securities, or adopt any securities repurchase plans, while in possession of material non-public information relating to the company or its securities other than in compliance with applicable law. The Company currently has a common stock repurchase program in place. The company may utilize various methods to repurchase shares, which could include open market repurchases, including repurchases through Rule 10b5-1 plans, privately-negotiated transactions or by other means.

Anti-hedging policy

Our insider trading policies and procedures prohibit all employees (including our executive officers) and directors from engaging in any speculative transactions involving company stock or securities, including short sales; the purchase or sale of puts, calls or listed options; and purchasing company stock on margin. Additionally, certain employees (including our executive officers) and directors are specifically prohibited from engaging in other hedging transactions such as zero-cost collars and forward contracts, holding company securities in a margin account or pledging company securities as collateral for a loan.

Director independence

The Board of Directors has adopted the independence standards of the New York Stock Exchange listing requirements for determining the independence of directors. After consideration of all relevant facts and circumstances, including each individual's commercial, industrial, banking, consulting, legal, accounting, charitable and familial relationships with the company, the Board has determined that the following directors and director nominees meet (or, in the case of a former director, met) those independence standards and that each of these individuals is (or, in the case of a former director, was) independent and free of any material relationships with the company other than as established through his or her service as a director of the company: Mary Ellen Baker, Nicholas J. Chirekos, Diane C. Creel (prior to the conclusion of her service as a director effective May 7, 2024), Randall H. Edwards, Kenneth V. Garcia, Ellis A. Jones, Melissa M. Miller, Donald T. Misheff, Jamy P. Rankin, Ronald A. Rice and Randall A. Wotring. There are no family relationships among any of our directors or executive officers.

Board leadership structure

The Board of Directors believes it is important to retain flexibility to allocate the responsibilities of the offices of the chairman and chief executive officer in a manner that is in the best interests of the company's shareholders. In October 2019, the Board of Directors separated the positions of chairman and chief executive officer. Ronald A. Rice has served as non-executive chairman since May 5, 2021. Among other duties, the non-executive chairman presides over all meetings of the Board of Directors (including executive sessions of the independent directors), provides direction and input on agendas, schedules and materials for Board meetings, acts as the Board of Directors' liaison to senior management and is available for consultation and direct communications with major shareholders and other stakeholders as appropriate.

At this time, the Board of Directors believes that the separation of the chairman and chief executive officer positions is in the best interests of shareholders because it allows the company's chief executive officer to focus his time and energy on driving the company's business, strategy and performance, while allowing the non-executive chairman to lead the Board of Directors in its fundamental role of providing advice, counsel and oversight to management regarding the company's business, strategy and performance. The Board periodically reviews the Board's leadership structure and its appropriateness given the needs of the Board and the company at such time. In addition, the Board believes its risk oversight framework, as described under "Risk oversight" and "Sustainability oversight and risk management," would be effective under a variety of leadership structures, and therefore does not materially affect its choice of structure.

In addition to our independent non-executive chairman, independent directors chair the Board's three standing committees: the Audit Committee, chaired by Donald T. Misheff; the Compensation Committee, chaired by Kenneth V. Garcia; and the Nominating and Corporate Governance Committee, chaired by Randall A. Wotring. In their capacities as independent committee chairs, Messrs. Garcia, Misheff and Wotring each have responsibilities that contribute to the Board's oversight of management, as well as facilitating communication among the Board and management.

Annual board and committee evaluations

The Board, through the Nominating and Corporate Governance Committee, conducts an annual self-evaluation to assess the effectiveness and performance of the Board. Each committee also conducts an annual self-evaluation to assess the effectiveness and performance of the committee.

The Nominating and Corporate Governance Committee designs and establishes the overall evaluation framework. The chairperson of the Nominating and Corporate Governance Committee leads the evaluation interviews and feedback for the Board and the Nominating and Corporate Governance Committee, while the chairpersons of the Audit Committee and Compensation Committee lead the interviews and feedback for their respective committees. One-on-one discussions are conducted with each director to obtain their assessment of the effectiveness and performance of the Board and each committee on which the director serves. The substance of the discussion is at the absolute discretion of the participants, but the Nominating and Corporate Governance Committee may provide an outline of topics in order to help focus the discussion. Discussion topics may include, among other matters, Board and committee composition and refreshment, including the process for identifying and evaluating potential candidates and whether the Board and committees have the appropriate mix of experience, skills and expertise; committee structure; peer reviews; conduct of Board and committee meetings, including timing, location, content and materials; identification of areas for increased or decreased focus by the Board and committees; and access to appropriate resources.

For the Board evaluation, a summary of the results is presented to the Board on an anonymous basis, identifying any themes or issues that have emerged. Similarly, each committee reviews a summary of the results of its evaluation and reports the results to the Board. In response to feedback received during the board and committee evaluation process for 2024, actions are being taken to provide additional information on specified areas of focus, including succession planning.

Director tenure

As discussed in more detail under "Proposal 1 – Election of Directors," pursuant to the majority voting policy of the Board of Directors, any director who receives a greater number of "withhold" votes than votes "for" his or her election in an uncontested election will submit his or her resignation to the Board of Directors promptly after the certification of the election results, which the Board of Directors may determine to reject. In addition, any director who experiences a change in primary occupation, position or business affiliation, including retirement, is required to tender a resignation to the Chairman, conditional upon acceptance by the Board of Directors. The Board may decline to accept any such resignation. In addition, the Board has implemented a policy that requires directors to retire from the Board of Directors at the first annual meeting of shareholders after reaching the age of 75, unless the Board approves an exception to this policy. The Board has not established director term limits, as longer tenured directors can provide valuable insight into the Company and its operations. The Nominating and Corporate Governance Committee evaluates the qualifications and contributions of each incumbent director before recommending the nomination of such director for an additional term.

Director overboarding policy

Pursuant to our Corporate Governance Guidelines, directors may not serve on more than three other public company boards in addition to our Board of Directors. Any director who is also our Chief Executive Officer or other named executive officer may not serve on more than one additional public company board. The Board may approve exceptions to these limits. All of our current directors comply with our overboarding policy.

In addition to the numerical overboarding limits described above, the Corporate Governance Guidelines provide that Board members are expected to devote the time necessary to discharge their responsibilities appropriately.

Risk oversight

The Board of Directors, in close coordination with its standing committees, oversees the company's management of risk, including operational, financial, legal, regulatory, human capital, data security, cybersecurity and information technology, environmental and strategic risks, as well as the company's processes for identifying, reporting and mitigating risks. In recent years, management and the Board have also discussed risks relating to trade policies, supply chain disruption and inflation as a result of the global economic environment, as well as risks related to artificial intelligence.

Each year, management, under the leadership of the Senior Director — Internal Audit, conducts an enterprise risk management ("ERM") assessment and presents its findings to the Board of Directors, including the identification of top risks to the organization. Throughout the year, management reviews these risks and discusses new events or emerging trends (engaging with outside advisors where appropriate) that may change the top risks or impact the likelihood and magnitude of such risks. In addition to the enterprise risk management assessment, at least quarterly, management reviews with the Board the anticipated risks and opportunities, both internal and external, for the company's annual business plan, including an assessment of the likelihood and magnitude of each such risk and opportunity.

The Audit Committee reviews and discusses the guidelines, policies and processes by which the CEO and senior management of the company assess and manage risks and discusses the company's major financial risk exposures and the steps management has taken to monitor and control those exposures. The Compensation Committee considers potential risks arising from the company's compensation policies and practices for its employees, risk management practices and whether the company's compensation programs encourage unnecessary or excessive risk-taking, as discussed further in the Compensation Discussion and Analysis.

Where the Board of Directors, directly or through another committee of the Board, has processes in place to oversee the management and assessment of non-financial risks, the Audit Committee will review such risk management processes in a general manner. The Board believes that this approach, supported by our senior leadership structure, provides appropriate checks and balances against undue risk-taking.

For additional information regarding oversight of sustainability risks by the Board of Directors and its committees, see "Sustainability oversight and risk management."

Cybersecurity and information security risk oversight

Our cybersecurity program is led by a team of skilled cybersecurity professionals, including dedicated internal cybersecurity resources and external advisors. In the normal course of business, we may collect and store sensitive information, including proprietary and confidential business information, trade secrets, intellectual property, sensitive third-party information and employee information. We maintain a robust cybersecurity incident response plan, which details the incident response procedures, tactical and strategic team membership, and points of contact related to the response processes. The company also maintains a detailed decision-tree-based playbook which is a supplement to the plan and focuses on specific types of incidents and the appropriate response steps. Cybersecurity is an important part of our ERM program, and the company seeks to address cybersecurity risks through a comprehensive, cross-functional approach. The company's cybersecurity policies, standards, processes, and practices for assessing, identifying and managing material risks from cybersecurity threats and responding to cybersecurity incidents are fully integrated into the company's ERM program. The plan and playbook are structured to align with the National Institute of Standards and Technology ("NIST") Cybersecurity framework practices. The plan and playbook are reviewed at least annually. In addition, we maintain insurance that includes cybersecurity coverage.

The company adheres to a periodic, third-party facilitated testing exercise of the cybersecurity incident response plan and playbook with the company's tactical and strategic team members. The teams are comprised of key members of the organization and external advisors who hold critical importance in the handling of cybersecurity events. The exercise covers response procedures for prevalent cybersecurity incidents including but not limited to phishing, third-party breaches, and a standard incident response process. The documentation helps leaders make appropriate, pre-planned decisions. To assist, appendices detailing generalized incident response checklists and workflows from the Cybersecurity & Infrastructure Security Agency and the NIST are referenced and used as a framework. Lastly, the response plans contain instructions on collecting and incorporating lessons learned after a successful identification and remediation of a security event. The information security team also works in partnership with the company's internal audit team to review information technology-related internal controls with our external auditor as part of our overall internal controls process.

In addition, the rapid evolution and increased adoption of artificial intelligence ("AI") and similar machine learning technologies may intensify our cybersecurity risks. In 2024, we established an AI council comprised of a cross-functional group of employees with an objective to deliver value by providing education regarding the uses, benefits and risks of AI and similar technologies in our business, establishing a governance framework and principles for our use of AI, and enabling deliberate experimentation with new technologies employing AI. At this time, our use of AI is focused primarily on data analytics and improving product quality and asset reliability.

In light of the pervasive and increasing threat from cyberattacks, the Board of Directors, with input from management, assesses the measures implemented by us to mitigate and prevent cyberattacks. The company's information technology leadership team consults with and provides regular updates to the Board of Directors, as well as our chief executive officer and other members of our senior management team, as appropriate, on technology and cybersecurity matters, the status of projects to strengthen our information security systems, assessments of the information security program, timely reports regarding any cybersecurity incident that meets established reporting thresholds, and the emerging threat landscape. The information technology leadership team also consults regularly with the Board of Director's cybersecurity expert in between meetings. Our program is evaluated by internal and external experts with the results of those reviews reported to senior management and the Board of Directors at least semi-annually.

In addition, the company has an information technology governance committee, which is comprised of the chief executive officer, the other executive officers and the information technology leadership team. The information technology governance committee meets at least quarterly and as necessary to discuss the cybersecurity program and other relevant topics.

In an effort to enhance the skills and capabilities of the Board of Directors and improve the Board's oversight of cybersecurity risks, in 2022 the Board appointed Mary Ellen Baker as a director. Ms. Baker brings to the Board additional technology and cybersecurity expertise, with extensive experience in governance and risk oversight related to technology, cybersecurity and control environment assurance, as well as large-scale technology, operations, cybersecurity and enterprise data initiatives. The Board of Directors has oversight responsibility for our data security practices and we believe the Board has the requisite skills and awareness into the design and operation of our data security practices to fulfill this responsibility effectively.

Related-party transactions approval policy

As noted, our directors and employees, including our executive officers, are subject to the Metallus Inc. Code of Conduct, which requires employees and directors to act in the best interests of the company and to avoid actual or potential conflicts of interest. To fulfill this duty, employees and directors must avoid situations in which their actions or loyalties are, or may appear to be, divided. While not every situation can be identified in a written policy, our Code of Conduct specifically prohibits the following situations:

- holding a significant financial interest or directorship in any of our customers, competitors or suppliers;
- entering into personal transactions with our customers or suppliers on terms other than those generally available to the public or our company's employees;
- investing in customers, suppliers or competitors that are not publicly traded;
- making or receiving a loan or credit from any of the company's customers, competitors or suppliers or from a director, officer or employee of a customer, competitor or supplier, other than in the ordinary course of our company's business;
- giving or receiving gifts, gratuities or entertainment except to the extent they are customary, of nominal value and not intended to influence a business decision;
- taking personal advantage of corporate opportunities that the company might be interested in pursuing;
- using the company's assets for personal gain;
- participating in business interests or employment outside our company;
- using the company's property other than in connection with our business; and
- conducting business with or supervising family members or friends.

Pursuant to the Code of Conduct, employees' requests for waivers of the Code of Conduct, including but not limited to waivers of any potential or actual conflict of interest, must be submitted to and approved by the General Counsel. Any requested waivers of the Code of Conduct for directors or executive officers can be made only by the Board of Directors or the Nominating and Corporate Governance Committee of the Board. Any such waivers for directors or executive officers will be disclosed promptly in accordance with applicable law and the rules of the New York Stock Exchange. We intend to disclose any such waiver, or any amendment to our Code of Conduct, within four business days on our website at **www.metallus.com**. There were no requests for, or grants of, waivers of the Code of Conduct for any of our executive officers or directors in 2024.

The Nominating and Corporate Governance Committee also is responsible for reviewing and, if appropriate, approving or ratifying any related-party transaction required to be disclosed under Item 404(a) of Regulation S-K of the Securities Act of 1933. In this regard, during 2024, the company purchased approximately $5.2M in products from, and sold approximately $14.1M in products to, various companies affiliated with Ellwood Group, Inc. ("Ellwood"). As of February 28, 2025 and throughout 2024, Ellwood owned more than 5 percent of the company's outstanding common shares and therefore constituted a "related party" for purposes of Item 404(a). The purchases and sales between the company and affiliates of Ellwood were made in the ordinary course of business and on an arms-length basis and have been approved by the Nominating and Corporate Governance Committee.

Beneficial ownership of common stock

Directors and officers ownership

The following table shows, as of February 28, 2025, the beneficial ownership of our common shares by each director, nominee for director and NEO, and by all directors, nominees for director and current executive officers as a group.

Name	Number of Shares of Common Stock Beneficially Owned[1][2]	Percent of Class[3]
Mary Ellen Baker	14,005	*
Nicholas J. Chirekos	14,005	*
Randall H. Edwards	98,390	*
Kenneth V. Garcia	89,768	*
Ellis A. Jones	20,790	*
Melissa M. Miller	—	*
Donald T. Misheff	101,792	*
Jamy P. Rankin	5,200	*
Ronald A. Rice	129,653	*
Randall A. Wotring	132,299	*
Michael S. Williams	539,621	1.3%
Kevin A. Raketich	115,010	*
Kristine C. Syrvalin	79,408	*
Kristopher R. Westbrooks	177,717	*
All directors, nominees for director and current executive officers as a group[2] (15 Individuals)	1,517,658	3.6%

* Percent of class is less than 1%.

[1] Except as otherwise indicated below, for the purposes of this table beneficial ownership of our common shares is based on the sole or shared power to vote or direct the voting or to dispose or direct the disposition of our common shares. Beneficial ownership as determined in this manner does not necessarily bear on the economic incidents of ownership of our common shares. None of the shares owned by directors, nominees or the executive officers have been pledged as security.

[2] The following table provides additional details regarding beneficial ownership of our common shares:

Name	Outstanding Options[a]	Deferred Common Shares[b]
Mary Ellen Baker	0	0
Nicholas J. Chirekos	0	0
Randall H. Edwards	0	0
Kenneth V. Garcia	0	36,768
Ellis A. Jones	0	20,790
Melissa M. Miller	0	0
Donald T. Misheff	0	101,192
Jamy P. Rankin	0	5,200
Ronald A. Rice	0	0
Randall A. Wotring	0	61,269
Michael S. Williams	0	0
Kevin A. Raketich	61,500	0
Kristine C. Syrvalin	18,602	0
Kristopher R. Westbrooks	32,856	0

[a] Includes shares that the individual named in the table has the right to acquire on or before April 29, 2025, through the exercise of stock options pursuant to the company's Amended and Restated 2014 Equity and Incentive Compensation Plan and/or Amended and Restated 2020 Equity and Incentive Compensation Plan. Including those listed, all directors, nominees for director and executive officers as a group have the right to acquire 112,958 shares on or before April 29, 2025, through the exercise of stock options pursuant to the company's Amended and Restated 2014 Equity and Incentive Compensation Plan and/or Amended and Restated 2020 Equity and Incentive Compensation Plan. These shares have been treated as outstanding for the purpose of calculating the percentage of the class beneficially owned by such individual or group, but not for the purpose of calculating the percentage of the class owned by any other person.

[b] Acquired through deferrals of directors' cash or equity compensation; these shares will not be issued until a later date under the Metallus Inc. Director Deferred Compensation Plan.

(3) Calculated using 42,107,991 shares outstanding as of February 28, 2025 as the number of common shares outstanding.

Five percent shareholders

The following table provides information known to us about each beneficial owner of more than 5 percent of our common shares as of February 28, 2025, unless otherwise indicated below.

Beneficial Owner	Amount	Percent of Class[6]
BlackRock, Inc.[1] 50 Hudson Yards New York, NY 10001	7,699,534	18.3%
Ellwood Group, Inc.[2] 1105 N. Market Street P.O. Box 8985, Suite 1300 Wilmington, DE 19810	4,285,026	10.2%
The Vanguard Group Inc.[3] 100 Vanguard Blvd. Malvern, PA 19355	3,257,534	7.7%
Dimensional Fund Advisors LP[4] 6300 Bee Cave Road Building One Austin, TX 78746	3,066,472	7.3%

(1) Pursuant to a Schedule 13F filed with the SEC on February 7, 2025, BlackRock, Inc. reported it is the beneficial owner of, and has sole dispositive power over, 7,699,534 of our common shares, with respect to which it has sole voting power over 7,320,206 shares, shared voting power over no shares and no voting power over 379,328 shares.

(2) Pursuant to a Schedule 13D/A filed with the SEC on January 5, 2016, Ellwood Group, Inc. and its wholly-owned subsidiary, Ellwood Group Investment Corp., reported it is the beneficial owner of, and has sole voting and dispositive power with respect to, 4,285,026 of our common shares.

(3) Pursuant to a Schedule 13F filed with the SEC on February 11, 2025, The Vanguard Group Inc. reported it is the beneficial owner of 3,257,534 of our common shares, with respect to which it has sole dispositive power over 3,119,829 shares, shared dispositive power over 137,705 shares, sole voting power over no shares, shared voting power over 100,131 shares, and no voting power over 3,157,403 shares.

(4) Pursuant to a Schedule 13F filed with the SEC on February 13, 2025, Dimensional Fund Advisors LP reported it is the beneficial owner of 3,066,472 of our common shares, with respect to which it has sole dispositive power over 2,970,267 shares and sole voting power over 2,903,913 shares; shared dispositive power and voting power over 96,205 shares; and no voting power over 66,354 shares.

(5) Calculated using 42,107,991 shares outstanding as of February 28, 2025 as the number of common shares outstanding.

Proposal 2
Ratification of selection of independent auditor

Appointment of independent auditor for 2025

The Audit Committee of the Board of Directors has selected Ernst & Young LLP, an independent registered public accounting firm, to perform the audit of the company's financial statements and our internal control over financial reporting for the 2025 fiscal year. Ernst & Young has served as Metallus' independent auditor since 2012.

The selection of Ernst & Young as our independent auditor is not required to be submitted to a vote of our shareholders for ratification, but our Board of Directors believes obtaining shareholder ratification is a sound governance practice. If our shareholders fail to vote in favor of the selection of Ernst & Young, the Audit Committee will reconsider whether to retain Ernst & Young and may retain that firm or another firm without resubmitting the matter to our shareholders. Even if the shareholders ratify this appointment, the Audit Committee may, in its discretion, direct the appointment of a different independent registered public accounting firm at any time during the year if it determines that such a change would be in the company's best interest.

Representatives of Ernst & Young are expected to be present at the 2025 annual meeting of shareholders. They will have an opportunity to make a statement if they desire to do so and will be available to respond to appropriate questions.

Ratification of the appointment of Ernst & Young as the company's independent auditor for the 2025 fiscal year requires the affirmative vote of a majority of the votes cast on the proposal.

Shares represented by proxy will be voted FOR this proposal unless you specify otherwise in your voting instructions.

 **Your Board of Directors recommends a vote for the ratification of the selection of Ernst & Young LLP as the independent auditor for the 2025 fiscal year.**

Services of independent auditor for 2024

Set forth below are the aggregate fees billed by Ernst & Young for professional services rendered to the company for the fiscal years ended December 31, 2023 and 2024:

	2024	2023
Audit fees[a]	$ 1,570,484	$ 1,324,478
Audit-related fees	—	—
Tax fees	—	—
All other fees	—	—
Total fees	$ 1,570,484	$ 1,324,478

[a] Audit fees consist of fees for professional services rendered for the audits of our annual consolidated financial statements and internal control over financial reporting, and the statutory audit performed in the UK. The audit fees also include professional services provided in connection with changes in accounting and accounting, auditing and financial reporting associated with non-recurring transactions, IT implementation and SEC filings.

Audit Committee pre-approval policies and procedures

The Audit Committee annually approves the scope of services and fees payable for the year-end audit and statutory audits to be performed by the independent auditor for the next fiscal year. In addition, the Audit Committee has adopted a pre-approval policy pursuant to which the Committee annually approves certain audit, audit-related and tax services that may be provided by the independent auditor, along with the associated fees for such services, during the upcoming fiscal year. Other than services pre-approved in connection with the annual engagement of the independent auditor or pursuant to the pre-approval policy, all services to be provided by the independent auditor must be specifically pre-approved by the Audit Committee. Requests for pre-approval must contain sufficient detail to ensure the Audit Committee knows precisely what services it is being asked to pre-approve so that it can make a well-reasoned assessment of the impact of the service on the auditor's independence. With certain specified limitations, the Audit Committee has delegated its pre-approval authority to its chairperson, who must report any pre-approval decisions to the full Audit Committee at its next scheduled meeting. All of the services described above were approved by the Audit Committee in accordance with the foregoing policies and procedures.

Proposal 3
Approval, on an advisory basis, of named executive officer compensation

We are asking our shareholders to approve, on an advisory basis, the compensation of our named executive officers as disclosed in this proxy statement. Although this is an advisory vote, and therefore not binding on our Board of Directors, the Compensation Committee, which is responsible for designing and administering our executive compensation program, values the opinions expressed by our shareholders with respect to this proposal and will review and consider the voting results when making future decisions regarding our executive compensation programs. While we aim to continuously improve our pay practices, we are pleased with the positive feedback from our shareholders and their strong historical endorsement of our executive compensation program, which is reflected in an average of approximately 98% of votes cast in favor of our "say-on-pay" proposal over the past three years. At the 2024 annual meeting of shareholders, the "say-on-pay" advisory vote passed with approximately 99% of votes cast in favor of our proposal.

We conduct this "say-on-pay" vote annually as we consider it to be a matter of good corporate governance. We anticipate that shareholders will next have the opportunity to vote on the frequency of future advisory votes on the compensation of our named executive officers at the 2027 annual meeting of shareholders.

As we explain in the compensation discussion and analysis that follows, our executive compensation program is designed to attract, retain, motivate and reward our named executive officers for achieving specific annual, long-term and strategic goals, and also for increasing shareholder value. We believe the compensation program for our named executive officers:

- aligns the interests of our executives with those of our shareholders;
- rewards executives for sustained, strong business and financial results; and
- enables us to attract, retain and motivate the best talent.

We encourage you to review carefully the compensation discussion and analysis, the compensation tables and related disclosures included in this proxy statement. They contain information about the processes the Compensation Committee follows and the factors it considers when determining compensation for our named executive officers. They also describe the primary elements of our executive compensation program and the 2024 compensation of our named executive officers.

Therefore, as required under the Dodd-Frank Wall Street Reform and Consumer Protection Act and Section 14A of the Exchange Act, we are asking you to approve, on an advisory (non-binding) basis, the following resolution at our 2025 annual meeting of shareholders:

> *RESOLVED, that the compensation of the named executive officers as disclosed pursuant to the compensation disclosure rules of the Securities and Exchange Commission, including the compensation discussion and analysis, the compensation tables and other related material disclosed in this proxy statement, is hereby APPROVED.*

The Board recommends that shareholders indicate their support for the compensation of the company's named executive officers as described in this proxy statement by voting "FOR" approval of this proposal at the annual meeting. The Compensation Committee will consider the affirmative vote of a majority of the votes cast on this proposal as approval of the compensation paid to the company's named executive officers. If there are a significant number of negative votes, the Compensation Committee will seek to understand and consider the concerns that influenced such votes in making future decisions about executive compensation programs.

Shares represented by proxy will be voted FOR this proposal unless you specify otherwise in your voting instructions.

 **Your Board of Directors recommends a vote for advisory approval of the compensation of our named executive officers.**

Compensation discussion and analysis

This Compensation Discussion and Analysis ("CD&A") provides an overview of our named executive officer ("NEO") compensation philosophy and practices, and the factors considered by the Compensation Committee in granting and delivering NEO compensation for 2024.

This CD&A focuses on the following individuals, whom we have determined to be the company's NEOs for 2024:

Named executive officer	Title
Michael S. Williams	President and Chief Executive Officer
Kristopher R. Westbrooks	Executive Vice President and Chief Financial Officer
Kristine C. Syrvalin	Executive Vice President, General Counsel and Chief Human Resources Officer
Kevin A. Raketich	Executive Vice President and Chief Commercial Officer

Executive summary

Our 2024 business performance

In 2024, weak market demand across many of our end markets drove lower ship tons and utilization rates, resulting in financial results well below expectations. Over the past few years and with a focus on continuous improvement, we have structurally enhanced our business to be more resilient against economic downturns such as those experienced in 2024. As a result, despite challenging market conditions, we delivered positive net income and operating cash flow in 2024 while maintaining a strong balance sheet and returning capital to shareholders through our share repurchase program.

Throughout the year, our team remained focused on maintaining and investing in our world-class assets aimed at improving safety, quality and efficiency. In addition, we continued to provide training and development opportunities for our employees. We believe these actions are not only critical for our long-term growth but will help us emerge from the current downturn stronger and ready to capitalize on opportunities as market conditions improve.

In 2024, Metallus entered into an agreement with the U.S. Army for $99.75 million in funding to support their mission of increasing munitions production for national security in the upcoming years, as well as an agreement for $3.5 million in grants from JobsOhio. The funding agreements support the commissioning of two major assets: a continuous bloom reheat furnace and a roller hearth heat treat furnace. These assets are expected to enhance production capacity, improve processing efficiencies, increase first-time quality and reduce yield loss, benefiting all our customers.

As we conduct our business, we continue to consistently prioritize safety which remains a core value at Metallus. In 2024, we spent approximately $8 million on safety equipment and comprehensive training programs company-wide. Our goal is to ensure that our employees end each day injury and incident free. As a reminder, a significant portion of the annual incentive for each leader in our organization is tied directly to achieving specific safety targets.

In 2024, our teams made significant strides not only in safety but in other areas that we believe will drive long-term shareholder value, including:

- broadening our value-added processing services in multi-metals, including stainless steel and other high-alloy steels;
- installing new camera technologies, in-line gauging to improve first-time quality and an automated grinding line to improve operational efficiency and achieve significant cost reductions;
- enhancing our manufacturing training and cross-training to develop our employees' capabilities;
- expanding our successful apprentice program to include our facility in Eaton, Ohio; and
- focusing on leadership development and introducing a new cultural framework (Care, Communicate, Collaborate, Follow-Through and Follow-Up) to support our company's ongoing transformation.

We remain committed to delivering value to our shareholders, as demonstrated by our capital allocation strategy, which includes strategic reinvestment in our business and our ongoing share repurchase program. In 2024, the company invested $64.8 million in capital expenditures and deployed $54.8 million for shareholder return activities, further reducing diluted shares outstanding.



2024
Net sales $1,084.0M

Net income $1.3M[1]

Adjusted EBITDA[2] $77.7M

as compared with

2023
Net sales $1,362.4M

Net income $69.4M[1]

Adjusted EBITDA[2] $169.0M

(1) Net income includes a loss of $10.3M in 2024 and a loss of $40.6M in 2023 from the remeasurement of benefit plans.
(2) Adjusted EBITDA is a non-GAAP financial measure. Please see Appendix A for a reconciliation of this financial measure to the most comparable GAAP financial measure.

Pay for performance

At Metallus, we believe in rewarding employees, including our NEOs, for helping the company achieve our corporate goals, deliver exceptional performance and build shareholder value. In this spirit, we designed our executive compensation program to further the following objectives:

Executive Compensation Program Objectives:
✓   Align the interests of our executives and shareholders
✓   Reward executives for strong business and financial results
✓   Attract, retain and motivate the best talent

The compensation of our NEOs during 2024 reflects our financial results both for the current year and the three-year period ended December 31, 2024, and demonstrates that our compensation plans pay for performance as intended. For example:

- **2024 annual performance award plan ("APA plan") metrics**: (i) adjusted earnings before interest, taxes, depreciation and amortization ("adjusted EBITDA"), (ii) adjusted operating cash flow and

(iii) safety, comprised of typical lagging indicators (40 percent of the safety metric) for OSHA recordable and OSHA lost time incident rates and a leading indicator (60 percent of the safety metric) for timely completion of corrective actions related to near-miss incidents which have the potential to result in a serious injury or fatality (PSIF action completion rate). In 2024, we maintained safety as a weighted metric in the APA plan to reinforce the strategic importance of improving the company's safety culture and performance.

- **With lower profitability and operating cash flow but continued improvements to safety management systems, 2024 APA plan delivers payout well-below target**: While base pricing remained relatively steady throughout the year, customer demand was weak across the industrial and energy markets as well as the distribution channel. As a result, customer shipments were below expectations and melt utilization was below optimal levels, resulting in profitability below the threshold performance objective established for 2024 and adjusted operating cash flow which, while above threshold, was still well below the target performance objective for 2024. This resulted in no payout on the adjusted EBITDA metric and a payout (on an unweighted basis) of 19.0 percent of target on the adjusted operating cash flow metric. Overall performance on the safety metric was above target, as the company's OSHA lost-time incident rate and OSHA recordable rate each failed to achieve the threshold performance objective but the company exceeded the maximum performance objective for the PSIF action completion rate, resulting in a payout percentage (on an unweighted basis) on the safety metric of 120.0 percent of target. As a result, the Compensation Committee approved a total payout of 29.7 percent of target for each NEO based on performance against the metrics established for the 2024 APA plan.

- **Relative total shareholder return results in below target payout on 2022-2024 performance shares**: NEOs earned a payout of 80.0 percent of the target number of performance shares granted for the 2022-2024 performance cycle, based on the company's relative total shareholder return as compared to an identified peer group of steel companies for the one-, two- and three-year periods beginning January 1, 2022 and ended December 31, 2022, 2023 and 2024. Relative total shareholder return for the first performance period ended December 31, 2022 was achieved at the 44th percentile of the identified peer group, and relative total shareholder return for the second performance period ended December 31, 2023 was achieved at the 43rd percentile of the identified peer group. For the third and final performance period ended December 31, 2024, relative total shareholder return was achieved at the 33rd percentile of the identified peer group, with Metallus delivering a cumulative total shareholder return of approximately 2.3 percent for the January 1, 2022 — December 31, 2024 performance period. The below target payout earned for the 2022-2024 performance cycle, combined with a decrease in the company's share price from $17.74 at the March 1, 2022 grant date to $14.13 at the December 31, 2024 conclusion of the performance period, resulted in a total realized payout to participating NEOs equal to approximately 63.7 percent of the target value of the 2022-2024 performance share award.

2024 say-on-pay vote and 2025 executive compensation changes

In 2024, shareholders approved the compensation of our NEOs with approximately 99 percent of votes cast in favor of our "say-on-pay" proposal. Our Compensation Committee considered the strong results of this advisory vote, plus the changes made to executive compensation programs in recent years, recent shareholder feedback and market data in its annual review of our executive compensation plans. Based on this review and evaluation, for 2025, the Compensation Committee has determined to continue to focus the annual incentive plan on profitability, cash flow generation and safety, and to continue to use relative total shareholder return, measured for the one-, two- and three-year periods within a three-year performance cycle, as the metric for the performance shares awarded under the company's long term incentive plan.

With respect to the long-term incentive plan's annual awards, the Committee has determined that all regular long-term incentive grants made in 2025 will continue to be in the form of performance shares and time-based restricted stock units, with the long-term incentive mix for Mr. Williams remaining approximately 60 percent performance shares and 40 percent time-based restricted stock units, and the long-term incentive mix for the other NEOs remaining approximately 50 percent performance shares and 50 percent time-based restricted stock units.

Finally, in connection with the annual review of the compensation of the company's President and CEO, in February 2025 the Compensation Committee recommended and the Board approved for Mr. Williams an increase in (i) annual base salary from $875,000 to $910,000, (ii) the target annual incentive opportunity (as a percentage of base salary) from 100 percent to 110 percent and (iii) the target value of awards under the company's long-term incentive plan from $3.25 million to $3.35 million annually. The Compensation Committee's recommendation was based primarily on a finding that the current target total direct compensation for Mr. Williams fell below the market median (as compared to peer group compensation data provided by Meridian, the Committee's independent compensation consultant).

Executive compensation highlights

What we do	**What we don't do**
✓ Pay for performance	x Provide excise tax gross-ups
✓ Establish target pay based on market norms	x Re-price stock options without shareholder approval
✓ Deliver total direct compensation primarily through variable pay	x Pay current dividends on any restricted stock units
✓ Set challenging short- and long-term incentive award goals	x Provide excessive perquisites
✓ Provide strong oversight and regular evaluation of compensation programs, taking into account shareholder feedback and market practices	x Reward executives without a link to performance or creation of shareholder value
✓ Maintain robust stock ownership requirements	x Provide uncapped award opportunities to executives
✓ Include double-trigger vesting in the event of a change in control	
✓ Adhere to an incentive compensation recoupment "clawback" policy	
✓ Maintain insider trading, anti-hedging and anti-pledging policies with respect to company stock	
✓ Offer market-competitive benefits	
✓ Consult with an independent advisor on pay	

Our compensation philosophy

At Metallus, our executive compensation program is designed to align our executives' interests with those of our shareholders, to reward leaders for strong business results and to attract, retain and motivate the best talent in the industry.

Our executive compensation philosophy embodies the following principles:

✓ Recognizes people are our strongest assets;

✓ Rewards results linked to short- and long-term performance (pay-for-performance);

✓ Positions pay affordably and competitively in the marketplace; and

✓ Drives a focus on increasing shareholder value.

Rewarding performance

Metallus' success depends largely on the contributions of motivated, focused and energized people working together to achieve our strategic objectives. This understanding shapes our approach to providing a competitive total rewards package to our CEO and the other NEOs.

As noted above, pay-for-performance is one of the four principles of our executive compensation philosophy. To help ensure we are adhering to this principle, we regularly evaluate our incentive compensation plans to confirm that the opportunities and metrics drive desired business results, including for 2024:

- Adjusted EBITDA;
- Adjusted operating cash flow;
- Safety;
- Relative total shareholder return; and
- Absolute stock price appreciation.

For 2024, variable pay comprised 82 percent of the target total direct compensation for Mr. Williams and, on average, 69 percent of the target total direct compensation for the other NEOs.

The Compensation Committee uses a comprehensive process to assess company performance. We believe the metrics used in our incentive compensation plans focus management on the appropriate objectives for creating both short- and long-term shareholder value.

The company's approach to rewarding performance

Annual incentive (APA)
- Reward achievement of short-term corporate performance goals

Performance shares
- Reward achievement of sustained stock price performance and long-term financial results that drive value creation
- Link compensation to building long term shareholder value
- Reinforce ownership in the company
- Support executive retention

Restricted stock units
- Reward long-term value creation
- Reinforce ownership in the company
- Support executive retention

Determining compensation for 2024

Role of the Compensation Committee: Deciding on compensation

The Compensation Committee determines the appropriate level of compensation for all executive officers, including the CEO and other NEOs. The Committee reviews all compensation components and determines whether each individual's total compensation is reasonable and consistent with the company's compensation philosophy. In making this determination, the Committee may consider:

The Compensation Committee considers whether the company's compensation programs encourage unnecessary or excessive risk-taking and has determined that they do not.

- with respect to all NEOs other than the CEO, the CEO's recommendations;
- market data provided by the Committee's independent compensation consultant; and
- additional factors such as the executive's operating responsibilities, experience level, retention risk, tenure and performance in the position.

In light of these considerations, the Compensation Committee may make adjustments to a particular element of an executive's compensation. The Committee then approves, with any modifications it deems appropriate, base salary, target annual performance award opportunities and long-term incentive opportunities and grants (plus any new awards or programs) for the company's NEOs. With respect to the CEO, the Committee determines the compensation package for the CEO and then presents its recommendation to the independent members of the Board of Directors for approval during executive session.

The amount of past compensation realized or potentially realizable does not directly impact the level at which current and long-term pay opportunities are set.

Role of the CEO and management: Providing compensation recommendations

The CEO, working with human resources leadership and the compensation consultant, prepares compensation recommendations for the NEOs (other than the CEO) and presents them to the Compensation Committee. These recommendations are based on:

- the CEO's personal review of the other NEOs' performance, job responsibilities and importance to the company's overall business strategy; and
- the company's compensation philosophy.

In preparing compensation recommendations for the NEOs, the CEO and human resources leadership together consider market data for the key elements of NEO compensation and evaluate the total compensation package, taking into account the scope of responsibilities for the particular position. The CEO, human resources leadership and the compensation consultant also evaluate total direct compensation (base salary, annual incentives and long-term incentive grants) in relation to total compensation of comparable positions derived from our peer group and general market data, as well as internal equity considerations.

Although the recommendations of the CEO and management are given significant weight, the Committee retains full discretion when determining compensation.

Role of the compensation consultant: Advising the Compensation Committee

The Compensation Committee retains the authority to approve and monitor all compensation and benefit programs (other than broad-based welfare benefit programs). The Committee engages the services of an independent compensation consultant to add rigor in the review process and to provide insight into market trends, as well as to help design potentially new elements of compensation. The consultant analyzes the company's executive compensation structure and plan designs and assesses whether the compensation program is competitive and supports the goal of aligning the interests of NEOs with those of shareholders, as well as other company interests. The consultant also provides market data directly to the Compensation Committee for its use in determining compensation for NEOs and assessing board compensation.

The Committee has retained Meridian as its independent compensation consultant.

In 2024, Meridian's primary areas of assistance were:

- gathering information related to current trends and practices in board of directors and executive compensation;
- reviewing information developed by management for the Compensation Committee and providing its input to the Committee;
- attending and participating in meetings with the Compensation Committee, as well as briefings with the Committee chairperson and management between regularly scheduled meetings;
- advising the Committee with respect to compensation matters related to the company's President and Chief Executive Officer;
- assisting the CEO and human resources leadership in determining compensation recommendations for the NEOs (other than the CEO);
- reviewing with management and the Compensation Committee materials to be used in the company's proxy statement;
- reviewing and providing recommendations regarding the company's benchmarking peer group; and
- advising the Committee with respect to short-term and long-term incentive plan design, goal-setting and performance assessment.

While the consultant reports directly to the Compensation Committee, the Committee has authorized the consultant to interact with company management, as needed, on the Committee's behalf. Meridian works with company management only under the direction of the Compensation Committee and does not provide any other advice or consulting services to the company.

The Compensation Committee has the sole authority to approve the independent compensation consultant's fees and terms of the engagement. Thus, the Committee annually reviews its relationship with its consultant – including services provided, quality of services and associated fees – to help ensure executive compensation consulting independence and effectiveness. The Committee also assesses the independence of the compensation consultant. As part of its annual evaluation of independence, the Committee considered information provided by Meridian, as well as information received from the company's executive officers and directors regarding any actual, potential or perceived conflicts of interest with Meridian. Based on the Committee's review, the Committee believes that the work performed by Meridian during 2024 did not raise a conflict of interest and there were no facts or circumstances that brought its independence into question.

Primary elements of our executive compensation program

Metallus' executive compensation program is designed to align the interests of our executives with those of our shareholders and to encourage the personal and collective growth of our executives to foster improved company performance. The company uses a balance of short- and long-term incentives as well as cash and non-cash compensation to meet its executive compensation program objectives. The company's incentive compensation program for executives is designed to link compensation with the full spectrum of the company's short- and long-term business goals. Our executive compensation program for 2024 consisted of the following primary elements:

	Compensation element	Link to program objectives
SHORT-TERM (ANNUAL)	**Base salary**	Provides a stable source of income and is a standard element in executive compensation packages.
	Annual incentive	Encourages executives to focus on specific corporate performance goals. Target incentive opportunity is set as a percentage of base salary and awards are earned after threshold performance levels are met. Metrics for 2024 include: • Adjusted EBITDA; • Adjusted operating cash flow; and • Safety.
LONG-TERM	**Performance shares**	Granted in the form of performance-based restricted stock units, this performance share award links executive compensation to building long-term shareholder value, balances short-term operating focus and aligns executive management's long-term financial interests with those of our shareholders. The company's relative total shareholder return as compared to an identified peer group of steel companies for the one-, two- and three-year periods beginning January 1, 2024 and ending December 31, 2024, 2025 and 2026, respectively, is used to determine whether (and how many) performance shares are earned. Performance shares earned are payable in shares at the conclusion of the three-year performance period.
	Restricted stock units	Rewards long-term shareholder value creation. Three-year cliff vesting promotes retention and enhances executive stock ownership.
BENEFITS	**Retirement and savings**	Helps attract and retain executive talent. NEOs receive retirement benefits through both qualified and nonqualified defined contribution plans.
	Other benefits	Helps attract and retain executive talent. NEOs are eligible to participate in the benefit plans available to salaried employees including medical and dental benefits and life, accidental death and disability insurance. Perquisites are limited in amount and are not grossed up for taxes, and the Compensation Committee limits eligibility and use.
	Severance and change in control agreements	Helps ensure NEOs remain focused on creating sustainable performance. Agreements protect the company and the NEOs from risks by providing: • Economic stability; • Death or disability payments; and • Double-trigger payments and benefits upon a qualifying termination of employment in the event of a change in control.

Analysis of 2024 compensation

The following factors guided compensation decisions for 2024:

- Executive compensation program objectives and philosophy;
- Expected and actual financial performance;
- Recommendations of the President and CEO for the other NEOs;
- Assessment of risk associated with our compensation plans, including avoiding unnecessary or excessive risk-taking;
- Advice of an independent compensation consultant; and
- Market pay practices as reflected by a compensation peer group as well as external executive compensation data, studies and trends.

Peer groups

The Compensation Committee used the following peer group to benchmark pay for the company's CEO and CFO and guide its compensation decisions in early 2024. This peer group, determined on the basis of a comprehensive review conducted by the company's independent compensation consultant, Meridian, in 2021, followed by a high-level review in 2023, consists of 18 steel and related-industry companies that are generally within an appropriate revenue and market capitalization range. At the time Meridian conducted its high-level review of this peer group in mid-2023, Metallus was positioned at the 36th percentile of the compensation group for revenues and the 43rd percentile for market capitalization.

2024 Compensation Peer Group Companies	
ATI Inc.	L.B. Foster Corporation
Barnes Group	Materion Corporation
Carpenter Technology Corporation	NN, Incorporated
Century Aluminum Corporation	Olympic Steel, Incorporated
Columbus McKinnon Corporation	Radius Recycling, Inc.
Enerpac Tool Group Corp.	Ryerson Holding Corporation
Enviri Corporation	SunCoke Energy, Incorporated
Haynes International Inc.	TriMas Corporation
Kaiser Aluminum Corporation	Worthington Industries, Incorporated

In mid-2024, the Compensation Committee requested that Meridian conduct a new comprehensive review of the previously adopted compensation peer group to verify whether the current peers are appropriate on a go-forward basis for purposes of benchmarking the pay of our CEO and CFO. On the basis of its 2024 review, Meridian recommended several changes to the compensation peer group, and the Compensation Committee agreed. Worthington Industries, Incorporated has been replaced with Worthington Steel, Inc., following the separation of Worthington Industries into Worthington Steel and Worthington Enterprises in late 2023. Additionally, Enviri Corporation has been removed from the compensation peer group based on industry focus and comparability. Ramaco Resources, Inc. and Standex International Corporation have been added to the compensation peer group. The new compensation peer group, which will be used to benchmark and guide compensation decisions beginning in 2025, consists of 19 steel and related-industry companies that are generally within an appropriate revenue and market capitalization range. At the time

Meridian conducted its review in mid-2024, Metallus was positioned at the 43rd percentile of the compensation peer group for revenues and the 41st percentile for market capitalization.

2025 Compensation Peer Group Companies	
ATI Inc.	NN, Incorporated
Barnes Group	Olympic Steel, Incorporated
Carpenter Technology Corporation	Radius Recycling, Inc.
Century Aluminum Corporation	Ramaco Resources, Inc.
Columbus McKinnon Corporation	Ryerson Holding Corporation
Enerpac Tool Group Corp.	Standex International Corporation
Haynes International Inc.	SunCoke Energy, Incorporated
Kaiser Aluminum Corporation	TriMas Corporation
L.B. Foster Corporation	Worthington Steel, Inc.
Materion Corporation	

Guidelines for CEO and CFO salaries, annual incentives, long-term incentives and target total direct compensation are initially based on or near the 50th percentile of compensation peer group data for those roles.

With respect to the other NEOs, external general industry surveys of compensation practices for positions with similar levels of responsibilities remain the primary comparative information used for setting target compensation, with guidelines for salaries, annual incentives, long-term incentives and target total direct compensation for these NEOs initially based on or near the 50th percentile of general industry data. We did not select the companies that comprise any of these survey groups, and the component companies' identities were not a material factor in our compensation analysis.

The company may provide target compensation above or below the 50th percentile for a particular position, based on factors such as the executive's operating responsibilities, experience level, retention risk, tenure, internal equity and performance in the position.

The company establishes compensation levels in this way for two reasons:

- first, this approach sets fair and reasonable pay levels needed to attract and retain qualified executives; and
- second, it requires excellent individual performance and company performance for pay that is higher than that indicated in the compensation peer group or general industry data, as applicable, for comparable roles.

In addition to the compensation peer group described above, the company also uses an identified peer group of steel companies to measure relative total shareholder return performance for the performance shares component of the long-term incentive program. This peer group of steel companies, which is not used for purposes of benchmarking compensation, was initially selected by the Compensation Committee based on recommendations from Meridian in 2020 and is focused more on our comparators for investor capital without concern for revenue size, which is a significant factor in selecting the compensation peer group as it influences pay levels. With the assistance of Meridian, the Compensation Committee reviews this peer group of steel companies on an annual basis for continued appropriateness prior to awarding performance shares for the next performance cycle. In 2024, Worthington Steel, Inc. was added to this peer group, replacing Worthington Industries, Incorporated, following the separation of Worthington Industries into Worthington Steel and Worthington Enterprises in late 2023. As such, for the 2024-2026 performance share cycle, the peer group of steel companies consisted of the following 16 companies:

2024-2026 Performance Shares Peer Group of Steel Companies	
ATI Inc.	Olympic Steel, Inc.
Ampco-Pittsburgh Corporation	Radius Recycling
Ascent Industries Co.	Reliance, Inc.*
Carpenter Technology Corporation	Ryerson Holding Corporation
Commercial Metals Company	Steel Dynamics, Inc.
Friedman Industries, Incorporated	United States Steel Corporation
Haynes International, Inc.	Universal Stainless & Alloy Products, Inc.
Nucor Corporation	Worthington Steel, Inc.

Reliance, Inc. was previously known as Reliance Steel & Aluminum Company

2024 target pay mix

In support of our pay-for-performance philosophy, a substantial majority of the target total direct compensation for our NEOs under our annual compensation program is allocated to variable compensation. The compensation structure for Mr. Williams is weighted even more significantly towards variable and performance-based compensation, with 82 percent of his target total direct compensation designed to be at risk as variable compensation. The pie charts below show, for our CEO and, on average, our other NEOs, the mix of aggregate compensation at target for 2024 under our annual compensation program.



CEO target pay mix

82% variable compensation

64% long-term incentives
18% base salary
18% annual incentive
56% performance based



Other NEOs (on average) target pay mix

69% variable compensation

48% long-term incentives
31% base salary
21% annual incentive
45% performance based

CEO compensation

In setting Mr. Williams' target pay for 2024, the Compensation Committee reviewed data provided by Meridian regarding target total direct compensation (base salary, target annual incentives and target long-term incentive grants) for CEOs of the company's peer group. Following this review, in February 2024, the Compensation Committee recommended and the Board approved for Mr. Williams an increase in (i) annual base salary from $835,000 to $875,000 and (ii) the target value of awards under the company's long-term incentive plan from $3.0 million to $3.25 million annually, with 60 percent of the target value being awarded in the form of performance shares and 40 percent of the target value in time-based restricted stock units. The Compensation Committee's recommendation to increase the base salary and target value of long-term incentive awards for Mr. Williams was based on a combination of factors, including his exceptional performance as CEO since joining the company in January 2021 and a finding that the current target total direct compensation for Mr. Williams fell below the market median (as compared to the peer group data provided by Meridian, the Committee's independent compensation consultant). There was no increase to the target annual incentive opportunity (as a percentage of base salary) for Mr. Williams for 2024.

Base salary

Base salaries for the NEOs are intended to be competitive and reflect the scope of their responsibilities, the depth of their experience performing those responsibilities and their actual performance. The Compensation Committee typically determines base salary ranges for the CEO and CFO using the compensation peer group, and for the remaining NEOs using external surveys of salary practices for positions with similar levels of responsibility. The Committee also reviews the NEOs' base salaries annually in light of each officer's performance, experience, leadership, current salary, internal equity and position in the salary range.

2024 base salary decisions

In February 2024, the Compensation Committee considered base salary increases for the company's NEOs as part of the company's annual compensation cycle. Messrs. Raketich, Williams and Westbrooks were awarded base salary increases generally in line with the company's established budget for merit-based salary increases in 2024 (and, for Mr. Williams, the other considerations mentioned above). Ms. Syrvalin was awarded an 8 percent base salary increase following a review of the scope of her responsibilities and peer group and market data for comparable roles.

The following table shows the 2024 base salary approved by the Compensation Committee (and, in the case of Mr. Williams, the Board) for each of the NEOs.

	2024 base salary[1]	Percent increase[2]
Michael S. Williams	$875,000	4.8%
Kristopher R. Westbrooks	$508,916	4.5%
Kristine C. Syrvalin	$392,040	8.0%
Kevin A. Raketich	$345,895	4.5%

[1] 2024 base salary reflects annual base salary rate effective March 16, 2024, and not base salary actually paid during calendar year 2024.

[2] As compared to the annual base salary rate in effect for the NEO on December 31, 2023.

Annual incentive

The company's annual incentive plan provides the NEOs the opportunity to earn rewards based on achieving corporate performance goals established in advance by the Compensation Committee. It is intended to focus the NEOs on specific performance goals in the current year. For the NEOs, the annual incentive is delivered through the APA plan.

The Compensation Committee generally determines APA target award opportunity levels for the NEOs based on our compensation peer group for the CEO and CFO and external surveys for positions with similar levels of responsibility for the remaining NEOs. There was no change to the target annual incentive opportunity (as a percentage of base salary) for any of the NEOs in 2024.

Actual awards earned under the APA can be higher or lower than the target opportunity based on the results for each performance measure and the extent to which the Committee may use discretion to adjust the final payout levels for the awards. Performance measures factor the award from zero to 200 percent.

For 2024, the Committee determined to continue to utilize adjusted EBITDA, adjusted operating cash flow and safety as the primary performance measures under the APA plan, with a 50 percent weighting on adjusted EBITDA, a 30 percent weighting on adjusted operating cash flow and, for the NEOs, a 20 percent weighting on safety.

Linking pay to performance

- *The Compensation Committee established adjusted EBITDA as the primary performance measure under the annual incentive plan because it believes this adjusted non-GAAP measure is closely correlated with the creation of shareholder value.*
- *Adjusted operating cash flow was established as a secondary performance measure to encourage a focus on working capital discipline and cash generation to drive profitable growth.*
- *The inclusion of a safety metric reinforces our commitment to the health and safety of our people while the weighted metric comprising 20 percent of the target opportunity for the NEOs reinforces the strategic importance of, and accountability for, improving the company's safety culture and performance.*

	Annual incentive
	Target opportunity as a percent of base salary
Michael S. Williams	100%
Kristopher R. Westbrooks	75%
Kristine C. Syrvalin	60%
Kevin A. Raketich	60%

2024 annual performance award decisions

Payouts under the APA plan for 2024 were determined by the following factors:

- earnings measured by adjusted EBITDA;
- adjusted operating cash flow; and
- safety.

The following charts show performance targets and actual performance levels for each of the metrics in the 2024 APA plan.



Dollars in millions. Payout percentage is expressed as the percent of target opportunity on a weighted basis.

With lower profitability and operating cash flow but continued improvements to safety management systems, the 2024 APA plan delivered payouts well-below target. While base pricing remained relatively steady throughout the year, customer demand was weak across the industrial and energy markets as well as the distribution channel. As a result, customer shipments were below expectations and melt utilization was below optimal levels, resulting in profitability below the threshold performance objective established for 2024 and adjusted operating cash flow which, while above threshold, was still well below the target performance objective for 2024. Overall performance on the safety metric was above target, as the company's OSHA lost-time incident rate and OSHA recordable rate each failed to achieve the threshold performance objective but the company exceeded the maximum performance objective for the PSIF action completion rate. Considering these results, the Compensation Committee approved a total payout of 29.7 percent of target for each NEO based on performance against the metrics established for the 2024 APA plan.

For the 2024 APA plan, the target performance objective for adjusted EBITDA was set above 2023 adjusted EBITDA results (as reported for external reporting purposes). The target performance objective for adjusted operating cash flow also was set above the operating cash flow results delivered in 2023 (as reported for external reporting purposes). The target performance objectives reflected expectations at the time these objectives were established in early 2024 for improving market demand throughout the year driving an increase in shipments and melt utilization with stable base prices. In light of these expectations, the Compensation Committee felt that the 2024 target performance objectives established for both the adjusted EBITDA measure and the adjusted operating cash flow measure would be challenging but attainable.

With respect to the safety metric, the target performance objective for the OSHA recordable rate for 2024 was set at the same level established as the target performance objective for 2023, which was significantly better than actual performance on this measure for 2023. The target performance objective for the OSHA lost time incident rate was set at 0.20, better than actual results for 2023 and requiring year-over-year improvement to achieve target performance on this measure for 2024. The target performance objective for the PSIF action completion rate for 2024 was set similar to the actual performance results achieved for the PSIF action completion rate for 2023. The Compensation Committee felt that achieving the targeted safety performance objectives for 2024 would be challenging but attainable, requiring the company to substantially improve performance in some areas while sustaining realized performance improvements in other areas.

For the 2024 APA plan, the adjusted EBITDA metric was defined as EBITDA (as used for external financial reporting purposes) adjusted for APA plan purposes to exclude: mark-to-market remeasurement gains or losses; the effect of changes in tax law, accounting principles or other laws or provisions affecting reported results; and the effects of any recapitalization, restructuring, reorganization, merger, acquisition, divestiture, consolidation, spinoff, split-up, combination, liquidation, facility shutdown, dissolution, sale or disposition of assets, stock or debt refinancing, impairment, goodwill or other similar transaction. The adjusted operating cash flow metric was defined as net cash provided or used by operating activities (or operating cash flow) excluding changes in other current assets and other current liabilities, required pension contributions, cash provided or used by financing activity, taxes, interest and capital expenditures; changes in applicable accounting principles, tax laws or regulations; and the effects of any recapitalization, restructuring, reorganization, merger, acquisition, divestiture, consolidation, spinoff, split-up, combination, liquidation, facility shutdown, dissolution, sale or disposition of assets, stock or debt refinancing, impairment, goodwill or other similar transaction.

As noted above, the target safety metric was defined as an OSHA recordable case rate of 1.50, an OSHA lost time case rate of 0.20, a PSIF action completion rate of 70 percent, and zero fatalities. The OSHA recordable case rate is a measure of injury frequency and is calculated as the total number of work-related injuries and illnesses that require medical treatment beyond first aid per 100 full-time employees during the calendar year. The OSHA lost time case rate is a measure of injury severity and is calculated as the total number of work-related injuries and illnesses that result in a lost workday beyond the initial date of the injury per 100 full-time employees during the calendar year. The PSIF action completion rate is a leading indicator that measures whether timely corrective actions have been taken to address near miss incidents which have the potential to result in a serious injury or fatality (a "PSIF"). In calculating the PSIF action completion rate, only corrective actions that are completed within a defined time window are considered "timely" and therefore credited towards the completion rate, meaning that no credit is received toward the completion rate for actions completed too early or too late.

	2024 APA payouts	
	Target opportunity as a percent of base salary	2024 Award
Michael S. Williams	100%	$257,400
Kristopher R. Westbrooks	75%	$112,344
Kristine C. Syrvalin	60%	$ 68,783
Kevin A. Raketich	60%	$ 61,086

The payout awarded to each of the eligible NEOs under the APA plan for 2024, as set forth in the above table, was calculated as 29.7 percent times the product of (x) the target opportunity percentage for such NEO (as set forth in the table above) and (y) the salary paid to such NEO during 2024.

The Compensation Committee did not make any discretionary adjustments to the APA plan awards for any of the NEOs.

For information about the APA opportunities awarded to each of the NEOs in 2024, see the "2024 Grants of plan-based awards table."

Long-term incentives

Consistent with prior years, two different types of long-term incentive grants were awarded to the NEOs in February 2024 as part of the annual compensation program:

- Performance shares, which are performance-based restricted stock units generally earned based on the company's relative total shareholder return, as compared to an identified peer group of steel companies, for the one-, two- and three-year periods beginning January 1, 2024 and ending December 31, 2024, 2025 and 2026, respectively, with any earned units payable in shares at the conclusion of the three-year performance period; and

- Restricted stock units, which generally "cliff" vest at the end of a three-year period and have a value that changes based on changes in the company's stock price.

The Compensation Committee believes these grants, in total, provide a balanced emphasis on shareholder value creation and retention of executive management over the course of a full business cycle. These grants also serve to balance the short-term operating focus of the company and align executive management's long-term financial interests with those of the company's shareholders.

The value of the entire long-term incentive grant is at risk and linked directly to the price of the company's common stock. The size of the long-term incentive grants and the allocation of grant value among the long-term incentive grant types are based on a combination of market practice, internal equity considerations and the relative importance of the objectives underlying each of the grant types.

For Mr. Williams, the Compensation Committee reviewed and the Board approved a 60/40 mix of performance shares and restricted stock units. For the other NEOs, the Compensation Committee approved a 50/50 mix of performance shares and restricted stock units to focus the NEOs on creation of long-term shareholder value, while addressing retention considerations.

2024 Long-term incentive decisions

	Long-term incentives					
	Target grant opportunity	Number of restricted stock units	Value of restricted stock units[1]	Number of performance shares	Value of performance shares (at target)[2]	Total value of award
Michael S. Williams	$3,250,000	63,400	$1,309,844	95,100	$1,781,223	$3,091,067
Kristopher R. Westbrooks	$ 675,000	16,500	$ 340,890	16,500	$ 309,045	$ 649,935
Kristine C. Syrvalin	$ 600,000	14,600	$ 301,636	14,600	$ 273,458	$ 575,094
Kevin A. Raketich	$ 635,000	15,500	$ 320,230	15,500	$ 290,315	$ 610,545

(1) The value of restricted stock units as shown in this table is equal to the closing price of Metallus common shares on the date of grant multiplied by the number of restricted stock units granted.

(2) The value of performance shares as shown in this table was determined using a lattice valuation model, the Monte Carlo Simulation, multiplied by the target number of performance shares granted, which was the probable outcome on the grant date. This is not the value considered by the Committee in determining the number of performance shares to be awarded. Additional information is provided below regarding the basis for determining the number of restricted stock units and target performance shares granted.

The Compensation Committee generally determines target grant opportunity levels for the NEOs based on our compensation peer group for the CEO and CFO and external surveys for positions with similar levels of responsibility for the remaining NEOs. Following a review of this peer group and/or market data, as applicable, the Committee made no changes to the target grant opportunity for the NEOs in 2024, with the exception of Mr. Williams. As discussed previously, Mr. Williams' target long-term incentive grant opportunity for 2024 increased from $3.0 million to $3.25 million. For additional information, see "Analysis of 2024 compensation – CEO compensation."

The target value for each grant is converted to a number of restricted stock units and a number of target performance shares based on a calculated average stock price over a defined period prior to the grant date. Consistent with prior years, the Compensation Committee used the average closing price over the five trading days immediately preceding the March 1, 2024 grant date in determining the number of restricted stock units and target performance shares to be granted in 2024.

The Compensation Committee typically approves annual grants of long-term incentives at its first regularly scheduled meeting of each year, when the Committee determines all elements of the NEOs' compensation for the year. Board and committee meetings are generally scheduled at least a year in advance. The company has not granted any stock options since 2020; accordingly, we do not have any formal policy that would require the Compensation Committee or the Board to grant (or to avoid granting) stock options at specified times. In any case, we do not schedule the grant of long-term incentive awards in anticipation of the disclosure of material nonpublic information, and we do not schedule the disclosure of material nonpublic information for the purpose of affecting the value of executive compensation.

Restricted stock units

Restricted stock units represent an interest in Metallus stock and are settled in shares after a three-year cliff vesting schedule. Restricted stock units serve to both reward and retain executives, as the value of the shares is linked to the stock price when the shares vest, generally on the third anniversary of the grant. For information about time-based restricted stock units awarded to the NEOs in 2024, see the "2024 Grants of plan-based awards table."

Performance shares

Performance shares are how we generally refer to performance-based restricted stock units earned, in the case of the annual grant program, based on the company's relative total shareholder return as compared to an identified peer group of steel companies. The overall vesting period is generally three years from January 1 of the first year in the performance cycle to December 31 in the third year of the performance cycle, with relative total shareholder return measured for the one-, two- and three-year periods beginning January 1 of the first year in the performance cycle and ending December 31 of the first, second and third years in the performance cycle, respectively, creating effectively a "nested" 1-year, 2-year and 3-year plan. Relative total shareholder return is calculated for each nested performance period by taking the beginning and ending price points based off of a 20-trading day average closing stock price as of December 31.

A payout will be calculated based on performance for each of the three nested performance periods. For any payout to be earned for a nested performance period, relative total shareholder return must be achieved at least at the 25th percentile of the identified peer group. If the 25th percentile performance level is not attained, then no payout will be earned.

The payout earned can range from 50 percent to 200 percent of the target number of performance shares granted, based upon actual performance for the performance period, as follows (with payout based on interpolation between levels above the threshold and provided that, regardless of the performance percentile achieved, if relative total shareholder return for the three-year performance period is negative, any resulting payout will be limited to 150 percent):

Level	Performance (Percentile)	Payout (Percent of Target)
Threshold	25th	50%
Target	50th	100%
Above Target	75th	150%
Maximum	90th	200%

For the 2022-2024 performance cycle, the average of the payouts calculated for each of the three "nested" performance periods determined the number of performance shares earned and payable in shares at the conclusion of the three-year performance period.

Unlike prior performance cycles where the three "nested" performance periods were weighted equally in calculating the final payout, for the 2023-2025 and the 2024-2026 performance cycles, the one- and two-year "nested" periods will each have a 25 percent weighting and the three-year "nested" period will have a 50 percent weighting when determining the number of performance shares earned at the conclusion of the three-year performance cycle. The Committee believes that this change in the weightings of the "nested" performance periods supports the objective of the company's long-term incentive plan to link executive compensation to building long-term shareholder value.

2024-2026 performance cycle. For this award, for the first performance period ended December 31, 2024, relative total shareholder return was achieved at approximately the 23rd percentile of the identified peer group, resulting in a preliminary payout calculation of 0 percent of target for the first "nested" performance period in the 2024-2026 performance cycle. Any payout remains subject to vesting and certification by the Committee following the conclusion of the three-year performance period.

For information about performance shares awarded to the NEOs in 2024, see the "2024 Grants of plan-based awards table."

2023-2025 performance cycle. For this award, for the first performance period ended December 31, 2023, relative total shareholder return was achieved at approximately the 57th percentile of the identified peer group, resulting in a preliminary payout calculation of 114.3 percent of target for the first "nested" performance period in the 2023-2025 performance cycle. For the second performance period ended December 31, 2024, relative total shareholder return was achieved at the 25th percentile of the identified peer group, resulting in a preliminary payout calculation of 50 percent of target for the second "nested" performance period in the 2023-2025 performance cycle. Any payout remains subject to vesting and certification by the Committee following the conclusion of the three-year performance period.

2022-2024 performance cycle. For this award, for the first performance period ended December 31, 2022, relative total shareholder return was achieved at the 44th percentile of the identified peer group, resulting in a preliminary payout calculation of 87.5 percent of target for the first "nested" performance period in the 2022-2024 performance cycle. For the second performance period ended December 31, 2023, relative total shareholder return was achieved at the 43rd percentile of the identified peer group, resulting in a preliminary payout calculation of 85.7 percent of target for the second "nested" performance period in the 2022-2024 performance cycle. For the third and final performance period ended December 31, 2024, relative total shareholder return was achieved at the 33rd percentile of the identified peer group, resulting in a preliminary payout calculation of 67 percent of target for the third "nested" performance period in the 2022-2024 performance cycle.

Taking the average of the payouts calculated for each of the three "nested" performance periods, the Compensation Committee awarded a payout equal to 80.0 percent of target for the 2022-2024 performance cycle, resulting in the number of performance shares set forth in the table below being earned by participating NEOs for the 2022-2024 performance cycle. The payout earned for the 2022-2024 performance cycle, combined with a decrease in the company's share price from $17.74 at the March 1, 2022 grant date to $14.13 at the December 31, 2024 conclusion of the performance period, resulted in a total realized payout to participating NEOs equal to approximately 63.7 percent of the target value of the 2022-2024 performance share award.

	2022-2024 performance cycle				
	Performance shares awarded at target	Grant date value of performance shares awarded at target[1]	Percent of performance shares earned[2]	Number of performance shares earned[3]	Value of performance shares earned at 12/31/2024[4]
Michael S. Williams	73,900	$1,310,986	80.0%	59,120	$835,366
Kristopher R. Westbrooks	24,000	$425,760	80.0%	19,200	$271,296
Kristine C. Syrvalin	13,600	$241,264	80.0%	10,880	$153,734
Kevin A. Raketich	13,200	$234,168	80.0%	10,560	$149,213

(1) This reflects the grant date value of performance shares awarded for the 2022-2024 performance cycle on March 1, 2022, at which date the closing price per share of Metallus common stock was $17.74.

(2) The percent of performance shares earned is expressed as a percentage of the target performance share award and calculated as the average of the payouts for the company's relative total shareholder return as compared to an identified peer group of steel companies (determined by reference to a Compensation Committee-approved matrix) for each of the three "nested" performance periods in the 2022-2024 performance cycle.

(3) Performance shares earned are payable in shares.

(4) The closing price per share of Metallus common stock on December 31, 2024, the last trading day of the 2022-2024 performance cycle, was $14.13.

Retirement and other benefits

Retirement income programs

The company maintains both qualified and nonqualified retirement income programs as a retention tool. The NEOs participate in qualified plans on the same terms and conditions as all other salaried employees, and they may also participate in the company's nonqualified retirement income programs, where applicable. The company currently provides retirement income through several types of plans:

> *The company's retirement and other benefit programs support the objective of our executive compensation program to attract and retain executive talent.*

- Qualified and nonqualified defined contribution plans provide for savings based on each executive's contributions and company matching contributions. The nonqualified defined contribution arrangement in which the NEOs participate is the post-tax savings benefit. This benefit is primarily intended to restore benefits that would be provided under the qualified retirement plans were it not for limits on benefits and compensation imposed by the Internal Revenue Code.

- The company maintains a frozen nonqualified defined benefit plan in which Mr. Raketich participates (the "SERP"), and, prior to its termination, the company also maintained a qualified defined benefit plan in which Mr. Raketich participated. The SERP provides for a benefit based on final average earnings with offsets for benefits provided under the company's other retirement programs. In November 2019, the qualified and nonqualified defined benefit plans were amended to provide that no additional benefits would accrue for any remaining active participants after December 31, 2020. The qualified defined benefit plan was subsequently terminated effective March 31, 2022, with the regulatory approval to proceed with the plan termination process received in late 2023. In connection with its termination, Mr. Raketich elected to receive a lump sum distribution of his benefit under the qualified defined benefit plan as of May 1, 2024. Messrs. Williams and Westbrooks and Ms. Syrvalin are not eligible to participate in the defined benefit plans. Their retirement savings are provided solely through the defined contribution plans.

Although the policies and procedures underlying the company's retirement income programs are the same for all participants, the age and length of service (including service as an officer of the company) of each participant can have a significant effect on an individual's benefit calculation because the programs have changed over time. Pension values also are influenced by external factors and actuarial assumptions. See "Compensation of named executive officers - Pension benefits" for additional information.

The value of the nonqualified retirement income programs is quantified each year and these programs are periodically reviewed for their competitiveness. The value of these programs has not had a significant impact on decisions regarding salary, annual incentive awards or long-term incentive grants.

Deferred compensation

Through December 31, 2021, the company maintained a deferred compensation plan that allowed certain employees, including the NEOs, to defer receipt of all or a portion of their salary, employee contributions and company matching contributions that would otherwise be paid out post-tax, and incentive compensation payable in cash, until a specified point in the future. Cash deferrals earn interest quarterly at a rate based on the prime rate plus one percent. Effective December 31, 2021, the deferred compensation plan for salaried employees was frozen and no deferrals will be credited under the plan with respect to any compensation earned on or after January 1, 2022.

The deferred compensation plan is not funded by the company, and participants have an unsecured contractual commitment by the company to pay the amounts due under the plan. When such payments are due, they will be distributed from the company's general assets. In the event of a change in control of the company, as defined in the plan, participants are entitled to receive deferred amounts immediately.

Other benefits

The company's executive officers, including the NEOs, are eligible to participate in a number of broad-based benefit programs including health, disability and life insurance programs.

The NEOs also may receive certain perquisites, including access to corporate country club memberships (although personal expenses are not reimbursed). These benefits are intended to provide executives with a competitive perquisite program that is reasonable and consistent with the company's overall approach to executive compensation. The total cost of these benefits is a small percentage of each NEO's total compensation and is reflected in the "All other compensation" column in the "2024 Summary compensation table."

The company does not provide tax gross-ups for benefits to executives.

Severance agreements

In addition to retirement income programs described above, the company may provide termination-related payments to individual executives through severance agreements in the event of involuntary termination without cause, whether before or after a change in control. Severance agreements are provided based on competitive market practice and the company's desire to ensure some level of income continuity should an executive's employment be terminated without cause. The company believes providing for such income continuity results in greater management stability and less unwanted and disruptive management turnover.

The level of severance benefits reflects the company's perception of competitive market practice for the NEOs' positions, based on assessments conducted by the Compensation Committee's consultant. Severance pay was established as a multiple of base salary and annual incentive compensation. The Committee did not target specific dollar values. The amounts of potential payouts are outlined in the "Termination scenarios for NEOs" table below.

Other compensation program features

Stock ownership guidelines

Stock ownership guidelines have been established for all senior executives and are intended to align the interests of executive management with those of our shareholders. The Compensation Committee has established guidelines of six-times base salary for the company's CEO, three-times base salary for the CFO and two-times base salary for the other NEOs.

Linking compensation to stock performance

Robust stock ownership guidelines align the interests of the NEOs with those of our shareholders, given that the increase or decrease in our stock price impacts the value of the NEOs' personal holdings.

In determining whether an executive has met the applicable ownership targets, the company considers all shares owned by the executive plus restricted stock units still subject to forfeiture, but not shares that are subject to unexercised options or performance shares still subject to forfeiture. As of February 28, 2025, each of the NEOs had achieved the established guideline. Each NEO is required to retain shares (net of tax withholding) earned under the company's long-term incentive plan until the ownership target is achieved.

Anti-pledging and anti-hedging policy

The company prohibits pledging company stock or hedging the economic risk related to such stock ownership. Please see "Corporate governance – Anti-hedging policy" for additional information.

Clawback provisions

Effective November 1, 2023, the company adopted the Metallus Inc. Compensation Recovery Policy, which provides for the reasonably prompt recovery (or clawback) of certain excess incentive-based compensation received during an applicable three-year recovery period by current or former executive officers in the event the company is required to prepare an accounting restatement due to the material noncompliance with any financial reporting requirement under the securities laws. Triggering events include accounting restatements to correct an error in previously issued financial statements that is material to such previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period. Excess incentive-based compensation for these purposes generally means the amount of incentive-based compensation received (on or after October 2, 2023) by such executive officer that exceeds the amount of incentive-based compensation that would have been received by such executive officer had it been determined based on the restated amounts, without regard to any taxes paid. Incentive-based compensation potentially subject to recovery under the mandatory accounting restatement provisions of the Compensation Recovery Policy is generally limited to any compensation granted, earned or vested based wholly or in part on the attainment of one or more financial reporting measures.

In general, the Company may utilize a broad range of recoupment methods under the Compensation Recovery Policy for mandatory accounting restatement clawbacks. The Compensation Recovery Policy does not condition such clawback on the fault of the executive officer, but the company is not required to clawback amounts in limited circumstances where the Compensation Committee has made a determination that recovery would be impracticable and (1) the company has already attempted to recover such amounts but the direct expense paid to a third party in an effort to enforce the Compensation Recovery Policy would exceed the amount to be recovered, (2) the recovery of amounts would violate applicable home country law, or (3) the recovery would likely cause the non-compliance of a tax-qualified retirement plan under the Internal Revenue Code of 1986, as amended, and applicable regulations. The company may not indemnify any such executive officer against the loss of such recovered compensation in the event of a mandatory accounting restatement.

The company also continues to maintain other compensation recovery arrangements in the form of compensation clawback provisions, terms and conditions in the company's APA plan and, as applicable, certain of the company's long-term equity award agreements. These arrangements remain operational and apply to individuals and/or compensation not covered by or subject to the NYSE-compliant Compensation Recovery Policy. These arrangements are intended to deter certain types of conduct, including conduct that could affect the accuracy of the company's financial statements. Under these arrangements as currently in effect, if personal misconduct or any fraudulent activity on the part of the covered employee leads to the restatement of company financial results, the company can clawback all or part of an award. In such cases, the Compensation Committee has discretion, based on applicable facts and circumstances, to cause the company to recover all or any portion of the incentive paid or payable to the covered employee for some or all of the years covered by the restatement.

Tax accounting rules and regulations

The Compensation Committee generally considers the effect of tax and accounting rules when structuring our executive compensation arrangements. However, those considerations are not controlling factors in the design of our executive compensation program. For example, Section 162(m) of the Internal Revenue Code generally disallows a federal income tax deduction for compensation paid to our "covered employees" to the extent such compensation exceeds $1 million per executive in any fiscal year.

The Compensation Committee retains the flexibility to award compensation that is consistent with the company's objectives and philosophy even if it does not qualify for a tax deduction. The Compensation Committee believes the tax deduction limitation of Section 162(m) of the Internal Revenue Code should not be permitted to compromise the company's ability to design and maintain executive compensation arrangements that will attract and retain the executive talent we need to compete successfully. Accordingly, achieving the desired flexibility in the design and delivery of compensation may result in compensation that in certain cases is not deductible for federal income tax purposes.

Compensation of named executive officers

2024 Summary compensation table

The following table sets forth information concerning compensation for our NEOs for the fiscal years ended December 31, 2024, 2023 and 2022, as applicable:

Name and principal position	Year	Salary	Stock awards[1]	Option awards	Non-equity incentive plan compensation[2]	Change in pension value and nonqualified deferred compensation earnings[3]	All other compensation[4]	Total
Michael S. Williams	2024	$866,667	$3,091,067	$0	$257,400	$ 0	$45,225	$4,260,359
CEO and President	2023	$827,708	$5,275,245	$0	$827,708	$ 0	$43,195	$6,973,856
	2022	$800,000	$3,161,442	$0	$600,800	$ 0	$41,948	$4,604,190
Kristopher R. Westbrooks	2024	$504,350	$ 649,935	$0	$112,344	$ 0	$24,806	$1,291,435
Executive Vice President and	2023	$482,105	$1,661,232	$0	$361,579	$ 0	$22,635	$2,527,551
Chief Financial Officer	2022	$460,688	$1,026,720	$0	$242,184	$ 0	$27,773	$1,757,365
Kristine C. Syrvalin	2024	$385,990	$ 575,094	$0	$ 68,783	$ 0	$28,599	$1,058,466
Executive Vice President,	2023	$356,125	$1,573,074	$0	$213,675	$ 0	$24,089	$2,166,963
General Counsel and	2022	$323,750	$ 581,808	$0	$147,097	$ 0	$15,258	$1,067,913
Chief Human Resources Officer								
Kevin A. Raketich	2024	$342,792	$ 610,545	$0	$ 61,086	$25,211	$24,255	$1,063,889
Executive Vice President and	2023	$326,417	$1,615,054	$0	$195,850	$81,797	$21,984	$2,241,102
Chief Commercial Officer	2022	$307,125	$ 564,696	$0	$126,858	$ 0	$27,221	$1,025,900

[1] The amounts shown in this column represent, for 2024, the grant date fair value (calculated in accordance with FASB ASC Topic 718) of (a) restricted stock units and (b) performance shares (subject to being earned based upon achievement of the established performance objectives). The fair value of RSUs is equal to the closing price of Metallus common shares on the date of grant multiplied by the number of RSUs granted. The fair value of performance shares is determined using a lattice valuation model, the Monte Carlo Simulation. For additional information regarding the Monte Carlo Simulation, please refer to Note 2 in the Notes to Consolidated Financial Statements in the company's Annual Report on Form 10-K for the year ended December 31, 2024. With respect to performance share awards, the amounts shown assume target achievement of the established performance objectives, which was the probable outcome on the grant date. Should performance equal or exceed the maximum goals for the 2024 performance shares, the grant date fair value for such awards would be as follows: Mr. Williams - $3,562,446; Mr. Westbrooks - $618,090; Ms. Syrvalin - $546,916 and Mr. Raketich - $580,630.

The restricted stock units granted to the NEOs will vest in full on March 1, 2027, in each case generally provided the named executive officer remains continuously employed by the company through that date. For more information about the operation of the performance shares awarded pursuant to the annual grant program in 2024 to the NEOs, see "Analysis of 2024 compensation – Long-term incentives – 2024 Long-term incentive decisions" in the Compensation discussion and analysis section of this proxy statement.

[2] The amounts shown in this column for 2024 represent cash payouts earned by the NEOs under the Annual Performance Award plan. For additional information, see "Analysis of 2024 compensation – Annual incentive – 2024 Annual performance award decisions" in the Compensation discussion and analysis section of this proxy statement.

[3] The amount shown in this column for 2024 represents the increase in the present value of benefits payable to Mr. Raketich under the company's Retirement Plan (the "Qualified Plan") and Supplemental Pension Plan (the "Supplemental Plan") from December 31, 2023 to December 31, 2024. Both the Qualified Plan and the Supplemental Plan were frozen with no additional benefit accruals after December 31, 2020, and the Qualified Plan was subsequently terminated, with Mr. Raketich receiving a lump sum distribution of his Qualified Plan benefit in May 2024 in connection with the termination of the Qualified Plan. The amounts

were calculated using the same assumptions used in 2023 and included in the footnotes of the "2023 Pension benefits table," except that the calculation as of December 31, 2024 utilized a discount rate of 5.73%, while a discount rate of 5.44% was used for the calculation as of December 31, 2023. The increase in the present value of $25,211 for Mr. Raketich is comprised of $53,542 due to the passage of time and $9,417 due to a lump sum distribution, offset by the decrease in present value of $37,748 from the use of the higher discount rate. Messrs. Westbrooks and Williams and Ms. Syrvalin are not eligible for company-paid pension benefits. For additional information, please see "Pension benefits" and "2024 Pension benefits table" in this proxy statement. None of the NEOs received any earnings under the nonqualified deferred compensation plan based on above-market or preferential rates.

(4)   The amounts shown in this column for 2024 are broken down in detail in the following table [(a)]:

Name	Annual company contribution to SIP plan[(b)]		Annual company contribution to post-tax savings benefit[(c)]		Personal use of company's country club memberships[(d)]		Life insurance[(e)]		Other	
Michael S. Williams	$	15,525	$	23,475	$	0	$	6,225	$	0
Kristopher R. Westbrooks	$	15,525	$	7,171	$	1,323	$	788	$	0
Kristine C. Syrvalin	$	15,525	$	11,460	$	0	$	1,615	$	0
Kevin A. Raketich	$	15,525	$	7,276	$	0	$	1,455	$	0

(a)   The company does not provide tax gross-ups for executive benefits.

(b)   The "SIP plan" refers to the Savings and Investment Pension Plan, which is the company's qualified defined contribution plan for salaried employees.

(c)   The "post-tax savings benefit" is the company's non-tax qualified restoration benefit for salaried employees whose contributions and benefits in qualified retirement plans are limited by Section 415 of the Internal Revenue Code.

(d)   Amounts shown for personal use of country club memberships include pro-rated amounts of company-paid annual membership dues attributed to the personal use of country clubs by the NEO. There are no incremental costs to the company for other personal expenses associated with such personal use, as all such costs are borne by the executive.

(e)   The amounts shown represent imputed income for the cost of pre-tax term life insurance (which is provided by the company for all salaried employees equal to one time their annual salary) for the portion that exceeds the IRS pre-tax limit of $50,000.

2024 Grants of plan-based awards table

The following table sets forth information concerning awards already paid or potentially payable to our NEOs with respect to the short-term and long-term incentive award opportunities granted in 2024:

Name	Approval date	Grant date	Estimated possible payouts under non-equity incentive plan awards			Estimated future payouts under equity incentive plan awards			All other stock awards: number of shares of stock or units	Grant date fair value of stock and option awards[4]
			Threshold	Target	Maximum	Threshold	Target	Maximum		
Michael S. Williams	2/7/2024	3/1/2024 APA[1]	$ 0	$875,000	$1,750,000					
	2/7/2024	3/1/2024 RSUs[2]							63,400	$1,309,844
	2/7/2024	3/1/2024 Perf RSUs[3]				47,550	95,100	190,200		$1,781,223
Kristopher R. Westbrooks	2/7/2024	3/1/2024 APA[1]	$ 0	$381,687	$ 763,374					
	2/7/2024	3/1/2024 RSUs[2]							16,500	$ 340,890
	2/7/2024	3/1/2024 Perf RSUs[3]				8,250	16,500	33,000		$ 309,045
Kristine C. Syrvalin	2/7/2024	3/1/2024 APA[1]	$ 0	$235,224	$ 470,448					
	2/7/2024	3/1/2024 RSUs[2]							14,600	$ 301,636
	2/7/2024	3/1/2024 Perf RSUs[3]				7,300	14,600	29,200		$ 273,458
Kevin A. Raketich	2/7/2024	3/1/2024 APA[1]	$ 0	$207,537	$ 415,074					
	2/7/2024	3/1/2024 RSUs[2]							15,500	$ 320,230
	2/7/2024	3/1/2024 Perf RSUs[3]				7,750	15,500	31,000		$ 290,315

[1] "APA" reflects the annual incentive opportunity available to each NEO under the Annual Performance Award plan at threshold, target and maximum performance levels for the 2024 performance period. See "Analysis of 2024 compensation – Annual incentive" and "Analysis of 2024 compensation – 2024 Annual performance award decisions" in the Compensation discussion and analysis section of this proxy statement for additional information.

[2] "RSUs" refers to restricted stock units granted to each NEO on the grant date indicated. Restricted stock units reported in this table will vest in full on March 1, 2027, in each case generally provided the executive maintains continuous employment with the company through that date. For additional information, see "Analysis of 2024 compensation – Long-term incentives" and "Analysis of 2024 Compensation – Long-term incentives – 2024 Long-term incentive decisions" in the Compensation discussion and analysis section of this proxy statement.

[3] The "Perf RSUs" amounts reported in this table indicate threshold, target and maximum award opportunities for the performance shares granted to the NEOs on March 1, 2024. For additional information, see "Analysis of 2024 Compensation – Long-term incentives" and "Analysis of 2024 Compensation – Long-term incentives – 2024 Long-term incentive decisions" in the Compensation discussion and analysis section of this proxy statement.

[4] The amounts shown in this column reflect the fair value on the date of grant of RSUs and performance shares granted in 2024, computed in accordance with FASB ASC Topic 718. The fair value of RSUs is equal to the closing price of Metallus common shares on the date of grant multiplied by the number of RSUs granted. The fair value of performance shares is determined using a lattice valuation model, the Monte Carlo Simulation, multiplied by the target number of performance shares granted, which was the probable outcome on the grant date. For additional information regarding the Monte Carlo Simulation, please refer to Note 2 in the Notes to Consolidated Financial Statements in the company's Annual Report on Form 10-K for the year ended December 31, 2024.

Grants made in 2024 are described more fully in the "Compensation discussion and analysis" section of this proxy statement. For more information concerning the amount of salary and incentive compensation in proportion to total compensation for the NEOs, see "Analysis of 2024 compensation — 2024 target pay mix" in the Compensation discussion and analysis section of this proxy statement.

Outstanding equity awards at 2024 year-end table

The following table sets forth information concerning unexercised stock options and stock awards that have not yet vested for each of our NEOs as of December 31, 2024:

		Option awards[1]				Stock awards[2]			
Name	Grant date	Number of securities underlying unexercised options (#) exercisable	Number of securities underlying unexercised options (#) unexercisable	Option exercise price ($/share)	Option expiration date	Number of shares or units of stock that have not vested	Market value of shares or units of stock that have not vested	Equity incentive plan awards: number of unearned shares, units or other rights that have not vested	Equity incentive plan awards: market or payout value of unearned shares, units or other rights that have not vested
M. S. Williams	3/1/2022					73,900	$ 1,044,207		
	3/1/2023					65,300	$ 922,689	98,000	$ 1,384,740
	12/15/2023							40,000	$ 565,200
	3/1/2024					63,400	$ 895,842	47,550	$ 671,882
K. R. Westbrooks	9/24/2018	1,760	0	$ 14.34	9/24/2028				
	3/1/2019	10,344	0	$ 12.45	3/1/2029				
	3/2/2020	20,752	0	$ 5.26	3/2/2030				
	3/1/2022					24,000	$ 339,120		
	3/1/2023					18,400	$ 259,992	18,400	$ 259,992
	12/15/2023							20,000	$ 282,600
	3/1/2024					16,500	$ 233,145	8,250	$ 116,573
K. C. Syrvalin	1/29/2015	2,480	0	$ 29.00	1/29/2025				
	2/15/2017	4,452	0	$ 17.46	2/15/2027				
	2/14/2018	4,640	0	$ 16.57	2/14/2028				
	3/1/2019	5,840	0	$ 12.45	3/1/2029				
	3/2/2020	3,670	0	$ 5.26	3/2/2030				
	3/1/2022					13,600	$ 192,168		
	3/1/2023					16,300	$ 230,319	16,300	$ 230,319
	12/15/2023							20,000	$ 282,600
	3/1/2024					14,600	$ 206,298	7,300	$ 103,149
K. A. Raketich	1/29/2015	3,200	0	$ 29.00	1/29/2025				
	2/17/2016	8,200	0	$ 7.46	2/17/2026				
	2/15/2017	7,800	0	$ 17.46	2/15/2027				
	2/14/2018	8,400	0	$ 16.57	2/14/2028				
	3/1/2019	10,600	0	$ 12.45	3/1/2029				
	3/2/2020	26,500	0	$ 5.26	3/2/2030				
	3/1/2022					13,200	$ 186,516		
	3/1/2023					17,300	$ 244,449	17,300	$ 244,449
	12/15/2023							20,000	$ 282,600
	3/1/2024					15,500	$ 219,015	7,750	$ 109,508

(1) All option awards reported in this table are nonqualified stock options that generally vest ratably 25 percent per year over the four-year period from the date of grant. There were no stock options granted after 2020.

(2) Stock awards reported in this table include performance shares and restricted stock units.

Performance shares (reported under the Equity incentive plan awards columns) are performance-based restricted stock units awarded (a) pursuant to the annual grant program on March 1, 2023 and March 1, 2024 and (b) pursuant to the Transformation Incentive Grant program on December 15, 2023.

Annual grant program performance shares may be earned based on the company's relative total shareholder return as compared to an identified peer group of steel companies. The overall vesting period is generally three years from January 1 of the first year in the performance cycle to December 31 in the third year of the performance cycle, with relative total shareholder return measured for the one-, two- and three-year periods beginning January 1 of the first year in the performance cycle and ending December 31 of the first, second and third years in the performance cycle, respectively, creating effectively a "nested" 1-year, 2-year, and 3-year plan. Relative total shareholder return is calculated for each "nested" performance period by taking the beginning and ending price points based off of a 20-trading day average closing stock price as of December 31.

For the annual grant program performance shares awarded in 2023, a payout percentage will be calculated (determined under a Compensation Committee-approved matrix) based on the company's relative total shareholder return as compared to the

identified peer group of steel companies for the one-, two- and three-year "nested" periods beginning January 1, 2023 and ending December 31, 2023, 2024 and 2025, respectively, with the one- and two-year "nested" periods each having a 25 percent weighting and the three-year "nested" period having a 50 percent weighting when determining the final payout percentage and number of performance shares earned for the 2023–2025 performance cycle. Performance shares earned will be settled in shares following the conclusion of the three-year performance period on December 31, 2025, at such time as the Compensation Committee shall have determined the degree to which the performance metrics have been achieved and the resulting number of performance shares earned.

To incentivize key leadership as we continue to implement the company's ongoing, multi-year business transformation and growth strategies, on December 15, 2023, the Board of Directors, on the recommendation of the Compensation Committee, implemented a Transformation Incentive Grant program. Pursuant to this program, certain key employees of the company (including each of the current NEOs) may earn a special grant of performance-based restricted stock units that further align executive compensation with the investment interests of the company's shareholders by motivating and rewarding management initiative and action to the extent they help create substantial additional shareholder value. The Transformation Incentive Grant performance shares may be earned depending on the degree to which the closing price performance of the company's common shares satisfies up to seven specific average per share closing price goals (achieved if the goal price is met or exceeded by the 20-trading-day average closing price for each trading day in any 20-consecutive trading-day period) during a performance period running from December 1, 2023 through December 31, 2026. Performance against these average share price goals will be evaluated after the end of the performance period (or, if earlier, at the time of a change in control of the company, taking into account achievement as of that date, including deemed achievement based on the value of any consideration paid for a common share in the change in control, if applicable). Earned levels of Transformation Incentive Grant performance shares will then pay out in two equal installments in early 2027 and 2028, generally conditioned on continued employment with the company until the applicable vesting date, subject to certain alternative evaluation, vesting and payout terms for situations involving the awardee's death or disability or termination of employment without cause. As of December 31, 2024, none of the average share price goals have been achieved.

For the annual grant program performance shares awarded in 2024, a payout percentage will be calculated (determined under a Compensation Committee-approved matrix) based on the company's relative total shareholder return as compared to the identified peer group of steel companies for the one-, two- and three-year "nested" periods beginning January 1, 2024 and ending December 31, 2024, 2025 and 2026, respectively, with the one- and two-year "nested" periods each having a 25 percent weighting and the three-year "nested" period having a 50 percent weighting when determining the final payout percentage and number of performance shares earned for the 2024–2026 performance cycle. Performance shares earned will be settled in shares following the conclusion of the three-year performance period on December 31, 2026, at such time as the Compensation Committee shall have determined the degree to which the performance metrics have been achieved and the resulting number of performance shares earned.

The number of shares reported for the performance shares granted to the NEOs on March 1, 2023 reflects the number of shares that would be earned by each NEO assuming target performance is achieved under the established performance objectives; and the number of shares reported for the performance shares granted to the NEOs on December 15, 2023 and March 1, 2024 reflects the number of shares that would be earned by each NEO assuming threshold performance is achieved under the established performance objectives. The settlement for any performance shares earned will be in shares, unless otherwise determined by the Compensation Committee.

Restricted stock units were granted to the NEOs on March 1, 2022, March 1, 2023 and March 1, 2024. Each of these grants of restricted stock units generally vests on the third anniversary of their respective grant dates.

The market value of all awards reported in this table was determined based upon the closing price of Metallus' common shares on December 31, 2024 of $14.13.

2024 Option exercises and stock vested table

The following table sets forth information with respect to the exercise of stock options by and vesting of stock awards for our NEOs during 2024.

Name	Option awards [1]		Stock awards [2]	
	Number of shares acquired on exercise	Value realized on exercise	Number of shares acquired on vesting	Value realized on vesting
Michael S. Williams	0	$ 0	482,520	$ 10,167,102
Kristopher R. Westbrooks	39,866	$ 517,887	59,600	$ 1,105,960
Kristine C. Syrvalin	0	$ 0	33,280	$ 616,518
Kevin A. Raketich	0	$ 0	23,460	$ 415,727

[1] The value realized on the exercise of the options is the difference between exercise price and the fair market value of our common shares on the date of exercise. For this purpose, fair market value is determined by a real-time trading quote from the New York Stock Exchange at the time of exercise.

[2] The value realized on vesting for stock awards is calculated by multiplying the number of shares acquired on vesting by the fair market value of Metallus common shares on the vesting date. For purposes of this calculation, the fair market value of restricted stock units that vest is equal to the closing price of our common shares on the vesting date, and the fair market value of performance shares earned for the 2022-2024 performance cycle is equal to the closing price of our common shares on December 31, 2024, the last day of the performance period.

Pension benefits

Qualified Plan

In connection with its spinoff from The Timken Company in 2014, the company adopted a tax-qualified defined benefit retirement plan (the "Qualified Plan") which is substantially similar to the defined benefit retirement plan maintained by its former parent company prior to spinoff. Years of service with the former parent company prior to spinoff count toward years of service under the Qualified Plan. As noted below, benefit accruals under the Qualified Plan were frozen as of December 31, 2020.

Pursuant to the Qualified Plan, salaried employees whose age plus years of service equaled or exceeded 50 as of December 31, 2003, participate in a defined benefit plan with a formula of 0.75 percent per year of service times average earnings, including base salary and cash annual incentive compensation, for the highest five non-consecutive years of the ten years preceding retirement ("Final Average Earnings"). For all employees in a defined benefit plan as of December 31, 2003, the formula in effect at the time of service, using Final Average Earnings at retirement, is applied to such service.

The benefit is generally payable beginning at age 65 for the lifetime of the employee, with alternative forms of payment available with actuarial adjustments. Participants may retire early for purposes of the Qualified Plan if they meet any of the following eligibility requirements: age 62 and 15 years of service; age 60 and 25 years of service; or any age and 30 years of service.

In addition, participants age 55 with at least 15 years of service may retire and receive the portion of their Qualified Plan benefit attributable to service earned after 2003.

Benefits for service after December 31, 1991, are reduced for early commencement at a rate of 3 percent per year before the age of 60 for the portion of the benefit attributable to service earned between 1992 and 2003, and 4 percent per year before age 62 for the portion of the benefit attributable to service earned after 2003.

Benefits for an NEO who dies while actively employed are payable to the surviving spouse from the defined benefit pension plan at the NEO's normal retirement date (or on a reduced basis at an early retirement date) if the NEO had at least five years of service. The benefit is equal to 50 percent of the benefit payable if the NEO had terminated employment on the date of his death, survived to the payment date (as elected by his spouse), elected the 50 percent joint and survivor form of payment and died the next day. If the NEO had at least 15 years of service at the time of his death, the benefit is equal to 50 percent of the accrued benefit at time of death payable immediately, but with any applicable early commencement reduction.

Only actual years of service with Metallus and, prior to the spinoff, the former parent company, are counted in calculating pension benefits, except in the case of involuntary termination without cause, in which case up to two additional years of service were credited.

During the fourth quarter of 2019, the Qualified Plan was amended to provide that additional benefit accruals for any remaining active participants (including any NEOs participating in the Qualified Plan) would cease as of December 31, 2020. The Qualified Plan was subsequently terminated effective March 31, 2022, with the regulatory approval to proceed with the plan termination process received in late 2023.

In connection with the termination of the Qualified Plan, in the second quarter of 2024, the company entered into an agreement to purchase a group annuity contract from The Prudential Insurance Company of America, settling the company's remaining pension obligations under the Qualified Plan. Prior to purchasing the group annuity contract, participants were provided an opportunity to receive a lump sum distribution of their accrued benefit under the Qualified Plan. Following purchase of the group annuity contract, Prudential is now responsible for administration and payment of benefits for all remaining participants in the Qualified Plan. In connection with the plan termination, Mr. Raketich elected to receive a lump sum distribution of the benefit payable to him under the Qualified Plan as of May 1, 2024.

Supplemental Pension Plan

In connection with the spinoff, the company also adopted the Supplemental Pension Plan (effective June 30, 2014) (the "SERP" or the "Supplemental Plan"), which is substantially similar to the supplemental pension plan maintained by the former parent company prior to the spinoff. As noted below, benefit accruals under the SERP were frozen as of December 31, 2020.

Supplemental retirement income benefits under the SERP are calculated using a target benefit of 60% of Final Average Earnings, offset by any defined benefit plan payments provided by the company and the aggregate earnings opportunity provided by any company contributions under the core defined contribution program (the Savings and Investment Pension Plan) and the post-tax savings benefit. The supplemental benefit will vest after five years of service as an officer of the company, with normal retirement being considered as of age 62. Early retirement at age 55 with at least 15 years of company service is available, but if benefits are commenced early, they will be reduced by 4% per year for each year of early commencement prior to age 62.

As with the Qualified Plan, only actual years of service with Metallus and, prior to the spinoff, the former parent company, are counted in calculating pension benefits under the SERP, except in the case of involuntary termination without cause, in which case up to two additional years of service were credited.

In November 2019, the SERP was amended to provide that additional benefit accruals for any remaining active participants would cease as of December 31, 2020.

As of February 28, 2025, Mr. Raketich, the only NEO eligible for benefits under the Supplemental Plan, was eligible for early retirement based on his age and years of service.

2024 Pension benefits table

The following table sets forth the number of years of credited service and actuarial value of the defined benefit pension plans for our NEOs as of December 31, 2024:

Name	Plan name	Number of years of credited service	Present value of accumulated benefit [1]	Payments during last fiscal year [2]
Michael S. Williams[3]	Supplemental Plan	N/A	$ 0	$ 0
	Qualified Plan	N/A	$ 0	$ 0
Kristopher R. Westbrooks[3]	Supplemental Plan	N/A	$ 0	$ 0
	Qualified Plan	N/A	$ 0	$ 0
Kristine C. Syrvalin[3]	Supplemental Plan	N/A	$ 0	$ 0
	Qualified Plan	N/A	$ 0	$ 0
Kevin A. Raketich	Supplemental Plan	34.8	$ 186,198	$ 0
	Qualified Plan	34.8	$ 0	$ 823,252

[1] The "Present Value of Accumulated Benefit" is the present value as of December 31, 2024. Age 62 is the earliest age an unreduced benefit is payable from the plans. The assumptions used to determine the present value include a 5.73% discount rate and updated mortality statistics consistent with the 2021 Society of Actuaries revised mortality projection scale. Benefits for the applicable NEOs were determined assuming no probability of termination, retirement, death or disability before age 62.

[2] In connection with the termination of the Qualified Plan and the company's purchase of a group annuity contract from Prudential to assume responsibility for administration and payment of future benefits under the Qualified Plan, Mr. Raketich received a lump sum distribution of his Qualified Plan benefit in May 2024. The amount of this lump sum distribution is reported in this table as payments during last fiscal year for Mr. Raketich.

[3] Because Messrs. Williams and Westbrooks and Ms. Syrvalin were hired after January 1, 2004, they do not accumulate any service under either the Supplemental Plan or Qualified Plan.

2024 Nonqualified deferred compensation table

Through December 31, 2021, the company maintained a deferred compensation plan that allowed certain employees, including the NEOs, to elect to defer receipt of all or a portion of their salary, employee contributions and company matching contributions that would otherwise be paid out post-tax, and incentive compensation payable in cash, until a specified point in the future. Cash deferrals earn interest quarterly at a rate based on the prime rate plus one percent. Effective December 31, 2021, the deferred compensation plan was frozen, and no deferrals will be credited under the plan with respect to any compensation earned on or after January 1, 2022.

The table below sets forth information regarding contributions, earnings and withdrawals during 2024 and the account balances as of December 31, 2024, for the NEOs under the company's deferred compensation plan:

Name	Executive contributions in 2024[1]	Company contributions in 2024[1]	Aggregate earnings in 2024[2]	Aggregate withdrawals/ distributions in 2024	Aggregate balance at December 31, 2024[3]
Michael S. Williams	$ 0	$ 0	$ 0	$ 0	$ 0
Kristopher R. Westbrooks	$ 0	$ 0	$ 0	$ 0	$ 0
Kristine C. Syrvalin	$ 0	$ 0	$ 0	$ 0	$ 0
Kevin A. Raketich	$ 0	$ 0	$ 15,771	$ (62,647)	$ 137,332

[1] Effective December 31, 2021, the deferred compensation plan was frozen, and no deferrals will be credited under the plan with respect to any compensation earned on or after January 1, 2022.

[2] This amount includes interest earned from cash deferrals prior to the freezing of the plan on December 31, 2021. Earnings during this year and previous years were not above market or preferential; therefore, these amounts are not included in the 2024 Summary compensation table.

[3] The entire amount included in the aggregate balances column was reported as compensation in the summary compensation table for previous years (or would have been had the recipient been identified as a NEO for such years).

Potential payments upon termination or change in control

The company has entered into severance agreements with each of its NEOs that provide for compensation in the event of termination of employment under certain circumstances (the "Severance Agreements"). In addition, our NEOs are entitled to post-termination payments or benefits under award agreements entered into under the Amended and Restated 2014 Equity and Incentive Compensation Plan, the Amended and Restated 2020 Equity and Incentive Compensation Plan and, under certain circumstances, under our retirement and benefit plans. The following circumstances would trigger post-termination payments to our NEOs: change in control followed by certain events described below; involuntary termination without cause; retirement; permanent disability and death. For purposes of calculating the payments that would be due to each of our NEOs, the termination scenarios described below assume a December 31, 2024 termination date.

Change in control

Under the Severance Agreements with our NEOs, in the event of a qualifying termination of employment following a change in control of the company (as defined in the Severance Agreements), such as termination by the NEO following a reduction in responsibilities or termination of employment by the company without cause, the NEO is entitled to receive a cash severance payment in an amount equal to a specified multiple of the sum of his or her annual base salary and the greater of: (1) his or her target annual incentive compensation amount for the year in which he or she terminates employment; or (2) his or her target annual incentive compensation amount for the year in which the change in control occurs. In late 2020, the Compensation Committee adopted a new standard form of severance agreement, reducing the multiple of pay applicable in a change in control from three times to two and one-half times for the CEO and two times for other executive officers of the company. As such, a multiple of two and one-half times is specified in the Severance Agreement for Mr. Williams and a multiple of two times is specified in the Severance Agreements for Ms. Syrvalin and Mr. Raketich. A multiple of three times is specified in the Severance Agreement for Mr. Westbrooks as the agreement was entered into at the time he was hired in 2018.

None of the Severance Agreements contains an excise tax gross-up provision. Rather, the agreements provide that the NEO will receive the "best net" benefit of either: (1) paying all excise taxes incurred with respect to the change in control benefits, without a gross-up by the company; or (2) accepting aggregate change in control benefits that do not exceed the excise tax threshold. In the event of a change in control, the amounts payable under the Severance Agreements would become secured by a trust arrangement.

Under the terms of the agreements pursuant to which equity is awarded to our NEOs, if following a change in control there would be a loss of equity by the NEO because (a) the equity of the company is not continued and the value of the equity award is not replaced with an equivalent equity instrument of the surviving entity or (b) the NEO's employment is involuntarily terminated or voluntarily terminated with good cause (as defined in the agreement), then in those circumstances any unvested equity-based grants would vest (subject to the terms of the applicable award agreement) and become nonforfeitable and the NEO would have three years to exercise all stock options.

Finally, the NEO would be entitled to continuation of health and welfare benefits for the severance period and career outplacement services.

Voluntary termination

In the case of a voluntary termination of employment by an NEO, the NEO is not entitled to receive, and the company will not make any cash severance, enhanced retirement benefits or other perquisite payments, and unvested equity-based grants will not vest.

Involuntary termination with cause

The company provides no cash severance, retirement benefits, other perquisite payments or vesting of any equity-based grants when an NEO is terminated by the company with cause. As used in the Severance

Agreements, termination with "cause" generally means: the commission of an intentional act of fraud, embezzlement or theft in connection with the NEO's duties with the company; an intentional wrongful disclosure of secret processes or confidential information of the company or a company subsidiary; or an intentional wrongful engagement in any competitive activity (as defined in the Severance Agreements) which would constitute a material breach of the officer's duty of loyalty to the company.

If the company terminates the NEO's employment for cause, any benefit payable from a qualified plan is forfeited.

Involuntary termination without cause (not in connection with a change in control)

The Severance Agreements with our NEOs (other than the agreement with Mr. Westbrooks) provide that, in the case of an involuntary termination without cause (other than termination without cause in connection with a change in control, as described above), the NEO is entitled to severance equal to 1.5 times the sum of his or her base salary and target annual incentive opportunity. For Mr. Westbrooks, his Severance Agreement provides that in the case of an involuntary termination without cause, he is entitled to severance equal to 1.5 times the sum of his base salary and highest annual incentive compensation during the preceding five years (not to exceed target). Each NEO also is entitled to continuation of health and welfare benefits through the severance period and career outplacement services. In consideration for providing severance benefits, the company receives confidentiality and non-compete covenants from the NEOs, as well as a release of liability for all claims against the company.

Under the terms of the agreements pursuant to which equity is awarded to our NEOs, in the case of an involuntary termination without cause (other than termination without cause in connection with a change in control, as described above), any unvested stock options that are scheduled to vest during the severance period vest upon termination (with any remaining options canceled) and the NEO would have three years to exercise all stock options (but not to exceed 10 years from the grant date). With respect to restricted stock units and performance shares, unvested awards are prorated based on, with respect to restricted stock units, the number of whole months elapsed from the grant date through the severance period and, with respect to performance shares, the number of whole months elapsed from the beginning of the performance period through the severance period, with such awards then continuing to vest, subject to any applicable performance conditions, at the normal vesting date. Performance shares awarded pursuant to the Transformation Incentive Grant program are prorated and immediately vest based on performance through the date of the qualifying termination.

Retirement

"Retirement" means either: (1) retirement of the NEO prior to age 62, if the Compensation Committee of the Board of Directors determines that such retirement is for the convenience of the company or (2) retirement of the NEO on or after age 62, and, in either case, when the NEO is eligible to retire under a retirement plan of the company (generally, at age 65, age 55 with at least 15 years of service or any age with at least 30 years of service). Effective for equity awards granted to the NEOs beginning in 2024 (with the exception of the CEO for whom the previous definition of "retirement" will continue to apply), "retirement" means retirement of the NEO when he or she is at least age 62 with a combination of age plus years of continuous employment equal to at least 72.

In addition to retirement benefits shown in the "2024 Pension benefits table" (which are not shown in the following table of termination scenarios), NEOs who retire under the circumstances described above will be entitled to receive prorated payouts of performance shares and continued normal vesting of other unvested equity awards as if the officer had remained in the continuous employ of the company for the remainder of the vesting period; provided, however, that any unvested performance shares awarded pursuant to the Transformation Incentive Grant program will be forfeited in the event of a retirement prior to the applicable vesting date.

Death or permanent disability

"Permanent Disability" occurs if the NEO qualifies for permanent disability benefits under a disability plan or program of the company or, in the absence of a disability plan or program of the company, under a government-sponsored disability program.

All equity-based awards immediately vest in the event of death or permanent disability except annual grant program performance shares, which are prorated and then vest at the end of the performance period. Performance shares awarded pursuant to the Transformation Incentive Grant program are not prorated and immediately vest based on performance through the date of the qualifying death or permanent disability. In the case of disability, the NEO has up to five years to exercise stock options. In the case of the NEO's death, the NEO's beneficiary will have one year following the death to exercise stock options.

Termination scenarios for NEOs

Mr. Williams						
	Voluntary resignation	Termination with cause	Retirement[5]	Death & disability	Termination without cause	Change in control
Cash severance[1]	$ 0	$ 0		$ 0	$2,882,400	$ 4,632,400
Equity[2]	$ 0	$ 0		$3,310,659	$5,168,203	$ 5,591,241
Retirement benefits[3]	$ 0	$ 0		$ 0	$ 0	$ 0
Other benefits[4]	$ 0	$ 0		$ 0	$ 45,500	$ 62,500
Total	$ 0	$ 0	$ 0	$3,310,659	$8,096,103	$ 10,286,141

Mr. Westbrooks						
	Voluntary resignation	Termination with cause	Retirement[5]	Death & disability	Termination without cause	Change in control
Cash severance[1]	$ 0	$ 0		$ 0	$1,448,248	$ 2,784,153
Equity[2]	$ 0	$ 0		$1,083,300	$1,234,722	$ 1,325,394
Retirement benefits[3]	$ 0	$ 0		$ 0	$ 0	$ 160,111
Other benefits[4]	$ 0	$ 0		$ 0	$ 45,500	$ 71,000
Total	$ 0	$ 0	$ 0	$1,083,300	$2,728,470	$ 4,340,658

Ms. Syrvalin						
	Voluntary resignation	Termination with cause	Retirement[5]	Death & disability	Termination without cause	Change in control
Cash severance[1]	$ 0	$ 0		$ 0	$1,009,679	$ 1,323,311
Equity[2]	$ 0	$ 0		$ 839,638	$ 985,186	$ 1,053,943
Retirement benefits[3]	$ 0	$ 0		$ 0	$ 0	$ 0
Other benefits[4]	$ 0	$ 0		$ 0	$ 45,500	$ 54,000
Total	$ 0	$ 0	$ 0	$ 839,638	$2,040,365	$ 2,431,254

Mr. Raketich						
	Voluntary resignation	Termination with cause	Retirement[5]	Death & disability	Termination without cause	Change in control
Cash severance[1]	$ 0	$ 0		$ 0	$ 891,234	$ 1,167,950
Equity[2]	$ 0	$ 0		$ 873,785	$1,076,946	$ 1,101,278
Retirement benefits[3]	$ 0	$ 0	$28,789	$ 0	$ 0	$ 0
Other benefits[4]	$ 0	$ 0		$ 0	$ 45,500	$ 54,000
Total	$ 0	$ 0	$28,789	$ 873,785	$2,013,680	$ 2,323,228

[1] "Cash severance" refers to amounts payable to each NEO under the Severance Agreements and the value of his or her annual incentive payment under the APA plan for 2024.

[2] "Equity" includes the value of accelerated vesting of restricted stock units and performance shares that the NEO will be entitled to receive under the termination scenarios described in the table. For purposes of calculating the value of equity reflected in this table, all such awards are valued at the closing price of our common shares on December 31, 2024 of $14.13. Performance shares granted for the 2023-2025 and 2024-2026 performance cycles included in this table assume target performance is

achieved. Performance shares granted for the 2022-2024 performance cycle are not included in this table as, for purposes of this disclosure, we considered these shares to have been earned as of December 31, 2024. Further, performance shares awarded pursuant to the Transformation Incentive Grant program are not included as none of the seven specified average per share closing price goals had been attained as of December 31, 2024. No amounts are included in this table with respect to any stock options, because all stock options held by the NEOs were fully vested prior to December 31, 2024.

Our equity grant agreements generally include a double-trigger vesting requirement for awards in the event of a change in control. The performance shares awarded under the Transformation Incentive Grant program have certain provisions related to the treatment of such awards in the event of a change of control of our company. None of the stock price hurdles under the Transformation Incentive Grant awards would have been earned for a change in control occurring on December 31, 2024 (based on the closing stock price of $14.13 on December 31, 2024 plus an assumption that any aggregate consideration per share in a hypothetical change of control occurring on such date would have been less than $35), and therefore there is no change in control value attributed to the award for a hypothetical change of control situation.

[3]   "Retirement Benefits" represent the value of additional benefits earned under the qualified and supplemental plans as a result of a change in control.

[4]   "Other Benefits" includes the value of health and welfare benefits through the applicable severance period, with an estimated value of $17,000 per year, plus outplacement services with an estimated value of $20,000.

[5]   Values are shown under the retirement scenario only for those NEOs who were eligible for normal retirement or early retirement as of December 31, 2024.

CEO pay ratio

For 2024, the ratio of the annual total compensation of the CEO to the median of the annual total compensation of all of our employees and those of our consolidated subsidiaries (other than the CEO), as described below ("Median Annual Compensation"), was approximately 44 to 1. We note that, due to our permitted use of reasonable estimates and assumptions in preparing this CEO pay ratio disclosure, the disclosure may involve a degree of imprecision, and thus this CEO pay ratio disclosure is a reasonable estimate calculated in a manner consistent with Item 402(u) of Regulation S-K using the data and assumptions described below. In this summary, we refer to the employee who received the Median Annual Compensation as the "Median Employee." For purposes of this disclosure, the date used to identify the Median Employee was December 31, 2023 (the "Determination Date"). For 2024, we elected to use the same Median Employee that we identified in 2023 as there have been no changes in our employee population or compensation arrangements that we believe would significantly impact our pay ratio disclosure.

For purposes of calculating the CEO pay ratio, the CEO compensation for 2024 was determined to be $4,279,211, which consists of $4,260,359 (Mr. Williams' compensation for his service as President and CEO, as reflected in the "Total" column of the 2024 Summary compensation table) plus company-paid health care benefit costs of $18,852. With respect to the Median Employee, the Median Annual Compensation was calculated using the same methodology the company uses to calculate compensation for the named executive officers as set forth in the 2024 Summary compensation table included in this proxy statement, and then adjusted to add the value of company-paid health care benefit costs. The Median Annual Compensation for 2024 was determined to be $98,050.76.

In terms of our selection of the Median Employee, on December 31, 2023, the company employed a total of 1,837 employees (including 1,826 employees based in the United States). The company determined the Median Employee as of December 31, 2023 by identifying total cash compensation for the period beginning on January 1, 2023 and ending on December 31, 2023 for employees who were employed by the company on that date. This group of employees included all full- and part-time employees but excluded our CEO and eleven (11) non-U.S. employees (consisting of employees in Mexico). This group of employees did not include any independent contractors or "leased" workers and did not exclude any employees of businesses acquired by us or combined with us. Further, we did not utilize any statistical sampling or cost-of-living adjustments for purposes of this CEO pay ratio disclosure. A portion of our employee workforce (full-time and part-time) identified above worked for less than the full fiscal year due to commencing employment after January 1, 2023. In determining the Median Employee, we annualized the total compensation for such individuals (but avoided creating full-time equivalencies) based on reasonable assumptions and estimates relating to our employee compensation program, including base salary, bonus payments, equity compensation and any imputed income.

Pay versus performance

As required by Section 953(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act and Item 402(v) of Regulation S-K, we are providing the following information regarding certain executive pay and performance. The table below shows, for each applicable fiscal year, total compensation ("Summary Compensation Total" or "SCT Total") as reported in the summary compensation table and "compensation actually paid" (or "CAP") for our principal executive officer ("PEO") and as an average of all of our other named executive officers for that year ("Non-PEO NEOs"). Both SCT Total pay and CAP are calculated in accordance with the requirements of Regulation S-K and may differ substantially from the manner in which the Compensation Committee makes decisions regarding executive pay. See the "Compensation discussion and analysis" section of this proxy statement for a discussion of the Compensation Committee's decisions regarding the compensation of our named executive officers.

The table below also shows (i) the company's cumulative total shareholder return (or "TSR"), (ii) the TSR of the S&P 1500 Steel Sub-Industry Index, which we have used as our peer group for purposes of disclosure in the table below, (iii) the company's net income for the applicable fiscal year, and (iv) the company's performance with respect to a "company-selected measure" (or "CSM") which in our assessment represents the single most important financial performance metric used to link compensation actually paid to our named executive officers for the most recently completed fiscal year to the company's performance. We selected Adjusted EBITDA as the CSM required for disclosure in the table below.

	Pay versus Performance							
					Value of Initial Fixed $100 Investment Based On:			Company Selected Measure Adjusted EBITDA[5]
Year	Summary Compensation Table Total for PEO	Compensation Actually Paid to PEO[1]	Average Summary Compensation Table Total for Non-PEO NEOs	Average Compensation Actually Paid to non-PEO NEOs[2]	TSR[3]	1500 sub-steel index TSR[3]	Net Income[4]	
2024	$4,260,359	$ (3,575,855)	$1,137,930	$ (945,923)	$179.77	$233.85	$ 1,300,000	$ 77,700,000
2023	$6,973,856	$13,906,875	$2,311,872	$3,017,016	$298.35	$279.40	$ 69,400,000	$200,300,000
2022	$4,604,190	$ 6,379,938	$1,283,726	$1,528,508	$231.17	$204.07	$ 65,100,000	$172,200,000
2021	$7,161,838	$19,694,478	$1,306,702	$2,557,052	$209.92	$171.34	$171,000,000	$245,900,000
2020	$1,873,734	$ 1,152,712	$1,249,058	$ 908,748	$ 59.41	$103.24	$ (61,900,000)	$ 38,000,000

[1] In accordance with the requirements of Item 402(v) of Regulation S-K, CAP is calculated by beginning with the SCT Total as reported in the Summary Compensation Table (the "SCT") for the applicable fiscal year, then (a) subtracting the grant date fair value of awards reported in the Stock Awards column of the SCT for such year, (b) subtracting the grant date fair value of awards reported in the Option Awards column of the SCT for such year, (c) subtracting the aggregate change in the actuarial present value of the accumulated benefit under defined benefit plans reported in the Change in Pension Value and Nonqualified Deferred Compensation Earnings column of the SCT for such year, (d) adding the change in fair value of stock and option awards for the applicable fiscal year (as such changes are described below for 2024) and (e) adding the service cost and prior service cost for all defined benefit plans for the applicable fiscal year (as such costs are described below for 2024).

For purposes of determining CAP, fair value amounts for Stock Awards and Option Awards were calculated in a manner consistent with the fair value methodology used to account for share-based payments in our financial statements under GAAP, including the use of a lattice valuation model, the Monte Carlo simulation, to value performance shares. The service cost and prior service cost for defined benefit plans were calculated using the same methodology as used for our financial statements under GAAP. Neither of the individuals serving as PEO during the years covered by the table participated in any defined benefit pension plan sponsored by the company.

For 2024, 2023, 2022 and 2021, Michael S. Williams is included in the table as PEO, and for 2020, Terry L. Dunlap is included in the table as PEO.

The following is a reconciliation of SCT Total and CAP for the PEO for 2024. Please note that, while similar adjustment information was provided in our 2024 proxy statement for 2023 and in our 2023 proxy statement for years 2020, 2021 and 2022, under applicable SEC guidance, repeating such adjustment information is not required in this proxy statement because it is not material to our shareholders' understanding of the information reported in the table above for 2024 or the relationships disclosures provided below.

PEO Summary: Reconciliation of SCT Total and CAP				
Year	SCT Total	Subtract Grant Date Fair Value of Stock Awards and Option Awards as Disclosed in the SCT	Add Change in Fair Value of Stock Awards and Option Awards(i)	CAP
2024	$4,260,359	$(3,091,067)	$(4,745,147)	$(3,575,855)

The total amount included in the table above as the grant date fair value of stock awards and option awards as disclosed in the SCT reflects the grant date fair value of stock awards as the company did not issue option awards in 2024.

(i) PEO Detail: Change in Fair Value of Stock and Option Awards							
Year	Year-End Fair Value of Stock Awards and Option Awards Granted in Covered Fiscal Year that Remained Unvested at the End of that Fiscal Year	Vesting Date Fair Value of Stock Awards and Option Awards Granted in Covered Fiscal Year that Vested During that Fiscal Year	Increase or Decrease in Fair Value (from Prior Year End to Covered Year End) for Stock Awards and Option Awards Granted in Prior Years that Remained Unvested at the End of the Covered Fiscal Year	Increase or Decrease in Fair Value (from Prior Year End to Vesting Date) of Stock Awards and Option Awards Granted in Prior Years that Vested During the Covered Fiscal Year	Adjustments for Stock Awards and Option Awards Granted in Prior Years that Failed to Meet Vesting Conditions During the Covered Fiscal Year	Value of Dividends or other Earnings Paid or Accrued on Stock Awards During the Covered Fiscal Year and not Otherwise Reflected in CAP	Total Change in Fair Value of Stock Awards and Option Awards Included in CAP
2024	$1,468,344	$0	$(4,854,145)	$(1,359,346)	$0	$0	$(4,745,147)

(2)   CAP for the Non-PEO NEOs was calculated in the same manner as described in footnote 1 above for the PEO, except the amounts were averaged for each fiscal year. The Non-PEO NEOs whose average SCT Total and average CAP amounts are included in the table are:

2024, 2023 and 2022: Kristopher R. Westbrooks, Kristine C. Syrvalin and Kevin A. Raketich

2021: Kristopher R. Westbrooks, Kristine C. Syrvalin, Kevin A. Raketich, William P. Bryan and Thomas D. Moline

2020: Kristopher R. Westbrooks, Frank A. DiPiero, William P. Bryan and Thomas D. Moline

The following is a reconciliation of average SCT Total and average CAP for the Non-PEO NEOs for 2024. Please note that, while similar adjustment information was provided in our 2024 proxy statement for 2023 and in our 2023 proxy statement for years 2020, 2021 and 2022, under applicable SEC guidance, repeating such adjustment information is not required in this proxy statement because it is not material to our shareholders' understanding of the information reported in the table above for 2024 or the relationships disclosures provided below.

Non-PEO NEOs Summary: Reconciliation of SCT Total and CAP						
Year	Average SCT Total	Subtract Average Grant Date Fair Value of Stock Awards and Option Awards as Disclosed in the SCT	Subtract Average Change in Pension Value as Disclosed in the SCT	Add Average Change in Fair Value of Stock Awards and Option Awards(i)	Add Average Service Cost and Prior Service Cost for Pension Plans(ii)	Average CAP
2024	$1,137,930	$(611,858)	$(8,404)	$(1,463,591)	$0	$(945,923)

The total amount included in the table above as the grant date fair value of stock awards and option awards as disclosed in the SCT reflects the grant date fair value of stock awards as the company did not issue option awards in 2024.

(i) Non-PEO NEOs Detail: Average Change in Fair Value of Stock and Option Awards							
Year	Year-End Fair Value of Stock Awards and Option Awards Granted in Covered Fiscal Year that Remained Unvested at the End of that Fiscal Year	Vesting Date Fair Value of Stock Awards and Option Awards Granted in Covered Fiscal Year that Vested During that Fiscal Year	Increase or Decrease in Fair Value (from Prior Year End to Covered Year End) for Stock Awards and Option Awards Granted in Prior Years that Remained Unvested at the End of the Covered Fiscal Year	Increase or Decrease in Fair Value (from Prior Year End to Vesting Date) of Stock Awards and Option Awards Granted in Prior Years that Vested During the Covered Fiscal Year	Adjustments for Stock Awards and Option Awards Granted in Prior Years that Failed to Meet Vesting Conditions During the Covered Fiscal Year	Value of Dividends or other Earnings Paid or Accrued on Stock Awards During the Covered Fiscal Year and not Otherwise Reflected in CAP	Total Change in Fair Value of Stock Awards and Option Awards Included in CAP
2024	$312,997	$0	$(1,502,433)	$(274,155)	$0	$0	$(1,463,591)

(3) Our TSR represents the cumulative investment return of an initial fixed $100 investment in the company's common stock on December 31, 2019, assuming reinvestment of all dividends. The company's TSR as reflected in the table above may not be indicative of future performance. Peer group TSR represents the cumulative investment return of an initial fixed $100 investment in the S&P 1500 Steel Sub-Industry Index on December 31, 2019, assuming reinvestment of all dividends.

(4) Represents net income determined in accordance with GAAP and as reported in our Form 10-K for the applicable fiscal year.

(5) Represents our Adjusted EBITDA for the applicable fiscal year. We chose this measure of Adjusted EBITDA as the CSM for purposes of the table above because we determined that it was the most important financial performance measure (that is not otherwise required to be disclosed in the table) used to link compensation actually paid to our named executive officers for the most recently completed fiscal year to the company's performance. Adjusted EBITDA is a non-GAAP measure. For more information about how we calculate Adjusted EBITDA, please see "Analysis of 2024 compensation — Annual incentive — 2024 APA decisions" in the Compensation discussion and analysis section of this proxy statement, as well as Appendix A to this proxy statement.

The following graph illustrates, for the period disclosed in the table above:

(a) the relationship between (i) both CAP of the PEO and average CAP of the Non-PEO NEOs and (ii) the company's TSR; and (b) the relationship between (i) the company's TSR and (ii) the TSR of the peer group.



The following graph illustrates, for the period disclosed in the table above, the relationship between (a) both CAP of the PEO and average CAP of the Non-PEO NEOs, and (b) the company's net income.



The following graph illustrates, for the period disclosed in the table above, the relationship between (a) both CAP of the PEO and average CAP of the Non-PEO NEOs, and (b) the CSM, Adjusted EBITDA.



Item 402(v) of Regulation S-K also requires that we provide the following tabular list of at least three (and not more than seven) financial performance measures that we have determined are our most important financial performance measures used to link compensation actually paid to the named executive officers for the most recently completed fiscal year to the company's performance. We have also included in the tabular list below one non-financial performance measure, safety, which we consider to be a critically important metric used in our pay-for-performance executive compensation program.

Most Important Performance Measures
Financial measures
Adjusted EBITDA
Adjusted operating cash flow
Relative total shareholder return
Absolute stock price appreciation
Non-financial measures
Safety

Annual meeting information

Questions and answers

What is the purpose of this proxy statement?

This proxy statement and the accompanying proxy card are being made available to shareholders beginning on or about March 20, 2025, in connection with the company's solicitation of proxies for the 2025 annual meeting of shareholders to be held virtually at **www.cesonlineservices.com/mtus25_vm** on May 7, 2025, at 10 a.m. EDT, and at any adjournments and postponements thereof, for the purpose of considering and acting upon the matters specified in the notice accompanying this proxy statement. There will be no in-person annual meeting. The meeting will be held "virtually" over the internet. We believe that a virtual annual meeting provides expanded shareholder access and participation, since shareholders can participate from any location around the world with internet access, as well as improved communication and cost savings for shareholders.

What is a proxy?

A proxy is your legal appointment of another person to vote the shares you own in accordance with your instructions. The person you appoint to vote your shares also is called a proxy. On the proxy card, you will find the names of the persons designated by the company to act as proxies to vote your shares at the annual meeting. The designated proxies are required to vote your shares in the manner you instruct.

Who can vote?

Record holders of Metallus Inc. common stock at the close of business on February 28, 2025 (the "Record Date") are entitled to vote at the meeting. Shareholders are entitled to one vote for each full share held on the Record Date. On that date, there were 42,107,991of our common shares outstanding.

How do I vote?

Registered holders. If your shares are registered in your name, you may vote "in person" online during the meeting or by proxy prior to the meeting. If you decide to vote by proxy, you may do so in any **ONE** of the following three ways:

By telephone. After reading the proxy materials, you may call the toll-free number 1-888-693-8683. You will be prompted to enter your control number, which you can find on your notice of internet availability or your proxy card. This number will identify you and the company. Then you can follow the simple instructions that will be given to you to record your vote. Telephone voting will be available until 6 a.m. EDT on May 7, 2025.

Over the internet. After reading the proxy materials, you may use a computer to access the website **www.cesvote.com**. You will be prompted to enter your control number, which you can find on your notice of internet availability or your proxy card. This number will identify you and the company. Then you can follow the simple instructions that will be given to you to record your vote. Internet voting will be available until 6 a.m. EDT on May 7, 2025.

By mail. After reading the proxy materials, if you received a printed version of the proxy materials you may vote your shares by marking, signing, dating and returning your proxy card to the company's tabulation agent, Corporate Election Services, Inc. ("Corporate Election Services" or "CES"), in the postage-paid envelope provided, or return it to Corporate Election Services, P.O. Box 1150, Pittsburgh, PA 15230. Proxy cards returned by mail must be received by CES by 6 a.m. EDT on May 7, 2025, in order for your vote to be recorded.

The internet and telephone voting procedures have been set up for your convenience and have been designed to authenticate your identity, allow you to give voting instructions and confirm that those instructions have been recorded properly.

Whether you choose to vote "in person" online during the meeting, by telephone, over the internet or by mail, you can specify whether your shares should be voted for, or withheld from, all, some or none of the nominees for director. You also can specify whether you want to vote for or against, or abstain from voting on, the ratification of the selection of our independent auditor and the approval, on an advisory basis, of the compensation of the company's named executive officers.

Shares represented by properly executed proxy cards, online instructions, or telephone instructions will be voted as you direct. If you provide a properly-executed proxy card or properly-submitted online or telephone instructions but do not specify how you want to vote your shares, your shares will be voted according to the Board's recommendations as set forth below and, as to any other business that may be properly brought before the 2025 annual meeting of shareholders and any adjournments or postponements thereof, in the discretion of the proxy holders:

	Proposal	Board recommendation
1.	Election of four directors, each to hold office for a three-year term expiring at the 2028 annual meeting	✓ **FOR ALL director nominees**
2.	Ratification of the selection of Ernst & Young LLP as the company's independent auditor for the fiscal year ending December 31, 2025	✓ **FOR**
3.	Approval, on an advisory basis, of the compensation of the company's named executive officers	✓ **FOR**

401(k) Plan participants. If you participate in a 401(k) plan sponsored by the company, including the Savings and Investment Pension Plan, the Voluntary Investment Pension Plan, or the Savings Plan for Certain Bargaining Employees, any shares held for your account in the Metallus Stock Fund of the plan will be voted by the trustee for the plan, Bank of America Merrill Lynch, according to confidential voting instructions provided by you. You may give your voting instructions to the plan trustee in any **ONE** of the three ways set forth above; however, your instructions must be received no later than 6 a.m. EDT on May 5, 2025. If you do not provide timely voting instructions, your shares will be voted by the plan trustee in the same proportion as it votes plan shares for which it did receive timely instructions (subject to applicable law).

Beneficial owners/nominee shares. If your shares are held by a broker, bank, or some other nominee, that entity will give you information on how you can vote your shares. As the beneficial owner, you have the right to direct your broker, bank or nominee how to vote. Your broker, bank or nominee will provide you with a voting instruction card or some other means for you to use in directing the broker, bank or nominee regarding how to vote your shares. If you do not provide the broker, bank or other nominee with your voting instructions, the broker, bank or other nominee will determine if it has the discretionary authority to vote on the particular matter. Under applicable New York Stock Exchange rules, brokers have the discretion to vote only on any matters deemed by the New York Stock Exchange to be routine, such as the ratification of the selection of the company's independent auditor (Proposal 2 in this proxy statement). All other matters identified above (Proposals 1 and 3 in this proxy statement) are not considered to be routine matters and your broker will not have discretion to vote on those matters. If you do not provide voting instructions to your broker, your shares will not be voted on any matter for which your broker does not have discretionary authority. When the broker does not vote on a proposal because it is a non-routine item and the broker's customer has not provided voting instructions, this is referred to as a "broker non-vote."

"In-person" voting. Shareholders who attend the annual meeting "virtually" over the internet may vote during the annual meeting by clicking on the 'Shareholder Ballot' link located under the 'Meeting Links' section of the virtual meeting website. Any shareholder who wants to attend Metallus' virtual annual meeting must register to participate no later than 10 a.m. EDT on May 6, 2025. For additional information and instructions regarding registration procedures for both registered and beneficial shareholders, please see "Additional information" in the "Notice of annual meeting of shareholders" included with this proxy statement.

May I change my vote?

If you are a registered holder, you may change your vote after you submit your proxy by:

- sending a written notice addressed to the secretary of the company and received prior to the close of business on May 6, 2025, stating that you want to revoke your proxy;

- submitting another completed proxy card to Corporate Election Services that is received by 6 a.m. EDT on May 7, 2025, that has a later date than the previously submitted proxy card;

- entering later-dated telephone or internet voting instructions prior to 6 a.m. EDT on May 7, 2025, which will automatically revoke the earlier proxy; or

- attending the annual meeting "virtually" over the internet and voting during the annual meeting. The mere presence of a shareholder at the meeting will not automatically revoke any proxy previously given.

If you are a 401(k) participant or a beneficial owner, you should follow the instructions provided by the trustee for the plan or your broker, bank or other nominee, as applicable.

Who counts the votes?

Corporate Election Services will be responsible for tabulating the results of shareholder voting. CES will submit a total vote only, keeping all individual votes confidential. A representative of CES will serve as the inspector of election for the 2025 annual meeting of shareholders.

What is a "quorum"?

A quorum is necessary to hold a valid meeting of shareholders. A quorum exists if the holders of record of shares entitled to exercise not less than 50% of the voting power of the company in respect of any one of the purposes for which the meeting is called are present in person (online) or by proxy. If you vote – including by internet, telephone, or proxy card – your shares will be counted toward the quorum for the annual meeting. Withhold votes for election of directors, proxies marked as abstentions, and broker non-votes also are treated as present for purposes of determining a quorum.

What vote is necessary to pass the items of business at the annual meeting?

If a quorum is present at the annual meeting, the four nominees for election as directors will be elected if they receive a plurality of the votes cast (meaning that the four director nominees who receive the highest number of shares voted for their election are elected). If you vote, your shares will be voted for election of all of the Board's director nominees unless you give instructions to "withhold" your vote for one or more of the nominees. Withhold votes and broker non-votes will not count either in favor of or against the election of a nominee. However, pursuant to the majority voting policy of the Board of Directors, any director who receives a greater number of "withhold" votes than votes "for" his or her election in an uncontested election will be required to submit his or her resignation to the Board of Directors promptly after the certification of the election results. See "Proposal 1 – Election of Directors" for additional information.

The affirmative vote of a majority of the votes cast on the proposal is required for Proposal 2, ratification of the selection of Ernst & Young LLP as the company's independent auditor. In determining whether this proposal has received the affirmative vote of a majority of the votes cast on the proposal, abstentions and broker non-votes are not considered votes cast and, therefore, will not count either in favor of or against the proposal.

The shareholder vote on Proposal 3, approval of the compensation of the company's named executive officers, is advisory in nature and therefore not binding on the company. Although the approval of named executive officer compensation is an advisory vote, the Board of Directors and the Compensation Committee will consider the affirmative vote of a majority of the votes cast on this proposal as approval of the compensation paid to the company's named executive officers. Abstentions and broker non-votes are not considered votes cast and, therefore, will not count either in favor of or against the proposal.

How will voting on any other business be conducted?

The company does not know of any business or proposals to be considered at the annual meeting other than the items described in this proxy statement. If any other business is properly brought before the meeting, the properly submitted proxies received from you and other shareholders give the persons voting the proxies the authority to vote on the matter according to their judgment.

Who is soliciting proxies?

The enclosed proxy is being solicited by the Board of Directors of the company, and the company will pay the cost of the solicitation.

We have retained Innisfree M&A Incorporated to assist in the solicitation of proxies for a fee of $17,500, plus reasonable out-of-pocket expenses. Solicitations may be made by any means of communication. It is anticipated that the solicitations will consist primarily of requests to brokers, banks, trustees, nominees and fiduciaries to forward the soliciting material to the beneficial owners of shares held of record by those persons. The company will reimburse brokers and other persons holding shares for others for their reasonable expenses in sending soliciting material to the beneficial owners.

In addition, certain officers and other employees of the company may, without extra remuneration, solicit the return of proxies. Solicitations may be made by any means of communication, including by telephone, letter, personal visit, electronic mail or other electronic means.

When are shareholder proposals due for the next annual meeting?

We must receive by November 20, 2025, any proposal of our shareholders intended to be presented at the 2026 annual meeting of shareholders and to be included in our proxy materials related to the 2026 annual meeting of shareholders pursuant to Rule 14a-8 under the Exchange Act. Such proposals should be submitted to our principal executive offices by certified mail, return receipt requested, c/o Metallus Inc., Attn: Secretary, 1835 Dueber Ave. S.W., Canton, Ohio 44706.

A shareholder submitting a proposal or director nominee outside the processes of Rule 14a-8 in connection with the 2026 annual meeting of shareholders ("Non-Rule 14a-8 Proposals") must submit written notice of such proposal or nominee in accordance with Article I, Sections 12 or 13, as applicable, and 14 of our Code of Regulations. In general, to be timely, a shareholder's notice must be delivered to or mailed and received by our secretary at our principal executive offices not less than 90 nor more than 120 days prior to the first anniversary of the date on which the company held the preceding year's annual meeting of shareholders. To be considered timely, we must receive any Non-Rule 14a-8 Proposals for the 2026 annual meeting of shareholders no earlier than January 7, 2026 and no later than February 6, 2026. If the date of the 2026 annual meeting of shareholders is scheduled for a date more than 30 days prior to or more than 30 days after the first anniversary of the 2025 annual meeting of shareholders, then a shareholder's notice must be delivered to our secretary at our principal executive offices not later than the close of business on the later of the 90th day prior to the 2026 annual meeting of shareholders or the 10th day following the day on which public announcement of the date of the 2026 annual meeting of shareholders is first made. Our proxy related to the 2026 annual meeting of shareholders will give discretionary authority to the proxy holders to vote with respect to all Non-Rule 14a-8 Proposals received by us after February 6, 2026.

In addition to satisfying the foregoing requirements under our Code of Regulations, to comply with the universal proxy rules, shareholders who intend to solicit proxies in support of director nominees other than our nominees must provide notice that sets forth any additional information required by Rule 14a-19 under the Exchange Act no later than March 9, 2026. Such notice may be mailed to the Corporate Secretary at the address above.

How can a shareholder or other interested party communicate with the Board of Directors?

Shareholders or interested parties may send communications to the Board of Directors, to any standing committee of the Board, or to any director, in writing c/o Metallus Inc., Attn: Secretary, 1835 Dueber Ave.

S.W., Canton, Ohio 44706. Shareholders or interested parties also may submit questions, concerns or reports of misconduct through the Metallus HelpLine at 1-855-754-2921 (anonymously, if so desired). Communications received may be reviewed by the office of the General Counsel to ensure appropriate and careful consideration of the matter.

Delinquent Section 16(a) reports

Section 16(a) of the Exchange Act requires our executive officers and directors, and persons who own more than 10% of our common shares, to file reports of ownership and changes in ownership with the SEC. We are required to disclose any failure by any of the above-mentioned persons to file timely Section 16 reports. Based solely upon our review of reports filed with the SEC and written representations that no other forms were required to be filed, we are not aware of any instances of noncompliance, or late compliance, with Section 16 filings during the year ended December 31, 2024 by our executive officers, directors or 10% shareholders.

General information

The SEC permits companies to send a single set of annual disclosure documents to any household at which two or more shareholders reside, unless contrary instructions have been received, but only if the companies provide advance notice and follow certain procedures. In such cases, such shareholders continue to receive a separate notice of the meeting and proxy card. This "householding" process reduces the volume of duplicate information and reduces printing and mailing expenses. Metallus has not instituted householding for shareholders of record; however, a number of brokerage firms may have instituted householding for beneficial owners of our common shares held through such brokerage firms. If your family has multiple accounts holding common shares, you already may have received a householding notification from your broker. Please contact your broker directly if you have any questions or require additional copies of the annual disclosure documents. The broker will arrange for delivery of a separate copy of this proxy statement or our Annual Report on Form 10-K for the year ended December 31, 2024, promptly upon your request. You may decide at any time to revoke your decision to household and thereby receive multiple copies.

 **Unless you specify otherwise in your voting instructions, the proxy holders will vote properly submitted proxies FOR ALL of the nominees named in Proposal 1, and FOR Proposals 2 and 3.**

Appendix A
Non-GAAP financial measures

This proxy statement includes references to Adjusted EBITDA, which is a non-GAAP financial measure as defined by the Securities and Exchange Commission. Adjusted EBITDA is an important financial measure used in the management of the business, including decisions concerning the allocation of resources and assessment of performance. Management believes that reporting Adjusted EBITDA is useful to investors as this measure is representative of the company's performance and provides improved comparability of results.

Non-GAAP financial measures should be viewed as additions to, and not as alternatives for, Metallus' results prepared in accordance with GAAP. In addition, the non-GAAP measures Metallus uses may differ from non-GAAP measures used by other companies, and other companies may not define the non-GAAP measures Metallus uses in the same way. See the following table for a definition of the non-GAAP financial measure referred to above and a reconciliation of this non-GAAP financial measure to the most comparable GAAP financial measure.

Reconciliation of Earnings (Loss) Before Interest and Taxes (EBIT)[2], Adjusted EBIT[5], Earnings (Loss) Before Interest, Taxes, Depreciation and Amortization (EBITDA)[4] and Adjusted EBITDA[6] to GAAP Net Income (Loss):

This reconciliation is provided as additional relevant information about the company's performance. EBIT, Adjusted EBIT, EBITDA and Adjusted EBITDA are important financial measures used in the management of the business, including decisions concerning the allocation of resources and assessment of performance. Management believes that reporting EBIT, Adjusted EBIT, EBITDA and Adjusted EBITDA is useful to investors as these measures are representative of the company's performance. Management also believes that it is appropriate to compare GAAP net income (loss) to EBIT, Adjusted EBIT, EBITDA and Adjusted EBITDA.

	Year Ended December 31,		
(Dollars in millions) (Unaudited)	**2024**	**2023**	**2022**
Net income (loss)	**$ 1.3**	$69.4	$ 65.1
Net Income Margin [1]	**0.1%**	45.1%	4.9%
Provision (benefit) for income taxes	**3.3**	27.0	32.0
Interest (income) expense, net	**(9.6)**	(7.1)	0.6
Earnings Before Interest and Taxes (EBIT) [2]	**$ (5.0)**	$ 89.3	$ 97.7
EBIT Margin [2]	**(0.5%)**	6.6%	7.3%
Depreciation and amortization	**54.1**	56.9	58.3
Amortization of cloud-computing costs [3]	**0.6**	—	—
Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA) [4]	**$49.7**	$146.2	$156.0
EBITDA Margin [4]	**4.6%**	10.7%	11.7%
Adjustments:			
Restructuring charges	**—**	—	0.8
Accelerated depreciation and amortization (EBIT only)	**—**	0.7	—
(Gain) loss from remeasurement of benefit plans	**10.3**	40.6	(35.4)
Loss on extinguishment of debt	**9.4**	11.4	43.1
Business transformation costs [7]	**2.0**	0.7	1.6
IT transformation costs [8]	**5.1**	4.3	4.2
Sales and use tax refund	**—**	(1.4)	—
Rebranding costs [9]	**0.6**	1.0	—
Insurance recoveries [10]	**—**	(31.3)	—
(Gain) loss on sale or disposal of assets, net	**0.6**	(2.5)	1.9
Adjusted EBIT [5]	**$23.0**	$112.8	$113.9
Adjusted EBIT Margin [5]	**2.1%**	8.3%	8.6%
Adjusted EBITDA [6]	**$77.7**	$169.0	$172.2
Adjusted EBITDA Margin [6]	**7.2%**	12.4%	12.9%

[1] Net Income Margin is defined as net income (loss) as a percentage of net sales.

[2] EBIT is defined as net income (loss) before interest (income) expense, net and income taxes. EBIT Margin is EBIT as a percentage of net sales.

[3] Amortization of cloud computing software costs consists of expense recognized in Selling, General, and Administrative expense resulting from amortization of capitalized implementation costs for cloud computing IT systems. This expense is not included in depreciation and amortization.

[4] EBITDA is defined as net income (loss) before interest (income) expense, net, income taxes, depreciation and amortization, including cloud-computing costs. EBITDA Margin is EBITDA as a percentage of net sales.

[5] Adjusted EBIT is defined as EBIT excluding, as applicable, adjustments listed in the table above. Adjusted EBIT Margin is Adjusted EBIT as a percentage of net sales.

[6] Adjusted EBITDA is defined as EBITDA excluding, as applicable, adjustments listed in the table above. Adjusted EBITDA Margin is Adjusted EBITDA as a percentage of net sales.

[7] Business transformation costs consist of professional service fees associated with the evaluation of certain strategic opportunities, with a focus on targeted growth to diversify the company's end market and product portfolio through acquisitions.

[8] The company is undergoing a multi-year IT transformation initiative intended to streamline and modernize legacy IT systems while also reducing operating costs, increasing information security and positioning us to take advantage of market opportunities. IT transformation costs were primarily related to professional service fees not eligible for capitalization and are primarily related to project planning and third-party implementation services.

[9] Rebranding costs consist primarily of professional service fees associated with the company's name change to Metallus Inc., announced during the first quarter of 2024.

[10] During the second half of 2022, the Faircrest melt shop experienced unplanned operational downtime. Metallus recognized an insurance recovery of $31.3 million related to the unplanned downtime in 2023, of which $11.3 million was received during 2023 and $20.0 million was received in the first quarter of 2024.

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2024 OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____ to _____.
Commission file number: 1-36313

METALLUS

METALLUS INC.
(Exact name of registrant as specified in its charter)

Ohio	**46-4024951**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
1835 Dueber Avenue SW, Canton, OH	**44706**
(Address of principal executive offices)	(Zip Code)

330.471.7000 (Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Securities Exchange Act of 1934:

Title of each class	Trading symbol	Name of exchange in which registered
Common shares	MTUS	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes ☐   No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act.   Yes ☐   No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this Chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).   Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial reporting accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C.7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).   Yes ☐   No ☒

As of June 30, 2024, the aggregate market value of the registrant's common stock held by non-affiliates was $852,555,470 based on the closing sale price as reported on the New York Stock Exchange for that date.

Indicate the number of shares outstanding of each of the issuer's classes of common stock, as of the latest practicable date.

Class	Outstanding at February 17, 2025
Common Shares, without par value	42,116,424

DOCUMENTS INCORPORATED BY REFERENCE

Document	Parts Into Which Incorporated
Proxy Statement for the 2025 Annual Meeting of Shareholders	Part III

Metallus Inc.
Table of Contents

Part I.

Item 1. Business

Overview

Metallus Inc., formerly known as TimkenSteel Corporation, ("we", "us", "our", the "Company" or "Metallus") was incorporated in Ohio on October 24, 2013, and became an independent, publicly traded company as the result of a spinoff from The Timken Company ("Timken") on June 30, 2014. In the spinoff, Timken transferred to us all of the assets and generally all of the liabilities related to Timken's steel business. On February 26, 2024, the Company changed its name to Metallus Inc.

We manufacture alloy steel, as well as carbon and micro-alloy steel, using electric arc furnace ("EAF") technology. Our portfolio includes special bar quality ("SBQ") bars, seamless mechanical tubing ("tubes"), manufactured components such as precision steel components, and billets. Additionally, we manage raw material recycling programs, which are used internally as a feeder system for our melt operations and allow us to sell scrap not used in our operations to third parties. Our products and solutions are used in a diverse range of demanding applications in the following end-markets: industrial; automotive; aerospace & defense; and energy.

SBQ steel is made to restrictive chemical compositions and high internal purity levels and is used in critical mechanical applications. We make these products from nearly 100% recycled steel, using our expertise in raw materials to create high-quality specialty metal products. We focus on creating tailored products for our respective end-markets. Our engineers are experts in both materials and applications, so we can work closely with each customer to deliver flexible solutions related to our products as well as to their applications and supply chains.

The SBQ bar, tube, and billet production processes take place at our Canton, Ohio manufacturing location. This location accounts for all of the SBQ bars, seamless mechanical tubes and billets we produce and includes three manufacturing facilities: the Faircrest, Harrison, and Gambrinus facilities. Our production of manufactured components takes place at two downstream manufacturing facilities: Tryon Peak (Columbus, North Carolina) and St. Clair (Eaton, Ohio). Many of the production processes are integrated, and the manufacturing facilities produce products that are sold in all of our end-markets. As a result, investments in our facilities and resource allocation decisions affecting our operations are designed to benefit the overall business, not any specific aspect of the business.

Our annual melt capacity is approximately 1.2 million tons and our shipment capacity is approximately 0.9 million tons.

Operating Segments

We conduct our business activities and report financial results as one business segment. The presentation of financial results as one reportable segment is consistent with the way we operate our business and is consistent with the manner in which the Chief Operating Decision Maker ("CODM") evaluates performance and makes resource and operating decisions for the business as described above. Furthermore, the Company notes that monitoring financial results as one reportable segment helps the CODM manage costs on a consolidated basis, consistent with the integrated nature of our operations.

Industry Segments and Geographical Financial Information

Information required by this Item is incorporated herein by reference to "Note 3 - Segment Information" in the Notes to the Consolidated Financial Statements.

Strengths and Strategy

Our customers are at the core of everything we do, from how we make our strong, sustainable steel to the markets we serve. We bring to every project a greater understanding of metallurgy and the critical elements required for a quality product. We prioritize collaboration with our customers to ensure that the solutions we deliver meet their specifications and expectations. From design to delivery, and beyond, our knowledgeable customer service team supports the entire project lifecycle to keep our customers informed and preserve lasting partnerships.

Special bar quality (SBQ) steel is our niche, and our capabilities extend into tubing and manufactured components. Our customers benefit from our expertise; over 70% of our sales representatives, account managers, and technical service team members have engineering backgrounds. We apply this knowledge through product design and investments in our manufacturing capabilities. We provide tailored solutions for our customers built on a technical foundation through our:

- Knowledgeable, experienced, and attentive management and technical teams.

- Trusted, lasting partnerships with customers across diverse end markets.

- Leadership position in differentiated markets with a legacy of providing critical applications.

Major Customers

We sell products and services that are used in a range of demanding applications around the world. We have approximately 330 diverse customers in the following end-markets: industrial; automotive; aerospace & defense; and energy. For the year ended December 31, 2024, one customer individually comprised greater than 10% of net sales. This customer represented 11.2% of net sales. No other customer accounted for more than 10% of net sales during the year ended December 31, 2024.

Products

We believe we produce some of the cleanest, highest performing alloy air-melted steels in the world for our customers' most demanding applications. We leverage our technical knowledge, development expertise and production and engineering capabilities across all of our products and end-markets to deliver high-performance products to our customers.

SBQ Steel Bar, Seamless Mechanical Steel Tubes, and Billets. Our focus is on alloy steel, although in total we manufacture more than 500 grades of high-performance alloy, carbon, and micro-alloy steel, sold as bars, tubes and billets. These products are custom-made in a variety of chemistries, lengths and finishes. Our metallurgical expertise and what we believe to be unique operational capabilities drive high-value solutions for industrial, automotive, aerospace & defense and energy customers. Our specialty metals are featured in a wide variety of end products including: gears; hubs; axles; crankshafts and motor shafts; oil country drill pipe; bits and collars; bearing races and rolling elements; bushings; fuel injectors; wind energy shafts; anti-friction bearings; artillery and mortar bodies; and other demanding applications where mechanical power transmission is critical to the end customer.

Manufactured Components. In addition to our customized steels, we also make precision components that provide us with the opportunity to further expand our market for bar and tube products and capture additional sales. These products provide customers, especially those in the automotive end-market, with ready-to-finish components that simplify vendor management, streamline supply chains and often cost less than other alternatives. We also produce products and provide supply chain solutions for the industrial, aerospace & defense and energy end-markets.

Sales and Distribution

Our sales force is made up largely of engineers that are backed by a team of metallurgists and other technical experts. While most of our products are sold directly to original equipment ("OE") manufacturers, a portion of our sales are made through authorized distributors and steel service centers, representing approximately 18% of net sales during 2024. The majority of our customers are served through individually negotiated price agreements.

Competition

The steel industry, both domestically and globally, is highly competitive and is expected to remain so. Maintaining high standards of asset reliability, product quality and customer service, while keeping production costs competitive, is essential to our ability to compete with domestic and foreign manufacturers of alloy steel and mechanical components. For bar products less than 6-inch in diameter, the primary competitor is foreign-owned domestic producer Gerdau Special Steel North America (a unit of Brazilian steelmaker Gerdau, S.A). For bar products up to 9-inch in diameter, domestic producers Steel Dynamics, Inc. and Nucor Corporation (in some cases up to 10-inch) are our principal competitors. For very large bars from 10 to 16 inches in diameter, offshore producers as well as specialty forging companies in North America such as Scot Forge and Frisa are the primary competitors. For seamless mechanical tubing, offshore producers such as Tenaris, S.A., Vallourec, S.A. and TMK Group are our primary competitors, as well as the foreign-owned domestic producer ArcelorMittal Tubular Products (a unit of Luxembourg-based ArcelorMittal, S.A.). We also provide unique manufactured steel products and supply chain solutions to our customers in the industrial, automotive, aerospace & defense and energy end-markets. Manufactured component competitors include both integrated and non-integrated component producers.

Lead Time

The lead time for our products varies based on product type and specifications. As of the date of this filing, lead times for bar and tube products currently extend to May 2025.

Raw Materials

The principal raw materials that we use to manufacture steel are recycled scrap metal, chrome, nickel, molybdenum oxide, vanadium and other alloy materials. Raw materials comprise a significant portion of the steelmaking cost structure and are subject to price and availability changes due to global demand fluctuations and local supply limitations. Proper selection and management of raw materials can have a significant impact on procurement cost, steelmaking energy costs, mill productivity and ability to adapt to supply chain constraints. In addition to accessing scrap and alloys through the open market, we have established a scrap return supply chain with many of our customers. This part of our business leverages our knowledge of the raw material supply industry and an extensive network of relationships that result in steady, reliable supply from our raw material sources.

In the ordinary course of business, we are exposed to the volatility of the costs of our raw materials. For example, the impact of global conflicts could exacerbate inflationary pressures throughout the global economy and lead to potential market disruptions, such as significant volatility in commodity prices and supply chain disruptions. Although our business has not been materially impacted by current conflicts to date, it is difficult to predict the extent to which our operations, or those of our suppliers, will be impacted in the future.

Whenever possible, we manage our exposure to commodity risks primarily through the use of supplier pricing agreements that enable us to establish the purchase prices for certain inputs that are used in our manufacturing process. We also utilize a raw material and natural gas surcharge mechanism when pricing products to our customers.

There are two components of our raw material surcharge. One component is related to the scrap metal content in our finished product and is based on the published No. 1 busheling scrap index. The other component is related to alloy material content in our finished product and is based on published prices for nickel, molybdenum, vanadium, chrome, and manganese. The energy surcharge is only applicable when the price of natural gas exceeds a certain dollar amount per MMBtu or when the price of electricity exceeds a certain amount per MWH.

Our surcharge mechanisms are designed to mitigate the impact of increases or decreases in raw material costs, although generally with a lag effect. This timing effect can result in raw material spread whereby costs can be over- or under-recovered in certain periods. While the surcharge generally protects gross profit, it has the effect of diluting gross margin as a percent of sales.

Defense Contract

On February 27, 2024, the Company entered an agreement with the United States Army ("U.S. Army"). The agreement provides for $99.75 million in funding to support the U.S. Army's mission of increasing munitions production for national security in the upcoming years. The agreement supports the commissioning of two major assets: a continuous bloom reheat furnace and a roller hearth heat treat furnace. For the year ended December 31, 2024, the Company received $53.5 million in funding related to this agreement and recorded the funding as a current liability on the Consolidated Balance Sheets and as investing within the Consolidated Cash Flows. There was $8.0 million in capital spending related to assets associated with this agreement in 2024.

For further details, refer to "Note 2 - Significant Accounting Policies" in the Notes to the Consolidated Financial Statements.

Faircrest Melt Shop Unplanned Downtime

During the second half of 2022, the Faircrest melt shop experienced unplanned operational downtime. The company recognized insurance recoveries of $34.5 million in 2022 and $31.3 million in 2023 related to the unplanned downtime. The 2022 insurance claims were closed in the first quarter of 2024.

For further information related to previous insurance recoveries, refer to "Note 5 - Other (Income) Expense, net" in the Notes to the Consolidated Financial Statements for additional information.

Environmental Matters and Governmental Regulations

We consider compliance with environmental regulations and environmental sustainability a key strategic focus area and integral to our responsibility as a good corporate citizen. All our domestic steel making and processing operations, and our water treatment plant, have obtained and maintain ISO 14001 certification.

We believe we have established appropriate reserves to cover our environmental expenses. We have a well-established environmental compliance audit program that measures performance against applicable laws as well as against internal standards that have been established for all facilities.

We have been identified as a potentially responsible party under the Clean Air Act ("CAA"), Clean Water Act ("CWA"), Toxic Substances Control Act ("TSCA"), the Resource Conservation and Recovery Act ("RCRA"), as well as other laws. We continue to monitor regulations relevant to our Company to ensure we remain compliant. This includes, but is not limited to, regulations such as the CAA, CWA, TSCA, and the RCRA.

Additionally, we continue to monitor any future carbon regulation. To date, the U.S. Congress has not legislated carbon constraints on businesses. It is difficult to predict the possible effect of compliance with future requirements that differ from existing ones both domestically and internationally.

From time to time, we may be a party to lawsuits, claims or other proceedings related to environmental matters and/or receive notices of potential violations of environmental laws and regulations from the EPA and similar state or local authorities. We recorded reserves for such environmental matters of $0.4 million and $0.6 million as of December 31, 2024 and 2023, respectively. Accruals related to such environmental matters represent management's best estimate of the fees and costs associated with these matters. Although it is not possible to predict with certainty the outcome of such matters, management believes the ultimate disposition of these matters should not have a material adverse effect on our consolidated financial position, results of operations or cash flows.

Legal Proceedings

Information required by this section is incorporated herein by reference to "Item 3. Legal Proceedings."

Patents, Trademarks and Licenses

While we own a number of U.S. and foreign patents, trademarks, licenses and copyrights, none are material to our products and production processes.

Governance and Environmental Stewardship

Metallus is committed to promoting the long-term interests of shareholders and building public trust through good governance practices. We are committed to operating in accordance with the highest standards of ethics and integrity, and maintaining robust programs focused on compliance. To ensure effective and responsive governance, we regularly review and update our policies and procedures and the charters for our Board committees, and regularly evaluate director skills, qualifications, and experience.

The Metallus Code of Conduct sets forth policies covering a broad range of subjects, including antitrust and competition, corruption and bribery, conflicts of interest, inside information, accurate financial records, harassment, environmental, health and safety and intellectual property, among other matters, and requires strict adherence to laws and regulations applicable to the Company's business. We have also adopted insider trading policies and procedures that apply to all of the Company's directors, officers, and employees, as well as certain other designated individuals, to prevent the misuse of confidential information about the Company, as well as other companies with which we have a business relationship, and to promote compliance with all applicable securities laws. Among other things, the insider trading policies and procedures prohibits engaging in transactions in securities while in possession of material non-public information and disclosing to anyone any material, non-public information about a company. In addition, in accordance with our Supplier Code of Conduct, we seek to work with suppliers that share our core values. We are also committed to the protection and advancement of human rights, as further described below under "Human Capital – Commitment to Human Rights."

As part of our commitment to environmental stewardship, we work to mitigate our environmental impact and set attainable goals to drive continuous improvement. Our environmental efforts are focused on maintaining clean air, water, and land, while complying with environmental rules and regulations. Through the integration of material efficiency, conservation of energy, and responsible natural resource use, we aim to continually lessen our products' environmental impact. Innovation, collaboration and stakeholder engagement are embedded within our environmental programs. Our Board of Directors oversees our sustainability strategy, including receiving regular updates from senior leadership and reviewing sustainability-related risks and opportunities annually.

In October 2021, Metallus announced 2030 environmental goals – a critical milestone in the evolution of the Company's sustainability program.

We committed to the following 2030 environmental goals, compared with a 2018 baseline:

- 40% absolute reduction in combined Scope 1 and Scope 2 greenhouse gas emissions

- 30% absolute reduction in total energy consumption (direct and indirect)

- 35% absolute reduction in fresh water withdrawn

- 10% reduction in waste-to-landfill intensity

The Company's 2030 targets for greenhouse gas emissions, energy consumption and fresh water withdrawn are based on an absolute or total reduction in the amount of greenhouse gas emissions, energy consumption and fresh water withdrawn as compared to a 2018 baseline. In contrast, the Company's waste-to-landfill target is based on an intensity or percentage reduction of waste-to-landfill per ton of steel shipped as compared to a 2018 baseline. All 2030 targets are based on the Company's operating assets as of 2018 and do not account for any future inorganic growth or other expansion of its facilities or operating assets, for which an adjustment to the absolute reduction may be required. The Company selected 2018 as the baseline year as it aligns with the baseline used in the Company's Sustainability Accounting Standards Board (SASB) disclosure. Following the publication of steel sector guidance and standards in 2023 by the Global Steel Climate Council (GSCC), the Company has evaluated its existing goals and performance. In 2024, the Company became a member of GSCC, and the Company intends to submit a science-based target aligned with the GSCC's Steel Climate Standard for validation by an accredited third-party organization, which may result in refreshed environmental goals.

The Company's 2030 targets are supported by projects across the Company's manufacturing, supply chain and corporate operations and, in 2021, the indefinite idling of the Company's Harrison melt and casting assets contributed to the reduction in greenhouse gas emissions.

We have allocated approximately $3 million of capital expenditures per year through 2030 to achieve our long-term sustainability goals, including safety- and environmental-related projects. In 2024, actual capital expenditure spend was approximately $2.8 million related to these initiatives, which primarily related to safety projects.

Learn more about our governance and environmental stewardship on the Sustainability section of our website at **www.metallus.com**.

Human Capital

Employment

At December 31, 2024, we had approximately 1,880 employees, with approximately 62% of our employees covered under a collective bargaining agreement.

On October 29, 2021, the United Steelworkers ("USW") Local 1123 voted to ratify a new four-year contract (the "Contract"). The Contract, which is in effect until September 27, 2025, provides Metallus' Canton-based bargaining employees an increase to base wages every year, competitive healthcare and retirement benefits for all members, as well as a continued focus on employee wellbeing and safe and sustainable operations. The Contract covers approximately 1,170 bargaining employees at the Company's Canton, Ohio operations.

Health and safety

At Metallus, our core value of Safety First expresses our belief that the health and well-being of our fellow employees is essential to our ability to achieve our mission to be an industry-leading provider of

8

high-quality specialty metals and to deliver exceptional value for our customers, employees and investors. Building and maintaining a culture of safety empowers each of us as individuals, and collectively as a company, to successfully grow. Our commitment to safety is rooted in the recognition that our personal actions affect the safety and performance of others. This sense of responsibility drives engagement through increased awareness of the vital role each team member plays in promoting a safe work environment while maintaining our commitment to best-in-class quality in our processes and products.

We recognize the need for and are committed to improving the Company’s safety culture. Over the past few years, we introduced new safety training focused on the core elements of improving the safety culture and performance while helping to understand the direct impact human factors have on all of us. In 2024, we built on this foundation with additional training regarding human factors which positively influence safety, performance and reliability outcomes; hand safety practices; and training to prevent serious injuries or fatalities. We invested approximately $8 million in 2024 in company-wide safety training, equipment and improved safety processes in an effort to ensure we are creating a lasting culture of safety. We expect to invest approximately $5 million in 2025 to further expand these efforts. To reinforce the importance of operating safely and responsibly, a safety metric (comprised of both leading and lagging indicators) is included in our annual incentive compensation plan for all salaried employees.

Compensation and total rewards

We provide competitive compensation programs to help meet the needs of our employees. Our programs are designed to support the profitable growth of our business; attract, reward, and retain the talent we need to succeed; support the health and overall well-being of our employees; and reinforce a performance-based culture.

In addition to base compensation, we offer quarterly and annual incentive compensation, stock awards, and participation in various retirement plans. Our company also provides employer-sponsored health and wellness benefits to our employees.

Employee retention

We seek to retain the best people by providing them with opportunities to grow, build skills and be appreciated for their contributions as they work to serve our customers. Our vision and mission inform everything we do and our work is grounded in our core values, which represent the framework on which our culture is built.


VISION
Harnessing the enduring power of high-performance metals to make the world a better place.
MISSION
To be an industry-leading provider of high-quality specialty metal, manufactured components, and supply chain solutions and to deliver exceptional value to our customers, employees, and shareholders.
VALUES
Safety First
Customer Driven
Best-in-Class Quality
Innovative and Collaborative
Ethical and Responsible



OUR 3C2F CULTURE

COLLABORATE

FOLLOW-UP

CARE

COMMUNICATE

FOLLOW-THROUGH

Our employees are critical to our success and are the reason we are able to execute at a high level. We believe a continuous focus on company culture and employee engagement will help us provide high quality products to our customers. In 2024, we conducted semi-annual surveys to gather insight into the level of employee engagement at Metallus and other factors that contribute to a successful workplace. These surveys help to ensure we are continuously listening to our employees and measuring our progress. We regularly communicate with our employees regarding survey results and actions being taken in response.

We diligently track our employee retention and management regularly evaluates our employees' retention risk. For 2024, we ended the year with an overall voluntary turnover rate of approximately 6 percent, comprised of approximately 4 percent for salaried and approximately 8 percent for hourly employees. This compares to an overall voluntary turnover rate of approximately 9 percent in 2023 and 16 percent in 2022. The voluntary turnover rate in 2024 was significantly improved as compared to recent years and more in line with the Company's historical experience.

Employee training and development

At Metallus, we believe that our vision moves us forward and our people drive our success. That is why it is a core component of our strategy to invest in talent and leadership development at all levels of the company. We invest significant resources to develop talent with the right capabilities to deliver the growth and innovation needed to support our business strategy. In 2024, we continued and expanded upon many of the learning and development programs introduced since 2022 and aimed at developing leadership and other professional skills and capabilities. In 2024, we also continued to build our pipeline of skilled trades talent by expanding and improving our apprentice program. We offer an educational reimbursement program to assist employees with the cost of obtaining certain undergraduate or graduate degrees. Metallus encourages our employees to constantly learn and grow and has aligned our performance management system to support this focus on continuous learning and development.

Belonging and inclusion

At Metallus, we believe our people are our strongest assets. Creating an atmosphere that provides a sense of belonging and inclusion is fundamental to our strategic imperative to attract and retain top talent and provide equal opportunities for growth to all employees. We foster a culture that lends a variety of perspectives and expertise to our operations. We recognize that an inclusive, engaging culture has enabled us to deliver innovative solutions throughout the life of our business and is key to our continued business success. Within our organization, we maintain employee resource groups (ERGs) which further promote belonging and inclusion. We have an advisory council comprised of senior leaders in the company and the executive sponsors of our ERGs to advance and champion the Company's efforts to leverage our unique perspectives, backgrounds, and experiences to make a positive impact and promote unity within Metallus and our communities. In 2024, our ERGs continued to expand their programming and employee engagement with the support of the advisory council. Metallus is also proudly involved in several organizations that promote and foster belonging and inclusion in our community and industry.

Commitment to Human Rights

At Metallus, we are committed to the protection and advancement of human rights. We recognize our responsibility for the Company's culture and the impact our practices have on society as a whole. Being ethical and responsible at our core means that we believe in treating all people with dignity and respect, from our workplaces to our supply chain partners. As further detailed in our applicable policies, Metallus does not tolerate discrimination, harassment or disrespect of an individual for any reason, and we strictly forbid any form of child labor, forced labor or slavery, or human trafficking at any of our facilities or within our supply chain. Metallus' published supplier code of conduct outlines our expectations for suppliers in the areas of human rights, ethical business practices, responsible sourcing, environmental sustainability and information security. Our supplier code of conduct, along with standalone policies on human rights, child and forced labor, conflict minerals and human trafficking, can be found on the Sustainability page of our website at **www.metallus.com**. These policies, together with our Code of Conduct, include additional details regarding our commitment to human rights.

More information on Metallus' corporate responsibility can be found on the Sustainability page of our website at **www.metallus.com**.

Available Information

We use our Investor Relations website at http://investors.metallus.com, as a channel for routine distribution of important information, including news releases, analyst presentations and financial information. We post filings (including our annual, quarterly and current reports on Forms 10-K, 10-Q and 8-K, respectively; our proxy statements; and any amendments to those reports or statements) as soon as reasonably practicable after they are electronically filed with, or furnished to, the Securities and Exchange Commission ("SEC"). All such postings and filings are available on our website free of charge. In addition, our website allows investors and other interested persons to sign up to automatically receive e-mail alerts when we post news releases and financial information on our website. The SEC also maintains a website, www.sec.gov, which contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. The information contained on or accessible through, including any reports available on, our website, or on any other website referred to in this Annual Report on Form 10-K is not incorporated by reference into this Annual Report unless expressly noted.

Item 1A. Risk Factors

The following are certain risk factors that could affect our business, financial condition and results of operations. The risks that are highlighted below are not the only ones we face. You should carefully consider each of the following risks and all of the other information contained in this Annual Report on Form 10-K. Some of these risks relate principally to our business and the industry in which we operate, while others relate principally to our debt, the securities markets in general, and ownership of our common shares. If any of the following risks actually occur, our business, financial condition or results of operations could be negatively affected.

Risks Relating to Our Industry and Our Business

Competition in the steel industry, together with potential global overcapacity, could result in significant pricing pressure for our products.

Competition within the steel industry, both domestically and worldwide, is intense and is expected to remain so. The steel industry has historically been characterized by periods of excess global capacity and supply. Excess global capacity and supply has negatively affected and could continue to negatively affect domestic steel prices, which could adversely impact our results of operations and financial condition. High levels of steel imports into the U.S. could exacerbate a decrease in domestic steel prices.

Over the past several years, the United States government has implemented tariffs, duties, and quotas for certain steel products imported from a number of countries into the United States. Most recently, in February 2025, the Trump Administration implemented new tariffs and expanded existing tariffs under Section 232 of the Trade Expansion Act. As these tariffs, duties, and quotas expire or are further relaxed or repealed, it could result in substantial imports of foreign steel and create downward pressure on United States steel prices and the overall industry. This could have a material adverse effect on our operations and financial condition.

We are dependent on our key customers.

As a result of our dependence on our key customers, we could experience a material adverse effect on our business, financial condition and results of operations if any of the following, among other things, were to occur: (a) a loss of any key customer, or a material amount of business from such key customer; (b) the insolvency or bankruptcy of any key customer; (c) a declining market in which customers reduce orders; or (d) a strike or work stoppage at a key customer facility, which could affect both its suppliers and customers. For the year ended December 31, 2024, sales to our 10 largest customers accounted for approximately 50% of our net sales. Additionally, customers continue to demand stronger and lighter products, among other adaptations to traditional products. We may not be successful in meeting these technological challenges and there may be increased liability exposure connected with the supply of additional products and services.

Any change in the operation of our raw material surcharge mechanisms, a raw material market index or the availability or cost of raw materials could materially affect our revenues, earnings, and cash flows.

We require substantial amounts of raw materials, including scrap metal and alloys, to operate our business. The majority of our customer agreements contain surcharge pricing provisions that are designed to enable us to recover raw material cost increases. The surcharges are generally tied to a market index for that specific raw material. Historically, many raw material market indices have reflected significant fluctuations. Any change in a raw material market index could materially affect our revenues. Any change in the relationship between the market indices and our underlying costs could

12

materially affect our revenues, earnings, and cash flow. Additionally, fluctuation in the cost of certain alloys not covered by a raw material surcharge could materially affect our revenues, earnings, and cash flow.

We rely on third parties to supply certain raw materials that are critical to the manufacture of our products. Purchase prices and availability of these critical raw materials are subject to volatility. At any given time we may be unable to obtain an adequate supply of these critical raw materials on a timely basis, on acceptable price and other terms, or at all. If suppliers increase the price of critical raw materials, we may not have alternative sources of supply. In addition, to the extent we have quoted prices to customers and accepted customer orders or entered into agreements for products prior to purchasing necessary raw materials, we may be unable to raise the price of products to cover all or part of the increased cost of the raw materials.

The cost and availability of electricity and natural gas are also subject to volatile market conditions.

Steel producers like us consume large amounts of energy. We rely on third parties for the supply of energy resources we consume in our steelmaking activities. The prices for and availability of electricity, natural gas, oil and other energy resources are also subject to volatile market conditions, often affected by weather conditions as well as political and economic factors beyond our control. Any increase in the prices for electricity, natural gas, oil and other energy resources not protected by energy surcharge mechanisms could materially affect our costs and therefore our earnings and cash flows.

As a large consumer of electricity and gas, we must have dependable delivery in order to operate. Accordingly, we are at risk in the event of an energy disruption. Prolonged black-outs or brown-outs or disruptions caused by natural disasters or governmental action would substantially disrupt our production.

Moreover, many of our finished steel products are delivered by truck. Unforeseen fluctuations in the price of fuel would also have a negative impact on our costs or on the costs of many of our customers.

In addition, changes in certain environmental laws and regulations, including those that may impose output limitations or higher costs associated with climate change or greenhouse gas emissions, could substantially increase the cost of manufacturing and raw materials, such as energy, to us and other U.S. steel producers.

Unexpected equipment failures or other disruptions of our operations may increase our costs and reduce our sales and earnings due to production curtailments or shutdowns.

Interruptions in production capabilities would likely increase our production costs and reduce sales and earnings for the affected period. In addition to equipment failures, our facilities and information technology systems are also subject to the risk of catastrophic loss due to unanticipated events such as fires, explosions or violent weather conditions. Our manufacturing processes are dependent upon critical pieces of equipment for which there may be only limited or no production alternatives, such as furnaces, continuous casters and rolling equipment, as well as electrical equipment, such as transformers, and this equipment may, on occasion, be out of service as a result of unanticipated failures. In the future, we may experience material plant shutdowns or periods of reduced production as a result of these types of equipment failures, which could cause us to lose or prevent us from taking advantage of various business opportunities or prevent us from responding to competitive pressures. There can be no assurance that our insurance coverage for these types of events will be adequate or continue to be available on terms acceptable to us.

Our operating results depend in part on continued successful research, development and marketing of products and services.

The success of products and services depends on their initial and continued acceptance by our customers. Our business is affected, to varying degrees, by technological change and corresponding shifts in customer demand, which could result in unpredictable product transitions or shortened life cycles. We may experience difficulties or delays in the research, development, production, or marketing of products and services that may prevent us from recouping or realizing a return on the investments required to bring products and services to market.

New technologies in the steel industry may: (a) improve cost competitiveness; (b) increase production capabilities; or (c) improve operational efficiency compared to our current production methods. However, we may not have sufficient capital to invest in such technologies or to make certain capital improvements, and may, from time to time, incur cost over-runs and difficulties adapting and fully integrating these technologies or capital improvements into our existing operations. We may also encounter control or production restrictions, or not realize the cost benefit from such capital-intensive technology adaptations or capital improvements to our current production processes.

We are subject to extensive environmental, health and safety laws and regulations, which impose substantial costs and limitations on our operations. Future environmental, health and safety compliance may include additional requirements related to sustainability, climate change, and greenhouse gas emissions, and be more costly than we expect.

We are subject to extensive federal, state, and local environmental, health and safety laws and regulations concerning matters such as worker health and safety, air emissions, wastewater discharges, hazardous material and solid and hazardous waste use, generation, handling, treatment and disposal and the investigation and remediation of contamination. We are subject to the risk of substantial liability and limitations on our operations due to such laws and regulations. The risks of substantial costs and liabilities related to compliance with these laws and regulations, which tend to become more stringent over time, are an inherent part of our business, and future conditions may develop, arise or be discovered that create substantial environmental compliance or remediation or other liabilities and costs.

Compliance with environmental, health and safety legislation and regulatory requirements may prove to be more limiting and costly than we anticipate. To date, we have committed significant expenditures in our efforts to achieve and maintain compliance with these requirements, and we expect that we will continue to make these expenditures related to such compliance in the future. From time to time, we may be subject to legal proceedings brought by private parties or governmental authorities with respect to environmental matters, including matters involving alleged contamination, property damage or personal injury. New laws and regulations, including those that may relate to emissions of greenhouse gases, stricter enforcement of existing laws and regulations, the discovery of previously unknown contamination or the imposition of new clean-up requirements, could require us to incur costs or become the basis for new or increased liabilities that could have a material adverse effect on our business, financial condition or results of operations.

We may also see an increase in costs relating to our steelmaking assets that emit relatively significant amounts of greenhouse gases as a result of new and existing legal and regulatory initiatives related to climate change. The United States government and various government agencies have introduced or are considering regulatory changes in response to climate change, including regulations aimed at reducing greenhouse gases through emissions standards, renewable energy targets, carbon emission pricing, and similar initiatives, and requiring heightened environmental monitoring and disclosures. These initiatives aimed at reducing greenhouse gas emissions may impact our operations directly or through our suppliers or customers, including increased environmental reporting, emissions control, capital equipment, energy, and other costs to comply. Any future climate change and greenhouse gas regulations could negatively impact our ability (and that of our customers and suppliers) to compete with companies situated in areas not subject to such regulations. Until the timing, scope and extent of any future legal and regulatory initiatives become known, we cannot predict the effect on our business, financial condition or results of operations.

While we are taking steps to significantly reduce our greenhouse gas emissions, there is no guarantee that we will be able to achieve our goals. Additionally, any costs related to the reduction of greenhouse gas emissions may be higher than we anticipated.

Product liability, warranty and product quality claims could adversely affect our operating results.

We produce high-performance carbon and alloy steel, sold as bars, tubes and billets in a variety of chemistries, lengths and finishes designed for our customers' demanding applications. Failure of the materials that are included in our customers' applications could give rise to product liability or warranty claims. If we fail to meet a customer's specifications for its products, we may be subject to product quality costs and claims. A successful warranty or product liability claim against us could have a material adverse effect on our business, financial condition and results of operations.

Work stoppages or similar difficulties could significantly disrupt our operations, reduce our revenues and materially affect our earnings.

A work stoppage at one or more of our facilities could have a material adverse effect on our business, financial condition and results of operations. As of December 31, 2024, approximately 60% of our employees were covered under a collective bargaining agreement that expires in September 2025. Any failure to negotiate and conclude a new collective bargaining agreement with the union when the existing agreement expires could cause work interruptions or stoppages. Also, if one or more of our customers were to experience a work stoppage, that customer may halt or limit purchases of our products, which could have a material adverse effect on our business, financial condition and results of operations.

A significant portion of our manufacturing facilities are located in Stark County, Ohio, which increases the risk of a significant disruption to our business as a result of unforeseeable developments in this geographic area.

It is possible that we could experience prolonged periods of reduced production due to unforeseen catastrophic events occurring in or around our manufacturing facilities in Stark County, Ohio. As a result, we may be unable to shift manufacturing capabilities to alternate locations, accept materials from suppliers, meet customer shipment deadlines or address other significant issues, any of which could have a material adverse effect on our business, financial condition or results of operations.

We have significant pension and retiree health care costs, as well as future cash contribution requirements, which may negatively affect our results of operations and cash flows.

We maintain retiree health care and defined benefit pension plans covering many of our domestic employees and former employees upon their retirement. These benefit plans have significant liabilities that are not fully funded, which will require additional cash funding in future years. Minimum contributions to domestic qualified pension plans are regulated under the Employee Retirement Income Security Act of 1974 ("ERISA") and the Pension Protection Act of 2006 ("PPA").

The level of cash funding for our defined benefit pension plans in future years depends upon various factors, including voluntary contributions that we may make, future pension plan asset performance, actual interest rates, union negotiated benefit changes, future government regulations, and other factors, many of which are not within our control. In addition, assets held by the trusts for our pension plan and our trust for retiree health care and life insurance benefits are subject to the risks, uncertainties and variability of the financial markets. See "Note 12 - Retirement and Postretirement Plans" in the Notes to the Consolidated Financial Statements for a discussion of assumptions and further information associated with these benefit plans.

Our business is capital-intensive, and if there are downturns in the industries we serve, we may be forced to significantly curtail or suspend operations with respect to those industries, which could result in our recording asset impairment charges or taking other measures that may adversely affect our results of operations and profitability.

Our business operations are capital-intensive. If there are downturns in the industries we serve, we may be forced to significantly curtail or suspend our operations with respect to those industries, including laying-off employees, recording asset impairment charges and other measures. In addition, we may not realize the benefits or expected returns from announced plans, programs, initiatives and capital investments. Any of these events could adversely affect our results of operations and profitability.

We may incur restructuring and impairment charges that could materially affect our profitability.

Changes in business or economic conditions, or our business strategy, may result in actions that require us to incur restructuring and impairment charges in the future, which could have a material adverse effect on our earnings.

We may not be able to execute successfully on our strategic imperatives or achieve the intended results.

Our strategic imperatives are centered around people, profitability, process improvement, business development, and sustainability. These focus areas are intended to drive sustainable through-cycle profitability while maintaining a strong balance sheet and cash flow. If we are unsuccessful in executing on our strategic imperatives, it could negatively impact profitability and liquidity, requiring us to alter our strategy.

Expectations relating to environmental, social and governance ("ESG") matters and/or our reporting of such matters could expose us to potential liabilities, increased costs, reputational harm and other negative impacts on our business.

There is an increasing focus from investors, customers, employees, and other stakeholders concerning sustainability and ESG matters, and a number of investors and customers are requiring companies to disclose sustainability and ESG policies, practices and metrics. Our customers may require us to implement sustainability and ESG responsibility procedures or standards before they continue to do business with us. In addition, some investors use ESG criteria to guide their investment strategies, and may not invest in us, or divest their holdings of us, if they believe our policies relating to ESG matters are inadequate or, on the other hand, have a negative response to such policies as a result of anti-ESG sentiment. Additionally, we may face reputational challenges in the event that our sustainability and ESG policies, practices and metrics do not meet the standards set by certain constituencies, which are often inconsistent in approach. Furthermore, standards for tracking and reporting on sustainability and ESG matters have not been harmonized and continue to evolve. Our processes and controls for reporting of sustainability and ESG matters may not always comply with evolving and disparate standards for identifying, measuring, and reporting such metrics, our interpretation of reporting standards may differ from those of others, and such standards may change over time, any of which could result in significant revisions to our performance metrics, goals or reported progress in achieving such goals. There can be no assurance of the extent to which any of our ESG targets and goals will be achieved, if at all; we could fail, or be perceived to fail, in our achievement of any such initiatives, targets or goals, or we could fail in fully and accurately reporting our progress on any such initiatives, targets and goals. Any failure, or perceived failure, by us to achieve our goals, further our initiatives, adhere to our public statements, comply with federal, state or international ESG laws and regulations, or meet evolving and varied stakeholder expectations and standards could result in legal and regulatory proceedings against us and materially adversely affect our business, reputation, results of operations, financial condition and stock price. In addition, in recent years anti-ESG sentiment has gained momentum across the U.S., with several states and Congress having proposed or enacted anti-ESG

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policies, legislation, or initiatives or issued related legal opinions, and the President having recently issued an executive order opposing diversity, equity and inclusion initiatives in the private sector. Such policies, legislation, initiatives, legal opinions and related scrutiny could result in additional compliance obligations and/or legal and regulatory proceedings against us and could materially adversely affect our business, reputation, results of operations, financial condition and stock price.

We may not be able to complete or successfully integrate future acquisitions into our business, which could adversely affect our business and results of operations

We intend to consider growth opportunities through the acquisition of assets or companies and routinely review acquisition opportunities. We cannot predict whether we will be successful in identifying suitable acquisition candidates or pursuing acquisition opportunities or whether we will be able to achieve the strategic and other objectives related to such acquisitions. Acquisitions involve numerous risks, including difficulty determining appropriate valuation, integrating operations, information systems, technologies, services and products of the acquired product lines or business, personnel turnover, and the diversion of management's attention from other business matters. Depending upon the nature, size, and timing of future acquisitions, we may be required to raise additional financing. Further, we may not be able to successfully integrate any acquired business with our existing businesses or recognize the expected benefits from a completed acquisition in the timeframe that we anticipate, or at all, which could adversely affect our business and results of operations.

Risks Related to Our Debt

Deterioration in our asset borrowing base could adversely affect our financial health and restrict our ability to borrow necessary cash to support the needs of our business and fulfill our pension obligations.

As of December 31, 2024, we had outstanding debt of $5.4 million and our total liquidity was $458.6 million.

If our asset borrowing base, cash flows, and capital resources are insufficient to support the needs of our business, we may be forced to reduce or delay investments and capital expenditures, or to sell assets, seek additional capital or restructure or refinance our debt. These alternative measures may not be successful and we could face substantial liquidity problems that might require us to refinance all or a portion of our debt on or before maturity, and we cannot assure you that we will be able to refinance any of our debt on commercially reasonable terms or at all.

Restrictive covenants in the agreements governing our indebtedness may restrict our ability to operate our business, which may affect the market price of our common shares.

On September 30, 2022, the Company, as borrower, and certain domestic subsidiaries of the Company, as subsidiary guarantors, entered into a Fourth Amended and Restated Credit Agreement (the "Amended Credit Agreement"), with JPMorgan Chase Bank, N.A., as administrative agent, and the lenders party thereto, which further amended and restated the Company's secured Third Amended and Restated Credit Agreement, dated as of October 15, 2019.

A breach of any of our covenants in the agreements governing our indebtedness could result in a default, which could allow the lenders to declare all amounts outstanding under the applicable debt immediately due and payable and which may affect the market price of our common shares. We may also be prevented from taking advantage of business opportunities that arise because of the limitations imposed on us by the restrictive covenants under our indebtedness. Refer to "Note 11 - Financing Arrangements" in the Notes to the Consolidated Financial Statements for more detail on the Amended Credit Agreement.

The conditional conversion feature of the Convertible Notes, if triggered, may adversely affect our financial condition and operating results.

In the event the conditional conversion feature of the Convertible Notes (refer to "Note 11 - Financing Arrangements" in the Notes to the Consolidated Financial Statements) is triggered, holders of Convertible Notes will be entitled to convert the Convertible Notes at any time during specified periods at their option. If one or more holders elect to convert their Convertible Notes, unless we elect to satisfy our conversion obligation by delivering solely our common shares (other than paying cash in lieu of delivering any fractional share), we would be required to settle a portion or all of our conversion obligation through the payment of cash, which could adversely affect our liquidity.

Our capital resources may not be adequate to provide for all of our cash requirements, and we are exposed to risks associated with financial, credit, capital and banking markets.

In the ordinary course of business, we will seek to access competitive financial, credit, capital and/or banking markets. Currently, we believe we have adequate capital available to meet our reasonably anticipated business needs based on our historic financial performance, as well as our expected financial position. However, if we need to obtain additional financing in the future, to the extent our access to competitive financial, credit, capital and/or banking markets was to be impaired, our operations, financial results and cash flows could be adversely impacted.

Risks Related to Our Common Shares

The price of our common shares may fluctuate significantly.

The market price of our common shares may fluctuate significantly in response to many factors, including:

- actual or anticipated changes in operating results or business prospects;

- changes in financial estimates by securities analysts;

- an inability to meet or exceed securities analysts' estimates or expectations;

- conditions or trends in our industry or end-markets;

- the performance of other companies in our industry and related market valuations;

- announcements by us or our competitors of significant acquisitions, strategic partnerships, divestitures, joint ventures or other strategic initiatives;

- general financial, economic or political instability;

- hedging or arbitrage trading activity in our common shares;

- changes in interest rates;

- capital commitments;

- additions or departures of key personnel; and

- future sales of our common shares or securities convertible into, or exchangeable or exercisable for, our common shares.

Many of the factors listed above are beyond our control. These factors may cause the market price of our common shares to decline, regardless of our financial condition, results of operations, business or prospects.

Conversion of the Convertible Notes may dilute ownership interest of our shareholders or may otherwise depress the market price of our common shares.

The conversion of some or all of the Convertible Notes may dilute the ownership interest of our shareholders. On conversion of the Convertible Notes, we have the option to pay or deliver, as the case may be, cash, common shares, or a combination of cash and common shares. If we elect to settle our conversion obligation in common shares or a combination of cash and common shares, this could adversely affect prevailing market prices over our common shares.

We may issue preferred shares with terms that could dilute the voting power or reduce the value of our common shares.

Our articles of incorporation authorize us to issue, without the approval of our shareholders, one or more classes or series of preferred shares having such designation, powers, preferences and relative, participating, optional and other special rights, including preferences over our common shares respecting dividends and distributions, as our Board of Directors generally may determine. The terms of one or more classes or series of preferred shares could dilute the voting power or reduce the value of our common shares. For example, we could grant holders of preferred shares the right to elect some number of our directors in all events or on the happening of specified events or the right to veto specified transactions. Similarly, the repurchase or redemption rights or liquidation preferences we could assign to holders of preferred shares could affect the residual value of the common shares.

Provisions in our corporate documents and Ohio law could have the effect of delaying, deferring or preventing a change in control of us, even if that change may be considered beneficial by some of our shareholders, which could reduce the market price of our common shares.

The existence of some provisions of our articles of incorporation and regulations and Ohio law could have the effect of delaying, deferring or preventing a change in control of us that a shareholder may consider favorable. These provisions include:

- providing that our Board of Directors fixes the number of members of the board;

- providing for the division of our Board of Directors into three classes with staggered terms;

- establishing advance notice requirements for nominations of candidates for election to our Board of Directors or for proposing matters that can be acted on by shareholders at shareholder meetings; and

- authorizing the issuance of "blank check" preferred shares, which could be issued by our Board of Directors to increase the number of outstanding securities of ours with voting rights and thwart a takeover attempt.

As an Ohio corporation, we are subject to Chapter 1704 of the Ohio Revised Code. Chapter 1704 prohibits certain corporations from engaging in a "Chapter 1704 transaction" (described below) with an "interested shareholder" for a period of three years after the date of the transaction in which the person became an interested shareholder, unless, among other things, prior to the interested shareholder's share acquisition date, the directors of the corporation have approved the transaction or the purchase of shares on the share acquisition date.

After the three-year moratorium period, the corporation may not consummate a Chapter 1704 transaction unless, among other things, it is approved by the affirmative vote of the holders of at least two-thirds of the voting power in the election of directors and the holders of a majority of the voting shares, excluding all shares beneficially owned by an interested shareholder or an affiliate or associate of an interested shareholder, or the shareholders receive certain minimum consideration for their shares. A Chapter 1704 transaction includes certain mergers, sales of assets, consolidations, combinations and majority share acquisitions involving an interested shareholder. An interested shareholder is defined to include, with limited exceptions, any person who, together with affiliates and associates, is the beneficial owner of a sufficient number of shares of the corporation to entitle the person, directly or indirectly, alone or with others, to exercise or direct the exercise of 10% or more of the voting power in the election of directors after taking into account all of the person's beneficially owned shares that are not then outstanding.

We are also subject to Section 1701.831 of the Ohio Revised Code, which requires the prior authorization of the shareholders of certain corporations in order for any person to acquire, either directly or indirectly, shares of that corporation that would entitle the acquiring person to exercise or direct the exercise of 20% or more of the voting power of that corporation in the election of directors or to exceed specified other percentages of voting power. The acquiring person may complete the proposed acquisition only if the acquisition is approved by the affirmative vote of the holders of at least a majority of the voting power of all shares entitled to vote in the election of directors represented at the meeting, excluding the voting power of all "interested shares." Interested shares include any shares held by the acquiring person and those held by officers and directors of the corporation.

We believe these provisions protect our shareholders from coercive or otherwise unfair takeover tactics by requiring potential acquirors to negotiate with our Board of Directors and by providing our Board of Directors with more time to assess any acquisition proposal, and are not intended to make our Company immune from takeovers. However, these provisions apply even if the offer may be considered beneficial by some shareholders and could delay, defer or prevent an acquisition that our Board of Directors determines is not in the best interests of our Company and our shareholders, which under certain circumstances could reduce the market price of our common shares.

General Risk Factors

Weakness in global economic conditions or in any of the industries or geographic regions in which we or our customers operate, as well as the cyclical nature of our customers' businesses generally or sustained uncertainty in financial markets, could adversely impact our revenues and profitability by reducing demand and margins.

Our results of operations may be materially affected by conditions in the global economy generally and in global capital markets. There has been volatility in the capital markets and in the end-markets and geographic regions in which we or our customers operate, which has negatively affected our revenues at times. Many of the markets in which our customers participate are also cyclical in nature and experience significant fluctuations in demand for our steel products based on economic conditions, consumer demand, raw material and energy costs, and government actions, and many of these factors are beyond our control.

A decline in consumer and business confidence and spending, together with severe reductions in the availability and increased cost of credit, as well as volatility in the capital and credit markets, could adversely affect the business and economic environment in which we operate and the profitability of our business. We also are exposed to risks associated with the creditworthiness of our suppliers and customers. If the availability of credit to fund or support the continuation and expansion of our customers' business operations is curtailed or if the cost of that credit is increased, the resulting inability of our customers or of their customers to either access credit or absorb the increased cost of that credit could adversely affect our business by reducing our sales or by increasing our exposure to losses from uncollectible customer accounts. These conditions and a disruption of the credit markets could also result in financial instability of some of our suppliers and customers. The consequences of such adverse effects could include the interruption of production at the facilities of our customers, the reduction, delay or cancellation of customer orders, delays or interruptions of the supply of raw materials or other inputs we purchase, and bankruptcy of customers, suppliers or other creditors. Any of these events could adversely affect our profitability, cash flow and financial condition.

We may be subject to risks relating to our information technology systems and cybersecurity.

We rely on information technology systems to process, transmit and store electronic information and manage and operate our business. We face the challenge of supporting our older systems and implementing upgrades when necessary. Additionally, a breach in security could expose us and our customers and suppliers to risks of misuse of confidential information, manipulation and destruction of data, production downtimes and operations disruptions, which in turn could adversely affect our reputation, competitive position, business or results of operations. While we have taken reasonable steps to protect the Company from cybersecurity risks and security breaches (including enhancing our firewall, workstation, email security and network monitoring and alerting capabilities, and training employees around phishing, malware and other cybersecurity risks), and we have policies and procedures to prevent or limit the impact of systems failures, interruptions, and security breaches, there can be no assurance that such events will not occur or that they will be adequately addressed if they do occur. Although we rely on commonly used security and processing systems to provide the security and authentication necessary to effect the secure transmission of data, these precautions may not protect our systems from all potential compromises or breaches of security.

In addition, the rapid evolution and increased adoption of artificial intelligence ("AI") and similar machine learning technologies may intensify our cybersecurity risks. In 2024, we established an AI council comprised of a cross-functional group of employees with an objective to deliver value by providing education regarding the uses, benefits and risks of AI and similar technologies in our business, establishing a governance framework and principles for our use of AI, and enabling deliberate experimentation with new technologies employing AI. At this time, our use of AI is focused primarily on data analytics and improving product quality and asset reliability. The technologies underlying AI and their use cases are rapidly developing, and it is not possible to predict all of the legal, operational or technological risks related to the use of AI. While new AI initiatives, laws and regulations are emerging and evolving, uncertainty will remain, and our obligation to comply with the evolving regulatory landscape could result in the loss of valuable property and information or otherwise adversely impact our business.

If we are unable to attract and retain key personnel, our business could be materially adversely affected.

Our business substantially depends on the continued service of key members of our management. The loss of the services of a significant number of members of our management could have a material adverse effect on our business. Modern steel-making uses specialized techniques and advanced equipment that requires experienced engineers and skilled laborers. Our future success will depend on our ability to attract and retain highly skilled personnel and senior management professionals. Competition for employees is intense, and we could experience difficulty from time to time in hiring and retaining the personnel necessary to support our business. Additionally, costs to attract and retain employees may be increased given the competitive labor market. If we do not succeed in retaining our current employees and attracting new high-quality employees, our business could be materially adversely affected.

We are subject to a wide variety of domestic and foreign laws and regulations that could adversely affect our results of operations, cash flow or financial condition.

We are subject to a wide variety of domestic and foreign laws and regulations, and legal compliance risks, including securities laws, tax laws, employment and pension-related laws, competition laws, U.S. and foreign export and trading laws, privacy laws and laws governing improper business practices. We are affected by new laws and regulations, and changes to existing laws and regulations, including interpretations by courts and regulators.

Compliance with the laws and regulations described above or with other applicable foreign, federal, state and local laws and regulations currently in effect or that may be adopted in the future could materially adversely affect our competitive position, operating results, financial condition and liquidity.

Pandemics, epidemics, widespread illness or other health issues could adversely affect the Company's operations and financial results, including cash flows and liquidity.

Although it is not possible to predict the impact of pandemics, epidemics, widespread illness or other health issues, on our business, results of operations, financial position or cash flows, such impacts that may be material include, but are not limited to: (i) reduced sales and profit levels; (ii) slower collection of accounts receivable and potential increases in uncollectible accounts receivable; (iii) increased operational risks as a result of manufacturing facility disruptions; (iv) delays and disruptions in the availability of and timely delivery of materials and components used in our operations, as well as increased costs for such material and components, and (v) increased cybersecurity risks including vulnerability to security breaches, information technology disruptions and other similar events as a result of a substantial number of employees utilizing remote work arrangements.

If our internal controls are found to be ineffective, our financial results or our stock price may be adversely affected.

Our most recent evaluation resulted in our conclusion that, as of December 31, 2024, our internal control over financial reporting was effective. We believe that we currently have adequate internal control procedures in place for future periods. However, if our internal control over financial reporting is found to be ineffective, investors may lose confidence in the reliability of our financial statements, which may adversely affect our stock price.

Item 1B. Unresolved Staff Comments

None.

Item 1C. Cyber Security

Our cybersecurity program is led by a team of skilled cybersecurity professionals, including dedicated internal cybersecurity resources and external advisors. In the normal course of business, we may collect and store sensitive information, including proprietary and confidential business information, trade secrets, intellectual property, sensitive third-party information and employee information. We maintain a robust cybersecurity incident response plan, which details the incident response procedures, tactical and strategic team membership, and points of contact related to the response processes. The Company also maintains a detailed decision-tree-based playbook which is a supplement to the plan and focuses on specific types of incidents and the appropriate response steps. Cybersecurity is an important part of our Enterprise Risk Management ("ERM") program, and the Company seeks to address cybersecurity risks through a comprehensive, cross-functional approach. The Company's cybersecurity policies, standards, processes, and practices for assessing, identifying and managing material risks from cybersecurity threats and responding to cybersecurity incidents are fully integrated into the Company's ERM program. The plan and playbook are structured to align with the National Institute of Standards and Technology ("NIST") Cybersecurity framework practices. The plan and playbook are reviewed at least annually. In addition, we maintain insurance that includes cybersecurity coverage.

The Company adheres to a periodic, third-party facilitated testing exercise of the cybersecurity incident response plan and playbook with the Company's tactical and strategic team members. The teams are comprised of key members of the organization and external advisors who hold critical importance in the handling of cybersecurity events. The exercise covers response procedures for prevalent cybersecurity incidents including but not limited to phishing, third-party breaches, and a standard incident response process. The documentation helps leaders make appropriate, pre-planned decisions. To assist, appendices detailing generalized incident response checklists and workflows from the Cybersecurity & Infrastructure Security Agency ("CISA") and the NIST are referenced and used as a framework. Lastly, the response plans contain instructions on collecting and incorporating lessons learned after a successful identification and remediation of a security event. The information security team also works in partnership with the Company's internal audit team to review information technology-related internal controls with our external auditor as part of our overall internal controls process.

In addition, the rapid evolution and increased adoption of artificial intelligence ("AI") and similar machine learning technologies may intensify our cybersecurity risks. In 2024, we established an AI council comprised of a cross-functional group of employees with an objective to deliver value by providing education regarding the uses, benefits and risks of AI and similar technologies in our business, establishing a governance framework and principles for our use of AI, and enabling deliberate experimentation with new technologies employing AI. At this time, our use of AI is focused primarily on data analytics and improving product quality and asset reliability.

In light of the pervasive and increasing threat from cyberattacks, the Board of Directors, with input from management, assesses the measures implemented by us to mitigate and prevent cyberattacks. The Company's Information Technology ("IT") leadership team consults with and provides regular updates to the Board of Directors, as well as our chief executive officer and other members of our senior management team, as appropriate, on technology and cybersecurity matters, the status of projects to strengthen our information security systems, assessments of the information security program, timely reports regarding any cybersecurity incident that meets established reporting thresholds, and emerging threat landscape. In addition, the Company has an IT governance committee, which is comprised of the chief executive officer, IT and other officers of the Company. The IT governance committee meets quarterly, and as necessary, to discuss the cybersecurity program and other relevant topics. The IT team also consults regularly with the Board of Director's cybersecurity expert in between meetings. Our program is evaluated by internal and external experts with the results of those reviews reported to senior management and the Board of Directors, at least semi-annually. The Board of Directors has oversight responsibility for our data security practices and we believe the Board of Directors has the requisite skills and awareness into the design and operation of our data security practices to fulfill this responsibility effectively.

As of the date of this report, we are not aware of any material risks from cybersecurity threats that have materially affected or are reasonably likely to materially affect the Company, including our business strategy, results of operations or financial condition.

See "Risk Factors – General Risk Factors" for additional information about the risks to our business associated with a breach or compromise to our information security systems.

Item 2. Properties

We are headquartered in Canton, Ohio, on a campus of owned facilities that are adjacent to our steelmaking operations.

We have manufacturing facilities at multiple locations in the United States. These manufacturing facilities are located in Canton and Eaton, Ohio and Columbus, North Carolina. In addition to these owned manufacturing facilities, we lease a distribution facility in Mexico. The aggregate floor area of these facilities is 3.6 million square feet, of which approximately twelve thousand square feet is leased and the rest is owned. The buildings occupied by us are principally made of brick, steel, reinforced concrete and concrete block construction.

Our facilities vary in age and condition, and each of them has an active maintenance program to ensure a safe operating environment and to keep the facilities in good condition. We believe our facilities are in satisfactory operating condition and are suitable and adequate to conduct our business and support future growth.

Our melt capacity utilization was 60%, 70% and 63% for the years ended December 31, 2024, 2023 and 2022, respectively.

Item 3. Legal Proceedings

We are involved in various claims and legal actions arising in the ordinary course of business. In the opinion of our management, the ultimate disposition of these matters will not have a material adverse effect on our consolidated financial position, results of operations or cash flows.

Information about our Executive Officers

The executive officers of our Company as of February 27, 2025, are as follows:

Name	Age	Current Position
Michael S. Williams	64	President and Chief Executive Officer
Kristopher R. Westbrooks	46	Executive Vice President and Chief Financial Officer
Kristine C. Syrvalin	56	Executive Vice President, General Counsel and Chief Human Resources Officer
Kevin A. Raketich	58	Executive Vice President and Chief Commercial Officer

Michael S. Williams is the President and Chief Executive Officer, a position he has held since January 2021. Previously, Mr. Williams served as CEO of Bayou Steel Group, a U.S. producer of structural steel and merchant bar, from May 2019 to September 2019, and as President of Outokumpu Americas for Outokumpu Oyj, a global leader in the stainless steel industry, from 2015 to 2019. Before that, Mr. Williams held a number of leadership roles at US Steel Corporation, a Fortune 500 company and leading integrated steel producer, from 2006 to 2015, including Senior Vice President, North American Flat Rolled and, most recently, Senior Vice President, Strategic Planning and Business Development. Earlier in his career, Mr. Williams served as Vice President of Commercial Products at Special Metals Corporation (a leader in the invention, production and supply of high-nickel alloys) and, prior to that, as Chairman and Chief Executive Officer of Ormet Corporation (a manufacturer of foil, sheet, billet and other aluminum products). Mr. Williams earned his bachelor of science degree in information science from the University of Pittsburgh.

Kristopher R. Westbrooks is Executive Vice President and Chief Financial Officer, a position he has held since September 2018. Previously, Mr. Westbrooks served from April 2015 until August 2018 as Vice President, Corporate Controller and Chief Accounting Officer at A. Schulman, Inc., a global supplier of high-performance plastic compounds, composites and powders. From 2011 until his appointment as Chief Accounting Officer in 2015, Mr. Westbrooks held various finance roles of increasing responsibility at A. Schulman, Inc. He earned his bachelor of science degree in business and master's degree in accountancy from Miami University of Ohio and is a certified public accountant.

Kristine C. Syrvalin is Executive Vice President, General Counsel and Chief Human Resources Officer, a position she has held since May 2022. Prior to assuming her current role, she had served as Executive Vice President, General Counsel and Secretary since January 2021, and as Assistant General Counsel and Vice President—Ethics and Compliance since October 2014, in each case for Metallus. Previously, Ms. Syrvalin served as Vice President, Assistant General Counsel and Corporate Secretary for OMNOVA Solutions Inc., a global manufacturer of emulsion polymers, specialty chemicals, and functional and decorative surfaces, from September 2001 until October 2014. She earned her bachelor's degree from Miami University of Ohio and her juris doctor degree from Case Western Reserve University School of Law.

Kevin A. Raketich is Executive Vice President and Chief Commercial Officer, a position he has held since May 2022. Prior to assuming his current role, Mr. Raketich served as Executive Vice President, Sales, Marketing, and Business Development since May 2021 and as Executive Vice President, Strategy and Corporate Development from January 2017 until May 2021, in each case for Metallus. Previously, he held a number of leadership roles at Metallus since the spinoff from The Timken Company in 2014, including Vice President, Industrial and Energy, Vice President, Business Development, and Director-International. Prior to the spinoff, Mr. Raketich held various roles of increasing responsibility at The Timken Company. He earned his bachelor's degree in material science engineering from Michigan State University and his master's degree in business administration from Duke University's Fuqua School of Business.

Part II.

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Quarterly Common Stock Prices and Cash Dividends Per Share:

Our common shares are traded on the New York Stock Exchange ("NYSE") under the symbol "MTUS." The estimated number of record holders of our common shares at December 31, 2024 was 2,913.

Our Amended Credit Agreement places certain limitations on the payment of cash dividends. Please refer to "Note 11 - Financing Arrangements" in the Notes to the Consolidated Financial Statements and the Results of Operations for additional discussion.

Issuer Purchases of Common Shares:

On December 20, 2021 Metallus announced that its Board of Directors authorized a share repurchase program under which the Company may repurchase up to $50.0 million of its outstanding common shares. On November 2, 2022, the Board of Directors authorized an additional $75.0 million towards its share repurchase program and on May 6, 2024 the Board of Directors authorized an additional $100.0 million. The share repurchase program is intended to return capital to shareholders while also offsetting dilution from annual equity compensation awards. The share repurchase program does not require the Company to acquire any dollar amount or number of shares and may be modified, suspended, extended or terminated by the Company at any time without prior notice. These authorizations reflect the continued confidence of the Board and senior leadership in the Company's ability to generate sustainable through-cycle profitability while maintaining a strong balance sheet and cash flow.

The table below provides information concerning our repurchase of common shares for the three months ended December 31, 2024.

(Dollars in millions, except per share data)	Total number of shares purchased [1]	Average price paid per share [2]	Total number of shares purchased as part of publicly announced plans or programs [1]	Maximum dollar value of shares that may yet be purchased under the plans or programs [3]
Beginning shares available				$106.3
October, 2024	—	$ —	—	$106.3
November, 2024	89,919	$15.39	89,919	$104.9
December, 2024	137,101	$15.58	137,101	$102.8
Quarter ended December 31, 2024	**227,020**	**$15.51**	**227,020**	**$102.8**

Subsequent to December 31, 2024, the Company repurchased 0.2 million additional common shares in the open market at an aggregate cost of $3.3 million, which equates to an average repurchase price of $14.61 per share. As of February 17, 2025, the Company has $99.5 million remaining under its authorized share repurchase program.

[1]   The Company may utilize various methods to repurchase shares, which could include open market repurchases, including repurchases through Rule 10b5-1 plans, privately-negotiated transactions or by other

means. The actual timing, number and value of shares repurchased under the program will depend on a number of factors, including the price of the Company's shares, general market and economic conditions, capital needs and other factors.

[2] The average price paid per share excludes any broker commissions.

[3] Since December 20, 2021, the Board of Directors has authorized the Company to repurchase up to $225 million of its outstanding common shares under its share repurchase program. The share repurchase program does not require the Company to acquire any dollar amount or numbers of shares and does not have an expiration date.

Securities Authorized for Issuance Under Equity Compensation Plans:

The following table sets forth certain information as of December 31, 2024, regarding the equity compensation plan maintained by us on that date, the Amended and Restated 2020 Equity and Incentive Compensation Plan (the "Amended 2020 Plan"), which amended the previous 2020 Equity and Incentive Compensation Plan (the "Original 2020 Plan"), plus certain awards still outstanding under all plans preceding the Original 2020 Plan. Refer to "Note 13 - Stock-Based Compensation" in the Notes to the Consolidated Financial Statements and the Results of Operations for additional details.

	(a)	(b)	(c)
Plan category	**Number of securities to be issued upon exercise of outstanding options, warrants and rights** [1]	**Weighted-average exercise price of outstanding options, warrants and rights** [2]	**Number of securities remaining available for future issuance under equity compensation plans reflected in column (a)** [3]
Equity compensation plans approved by security holders[4]	3,389,294	$11.23	3,324,509

[1] The amount shown in column (a) and covered under an equity compensation plan approved by security holders includes the following: nonqualified stock options – 300,218; performance-based restricted stock units – 1,881,774 (based on potential maximum performance); and time-based restricted stock units – 1,207,302 (all 1,207,302 units are cliff-vested restricted stock). As a result, this amount may overstate eventual actual dilution.

[2] The weighted average exercise price in column (b) includes nonqualified stock options only.

[3] The amount shown in column (c) represents common shares remaining available under the Amended 2020 Plan, under which the Compensation Committee is authorized to make awards of option rights, appreciation rights, restricted shares, restricted stock units, deferred shares, performance shares, performance units and cash incentive awards. Awards may be credited with dividend equivalents payable in the form of common shares.

[4] The Company also maintains the Director Deferred Compensation Plan pursuant to which non-employee Directors may defer receipt of common shares authorized for issuance under the Company's equity plans. The table does not include separate information about this plan because it merely provides for the deferral, rather than the issuance, of common shares.

Performance Graph:

The following graph compares the cumulative total return of our common shares with the cumulative total return of the Standard & Poor's ("S&P") MidCap 400 Index ("S&P MidCap 400"), S&P 500 Steel Sub-Industry Index ("S&P 500 Steel"), and S&P 1500 Steel Sub-Industry Index ("S&P 1500 Steel"), assuming $100 was invested and that cash dividends were reinvested for the period December 31, 2019 through December 31, 2024.

COMPARISON OF CUMULATIVE TOTAL RETURN



Date	Metallus Inc.	S&P MidCap 400	S&P 500 Steel	S&P 1500 Steel
December 31, 2019	$100.00	$100.00	$100.00	$100.00
December 31, 2020	$59.41	$111.81	$94.51	$103.24
December 31, 2021	$209.92	$137.76	$202.83	$171.34
December 31, 2022	$231.17	$117.81	$232.03	$204.07
December 31, 2023	$298.35	$134.83	$297.85	$279.40
December 31, 2024	$179.77	$151.28	$225.53	$233.85

This performance graph shall not be deemed to be "soliciting material" or to be "filed" with the SEC or subject to Regulation 14A or 14C, or to the liabilities of Section 18 of the Exchange Act.

Item 6. Selected Financial Data

Intentionally omitted.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

(dollars in millions, except per share data)

This Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") is intended to help investors understand our results of operations, financial condition and current business environment. The MD&A is provided as a supplement to, and should be read in conjunction with, our audited consolidated financial statements and related notes included elsewhere in this Annual Report on Form 10-K for the year ended December 31, 2024.

The MD&A is organized as follows:

- Overview: From management's point of view, we discuss the following:

    - Summary of our business and the markets in which we operate

    - Key trends and events during the current year

- Results of Operations: An analysis of our results of operations as reflected in our consolidated financial statements

- Non GAAP [1] Financial Measures: An analysis of our net sales by end-market, adjusted to exclude surcharges, which management uses to better analyze key market indicators and trends and allows for enhanced comparison between our end markets.

- Liquidity and Capital Resources: An analysis of our cash flows, working capital, debt structure, contractual obligations and other commercial commitments.

- Critical Accounting Policies: An overview of accounting policies identified by the Company as critical that, as a result of the judgments, uncertainties, and the operations involved, could result in material changes to our financial condition or results of operations under different conditions or using different assumptions.

Overview

Business Overview

We manufacture alloy steel, as well as carbon and micro-alloy steel, using electric arc furnace ("EAF") technology. Our portfolio includes special bar quality ("SBQ") bars, seamless mechanical tubing ("tubes"), manufactured components such as precision steel components, and billets. Our products and solutions are used in a diverse range of demanding applications in the following end-markets: industrial, automotive, aerospace & defense, and energy.

We conduct our business activities and report financial results as one business segment. The presentation of financial results as one reportable segment is consistent with the way we operate our business and is consistent with the manner in which the Chief Operating Decision Maker ("CODM") evaluates performance and makes resource and operating decisions for the business as described above. Furthermore, the Company notes that monitoring financial results as one reportable segment helps the CODM manage costs on a consolidated basis, consistent with the integrated nature of our operations.

[1] Please see discussion of non-GAAP financial measures in Form 10-K – Net Sales Adjusted to Exclude Surcharges

2024 Business Highlights

The following items represent key trends and events during the year ended December 31, 2024:

- **Aerospace & Defense end market**: Shipments to aerospace & defense customers increased significantly in 2024 driven by strong demand, resulting in an increase in net sales by approximately 17% compared with the year ended December 31, 2023.

- **Base sales**: The Company's products continued to demand solid base sales prices throughout 2024, with average base sales price per ton improving in aerospace & defense, automotive and energy end-markets compared with 2023.

- **Capital investments**: The Company continues to invest organically with $64.3 million of capital investments. Investments included targeted spending for improved safety, equipment automation, and continuous improvement to drive best-in-class quality and asset reliability.

- **Defense contract**: In the twelve months ended December 31, 2024, the Company received $53.5 million from the U.S. government as part of the previously announced $99.75 million funding agreement to support the U.S. Army's mission of increasing munitions production for national security in the upcoming years. The agreement supports the commissioning of two major assets: a continuous bloom reheat furnace and a roller hearth heat treat furnace. The company expects the remaining funding to be provided as mutually agreed upon milestones are achieved throughout the project. The Company is targeting late 2025 for the new bloom reheat furnace to be operational and the first half of 2026 for the new roller furnace to be operational.

- **Shareholder returns**: The Company repurchased approximately 2.0 million common shares at a cost of $37.6 million, or $18.45 per share. In addition, the Company repurchased $7.8 million of its outstanding convertible notes at a cost of $17.2 million. Combined, the 2024 common share and convertible note repurchase activity reduced diluted shares outstanding by 3.0 million shares on a go-forward basis.

- **Liquidity**: Our balance sheet has remained strong, with total liquidity of $458.6 million, including cash and cash equivalents of $240.7 million as of December 31, 2024.

- **Rebranding**: On February 26, 2024, the Company changed its name to Metallus Inc. We believe this change reflects our expertise in high-performance specialty metals and positions us for growth beyond carbon steel.

Net Sales

The charts below present net sales and shipments for the years ended December 31, 2024, 2023 and 2022.





Net sales for the year ended December 31, 2024 were $1,084.0 million, a decrease of $278.4 million, or 20.4%, compared with the year ended December 31, 2023. The decrease in net sales was driven by lower shipments and surcharges, partially offset by favorable price/mix. Lower shipments of 128.3 thousand ship tons resulted in a net sales decrease of $191.5 million. Lower market prices for scrap and alloys and the impact of lower shipments drove the unfavorable surcharges of $120.9 million. Favorable price/mix of $34.0 million was primarily due to higher base prices in the aerospace & defense, automotive and energy end-markets. Excluding surcharges, net sales decreased $157.7 million or 15.4%.

Gross Profit

The chart below presents the drivers of the gross profit variance from the year ended December 31, 2023 as compared to the year ended December 31, 2024.



Gross profit for the year ended December 31, 2024 decreased $88.8 million, or 47.6%, compared with the year ended December 31, 2023. The decrease was driven by lower shipments, higher manufacturing costs and unfavorable raw material spread, partially offset by favorable price/mix. The industrial, automotive and energy end-market sectors were unfavorably impacted by lower shipments. Lower cost absorption on decreased production resulted in unfavorable manufacturing costs. Raw material spread was unfavorable due to lower shipments and market prices for scrap and alloys.

Selling, General and Administrative Expenses

The charts below present selling, general and administrative ("SG&A") expense for the years ended December 31, 2024, 2023 and 2022.



SG&A expense for the year ended December 31, 2024 increased by $3.1 million, or 3.7%, compared with the year ended December 31, 2023. The increase was primarily due to higher salary and benefits, stock-based compensation and professional services, primarily driven by the ongoing information technology transformation project, partially offset by lower variable compensation.

Loss (Gain) on Sale or Disposal of Assets, net

For the year ended December 31, 2024, the Company recorded a loss on sale or disposal of assets, net, of $0.6 million primarily related to the write-offs of aged assets removed from service. For the year ended December 31, 2023, the gain on sale or disposal of assets, net, of $2.5 million primarily related to the sale of the small-diameter seamless mechanical tubing machinery and equipment, partially offset by write-offs of aged assets removed from service. For the year ended December 31, 2022, the loss on sale or disposal of assets, net, of $1.9 million primarily related to the loss recognized on the sale of the remaining land and buildings at the Company's former facility in Houston, Texas, as well as write-offs of aged assets removed from service.

Refer to "Note 9 - Property, Plant and Equipment" in the Notes to the Consolidated Financial Statements for additional information.

Interest (Income) Expense, net

Net interest income for the year ended December 31, 2024 was $9.6 million, compared with net interest income of $7.1 million for the year ended December 31, 2023. The change was due to interest earned on greater average cash invested in a money market fund and in other accounts which generate interest income at a rate similar to the money market fund during 2024. Refer to "Note 11 - Financing Arrangements" in the Notes to the Consolidated Financial Statements for additional information.

Other (Income) Expense, net

	Year Ended December 31,		
	2024	**2023**	**$ Change**
Pension and postretirement non-service benefit (income) loss	**$(5.7)**	$ (4.6)	$ (1.1)
Loss (gain) from remeasurement of benefit plans	**10.3**	40.6	(30.3)
Foreign currency exchange loss (gain)	**0.4**	—	0.4
Insurance recoveries	**—**	(31.3)	31.3
Sales and use tax refund	**—**	(1.4)	1.4
Miscellaneous (income) expense	**—**	0.4	(0.4)
Total other (income) expense, net	**$5.0**	$ 3.7	$ 1.3

	Year Ended December 31,		
	2023	**2022**	**$ Change**
Pension and postretirement non-service benefit (income) loss	$(4.6)	$(20.3)	$15.7
Loss (gain) from remeasurement of benefit plans	40.6	(35.4)	76.0
Foreign currency exchange loss (gain)	—	(0.2)	0.2
Insurance recoveries	(31.3)	(34.5)	3.2
Sales and use tax refund	(1.4)	—	(1.4)
Miscellaneous (income) expense	0.4	(0.2)	0.6
Total other (income) expense, net	$3.7	$(90.6)	$94.3

Non-service related pension and other postretirement benefit income, for all years, consists primarily of the interest cost, expected return on plan assets and amortization components of net periodic cost.

The Company's Bargaining Unit Pension Plan ("Bargaining Plan"), the Supplemental Pension Plan ("Supplemental Plan") and the recently terminated Retirement Plan ("Salaried Plan") each have a provision that permits employees to elect to receive their pension benefits in a lump sum upon retirement. In the first quarter of 2024, the cumulative cost of all lump sum payments was expected to exceed the sum of the service cost and interest cost components of net periodic pension cost for the Salaried Plan. As a result, the Company completed a full remeasurement of its pension obligations and plan assets associated with the Salaried Plan during the first quarter of 2024 and recorded a loss of $0.8 million.

In the second quarter of 2024, the Company entered into an agreement to purchase a group annuity contract from The Prudential Insurance Company of America ("Prudential") in connection with the annuitization of the Salaried Plan. The Company remeasured the Salaried Plan upon annuitization on May 15, 2024. A loss of $1.0 million from the remeasurement of the Salaried Plan was recognized for the three months ended June 30, 2024. The loss was primarily due to investment losses on plan assets of $1.8 million partially offset by a decrease in the liability due to an increase in the discount rate of $0.7 million. In addition, the three months ended June 30, 2024 included a $0.1 million gain as a result of the completion of the Salaried Plan annuitization. As of December 31, 2024, the Company has no remaining liabilities or obligations as it relates to the Salaried Plan.

A net loss of $10.3 million from the remeasurement of all Company pension and postretirement benefit plans was recognized for the year ended December 31, 2024. This loss was driven by investment losses on plan assets of $35.0 million partially offset by a $24.7 million decrease in the pension liability primarily due to an increase in discount rate, updated census data and updates to certain underlying assumptions.

A net loss of $40.6 million from the remeasurement of all Company pension and postretirement benefit plans was recognized for the year ended December 31, 2023. This loss was driven by a $36.6 million increase in the pension liability primarily due to a decrease in discount rate, updated census data and updates to certain underlying assumptions, as well as a loss of $4.0 million due to investment losses on plan assets.

A net gain of $35.4 million from the remeasurement of all Company pension and postretirement benefit plans was recognized for the year ended December 31, 2022. This gain was driven by a $359.9 million decrease in the pension liability primarily due to an increase in discount rates and a $2.7 million non-cash settlement related to the partial annuitization of the Bargaining Plan. This was partially offset by a loss of $327.2 million driven primarily by investment losses on plan assets and lump sum basis losses.

In January 2025, the Company contributed an additional $5.3 million to the Bargaining Plan and expects total pension contributions of approximately $65.0 million in 2025.

For more details on the aforementioned remeasurements, refer to "Note 12 - Retirement and Postretirement Plans."

During the second half of 2022, the Faircrest melt shop experienced unplanned operational downtime. Metallus recognizes an insurance recovery when it is realized or considered realizable, in accordance with the accounting guidance. The 2022 insurance claims were closed in the first quarter of 2024. Insurance recovery activity for the years ended December 31, 2024, 2023 and 2022 were as follows:

| | Year Ended December 31, | | | |
	2024	2023	2022	Total
Insurance recovery income	$ —	$31.3	$34.5	$65.8
Insurance recovery cash collection	20.0	31.3	14.5	65.8

During the fourth quarter of 2023, the Company received a commitment from the State of Ohio related to the overpayment of sales and use taxes for the period of January 1, 2020 through March 31, 2023. This resulted in a gain recognized of $1.4 million, net of related professional fees, for the year ended December 31, 2023.

Provision for Income Taxes

| | Year Ended December 31, | | |
	2024	2023	$ Change
Provision (benefit) for income taxes	$ 3.3	$27.0	$(23.7)
Effective tax rate	72.2%	28.0%	44.2%

| | Year Ended December 31, | | |
	2023	2022	$ Change
Provision (benefit) for income taxes	$27.0	$32.0	$(5.0)
Effective tax rate	28.0%	32.9%	-4.9%

The provision for incomes taxes for the year ended December 31, 2024 was $3.3 million compared to a provision for income taxes of $27.0 million in 2023. The change from the prior year is primarily related to the impact of permanent items on a lower pre-tax net income for the year ended December 31, 2024 as compared to December 31, 2023. The provision for income taxes differs from the statutory rate due to the impact of permanent tax differences and state and local taxes.

Non-GAAP Financial Measures

Net Sales Adjusted to Exclude Surcharges

The tables below present net sales by end-markets, adjusted to exclude surcharges, which represents a financial measure that has not been determined in accordance with accounting principles generally accepted in the United States ("U.S. GAAP"). We believe presenting net sales by end-markets, both on a gross basis and on a per ton basis, adjusted to exclude raw material and energy surcharges, provides additional insight into key drivers of net sales such as base price and product mix. Due to the fact that the surcharge mechanism can introduce volatility to our net sales, net sales adjusted to exclude surcharges provides management and investors clarity of our core pricing and results. Presenting net sales by end-markets, adjusted to exclude surcharges including on a per ton basis, allows management and investors to better analyze key market indicators and trends and allows for enhanced comparison between our end-markets.

When surcharges are included in a customer agreement and are applicable (i.e., reach the threshold amount), based on the terms outlined in the respective agreement, surcharges are then included as separate line items on a customer's invoice. These additional surcharge line items adjust base prices to match cost fluctuations due to market conditions. Each month, the Company will post on the surcharges page of its external website, as well as our customer portal, the scrap, alloy, and energy surcharges that will be applied (as a separate line item) to invoices dated in the following month (based upon shipment volumes in the following month). All surcharges invoiced are included in GAAP net sales.

(dollars in millions, ship tons in thousands)

	2024					
	Industrial	Automotive	Aerospace & Defense	Energy	Other	Total
Ship Tons	220.0	250.0	47.0	38.5	—	555.5
Net Sales	$390.5	$452.3	$134.9	$87.3	$19.0	$1,084.0
Less: Surcharges	94.1	89.4	16.4	19.7	—	219.6
Base Sales	$296.4	$362.9	$118.5	$67.6	$19.0	$864.4
Net Sales / Ton	$1,775	$1,809	$2,871	$2,268	$—	$1,951
Surcharges / Ton	$428	$358	$349	$512	$—	$395
Base Sales / Ton	$1,347	$1,451	$2,522	$1,756	$—	$1,556

	2023					
	Industrial	Automotive	Aerospace & Defense	Energy	Other	Total
Ship Tons	264.6	306.4	45.6	67.2	—	683.8
Net Sales	$533.3	$531.9	$115.0	$160.4	$21.8	$1,362.4
Less: Surcharges	147.2	129.4	18.8	44.9	—	340.3
Base Sales	$386.1	$402.5	$96.2	$115.5	$21.8	$1,022.1
Net Sales / Ton	$2,015	$1,736	$2,522	$2,386	$—	$1,992
Surcharges / Ton	$556	$422	$412	$668	$—	$498
Base Sales / Ton	$1,459	$1,314	$2,110	$1,718	$—	$1,494

	2022					
	Industrial	Automotive	Aerospace & Defense	Energy	Other	Total
Ship Tons	289.1	313.2	26.7	63.1	—	692.1
Net Sales	$549.0	$539.1	$79.7	$136.6	$25.5	$1,329.9
Less: Surcharges	185.4	171.6	15.2	43.1	—	415.3
Base Sales	$363.6	$367.5	$64.5	$93.5	$25.5	$914.6
Net Sales / Ton	$1,899	$1,721	$2,985	$2,165	$—	$1,922
Surcharges / Ton	$641	$548	$569	$683	$—	$600
Base Sales / Ton	$1,258	$1,173	$2,416	$1,482	$—	$1,322

Liquidity and Capital Resources

Credit Agreement

On September 30, 2022, the Company, as borrower, and certain domestic subsidiaries of the Company, as subsidiary guarantors, entered into a Fourth Amended and Restated Credit Agreement (the "Amended Credit Agreement"), with JPMorgan Chase Bank, N.A., as administrative agent, and the lenders party thereto, which further amended and restated the Company's secured Third Amended and Restated Credit Agreement, dated as of October 15, 2019.

The Amended Credit Agreement extended the maturity date of the asset-based revolving credit facility (the "Credit Facility") from October 2024 to September 2027. Following the amendment, Credit Facility capacity remained at $400.0 million. Pursuant to the terms of the Amended Credit Agreement, the interest rate to be paid on any borrowings under the Credit Facility is now based on a two-tiered schedule rather than a three-tiered schedule with applicable rates decreasing by 25 basis points, references to LIBOR rates have been updated with references to SOFR rates, the advance rate on investment-grade eligible accounts receivable has been increased from 85% to 90%, and there has been an improvement in the springing fixed charge coverage ratio from 1.1x to 1.0x. The Credit Facility remains undrawn at this time.

Refer to "Note 11 - Financing Arrangements" in the Notes to the unaudited Consolidated Financial Statements for additional information.

Convertible Notes

In May 2016, the Company issued $75.0 million aggregate principal amount of Convertible Senior Notes due 2021, plus an additional $11.3 million principal amount to cover over-allotments.

In December 2020, the Company entered into separate, privately negotiated exchange agreements with a limited number of holders of the Company's then outstanding Convertible Senior Notes due 2021. Pursuant to the exchange agreements, the Company exchanged $46.0 million aggregate principal amount of Convertible Senior Notes due 2021 for $46.0 million aggregate principal amount of its new Convertible Senior Notes due 2025. The Company did not receive any cash proceeds from the issuance of the Convertible Senior Notes due 2025.

The Convertible Senior Notes due 2025 bear cash interest at a rate of 6.0% per year, payable semiannually on June 1 and December 1, beginning on June 1, 2021. The Convertible Senior Notes due 2025 will mature on December 1, 2025, unless earlier repurchased or converted. The net amount of this exchange was $44.5 million, after deducting the initial underwriters' fees and paying other transaction costs.

The Convertible Senior Notes due 2025 are convertible at the option of holders in certain circumstances and during certain periods into the Company's common shares, cash, or a combination thereof, at the Company's election. The Indenture for the Convertible Senior Notes due 2025 provides that notes will become convertible during a quarter when the share price for 20 trading days during the final 30 trading days of the immediately preceding quarter was greater than 130% of the conversion price. This criterion was met during the fourth quarter of 2024 (and each preceding quarter of 2024) and as such the notes can be converted at the option of the holders beginning January 1 through March 31, 2025. Whether the notes will be convertible following such period will depend on if this criterion, or another conversion condition, is met in the future. To date, no holders have elected to convert their notes during any optional conversion periods.

In the first half of 2022, the Company repurchased a total of $25.2 million aggregate principal amount of its Convertible Senior Notes Due 2025. There were no repurchases related to the Convertible Notes during the second half of 2022. Total cash paid to noteholders was $67.6 million. A loss on extinguishment of debt was recognized of $43.0 million, including a charge of $0.6 million for unamortized debt issuance costs related to the portion of debt extinguished, as well as the related transaction costs.

In the first quarter of 2023, the Company repurchased a total of $7.5 million aggregate principal amount of its Convertible Senior Notes Due 2025. Total cash paid to noteholders was $18.7 million. A loss on extinguishment of debt was recognized of $11.4 million, including a charge of $0.2 million for unamortized debt issuance costs related to the portion of debt extinguished, as well as the related transaction costs. As of December 31, 2023, the principal balance on the Convertible Senior Notes due 2025 was $13.3 million, while the Convertible Senior Notes due 2025, net is $13.2 million after consideration of unamortized debt issuance costs.

In the fourth quarter of 2024, the Company repurchased a total of $7.8 million aggregate principal amount of its Convertible Senior Notes due 2025. Total cash paid to noteholders was $17.2 million. A loss on extinguishment of debt of $9.4 million was recognized, including a charge of $0.1 million for unamortized debt issuance costs related to the portion of debt extinguished, as well as the related transaction costs. As of December 31, 2024, the principal balance of the Convertible Senior Notes due 2025 was $5.5 million, while the Convertible Senior Notes due 2025, net is $5.4 million after consideration of unamortized debt issuance costs.

For additional details regarding the Amended Credit Agreement and the Convertible Notes, please refer to "Note 11 - Financing Arrangements" in the Notes to the Consolidated Financial Statements, and for our discussion regarding risk factors related to our business and our debt, see Risk Factors in this Annual Report on Form 10-K.

Additional Liquidity Considerations

The following represents a summary of total liquidity available under the Amended Credit Agreement in effect as of December 31, 2024 and 2023:

	December 31,	
	2024	**2023**
Cash and cash equivalents	**$240.7**	$280.6
Credit Agreement:		
Maximum availability	**$400.0**	$400.0
Suppressed availability[1]	**(176.8)**	(135.8)
Availability	**223.2**	264.2
Credit facility amount borrowed	**—**	—
Letter of credit obligations	**(5.3)**	(5.4)
Availability not borrowed	**217.9**	258.8
Total liquidity	**$458.6**	$539.4

[1] As of December 31, 2024 and 2023, the Company had less than $400.0 million in collateral assets to borrow against.

Our principal sources of liquidity are cash and cash equivalents, cash flows from operations and available borrowing capacity under our Amended Credit Agreement. As of December 31, 2024, taking into account our view of industrial, automotive, aerospace & defense and energy market demand for our products, and our 2025 operating and long-range plan, we believe that our cash balance as of December 31, 2024, projected cash generated from operations, borrowings available under the Amended Credit Agreement and committed government funding to support capital investments, will be sufficient to satisfy our working capital needs, capital expenditures and other liquidity requirements associated with our operations, including servicing our debt and pension and postretirement benefit obligations, for at least the next twelve months.

To the extent our liquidity needs prove to be greater than expected or cash generated from operations is less than anticipated, and cash on hand or credit availability is insufficient, we would seek additional financing to provide additional liquidity. We regularly evaluate our potential access to the equity and debt capital markets as sources of liquidity and we believe additional financing would likely be available if necessary, although we can make no assurance as to the form or terms of any such financing.

We continue to evaluate the best use of our liquidity which would allow us to invest in profitable growth, maintain a strong balance sheet, and return capital to shareholders. We expect capital expenditures to be approximately $125 million in 2025, inclusive of approximately $90 million of capital expenditures funded by the U.S. government.

In the twelve months ended December 31, 2024, the Company contributed a total of $42.8 million in pension contributions, most of which related to the Bargaining Plan. In January 2025, the Company contributed an additional $5.3 million to the Bargaining Plan and expects total pension contributions of approximately $65.0 million in 2025.

During the first half of 2022, we privately negotiated early repurchases of $25.2 million aggregate principal amount of our Convertible Senior Notes Due 2025. In addition to reducing outstanding debt and generating $1.5 million of annual interest savings, the repurchases of convertible notes reduced diluted shares outstanding for the year ended December 31, 2022 by 2.3 million shares and, on a go-forward basis, reduced diluted shares outstanding by 3.2 million shares.

In the first quarter of 2023, we privately negotiated early repurchases of $7.5 million aggregate principal amount of our Convertible Senior Notes Due 2025. In addition to reducing outstanding debt and generating annual interest savings of $0.5 million, the repurchases of convertible notes reduced weighted average diluted shares outstanding for the year ended December 31, 2023 by 0.7 million shares and, on a go-forward basis, reduced diluted shares outstanding by 1.0 million shares.

In the fourth quarter of 2024, we privately negotiated early repurchases of $7.8 million aggregate principal amount of our Convertible Senior Notes Due 2025. In addition to reducing outstanding debt and generating annual interest savings of $0.5 million, the repurchases of convertible notes reduced weighted average diluted shares outstanding for the year ended December 31, 2024 by 0.1 million shares and, on a go-forward basis, reduced diluted shares outstanding by 1.0 million shares.

For additional details regarding the Amended Credit Agreement and the Convertible Notes, please refer to "Note 11 - Financing Arrangements" in the Notes to the Consolidated Financial Statements, and for our discussion regarding risk factors related to our business and our debt, see Risk Factors in this Annual Report on Form 10-K.

On December 20, 2021 Metallus announced that its Board of Directors authorized a share repurchase program under which the Company may repurchase up to $50.0 million of its outstanding common shares. On November 2, 2022, the Board of Directors authorized an additional $75.0 million towards its share repurchase program and on May 6, 2024 the Board of Directors authorized an additional $100.0 million. The share repurchase program is intended to return capital to shareholders while also offsetting dilution from annual equity compensation awards. The share repurchase program does not require the Company to acquire any dollar amount or number of shares and may be modified, suspended, extended or terminated by the Company at any time without prior notice. These authorizations reflect the continued confidence of the Board and senior leadership in the Company's ability to generate sustainable through-cycle profitability while maintaining a strong balance sheet and cash flow.

For the year ended December 31, 2024, the Company repurchased approximately 2.0 million common shares in the open market at an aggregate cost of $37.6 million, which equates to an average repurchase price of $18.45 per share. As of December 31, 2024, the Company had a balance of $102.8 million remaining under its share repurchase program. In total during 2024, 2023 and 2022, the Company repurchased 6.7 million common shares in the open market at an aggregate cost of $122.2 million.

Subsequent to December 31, 2024, the Company repurchased 0.2 million additional common shares in the open market at an aggregate cost of $3.3 million, which equates to an average repurchase price of $14.61 per share. As of February 17, 2025, the Company has $99.5 million remaining under its authorized share repurchase program.

Cash Flows

The following table reflects the major categories of cash flows for the years ended December 31, 2024, 2023, and 2022. For additional details, please refer to the Consolidated Statements of Cash Flows included in Item 8, "Financial Statements and Supplemental Data" of this Annual Report on Form 10-K.

	Year Ended December 31,		
	2024	**2023**	**2022**
Net cash provided (used) by operating activities	**$40.3**	$125.3	$134.5
Net cash provided (used) by investing activities	**(10.8)**	(49.9)	(21.7)
Net cash provided (used) by financing activities	**(68.9)**	(51.9)	(114.6)
Increase (Decrease) in Cash and Cash Equivalents	**$(39.4)**	$23.5	$(1.8)

Operating activities

Net cash provided by operating activities for the year ended December 31, 2024 was $40.3 million compared to net cash provided of $125.3 million for the year ended December 31, 2023. The change was primarily driven by lower profitability and higher pension contributions, partially offset by a decrease in cash from working capital during 2024 compared to 2023.

Investing activities

Net cash used by investing activities for the year ended December 31, 2024 was $10.8 million compared to net cash used of $49.9 million for the year ended December 31, 2023. The change was due to proceeds from government funding in 2024 compared to receiving no government funding in 2023, partially offset by higher capital spending in 2024.

Financing activities

Net cash used by financing activities for the year ended December 31, 2024 was $68.9 million compared to net cash used of $51.9 million for the year ended December 31, 2023. The change was primarily due to higher shares surrendered for taxes and common share repurchases compared to the same time period in 2023.

Contractual Obligations and Commitments

Our material cash commitments from known contractual and other obligations primarily consist of obligations for long-term debt and related interest, purchase commitments as part of normal operations, retirement benefits, and operating leases for property and equipment.

Refer to "Note 11 - Financing Arrangements" in the Notes to the Consolidated Financial Statements for more information regarding scheduled maturities of our long-term debt. Interest payments include interest on the Convertible Notes, as well as the unused commitment fee of 25 basis points related to the Amended Credit Agreement. Interest payable associated with our debt will be approximately $1.3 million due in the next twelve months and $1.7 million through maturity.

Purchase commitments are defined as agreements to purchase goods or services that are enforceable and legally binding. As of December 31, 2024, our undiscounted purchase commitments are approximately $117.1 million due in the next twelve months and $77.4 million due thereafter. Included in purchase commitments are certain obligations related to capital asset commitments, service agreements and energy consumed in our production processes. These purchase commitments do not represent our entire anticipated purchases in the future but represent only those items for which we are contractually obligated as of December 31, 2024. The majority of our products and services are purchased as needed, with no advance commitment. We do not have any off-balance sheet arrangements with unconsolidated entities or other persons.

Retirement benefits are paid from plan assets, cash and cash equivalents and borrowings available under the Amended Credit Agreement. These include payments to meet minimum funding requirements of our defined benefit pension plans, estimated benefit payments for our unfunded supplemental executive retirement pension, and estimated benefit payments for our postretirement plans. The retirement benefit funding requirements are estimated required contributions and are significantly affected by asset returns and several other variables. These amounts are subject to change year to year. These amounts are based on Company estimates and current funding laws; actual future payments may be different. Based on the results of the December 31, 2024 pension calculations, the Company estimates required Bargaining Plan contributions of approximately $65.0 million in 2025. Refer to "Note 12 - Retirement and Postretirement Plans" in the Notes to the Consolidated Financial Statements for further information related to the total pension and other postretirement benefit plans and expected benefit payments.

Refer to "Note 10 - Leases" in the Notes to the Consolidated Financial Statement for additional information on leases.

Critical Accounting Policies and Estimates

Our financial statements are prepared in accordance with U.S. GAAP. The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the periods presented. We review our critical accounting policies throughout the year.

New Accounting Guidance

See "Note 2 - Significant Accounting Policies" in the Notes to the Consolidated Financial Statements.

Revenue Recognition

Metallus recognizes revenue from contracts at a point in time when it has satisfied its performance obligations and the customer obtains control of the goods, at the amount that reflects the consideration the Company expects to receive for those goods.

Substantially all performance obligations arise from the sale of manufactured steel products. The Company receives and acknowledges purchase orders from its customers, which define the quantity, pricing, payment and other applicable terms and conditions. In some cases, the Company receives a blanket purchase order from its customer, which includes pricing, payment and other terms and conditions, with quantities defined at the time the customer issues periodic releases from the blanket purchase order.

Transfer of control and revenue recognition for substantially all the Company's sales occur upon shipment or delivery of the product, which is when title, ownership, and risk of loss pass to the customer and is based on the applicable customer shipping terms.

The Company invoices its customers at the time of title transfer. Payment terms are generally 30 days from the invoice date. Invoiced amounts are usually inclusive of shipping and handling activities incurred. Shipping and handling activities billed are included in net sales in the Consolidated Statements of Operations. The related costs incurred by the Company for the delivery of goods are classified as cost of products sold in the Consolidated Statements of Operations.

Certain contracts contain variable consideration, which primarily consists of rebates that are accounted for in net sales and accrued based on the estimated probability of the requirements being met.

Sales returns and allowances are treated as a reduction to net sales and are provided for primarily based on historical experience. These reserves also capture any potential warranty claims, which normally result in returned or replaced product.

The Company's contracts with certain Manufactured Components customers extend multiple years and generally average five years. While these contracts set the duration of time, they do not cover or guarantee volumes but rather are focused on piece prices, which are established at the inception of the contract. From time to time, subsequent pricing adjustments are agreed to through negotiation. Pricing adjustments are occasionally determined retroactively based on historical shipments. The Company recognizes revenue for these subsequent price adjustments when they are determined to be probable and estimable.

Inventory

Inventories are stated at lower of cost or net realizable value. All inventories, including raw materials, manufacturing supplies inventory as well as international (outside the U.S.) inventories, have been valued using the FIFO or average cost method.

Income Taxes

We are subject to income taxes in the U.S. and non-U.S. jurisdictions, and we account for income taxes in accordance with applicable accounting guidance. Deferred tax assets and liabilities are recorded for the future tax consequences attributable to differences between financial statement carrying amounts of existing assets and liabilities and their respective tax bases, as well as net operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. We record valuation allowances against deferred tax assets by tax jurisdiction when it is more likely than not that such assets will not be realized. In determining the need for a valuation allowance, the historical and projected financial performance of the entity recording the net deferred tax asset is considered along with any other pertinent information. Net deferred tax assets relate primarily to net operating losses and pension and other postretirement benefit obligations in the U.S., which we believe are more likely than not to result in future tax benefits.

In the ordinary course of our business, there are many transactions and calculations regarding which the ultimate income tax determination is uncertain. We are regularly under audit by tax authorities.

Accruals for uncertain tax positions are provided for in accordance with the requirements of applicable accounting guidance. We record interest and penalties related to uncertain tax positions as a component of income tax expense.

Benefit Plans

Metallus recognizes an overfunded status or underfunded status (e.g., the difference between the fair value of plan assets and the benefit obligations) as either an asset or a liability for its defined benefit pension and other postretirement benefit plans on the Consolidated Balance Sheets. The Company recognizes actuarial gains and losses immediately through net periodic benefit cost in the Consolidated Statements of Operations upon the annual remeasurement at December 31, or on an interim basis as triggering events warrant remeasurement. An example of a potential triggering event would be settlements. The Company's accounting policy is to recognize settlements during the quarter in which it is projected that the costs of all settlements during the year will be greater than the sum of the service cost and interest cost components of net periodic benefit cost. In addition, the Company uses fair value to account for the value of plan assets.

As of December 31, 2024, our projected benefit obligations related to our pension and other postretirement benefit plans were $537.1 million and $80.1 million, respectively, and the underfunded status of our pension and other postretirement benefit obligations were $140.5 million and $30.7 million, respectively. These benefit obligations were valued using a weighted average discount rate of 5.71% for pension benefit plans and 5.73% for other postretirement benefit plans. The determination of the discount rate is generally based on an index created from a hypothetical bond portfolio consisting of high-quality fixed income securities with durations that match the timing of expected benefit payments. Changes in the selected discount rate could have a material impact on our projected benefit obligations and the unfunded status of our pension and other postretirement benefit plans.

For the year ended December 31, 2024, net periodic pension expense was $18.4 million and postretirement benefit income was $4.0 million. In 2024, net periodic pension expense and other postretirement benefit income were calculated using a variety of assumptions, including a weighted average discount rate of 5.33% and 5.43%, respectively, and a weighted average expected return on plan assets of 7.15% and 5.80%, respectively. The expected return on plan assets is determined based on forward-looking current market pricing. The forward-looking analysis is performed using a building block approach incorporating inputs such as current yields, valuations, economic data and broad macroeconomic themes.

The net periodic benefit cost and benefit obligation are affected by applicable year-end assumptions. Sensitivities to these assumptions may be asymmetric and are specific to the time periods noted. The impact of changing multiple factors simultaneously cannot be calculated by combining the individual sensitivities. The sensitivity to changes in discount rate assumptions may not be linear. A sensitivity analysis of the projected incremental effect of a 0.25% increase (decrease), holding all other assumptions constant, is as follows:

	Hypothetical rate increase (decrease)	
	0.25%	(0.25)%
Discount rate		
Net periodic benefit cost (income), prior to annual remeasurement gains or losses	$0.6	$(0.6)
Benefit obligation	$(12.3)	$12.8
Return on plan assets		
Net periodic benefit cost (income), prior to annual remeasurement gains or losses	$(1.2)	$1.2

In 2025, net periodic pension expense is forecasted to be $7.3 million, while postretirement benefit income is forecasted to be $3.8 million. This estimate is based on a weighted average discount rate of 5.71% for the pension benefit plans and 5.73% for other postretirement benefit plans, as well as a weighted average expected return on assets of 7.62% for the pension benefit plans and 5.90% for the other postretirement benefit plans. Actual costs are dependent on various other factors related to participants covered by these plans. Adjustments to our actuarial assumptions could have a material impact on our operating results.

Please refer to "Note 12 - Retirement and Postretirement Plans" in the Notes to the Consolidated Financial Statements for further information related to our pension and other postretirement benefit plans.

Forward-Looking Statements

Certain statements set forth in this Annual Report on Form 10-K (including our forecasts, beliefs and expectations) that are not historical in nature are "forward-looking" statements within the meaning of the Private Securities Litigation Reform Act of 1995. In particular, Management's Discussion and Analysis of Financial Condition and Results of Operations contains numerous forward-looking statements. Forward-looking statements generally will be accompanied by words such as "anticipate," "aspire," "believe," "could," "estimate," "expect," "forecast," "outlook," "intend," "may," "plan," "possible," "potential," "predict," "project," "seek," "should," "strategic direction," "strategy," "target," "will," "would," or other similar words, phrases or expressions that convey the uncertainty of future events or outcomes. You are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date of this Form 10-K. We caution readers that actual results may differ materially from those expressed or implied in forward-looking statements made by or on behalf of us due to a variety of factors, such as:

- the effects of fluctuations in customer demand on sales, product mix and prices in the industries in which we operate. This includes: our ability to respond to rapid changes in customer demand including but not limited to changes in customer operating schedules due to supply chain constraints or unplanned work stoppages; the ability of customers to obtain financing to purchase the Company's products or equipment that contains its products; the effects of customer bankruptcies or liquidations; the impact of changes in industrial business cycles; and whether conditions of fair trade exist in the U.S. markets;

- changes in operating costs, including the effect of changes in our manufacturing processes; changes in costs associated with varying levels of operations and manufacturing capacity; availability of raw materials and energy; our ability to mitigate the impact of fluctuations in raw materials and energy costs and the effectiveness of our surcharge mechanism; changes in the expected costs associated with product warranty claims; changes resulting from inventory management, cost reduction initiatives and different levels of customer demands; the effects of unplanned work stoppages; availability of skilled labor; and changes in the cost of labor and benefits;

- the success of our operating plans, announced programs, initiatives and capital investments; the consistency to meet demand levels following unplanned downtime; and our ability to maintain appropriate relations with the union that represents our associates in certain locations in order to avoid disruptions of business;

- whether we are able to successfully implement actions designed to improve profitability on anticipated terms and timetables and whether we are able to fully realize the expected benefits of such actions;

- the Company's pension obligations and investment performance;

- with respect to the Company's ability to achieve its sustainability goals, including its 2030 environmental goals, the ability to meet such goals within the expected timeframe, changes in laws, regulations, prevailing standards or public policy, the alignment of the scientific community on measurement and reporting approaches, the complexity of commodity supply chains and the evolution of and adoption of new technology, including traceability practices, tools and processes;

- availability of property insurance coverage at commercially reasonable rates or insufficient insurance coverage to cover claims or damages;

- the availability of financing and interest rates, which affect the Company's cost of funds and/or ability to raise capital;

- the effects of the conditional conversion feature of the Convertible Senior Notes due 2025, which, if triggered, entitles holders to convert the notes at any time during specified periods at their option and therefore could result in potential dilution if the holder elects to convert and the Company elects to satisfy a portion or all of the conversion obligation by delivering common shares instead of cash;

- the impacts from any repurchases of our common shares and convertible notes, including the timing and amount of any repurchases;

- competitive factors, including changes in market penetration; increasing price competition by existing or new foreign and domestic competitors; the introduction of new products by existing and new competitors; and new technology that may impact the way our products are sold or distributed;

- deterioration in global economic conditions, or in economic conditions in any of the geographic regions in which we conduct business, including additional adverse effects from global economic slowdown, terrorism or hostilities. This includes: political risks associated with the potential instability of governments and legal systems in countries in which we or our customers conduct business, and changes in currency valuations;

- the impact of global conflicts on the economy, sourcing of raw materials, and commodity prices;

- climate-related risks, including environmental and severe weather caused by climate changes, and legislative and regulatory initiatives addressing global climate change or other environmental concerns;

- unanticipated litigation, claims or assessments, including claims or problems related to intellectual property, product liability or warranty, employment matters, regulatory compliance and environmental issues and taxes, among other matters;

- cyber-related risks, including information technology system failures, interruptions and security breaches;

- the potential impact of pandemics, epidemics, widespread illness or other health issues;

- with respect to the equipment investments to support the U.S. Army's mission of ramping up munitions production in the coming years, whether the funding awarded to support these investments is received on the anticipated timetable, whether the Company is able to successfully complete the installation and commissioning of the new assets on the targeted budget and timetable, and whether the anticipated increase in throughput is achieved; and

47

- those items identified under the caption Risk Factors in our Annual Report on Form 10-K.

You are cautioned that it is not possible to predict or identify all of the risks, uncertainties and other factors that may affect future results, and that the above list should not be considered to be a complete list. Except as required by the federal securities laws, we undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. Further, this report includes our current policy and intent and is not intended to create legal rights or obligations. Certain standards of measurement and performance contained in this report are developing and based on assumptions, and no assurance can be given that any plan, objective, initiative, projection, goal, mission, commitment, expectation, or prospect set forth in this report can or will be achieved. Inclusion of information in this report is not an indication that the subject or information is material to our business or operating results.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk

Our borrowings include both fixed and variable-rate debt. The variable debt consists principally of borrowings under our Credit Agreement. We are exposed to the risk of rising interest rates to the extent we fund our operations with these variable-rate borrowings. As of December 31, 2024, we have $5.5 million of aggregate debt outstanding. None of our outstanding debt as of December 31, 2024 has variable interest rates, thus a rise in interest rates would not impact our interest expense at this point in time.

Foreign Currency Exchange Rate Risk

Fluctuations in the value of the U.S. dollar compared to foreign currencies may impact our earnings. Geographically, our sales are primarily made to customers in the United States. Currency fluctuations could impact us to the extent they impact the currency or the price of raw materials in foreign countries in which our competitors operate or have significant sales.

Commodity Price Risk

In the ordinary course of business, we are exposed to market risk with respect to commodity price fluctuations, primarily related to our purchases of raw materials and energy, principally scrap steel, other ferrous and non-ferrous metals, alloys, natural gas and electricity. Additionally, the current and potential future global conflicts could also exacerbate inflationary pressures throughout the global economy and lead to potential market disruptions, such as significant volatility in commodity prices and supply chain disruptions. Although our business has not been materially impacted by current conflicts to date, it is difficult to predict the extent to which our operations, or those of our suppliers, will be impacted in the future.

Whenever possible, we manage our exposure to commodity risks primarily through the use of supplier pricing agreements that enable us to establish the purchase prices for certain inputs that are used in our manufacturing business. We utilize a raw material surcharge as a component of pricing steel to pass through the cost increases of scrap, alloys and other raw materials, as well as energy. From time to time, we may use financial instruments to hedge a portion of our exposure to commodity price risk. In periods of stable demand for our products, the surcharge mechanism has worked effectively to reduce the normal time lag in passing through higher raw material costs so that we can maintain our gross margins. When demand and cost of raw materials are lower, however, the surcharge impacts sales prices to a lesser extent.

Item 8. Financial Statements and Supplementary Data

Index to Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Metallus Inc. (the Company) as of December 31, 2024 and 2023, and the related consolidated statements of operations, comprehensive income (loss), shareholders' equity and cash flows for each of the three years in the period ended December 31, 2024, and the related notes and the financial statement schedule listed in the Index at Item 15a (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company at December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated February 27, 2025, expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Accounting for pension and other postretirement benefit obligations

Description of the Matter	At December 31, 2024, the Company's aggregate defined benefit pension and other postretirement benefit obligation was $617.2 million and exceeded the fair value of defined benefit pension and other postretirement plan assets of $446.0 million, resulting in an unfunded defined benefit pension and other postretirement benefit obligation of $171.2 million. As explained in Note 2 and Note 12 to the consolidated financial statements, the Company recognizes actuarial gains and losses immediately through net periodic benefit cost upon the annual remeasurement in the fourth quarter, or on an interim basis if specific events trigger a remeasurement, through updating the estimates used to measure the defined benefit pension and other postretirement benefit obligations and plan assets to reflect the actual return on plan assets and updated actuarial assumptions.
	Auditing the defined benefit pension and other postretirement benefit obligations was complex due to the highly judgmental nature of the actuarial assumptions (e.g., discount rate and mortality rate) used in the measurement process. These assumptions had a significant effect on the benefit obligations.
How We Addressed the Matter in Our Audit	We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the Company's accounting for the measurement of defined benefit pension and other postretirement benefit obligations. For example, we tested controls over management's review of the defined benefit pension and other postretirement benefit obligation calculations, the relevant data inputs and the significant actuarial assumptions, discussed above, used in the calculations.
	To test the defined benefit pension and other postretirement benefit obligations, our audit procedures included, among others, evaluating the methodology used, the significant actuarial assumptions discussed above, and the underlying data used by the Company. We compared the actuarial assumptions used by management to historical trends and evaluated the change in the defined benefit pension and other postretirement benefit obligations from prior year due to the change in service cost, interest cost, actuarial gains and losses, benefit payments, contributions and other activities. In addition, we involved an actuarial specialist to assist with our procedures. For example, we evaluated management's methodology for determining the discount rate that reflects the maturity and duration of the benefit payments and is used to measure the defined benefit pension and other postretirement benefit obligations. In certain instances, as part of this assessment, we compared the projected cash flows to prior year and compared the current year benefits paid to the prior year projected cash flows. To evaluate the mortality rate, we assessed whether the information is consistent with publicly available information, and whether any market data adjusted for entity-specific adjustments were applied. We also tested the completeness and accuracy of the underlying data, including the participant data used in the determination of the pension and other postretirement benefit obligations.

/s/ Ernst & Young LLP

We have served as the Company's auditors since 2012.

Cleveland, Ohio
February 27, 2025

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Metallus Inc.

Opinion on Internal Control over Financial Reporting

We have audited Metallus Inc.'s internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Metallus Inc. (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2024 and 2023, and the related consolidated statements of operations, comprehensive income (loss), shareholders' equity and cash flows for each of the three years in the period ended December 31, 2024, and the related notes and the financial statement schedule listed in the Index at Item 15a and our report dated February 27, 2025 expressed an unqualified opinion thereon.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Report of Management on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young LLP

Cleveland, Ohio
February 27, 2025

Metallus Inc.

Consolidated Statements of Operations

	Year Ended December 31,		
	2024	**2023**	**2022**
(Dollars in millions, except per share data)			
Net sales	**$1,084.0**	$1,362.4	$1,329.9
Cost of products sold	**986.3**	1,175.9	1,203.2
Gross Profit	**97.7**	186.5	126.7
Selling, general and administrative expenses	**87.7**	84.6	73.8
Restructuring charges	**—**	—	0.8
Loss (gain) on sale or disposal of assets, net	**0.6**	(2.5)	1.9
Interest (income) expense, net	**(9.6)**	(7.1)	0.6
Loss on extinguishment of debt	**9.4**	11.4	43.1
Other (income) expense, net	**5.0**	3.7	(90.6)
Income (Loss) Before Income Taxes	**4.6**	96.4	97.1
Provision (benefit) for income taxes	**3.3**	27.0	32.0
Net Income (Loss)	**$1.3**	$69.4	$65.1
Per Share Data:			
Basic earnings (loss) per share	**$0.03**	$1.58	$1.42
Diluted earnings (loss) per share	**$0.03**	$1.47	$1.30

See accompanying Notes to the Consolidated Financial Statements.

Metallus Inc.
Consolidated Statements of Comprehensive Income (Loss)

	Year Ended December 31,		
	2024	**2023**	**2022**
(Dollars in millions)			
Net income (loss)	**$1.3**	$69.4	$65.1
Other comprehensive income (loss), net of benefit (provision) for income taxes of $0.1 million in 2024, $(0.2) million in 2023, and $0.4 million in 2022:			
Foreign currency translation adjustments	**(1.2)**	0.3	(1.7)
Pension and postretirement liability adjustments	**(3.5)**	(2.6)	(4.3)
Other comprehensive income (loss), net of tax	**(4.7)**	(2.3)	(6.0)
Comprehensive Income (Loss), net of tax	**$(3.4)**	$67.1	$59.1

See accompanying Notes to the Consolidated Financial Statements.

Metallus Inc.
Consolidated Balance Sheets

	December 31,	
	2024	**2023**
(Dollars in millions)		
ASSETS		
Current Assets		
Cash and cash equivalents	**$240.7**	$280.6
Accounts receivable, net of allowances (2024 - $1.7 million; 2023 - $2.0 million)	**90.8**	113.2
Inventories, net	**219.8**	228.0
Deferred charges and prepaid expenses	**29.9**	10.3
Other current assets	**6.1**	24.7
Total Current Assets	**587.3**	656.8
Property, plant and equipment, net	**507.3**	492.5
Operating lease right-of-use assets	**11.7**	11.4
Pension assets	**5.5**	9.9
Intangible assets, net	**3.4**	2.7
Other non-current assets	**1.5**	2.0
Total Assets	**$1,116.7**	$1,175.3
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities		
Accounts payable	**$119.2**	$133.3
Salaries, wages and benefits	**16.8**	26.8
Accrued pension and postretirement costs	**66.5**	43.5
Current operating lease liabilities	**4.8**	5.0
Current convertible notes, net	**5.4**	13.2
Government funding liabilities	**53.5**	—
Other current liabilities	**15.3**	26.6
Total Current Liabilities	**281.5**	248.4
Credit Agreement	**—**	—
Non-current operating lease liabilities	**6.9**	6.4
Accrued pension and postretirement costs	**110.2**	160.5
Deferred income taxes	**14.3**	15.0
Other non-current liabilities	**13.3**	13.4
Total Liabilities	**426.2**	443.7
Shareholders' Equity		
Preferred shares, without par value; authorized 10.0 million shares, none issued	**—**	—
Common shares, without par value; authorized 200.0 million shares; issued 2024 - 48.2 million shares; issued 2023 - 47.1 million shares	**—**	—
Additional paid-in capital	**843.9**	844.2
Retained deficit	**(52.4)**	(53.7)
Treasury shares - 2024 - 5.9 million; 2023 - 4.0 million	**(108.7)**	(71.3)
Accumulated other comprehensive income (loss)	**7.7**	12.4
Total Shareholders' Equity	**690.5**	731.6
Total Liabilities and Shareholders' Equity	**$1,116.7**	$1,175.3

See accompanying Notes to the Consolidated Financial Statements.

Metallus Inc.
Consolidated Statements of Shareholders' Equity

(Dollars in millions)	Common Shares Outstanding	Additional Paid-in Capital	Retained Earnings (Deficit)	Treasury Shares	Accumulated Other Comprehensive Income (Loss)	Total
Balance at December 31, 2021	46,268,855	$832.1	$(188.2)	$—	$20.7	$664.6
Net income (loss)	—	—	65.1	—	—	65.1
Other comprehensive income (loss)	—	—	—	—	(6.0)	(6.0)
Stock-based compensation expense	342,805	8.8	—	—	—	8.8
Stock option activity	499,040	8.0	—	—	—	8.0
Purchase of treasury shares, including excise tax	(3,026,491)	—	—	(52.0)	—	(52.0)
Issuance of treasury shares	97,475	(1.7)	—	1.7	—	—
Shares surrendered for taxes	(116,793)	(0.2)	—	(1.8)	—	(2.0)
Balance at December 31, 2022	44,064,891	$847.0	$(123.1)	$(52.1)	$14.7	$686.5
Net income (loss)	—	—	69.4	—	—	69.4
Other comprehensive income (loss)	—	—	—	—	(2.3)	(2.3)
Stock-based compensation expense	—	11.5	—	—	—	11.5
Stock option activity	322,074	2.8	—	—	—	2.8
Purchase of treasury shares, including excise tax	(1,713,743)	(0.3)	—	(32.6)	—	(32.9)
Issuance of treasury shares	640,549	(16.8)	—	16.8	—	—
Shares surrendered for taxes	(177,460)	—	—	(3.4)	—	(3.4)
Balance at December 31, 2023	43,136,311	$844.2	$(53.7)	$(71.3)	$12.4	$731.6
Net income (loss)	—	—	1.3	—	—	1.3
Other comprehensive income (loss)	—	—	—	—	(4.7)	(4.7)
Stock-based compensation expense	—	14.0	—	—	—	14.0
Stock option activity	134,552	1.4	—	—	—	1.4
Purchase of treasury shares, including excise tax	(2,037,110)	—	—	(37.6)	—	(37.6)
Issuance of treasury shares	1,780,574	(15.7)	—	15.7	—	—
Shares surrendered for taxes	(747,019)	—	—	(15.5)	—	(15.5)
Balance at December 31, 2024	42,267,308	$843.9	$(52.4)	$(108.7)	$7.7	$690.5

See accompanying Notes to the Consolidated Financial Statements.

Metallus Inc.
Consolidated Statements of Cash Flows

	Year Ended December 31,		
	2024	**2023**	**2022**
(Dollars in millions)			
CASH PROVIDED (USED)			
Operating Activities			
Net income (loss)	**$1.3**	$69.4	$65.1
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:			
Depreciation and amortization	**54.1**	56.9	58.3
Amortization of deferred financing fees	**0.5**	0.5	0.7
Loss on extinguishment of debt	**9.4**	11.4	43.1
Loss (gain) on sale or disposal of assets, net	**0.6**	(2.5)	1.9
Deferred income taxes	**0.5**	(9.7)	24.9
Stock-based compensation expense	**14.0**	11.5	8.8
Pension and postretirement (benefit) expense, net	**14.4**	47.1	(40.5)
Changes in operating assets and liabilities:			
Accounts receivable, net	**21.7**	(33.4)	21.3
Inventories, net	**7.3**	(34.9)	18.8
Accounts payable	**(19.2)**	15.3	(33.2)
Other accrued expenses	**(21.7)**	5.3	(8.8)
Deferred charges and prepaid expenses	**(19.6)**	(3.9)	(2.6)
Pension and postretirement contributions and payments	**(45.5)**	(2.8)	(5.4)
Other, net	**22.5**	(4.9)	(17.9)
Net Cash Provided (Used) by Operating Activities	**40.3**	125.3	134.5
Investing Activities			
Capital expenditures	**(64.3)**	(51.6)	(27.1)
Proceeds from government funding	**53.5**	—	—
Proceeds from disposals of property, plant and equipment	**—**	1.7	5.4
Net Cash Provided (Used) by Investing Activities	**(10.8)**	(49.9)	(21.7)
Financing Activities			
Purchase of treasury shares	**(37.6)**	(32.6)	(52.0)
Proceeds from exercise of stock options	**1.4**	2.8	8.0
Shares surrendered for employee taxes on stock compensation	**(15.5)**	(3.4)	(2.0)
Repayments on convertible notes	**(17.2)**	(18.7)	(67.6)
Debt issuance costs	**—**	—	(1.0)
Net Cash Provided (Used) by Financing Activities	**(68.9)**	(51.9)	(114.6)
Increase (Decrease) in Cash, Cash Equivalents, and Restricted Cash	**(39.4)**	23.5	(1.8)
Cash, Cash Equivalents, and Restricted Cash at Beginning of Period	**281.3**	257.8	259.6
Cash, Cash Equivalents, and Restricted Cash at End of Period	**$241.9**	$281.3	$257.8

The following table provides a reconciliation of cash, cash equivalents, and restricted cash reported within the Consolidated Balance Sheets that sum to the total of the same such amounts shown in the Consolidated Statements of Cash Flows:

Cash and cash equivalents	**$240.7**	$280.6	$257.2
Restricted cash reported in other current assets	**1.2**	0.7	0.6
Total cash, cash equivalents, and restricted cash shown in the Consolidated Statements of Cash Flows	**$241.9**	$281.3	$257.8

See accompanying Notes to the Consolidated Financial Statements.

Metallus Inc.
Notes to Consolidated Financial Statements
(dollars in millions, except per share data)

Note 1 - Basis of Presentation

Metallus Inc. (the "Company" or "Metallus") manufactures alloy steel, as well as carbon and micro-alloy steel using electric arc furnace ("EAF") technology. Metallus' portfolio includes special bar quality ("SBQ") bars, seamless mechanical tubing ("tubes"), manufactured components, such as precision steel components, and billets. Additionally, Metallus manages raw material recycling programs, which are used internally as a feeder system for our melt operations and allow us to sell scrap not used in our operations to third parties. The Company's products and services are used in a diverse range of demanding applications in the following end-markets: industrial, which includes industrial equipment, mining, construction, rail, heavy truck, agriculture and power generation; automotive; aerospace & defense; and energy.

The SBQ bar, tube, and billet production processes take place at the Company's Canton, Ohio manufacturing location. This location accounts for all of the SBQ bars, seamless mechanical tubes and billets the Company produces and includes three manufacturing facilities: the Faircrest, Harrison, and Gambrinus facilities. Metallus' production of manufactured components takes place at two downstream manufacturing facilities: Tryon Peak (Columbus, North Carolina) and St. Clair (Eaton, Ohio). Many of the production processes are integrated, and the manufacturing facilities produce products that are sold in all of the Company's markets. As a result, investments in the Company's facilities and resource allocation decisions affecting the Company's operations are designed to benefit the overall business, not any specific aspect of the business.

Our annual melt capacity is approximately 1.2 million tons and our shipment capacity is approximately 0.9 million tons. In addition to our internal melt capacity, the Company periodically purchases third party melt to supplement customer demand and leverage our downstream operations.

Basis of Consolidation:

The Consolidated Financial Statements include the consolidated assets, liabilities, revenues and expenses related to Metallus as of December 31, 2024, 2023 and 2022. All significant intercompany accounts and transactions within Metallus have been eliminated in the preparation of the Consolidated Financial Statements.

Use of Estimates:

The preparation of these Consolidated Financial Statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the Consolidated Financial Statements and accompanying notes. These estimates and assumptions are reviewed and updated regularly to reflect recent experience.

Presentation:

Certain items previously reported in specific financial statement captions have been reclassified to conform with current year presentation.

Note 2 - Significant Accounting Policies

Revenue Recognition:

Metallus recognizes revenue from contracts at a point in time when it has satisfied its performance obligation and the customer obtains control of the goods, at the amount that reflects the consideration the Company expects to receive for those goods.

Substantially all performance obligations arise from the sale of manufactured steel products. The Company receives and acknowledges purchase orders from its customers, which define the quantity, pricing, payment and other applicable terms and conditions. In some cases, the Company receives a blanket purchase order from its customer, which includes pricing, payment and other terms and conditions, with quantities defined at the time the customer issues periodic releases from the blanket purchase order.

Transfer of control and revenue recognition for substantially all the Company's sales occur upon shipment or delivery of the product, which is when title, ownership, and risk of loss pass to the customer and is based on the applicable customer shipping terms.

The Company invoices its customers at the time of title transfer. Payment terms are generally 30 days from the invoice date. Invoiced amounts are usually inclusive of shipping and handling activities incurred. Shipping and handling activities billed are included in net sales in the Consolidated Statements of Operations. The related costs incurred by the Company for the delivery of goods are classified as cost of products sold in the Consolidated Statements of Operations.

Certain contracts contain variable consideration, which primarily consists of rebates that are accounted for in net sales and accrued based on the estimated probability of the requirements being met.

Sales returns and allowances are treated as a reduction to net sales and are provided for primarily based on historical experience. These reserves also capture any potential warranty claims, which normally result in returned or replaced product.

The Company's contracts with certain Manufactured Components customers extend multiple years and generally average five years. While these contracts set the duration of time, they do not cover or guarantee volumes but rather are focused on piece prices, which are established at the inception of the contract. From time to time, subsequent pricing adjustments are agreed to through negotiation. Pricing adjustments are occasionally determined retroactively based on historical shipments. The Company recognizes revenue for these subsequent price adjustments when they are determined to be probable and estimable. For the year ended December 31, 2023, the Company recognized $16.0 million in subsequent pricing adjustments. There were no subsequent price adjustments recognized for the year ended December 31, 2024.

Cash Equivalents and Restricted Cash:

Metallus considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

The Company's restricted cash balance represents an imprest cash account used for the funding of employee healthcare costs. Funding of this account began in 2022 when the Company changed its healthcare plan administrator. The balance of restricted cash as of December 31, 2024 was $1.2 million, which is included in other current assets on the Consolidated Balance Sheets. The Company had $0.7 million of restricted cash as of December 31, 2023.

Accounts Receivables, Net:

The Company's accounts receivables arise from sales to customers across the industrial, automotive, aerospace & defense, and energy end markets. The allowance for doubtful account reserve has been established using qualitative and quantitative methods. In general, account balances are fully reserved when greater than one year of age or sent to third party collection. Account balances for customers that are viewed as higher risk are also analyzed for a reserve. In addition to these methods, the allowance for doubtful accounts is adjusted for forward-looking estimates of uncollectible balances based on end-market outlook and dynamics. Historically, write-offs for Metallus' allowance for doubtful accounts have been immaterial.

Inventories, Net:

Inventories are stated at lower of cost or net realizable value. All inventories, including raw materials, manufacturing supplies inventory, as well as international (outside the U.S.) inventories, have been valued using the FIFO or average cost method.

Property, Plant and Equipment, Net:

Property, plant and equipment, net are valued at cost less accumulated depreciation. Maintenance and repairs are charged to expense as incurred. The provision for depreciation is computed principally by the straight-line method based upon the estimated useful lives of the assets. The useful lives are approximately 30 years for buildings and 3 to 20 years for machinery and equipment.

Intangible Assets, Net:

Intangible assets, net are valued at cost less accumulated amortization. Intangible assets subject to amortization are amortized using a straight-line method over their legal or estimated useful lives. Definite lived intangible assets are primarily capitalized software with a weighted average useful life of 8 years and amortization expense of $1.7 million, $2.3 million and $2.8 million for the years ended December 31, 2024, 2023 and 2022. Intangible assets subject to amortization are amortized using a straight-line method over their legal or estimated useful lives.

Government Funding:

In November 2021, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2021-10, "Government Assistance (Topic 832), Disclosures by Business Entities about Government Assistance", which requires business entities to provide disclosures on material government assistance transactions for annual reporting periods. The Company prospectively applied the guidance in conjunction with the agreement with the United States Army entered into during the first quarter of 2024 to support the Army's mission of ramping up munitions production in the coming years. In accordance with "International Accounting Standards ("IAS") 20 – Accounting for Government Grants and Disclosure of Government Assistance", funding for capital expenditures is recorded as a reduction to property, plant and equipment at the completion of the project, as the primary conditions for receipt of these funds are to build-out new assets to support increased munitions production for the United States Army.

For the year ended December 31, 2024, the Company received $53.5 million in funding related to this agreement and recorded the funding as a current liability on the Consolidated Balance Sheets and as investing within the Consolidated Cash Flows. There was $8.0 million in capital spending related to assets associated with this agreement in 2024.

In February 2025, the Company received an additional $11.9 million in funding related to this agreement.

Impairment and Disposal of Long-lived Assets, Net:

Long-lived assets (including property, plant and equipment, tangible assets and intangible assets subject to amortization) are reviewed for impairment when events or changes in circumstances have occurred indicating that the carrying value of the assets may not be recoverable.

Metallus tests recoverability of long-lived assets at the lowest level for which there are identifiable cash flows that are independent from the cash flows of other assets. Assets and asset groups held and used are measured for recoverability by comparing the carrying amount of the asset or asset group to the sum of future undiscounted net cash flows expected to be generated by the asset or asset group.

If an asset or asset group is considered to be impaired, the impairment loss that would be recognized is the amount by which the carrying amount of the assets exceeds the fair value of the assets. To determine fair value, Metallus uses internal cash flow estimates discounted at an appropriate interest rate, third party appraisals, as appropriate, and/or market prices of similar assets, when available.

Refer to "Note 9 - Property, Plant and Equipment" for additional information.

Income Taxes:

Deferred tax assets and liabilities are recorded for the future tax consequences attributable to differences between financial statement carrying amounts of existing assets and liabilities and their respective tax bases, as well as net operating loss and tax credit carryforwards. Metallus accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, deferred tax assets and liabilities are determined on the basis of the differences between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. Metallus recognizes deferred tax assets to the extent Metallus believes these assets are more likely than not to be realized. In making such a determination, Metallus considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If Metallus determines that it would be able to realize deferred tax assets in the future in excess of their net recorded amount, Metallus would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes.

Metallus records uncertain tax positions in accordance with applicable accounting guidance, on the basis of a two-step process whereby (1) Metallus determines whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position, and (2) for those tax positions that meet the more-likely-than-not recognition threshold, Metallus recognizes the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority.

Metallus recognizes interest and penalties related to unrecognized tax benefits within the provision (benefit) for income taxes line in the accompanying Consolidated Statements of Operations, if applicable. Accrued interest and penalties are included within the related tax liability line in the Consolidated Balance Sheets.

Pension and Other Postretirement Benefits:

Metallus recognizes an overfunded status or underfunded status (e.g., the difference between the fair value of plan assets and the benefit obligations) as either an asset or a liability for its defined benefit pension and other postretirement benefit plans on the Consolidated Balance Sheets. The Company recognizes actuarial gains and losses immediately through net periodic benefit cost in the Consolidated Statements of Operations upon the annual remeasurement at December 31, or on an interim basis as triggering events warrant remeasurement. An example of a potential triggering event would be settlements. The Company's accounting policy is to recognize settlements during the quarter in which it is projected that the costs of all settlements during the year will be greater than the sum of the service cost and interest cost components of net periodic benefit cost. In addition, the Company uses fair value to account for the value of plan assets.

Stock-Based Compensation:

Metallus recognizes stock-based compensation expense based on the grant date fair value of the stock-based awards over their required vesting period on a straight-line basis, whether the awards were granted with graded or cliff vesting. Stock options are issued with an exercise price equal to the closing market price of Metallus common shares on the date of grant. The fair value of stock options is determined using a Black- Scholes option pricing model, which incorporates assumptions regarding the expected volatility, the expected option life, the risk-free interest rate and the expected dividend yield.

Annual grants of performance-based restricted stock units vest based on achievement of a relative total shareholder return ("TSR") metric. The TSR metric is considered a market condition, which requires Metallus to reflect it in the fair value on grant date using an advanced option-pricing model. The fair value of each performance share was therefore determined using a Monte Carlo valuation model, a generally accepted lattice pricing model. The Monte Carlo valuation model, among other factors, uses commonly-accepted economic theory underlying all valuation models, estimates fair value using simulations of future share prices based on stock price behavior and considers the correlation of peer company returns in determining fair value.

In the fourth quarter of 2023, the Board approved and authorized a performance-based Transformation Incentive Grant program (the "Transformation Incentive Grant Program"). Under the Transformation Incentive Grant Program, certain employees were granted performance-based restricted stock unit awards designed to be earned based upon the closing price performance of the Company's common shares during a performance period running from December 1, 2023 through December 31, 2026. Similar to the annual performance-based restricted stock units, the fair value of each share is determined using a Monte Carlo valuation model, a generally accepted lattice pricing model. There were no additional grants under the Transformation Incentive Grant Program during 2024.

The fair value of stock-based awards that will settle in Metallus common shares, other than stock options and performance-based restricted stock units, is based on the closing market price of Metallus common shares on the grant date.

Metallus recognizes all excess tax benefits and tax deficiencies as income tax expense or benefit in the Consolidated Statements of Operations. The excess tax benefits and tax deficiencies are considered discrete items in the reporting period they occur and are not included in the estimate of an entity's annual effective tax rate.

Adoption of New Accounting Standards

The Company adopted the following Accounting Standard Updates ("ASU") during 2024:

Standard Adopted	Description	Date of Adoption	Impact
ASU 2023-07, Segment Reporting - Improvements to Reportable Segment Disclosures	The standard enhances reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses.	January 1, 2024	The Company adopted this standard retrospectively to all periods presented in the Form 10-K for the year ended December 31, 2024. The guidance resulted in additional disclosures and does not impact recognition or measurement in our Consolidated Financial Statements. Refer to Note 3 - Segment Information.

Accounting Standards Issued But Not Yet Adopted

The Company has considered the recent ASU's issued by the Financial Accounting Standards Board summarized below:

Standard Adopted	Description	Date of Adoption	Impact
ASU 2024-03, Disaggregated Expenses	The standard enhances the detail of expenses presented in the income statement including items such as: (a) purchases of inventory, (b) employee compensation, (c) depreciation, (d) intangible asset amortization.	January 1, 2027	The Company is currently evaluating the impact of the adoption of this ASU on its disclosures. The standard has no impact on the results of operations and financial condition.
ASU 2023-09, Income Taxes (Topic 740) - Improvements to Income Tax Disclosures	The standard enhances income tax disclosures primarily related to the rate reconciliation and income taxes paid.	January 1, 2025	The Company is currently evaluating the impact of the adoption of this ASU on its results of operations and financial condition.

Note 3 - Segment Information

We conduct our business activities and report financial results as one business segment. The presentation of financial results as one reportable segment is consistent with the way the Company operates its business and is consistent with the manner in which the Chief Operating Decision Maker ("CODM") evaluates performance and makes resource and operating decisions for the business as described above. Our CODM is our President and Chief Executive Officer. Furthermore, the Company notes that monitoring financial results as one reportable segment helps the CODM manage costs on a consolidated basis, consistent with the integrated nature of the operations. The CODM uses Net Income (Loss), as reported on our Consolidated Statements of Operations, in evaluating performance of the Company and determining how to allocate resources of the Company as a whole. As the CODM evaluates performance on a consolidated basis, all required financial segment information is included in our consolidated financial statements.

Geographic Information

Net sales by geographic area are reported by the country in which the customer is domiciled. Long-lived assets include property, plant and equipment and intangible assets subject to amortization. Long-lived assets by geographic area are reported by the location of the Metallus operations to which the asset is attributed.

	Year Ended December 31,		
	2024	**2023**	**2022**
Net Sales:			
United States	**$951.0**	$1,239.4	$1,201.3
Foreign	**133.0**	123.0	128.6
	$1,084.0	$1,362.4	$1,329.9

	December 31,	
	2024	**2023**
Long-lived Assets, net:		
United States	**$522.0**	$506.2
Foreign	**0.4**	0.4
	$522.4	$506.6

Note 4 - Revenue Recognition

The following table provides the major sources of revenue by end-market for the years ended December 31, 2024, 2023 and 2022:

	Year Ended December 31,		
	2024	**2023**	**2022**
Industrial	**$390.5**	533.3	549.0
Automotive	**452.3**	531.9	539.1
Aerospace and Defense	**134.9**	115.0	79.7
Energy	**87.3**	160.4	136.6
Other[1]	**19.0**	21.8	25.5
Total Net Sales	**$1,084.0**	$1,362.4	$1,329.9

[1] "Other" sales by end-market includes the Company's scrap sales.

The following table provides the major sources of revenue by product type for the years ended December 31, 2024, 2023 and 2022:

	Year Ended December 31,		
	2024	2023	2022
Bar	$641.8	$917.1	$887.4
Tube	139.1	170.1	173.7
Manufactured components	284.1	253.4	243.3
Other[2]	19.0	21.8	25.5
Total Net Sales	$1,084.0	$1,362.4	$1,329.9

[2] "Other" for sales by product type relates to the Company's scrap sales.

Contract liabilities are recognized when the Company has received consideration from a customer to transfer goods at a future point in time. Contract liabilities are primarily related to deferred revenue resulting from cash payments received in advance from customers and are included in other current liabilities on the Consolidated Balance Sheets. There were no contract liabilities as of December 31, 2024 and $0.8 million as of December 31, 2023.

Note 5 - Other (Income) Expense, net

The following table provides the components of other (income) expense, net for the years ended December 31, 2024, 2023 and 2022:

	Year Ended December 31,		
	2024	2023	2022
Pension and postretirement non-service benefit (income) loss	$(5.7)	$ (4.6)	$(20.3)
Loss (gain) from remeasurement of benefit plans	10.3	40.6	(35.4)
Foreign currency exchange loss (gain)	0.4	—	(0.2)
Insurance recoveries	—	(31.3)	(34.5)
Sales and use tax refund	—	(1.4)	—
Miscellaneous (income) expense	—	0.4	(0.2)
Total other (income) expense, net	$5.0	$ 3.7	$(90.6)

Non-service related pension and other postretirement benefit income, for all years, consists primarily of the interest cost, expected return on plan assets and amortization components of net periodic cost.

The Company's Bargaining Unit Pension Plan ("Bargaining Plan"), the Supplemental Pension Plan ("Supplemental Plan") and the recently terminated Retirement Plan ("Salaried Plan") each have a provision that permits employees to elect to receive their pension benefits in a lump sum upon retirement. In the first quarter of 2024, the cumulative cost of all lump sum payments was expected to exceed the sum of the service cost and interest cost components of net periodic pension cost for the Salaried Plan. As a result, the Company completed a full remeasurement of its pension obligations and plan assets associated with the Salaried Plan during the first quarter of 2024 and recorded a loss of $0.8 million.

In the second quarter of 2024, the Company entered into an agreement to purchase a group annuity contract from The Prudential Insurance Company of America ("Prudential") in connection with the annuitization of the Salaried Plan. The Company remeasured the Salaried Plan upon annuitization on

May 15, 2024. A loss of $1.0 million from the remeasurement of the Salaried Plan was recognized for the three months ended June 30, 2024. The loss was primarily due to investment losses on plan assets of $1.8 million partially offset by a decrease in the liability due to an increase in the discount rate of $0.7 million. In addition, the three months ended June 30, 2024 included a $0.1 million gain as a result of the completion of the Salaried Plan annuitization. As of December 31, 2024, the Company has no remaining liabilities or obligations as it relates to the Salaried Plan.

A net loss of $10.3 million from the remeasurement of all Company pension and postretirement benefit plans was recognized for the year ended December 31, 2024. This loss was driven by investment losses on plan assets of $35.0 million partially offset by a $24.7 million decrease in the pension liability primarily due to an increase in discount rate, updated census data and updates to certain underlying assumptions.

A net loss of $40.6 million from the remeasurement of all Company pension and postretirement benefit plans was recognized for the year ended December 31, 2023. This loss was driven by a $36.6 million increase in the pension liability primarily due to a decrease in discount rate, updated census data and updates to certain underlying assumptions, as well as a loss of $4.0 million due to investment losses on plan assets.

A net gain of $35.4 million from the remeasurement of all Company pension and postretirement benefit plans was recognized for the year ended December 31, 2022. This gain was driven by a $359.9 million decrease in the pension liability primarily due to an increase in discount rates and a $2.7 million non-cash settlement related to the partial annuitization of the Bargaining Plan. This was partially offset by a loss of $327.2 million driven primarily by investment losses on plan assets and lump sum basis losses.

In January 2025, the Company contributed an additional $5.3 million to the Bargaining Plan and expects total pension contributions of approximately $65.0 million in 2025.

For more details on the aforementioned remeasurements, refer to "Note 12 - Retirement and Postretirement Plans."

During the second half of 2022, the Faircrest melt shop experienced unplanned operational downtime. Metallus recognizes an insurance recovery when it is realized or considered realizable, in accordance with the accounting guidance. The 2022 insurance claims were closed in the first quarter of 2024. Insurance recovery activity for the years ended December 31, 2024, 2023 and 2022 were as follows:

| | Year Ended December 31, | | | |
	2024	2023	2022	Total
Insurance recovery income	$ —	$31.3	$34.5	$65.8
Insurance recovery cash collection	20.0	31.3	14.5	65.8

During the fourth quarter of 2023, the Company received a commitment from the State of Ohio related to the overpayment of sales and use taxes for the period of January 1, 2020 through March 31, 2023. This resulted in a gain recognized of $1.4 million, net of related professional fees, for the year ended December 31, 2023.

Note 6 - Income Tax Provision

Income (loss) from operations before income taxes, based on geographic location of the operations to which such earnings are attributable, is provided below.

	Years Ended December 31,		
	2024	2023	2022
United States	**$4.5**	$103.2	$108.5
Non-United States	**0.1**	(6.8)	(11.4)
Income (loss) from operations before income taxes	**$4.6**	$ 96.4	$97.1

The provision (benefit) for income taxes consisted of the following:

	Years Ended December 31,		
	2024	2023	2022
Current:			
Federal	**$2.6**	$30.4	$0.6
State and local	**(0.1)**	6.1	5.7
Foreign	**0.3**	0.2	0.8
Total current tax expense (benefit)	**$2.8**	$36.7	$7.1
Deferred:			
Federal	**$0.4**	$(9.2)	$24.2
State and local	**0.1**	(0.5)	0.7
Foreign	**—**	—	—
Total deferred tax expense (benefit)	**0.5**	(9.7)	24.9
Provision (benefit) for incomes taxes	**$3.3**	$27.0	$32.0

For the year ended December 31, 2024, Metallus made $21.5 million in U.S. federal payments, $6.1 million in state and local tax payments and $0.3 million in foreign tax payments. For the year ended December 31, 2023, the Company made $19.0 million in U.S. federal payments, $4.9 million in state and local tax payments, $1.4 million in foreign tax payments, and had refundable overpayments of $0.3 million related to U.S. federal, state, and local income taxes.

The reconciliation between Metallus' effective tax rate on income (loss) from continuing operations and the statutory tax rate is as follows:

	Years Ended December 31,		
	2024	2023	2022
U.S. federal income tax provision (benefit) at statutory rate	**$1.0**	$20.2	$20.4
Adjustments:			
State and local income taxes, net of federal tax benefit	**—**	4.2	8.4
Permanent differences	**1.9**	1.2	8.9
Foreign earnings taxed at different rates	**0.1**	—	(3.6)
Valuation allowance	**(0.5)**	1.8	(2.5)
U.S. research tax credit	**(0.1)**	(0.3)	(0.6)
Other items, net	**1.0**	(0.1)	1.0
Provision (benefit) for income taxes	**$3.3**	$27.0	$32.0
Effective tax rate	**72.2%**	28.0%	32.9%

Income tax expense includes U.S. and international income taxes. Except as required under U.S. tax law, U.S. income and foreign withholding taxes have not been recognized on the excess of the amount for financial reporting over the tax basis of investments in foreign subsidiaries that is indefinitely reinvested outside the U.S. This amount becomes taxable upon a repatriation of assets from the subsidiary or a sale or liquidation of the subsidiary.

The permanent differences for the year ended December 31, 2024 are primarily due to the non-deductible loss on extinguishment of Convertible Senior Notes due 2025 and non-deductible compensation.

The effect of temporary differences giving rise to deferred tax assets and liabilities at December 31, 2024 and 2023 was as follows:

| | Years Ended December 31, | |
	2024	2023
Deferred tax liabilities:		
Depreciation	$(69.5)	$(75.0)
Inventory	—	—
Prepaid insurance	(1.3)	(1.9)
Leases - right-of-use asset	(2.8)	(2.8)
Deferred tax liabilities	$(73.6)	$(79.7)
Deferred tax assets:		
Tax loss carryforwards	$15.6	$16.0
Pension and postretirement benefits	41.2	46.8
Other employee benefit accruals	8.4	8.0
Lease liability	2.8	2.8
State decoupling	1.2	1.2
Capital loss carryforward	0.8	0.8
Intangible assets	0.1	0.1
Inventory	0.8	0.8
Allowance for doubtful accounts	0.4	0.5
Capitalized R&D	3.0	3.2
Other, net	—	—
Deferred tax assets subtotal	$74.3	$80.2
Valuation allowances	(15.0)	(15.5)
Deferred tax assets	59.3	64.7
Net deferred tax assets (liabilities)	$(14.3)	$(15.0)

As of December 31, 2024 and 2023, the Company had a net deferred tax liability of $14.3 million and $15.0 million, respectively, on the Consolidated Balance Sheets. As of December 31, 2024, the Company had loss carryforwards in the UK totaling $58.6 million having various expiration dates. There are no federal loss carryforwards in the U.S.; however, there are $15.8 million in state and certain local loss carryforwards with various expiration dates.

During 2016, operating losses generated in the U.S. resulted in a decrease in the carrying value of the Company's U.S. deferred tax liability to the point that would result in a net U.S. deferred tax asset at

December 31, 2016. In light of the Company's operating performance in the U.S. and current industry conditions, the Company assessed, based upon all available evidence at the time, and concluded that it was more likely than not that it would not realize a portion of its U.S. deferred tax assets. As such, the Company recorded a valuation allowance in 2016.

Each reporting period we assess available positive and negative evidence and estimate if sufficient future taxable income will be generated to utilize the Company's deferred tax assets. Due to Metallus' historical operating performance in the U.S., we have historically been limited in our ability to rely on other subjective evidence such as projections of our future profitability. However, as of December 31, 2022, based on consecutive years of profitability, utilization of the majority of previously generated loss carryforwards in the U.S., and forecasted future profitability, the Company released a portion of its U.S. valuation allowance. The Company maintained a domestic partial valuation allowance on a capital loss carryforward and certain state loss carryforwards that are expected to expire unused. Metallus has provided a valuation allowance on the aforementioned UK loss carryforward.

The need to maintain valuation allowances against deferred tax assets in the U.S. and other affected countries may cause variability in the Company's effective tax rate. The majority of Metallus' income taxes are derived from federal, domestic state and local taxes.

As of December 31, 2024 and 2023, the Company had no total gross unrecognized tax benefits, and no amounts which represented unrecognized tax benefits that would favorably impact Metallus' effective income tax rate in any future periods if such benefits were recognized. As of December 31, 2024, Metallus does not anticipate a change in its unrecognized tax positions during the next 12 months. Metallus had no accrued interest and penalties related to uncertain tax positions as of December 31, 2024 and 2023.

As of December 31, 2024, the tax years 2021 to the present remain open to examination by the IRS.

Note 7 - Earnings (Loss) Per Share

Basic earnings (loss) per share is computed based upon the weighted average number of common shares outstanding. Diluted earnings (loss) per share is computed based upon the weighted average number of common shares outstanding plus the dilutive effect of common share equivalents calculated using the treasury stock method or if-converted method. For the Convertible Notes, the Company utilizes the if-converted method to calculate diluted earnings (loss) per share. Under the if-converted method, the Company adjusts net earnings to add back interest expense (including amortization of debt issuance costs) recognized on the Convertible Notes and includes the number of shares potentially issuable related to the Convertible Notes in the weighted average shares outstanding. Treasury stock, if any, is excluded from the denominator in calculating both basic and diluted earnings (loss) per share.

Equity-based Awards

Common share equivalents for shares issuable for equity-based awards amounted to 2.6 million shares for the year ended December 31, 2024. For the year ended December 31, 2024, 0.8 million shares were excluded from the computation of diluted earnings (loss) per share, primarily related to options with exercise prices above the average market price of our common shares (i.e., "underwater" options), because the effect of their inclusion would have been anti-dilutive. The difference between the remaining 1.8 million shares and 0.7 million shares assumed purchased with potential proceeds for the year ended December 31, 2024, were included in the denominator of the diluted earnings (loss) per share calculation.

Common share equivalents for shares issuable for equity-based awards amounted to 3.4 million shares for the year ended December 31, 2023. For the year ended December 31, 2023, 0.4 million shares were excluded from the computation of diluted earnings (loss) per share, primarily related to options with exercise prices above the average market price of our common shares (i.e., "underwater" options), because the effect of their inclusion would have been anti-dilutive. The difference between the remaining 3.0 million shares and 0.9 million shares assumed purchased with potential proceeds for the year ended December 31, 2023, were included in the denominator of the diluted earnings (loss) per share calculation.

Common share equivalents for shares issuable for equity-based awards amounted to 4.0 million shares for the year ended December 31, 2022. For the year ended December 31, 2022, 0.8 million shares were excluded from the computation of diluted earnings (loss) per share, primarily related to options with exercise prices above the average market price of our common shares (i.e., "underwater" options), because the effect of their inclusion would have been anti-dilutive. The difference between the remaining 3.2 million shares and 1.1 million shares assumed purchased with potential proceeds for the year ended December 31, 2022, were included in the denominator of the diluted earnings (loss) per share calculation.

Convertible Notes

Common share equivalents for shares issuable upon the conversion of outstanding Convertible Notes were excluded in the computation of diluted earnings (loss) per share for the year ended December 31, 2024 as these shares would be anti-dilutive.

In the fourth quarter of 2024, the Company repurchased $7.8 million of outstanding principal related to the Convertible Notes. These repurchases of Convertible Notes reduced weighted average diluted shares outstanding by approximately 0.1 million shares for the year ended December 31, 2024. Refer to "Note 11 - Financing Arrangements" for additional information on the Convertible Notes.

In the first quarter of 2023, the Company repurchased $7.5 million of outstanding principal related to the Convertible Notes. These repurchases of Convertible Notes reduced weighted average diluted shares outstanding by approximately 0.7 million shares for the year ended December 31, 2023.

During the first half of 2022, the Company repurchased $25.2 million of outstanding principal related to the Convertible Notes. These repurchases of Convertible Notes reduced weighted average diluted shares outstanding by 2.3 million shares for the year ended December 31, 2022.

The following table sets forth the reconciliation of the numerator and the denominator of basic and diluted earnings (loss) per share for the years ended December 31, 2024, 2023 and 2022:

| | Year Ended December 31, | | |
	2024	2023	2022
Numerator:			
Net income (loss), basic	**$1.3**	$69.4	$65.1
Add convertible notes interest	**—**	1.0	1.9
Net income (loss), diluted	**$1.3**	$70.4	$67.0
Denominator:			
Weighted average shares outstanding, basic	**43.2**	43.8	45.8
Dilutive effect of equity-based awards	**1.1**	2.1	2.1
Dilutive effect of convertible notes	**—**	1.9	3.6
Weighted average shares outstanding, diluted	**44.3**	47.8	51.5
Basic earnings (loss) per share	**$0.03**	$1.58	$1.42
Diluted earnings (loss) per share	**$0.03**	$1.47	$1.30

Note 8 - Inventories

The components of inventories as of December 31, 2024 and 2023 were as follows:

	December 31,	
	2024	2023
Manufacturing supplies	$57.5	$51.5
Raw materials	13.6	17.5
Work in process	114.5	109.6
Finished products	35.3	50.1
Gross inventory	220.9	228.7
Allowance for inventory reserves	(1.1)	(0.7)
Total inventories, net	**$219.8**	$228.0

Note 9 - Property, Plant and Equipment

The components of property, plant and equipment, net as of December 31, 2024 and 2023 were as follows:

	December 31,	
	2024	2023
Land	$11.2	$11.2
Buildings and improvements	436.0	429.2
Machinery and equipment	1,375.5	1,367.6
Construction in progress	92.1	59.3
Subtotal	1,914.8	1,867.3
Less allowances for depreciation	(1,407.5)	(1,374.8)
Property, plant and equipment, net	**$507.3**	$492.5

Total depreciation expense was $52.4 million, $54.6 million, and $55.5 million for the years ended December 31, 2024, 2023, and 2022, respectively. There was no accelerated depreciation for the years ended December 31, 2024, 2023 and 2022.

For the year ended December 31, 2024, the Company recorded a net loss on sale and disposal of assets of $0.6 million primarily related to the write-offs of aged assets removed from service. No impairment charges were recognized in 2024.

For the year ended December 31, 2023, the Company recorded a net gain on sale and disposal of assets of $2.5 million primarily related to the sale of the small-diameter seamless mechanical tubing machinery and equipment, partially offset by assets removed from service. No impairment charges were recognized in 2023.

For the year ended December 31, 2022, the Company recorded a net loss on sale of assets of $1.9 million primarily related to the sale of the remaining land and buildings at the Company's former facility in Houston, Texas, as well as the disposition of excess and aged assets. No impairment charges were recognized in 2022.

Supplemental cash flow information related to non-cash investing activity was as follows:

	Year Ended December 31,		
	2024	2023	2022
Accrued property, plant and equipment purchases	**$17.6**	$12.1	$10.6

Note 10 - Leases

The Company has operating leases primarily related to machinery and equipment, vehicles and information technology equipment. These leases have remaining lease terms of less than one year to approximately five years, some of which may include options to extend the lease for one or more years. Certain leases also include options to purchase the leased asset. As of December 31, 2024, the Company has no financing leases. The weighted average remaining lease term for our operating leases as of December 31, 2024 was 3.3 years.

Leases with an initial term of 12 months or less ("short-term leases") are not recorded on the balance sheet. Rather, the Company recognizes lease expense for these leases on a straight-line basis over the lease term in accordance with the applicable accounting guidance. For lease agreements entered into after the adoption of lease accounting guidance on January 1, 2019, the Company combines lease and non-lease components. The Company's lease agreements do not contain material residual value guarantees or material restrictive covenants.

The Company recorded lease cost for the years ended December 31, 2024, 2023 and 2022 as follows:

	Year Ended December 31,		
	2024	2023	2022
Operating lease cost	**$7.5**	$7.3	$6.7
Short-term lease cost	**1.5**	0.8	0.9
Total lease cost	**$9.0**	$8.1	$7.6

When available, the rate implicit in the lease is used to discount lease payments to present value; however, the Company's leases generally do not provide a readily determinable implicit rate. Therefore, the incremental borrowing rate to discount the lease payments is estimated using market-based information available at lease commencement. The weighted average discount rate used to measure our operating lease liabilities as of December 31, 2024 and 2023 was 4.9% and 4.3%, respectively.

Supplemental cash flow information related to leases was as follows:

	Year Ended December 31,		
	2024	2023	2022
Cash paid for amounts included in the measurement of operating lease liabilities	**$6.9**	$7.1	$6.7
Right-of-use assets obtained in exchange for operating lease obligations	**$5.5**	$5.6	$4.5

Future minimum lease payments under non-cancellable leases as of December 31, 2024 were as follows:

2025	$5.2
2026	2.8
2027	2.2
2028	1.6
2029 and after	0.9
Total future minimum lease payments	12.7
Less amount of lease payment representing interest	(1.0)
Total present value of lease payments	$11.7

Note 11 - Financing Arrangements

The following table summarizes the current and non-current debt as of December 31, 2024 and 2023:

	December 31,	
	2024	2023
Credit Agreement	$ —	$ —
Convertible Senior Notes due 2025	5.4	13.2
Total debt	$5.4	$13.2
Less current portion of debt	5.4	13.2
Total non-current portion of debt	$ —	$ —

Credit Agreement

On September 30, 2022, the Company, as borrower, and certain domestic subsidiaries of the Company, as subsidiary guarantors (the "Subsidiary Guarantors"), entered into a Fourth Amended and Restated Credit Agreement (the "Amended Credit Agreement"), with JPMorgan Chase Bank, N.A., as administrative agent (the "Administrative Agent"), and the lenders party thereto (collectively, the "Lenders"), which further amended and restated the Company's secured Third Amended and Restated Credit Agreement, dated as of October 15, 2019.

The Amended Credit Agreement provides for a $400.0 million asset-based revolving credit facility (the "Credit Facility"), including a $15.0 million sublimit for the issuance of commercial and standby letters of credit and a $40.0 million sublimit for swingline loans. Pursuant to the terms of the Amended Credit Agreement, the Company is entitled, on up to two occasions and subject to the satisfaction of certain conditions, to request increases in the commitments under the Amended Credit Agreement in the aggregate principal amount of up to $100.0 million, to the extent that existing or new lenders agree to provide such additional commitments. In addition to and independent of any increase described in the preceding sentence, the Company is entitled, subject to the satisfaction of certain conditions, to request a separate "first-in, last-out" tranche (the "Incremental FILO Tranche") in an aggregate principal amount of up to $30.0 million with a separate borrowing base and interest rate margins, in each case, to be agreed upon among the Company, the Administrative Agent and the Lenders providing the Incremental FILO Tranche.

The availability of borrowings under the Credit Facility is subject to a borrowing base calculation based upon a valuation of the eligible accounts receivable, inventory and machinery and equipment of the

Company and the Subsidiary Guarantors, each multiplied by an applicable advance rate. The availability of borrowings may be further modified by reserves established from time to time by the Administrative Agent in its permitted discretion.

The interest rate per annum applicable to loans under the Credit Facility will be, at the Company's option, equal to either (i) the Alternate Base Rate (as defined in the Amended Credit Agreement) plus the applicable margin or (ii) the Adjusted Term SOFR Rate (as defined in the Amended Credit Agreement) plus the applicable margin. The applicable margin will be determined by a pricing grid based on the Company's average quarterly availability. The Alternate Base Rate is subject to a 1.00% floor, and the Adjusted Term SOFR Rate is subject to a 0.00% floor. In addition, the Company will pay a 0.25% per annum commitment fee on the average daily unused amount of the Credit Facility.

The Credit Facility may be used to finance working capital, capital expenditures, certain permitted acquisitions and for other general corporate purposes. All of the indebtedness under the Credit Facility is guaranteed by the Company's material domestic subsidiaries, as well as any other domestic subsidiary that the Company elects to make a party to the Amended Credit Agreement, and is secured by substantially all of the personal property of the Company and the Subsidiary Guarantors.

The Credit Facility matures on September 30, 2027. Prior to the maturity date, amounts outstanding are required to be repaid (without reduction of the commitments thereunder) from mandatory prepayment events from the proceeds of certain asset sales, equity or debt issuances or casualty events.

The Amended Credit Agreement contains certain customary covenants, including covenants that limit the ability of the Company and its subsidiaries to, among other things, (i) incur or suffer to exist certain liens, (ii) make investments, (iii) incur or guaranty additional indebtedness (iv) enter into consolidations, mergers, acquisitions, sale-leaseback transactions and sales of assets, (v) make distributions and other restricted payments, (vi) change the nature of its business, (vii) engage in transactions with affiliates and (viii) enter into restrictive agreements, including agreements that restrict the ability to incur liens or make distributions.

In addition, the Amended Credit Agreement requires the Company to maintain a minimum specified fixed charge coverage ratio on a springing basis if minimum availability requirements as specified in the Amended Credit Agreement are not maintained.

The Amended Credit Agreement contains certain customary events of default. If any event of default occurs and is continuing, the Lenders would be entitled to take various actions, including the acceleration of amounts due under the Amended Credit Agreement, and exercise other rights and remedies.

As of December 31, 2024, the amount available under the Amended Credit Agreement was $217.9 million, reflective of the Company's asset borrowing base with no outstanding borrowings. Additionally, the Company is in compliance with all covenants outlined in the Amended Credit Agreement.

Convertible Senior Notes due 2025

The Convertible Senior Notes due 2025 were issued pursuant to the provisions of the indenture dated May 31, 2016, as supplemented by a supplemental indenture dated December 15, 2020, which was filed with the Securities and Exchange Commission as an exhibit to a Form 8-K on December 15, 2020. The indentures contain a complete description of the terms of the Convertible Senior Notes due 2025. The key terms are as follows:

Maturity Date:	December 1, 2025 unless repurchased or converted earlier
Interest Rate:	6.0% cash interest per year
Interest Payments Dates:	June 1 and December 1 of each year, beginning on December 1, 2021
Initial Conversion Price:	$7.82 per common share of the Company
Initial Conversion Rate:	127.8119 common shares per $1,000 principal amount of Notes

The principal amount of the Convertible Senior Notes due 2025 as of December 31, 2024 is $5.5 million. Transaction costs related to the Convertible Senior Notes due 2025 incurred upon issuance were $1.5 million. These costs are amortized to interest expense over the term of the notes. The Convertible Senior Notes due 2025 are convertible at the option of the holders in certain circumstances and during certain periods into the Company's common shares, cash, or a combination thereof, at the Company's election.

The Indenture for the Convertible Senior Notes due 2025 provides that notes will become convertible during a quarter when the share price for 20 trading days during the final 30 trading days of the immediately preceding quarter was greater than 130% of the conversion price. This criterion was met during the fourth quarter of 2024 (and each preceding quarter of 2024 and 2023) and as such the notes can be converted at the option of the holders beginning January 1 through March 31, 2025. Whether the notes will be convertible following such period will depend on if this criterion, or another conversion condition, is met in the future. To date, no holders have elected to convert their notes during any optional conversion periods.

For details regarding all conversion mechanics and methods of settlement, refer to the Indenture for the Convertible Senior Notes due 2025 filed as an exhibit to a Form 8-K on December 15, 2020.

The components of the Convertible Senior Notes due 2025 as of December 31, 2024 and 2023 were as follows:

	December 31,	
	2024	2023
Principal	$ 5.5	$13.3
Less: Debt issuance costs, net of amortization	(0.1)	(0.1)
Convertible Senior Notes due 2025, net	$ 5.4	$13.2

In the fourth quarter of 2024, the Company repurchased a total of $7.8 million aggregate principal amount of its Convertible Senior Notes due 2025. Total cash paid to noteholders was $17.2 million. A loss on extinguishment of debt of $9.4 million was recognized, including a charge of $0.1 million for unamortized debt issuance costs related to the portion of debt extinguished, as well as the related transaction costs.

In the first quarter of 2023, the Company repurchased a total of $7.5 million aggregate principal amount of its Convertible Senior Notes due 2025. Total cash paid to noteholders was $18.7 million. A loss on extinguishment of debt of $11.4 million was recognized, including a charge of $0.2 million for unamortized debt issuance costs related to the portion of debt extinguished, as well as the related transaction costs.

In the first half of 2022, the Company repurchased a total of $25.2 million aggregate principal amount of its Convertible Senior Notes Due 2025. There were no repurchases related to the Convertible Notes during the second half of 2022. Total cash paid to noteholders was $67.6 million. A loss on extinguishment of debt was recognized of $43.0 million, including a charge of $0.6 million for unamortized debt issuance costs related to the portion of debt extinguished, as well as the related transaction costs.

Fair Value Measurement

The fair value of the Convertible Senior Notes due 2025 was approximately $10.2 million as of December 31, 2024 and $41.5 million as of December 31, 2023. The fair value of the Convertible Senior Notes due 2025, which falls within Level 2 of the fair value hierarchy as defined by applicable accounting guidance, is based on a valuation model primarily using observable market inputs and requires a recurring fair value measurement on a quarterly basis.

Metallus' Credit Facility is variable-rate debt. As such, any outstanding carrying value is a reasonable estimate of fair value as interest rates on these borrowings approximate current market rates. This valuation falls within Level 2 of the fair value hierarchy and is based on quoted prices for similar assets and liabilities in active markets that are observable either directly or indirectly. There were no outstanding borrowings on the Credit Facility as of December 31, 2024, 2023, and 2022.

Interest (income) expense, net

The following table provides the components of interest (income) expense, net for the years ended December 31, 2024, 2023 and 2022:

| | Year Ended December 31, | | |
	2024	2023	2022
Interest expense	$ 2.5	$2.7	$ 3.9
Interest income	(12.1)	(9.8)	(3.3)
Interest (income) expense, net	**$ (9.6)**	$(7.1)	$ 0.6

Interest income primarily relates to interest earned on cash invested in a money market fund and deposits with financial institutions. As of December 31, 2024, the carrying value of the Company's money market investment was $110.2 million, which approximates the fair value. The Company had $139.7 million invested in a money market fund as of December 31, 2023, and $209.5 cash invested in a money market fund as of December 31, 2022. The money market fund is a cash equivalent and is included in cash and cash equivalents on the Consolidated Balance Sheets. The fund consists of highly liquid investments with an average maturity of three months or less and falls within Level 1 of the fair value hierarchy as defined by applicable accounting guidance. Additionally, as of December 31, 2024 and 2023, the Company has $125.4 and $119.9 million, respectively, of cash held in other accounts which generate interest income at a rate similar to the money market fund.

The following table sets forth total interest expense recognized specifically related to the Convertible Notes:

	Year Ended December 31,		
	2024	2023	2022
Contractual interest expense	$0.7	$0.9	$1.7
Amortization of debt issuance costs	0.1	0.1	0.1
Total	$0.8	$1.0	$ 1.8

The total cash interest paid for the year ended December 31, 2024 , 2023, and 2022 was $ 2.0 million, $2.1 million and $3.1 million, respectively.

Treasury Shares

On December 20, 2021 Metallus announced that its Board of Directors authorized a share repurchase program under which the Company may repurchase up to $50.0 million of its outstanding common shares. On November 2, 2022, the Board of Directors authorized an additional $75.0 million towards its share repurchase program and on May 6, 2024 the Board of Directors authorized an additional $100.0 million. The share repurchase program is intended to return capital to shareholders while also offsetting dilution from annual equity compensation awards. The share repurchase program does not require the Company to acquire any dollar amount or number of shares and may be modified, suspended, extended or terminated by the Company at any time without prior notice. These authorizations reflect the continued confidence of the Board and senior leadership in the Company's ability to generate sustainable through-cycle profitability while maintaining a strong balance sheet and cash flow.

For the year ended December 31, 2024, the Company repurchased approximately 2.0 million common shares in the open market at an aggregate cost of $37.6 million, which equates to an average repurchase price of $18.45 per share. As of December 31, 2024, the Company had a balance of $102.8 million remaining under its share repurchase program. For the year ended December 31, 2023, the Company repurchased approximately 1.7 million common shares in the open market at an aggregate cost of $32.6 million, which equates to an average repurchase price of $19.03 per share. For the year ended December 31, 2022, the Company repurchased approximately 3.0 million common shares in the open market at an aggregate cost of $52.0 million, which equates to an average repurchase price of $17.18 per share.

Subsequent to December 31, 2024, the Company repurchased 0.2 million additional common shares in the open market at an aggregate cost of $3.3 million, which equates to an average repurchase price of $14.61 per share. As of February 17, 2025, the Company has $99.5 million remaining under its authorized share repurchase program.

Note 12 - Retirement and Postretirement Plans

Eligible employees, including certain employees in foreign countries, participate in the following Company-sponsored plans: Bargaining Unit Pension Plan ("Bargaining Plan"), Supplemental Pension Plan ("Supplemental Plan"), UK Pension Scheme ("Pension Scheme"), Mexico Pension Plan, and Postretirement Plans made up of the Company's Bargaining Unit Welfare Benefit Plan for Retirees and Welfare Benefit Plan for Retirees. The Retirement Plan ("Salaried Plan") was annuitized with the purchase of a group annuity contract on May 15, 2024.

Bargaining Plan

On October 29, 2021, the United Steelworkers ("USW") Local 1123 voted to ratify a new four-year contract (the "Contract"). The Contract is in effect until September 27, 2025 and resulted in several changes to the Bargaining Plan which increased the pension liability by $14.2 million in 2021. These plan amendments were recognized in other comprehensive income (loss) in 2021 and will be amortized as part of the pension net periodic benefit cost in future periods. The main change that drove the increase in the pension liability was the addition of a full lump sum form of payment for participants commencing benefits on or after January 1, 2022. In addition, the plan is now closed to new entrants effective January 1, 2022.

On July 7, 2022, the Company entered into an agreement with The Prudential Insurance Company of America ("Prudential") to purchase an irrevocable group annuity contract and transfer approximately $256.2 million of pension obligations under the Bargaining Plan. In connection with the agreement, Prudential began paying benefits under the group annuity contract as of October 1, 2022 for a specified group of approximately 1,900 participants and beneficiaries who previously received payments from the Bargaining Plan. Benefits payable to these participants and beneficiaries were not reduced as a result of this transaction. Plan participants and beneficiaries not included in the transaction remain in the Bargaining Plan. The Company recorded a non-cash settlement gain of approximately $2.7 million in the third quarter of 2022 related to this partial plan annuitization. This settlement is a significant event which also required remeasurement of the Bargaining Plan during the third quarter of 2022. The transaction was funded directly by the assets of the Bargaining Plan and required no cash contribution from the Company.

In the twelve months ended December 31, 2024, the Company contributed a total of $42.8 million in pension contributions, most of which related to the Bargaining Plan. The timing and amount of future required pension contributions is significantly affected by asset returns and actuarial assumptions. Based on the results of the December 31, 2024 pension calculations, the Company estimates total required Bargaining Plan contributions of approximately $65.0 million in 2025. In January 2025, the Company contributed an additional $5.3 million to the Bargaining Plan. Future required pension contribution timing and amounts are subject to significant change based on future investment performance, Company estimates and actuarial assumptions, as well as future funding laws.

Salaried Plan

During the fourth quarter of 2021, the Company's Board of Directors approved the termination of the Salaried Plan. Participants were notified in January 2022 and the plan was terminated effective March 31, 2022, subject to regulatory approval which was received in the fourth quarter of 2023. On May 15, 2024, the Company entered into an agreement to purchase a group annuity contract from Prudential in connection with the annuitization of the Salaried Plan. The Salaried Plan annuitization settled approximately $121 million of the Company's remaining U.S. pension obligations. Prudential began future benefit payments under the group annuity contract starting August 1, 2024 for all remaining participants in the Salaried Plan. Benefits payable to Salaried Plan participants were not reduced as a result of the annuitization. The group annuity contract was purchased using existing assets of the Salaried Plan and required no cash contribution from the Company. At the date of the annuitization of the Salaried Plan, the Company transferred the Salaried Plan assets and liabilities to Prudential and recorded a non-cash loss of approximately $1.0 million. As of December 31, 2024, the Company has no remaining liabilities or obligations as it relates to the Salaried Plan.

The following table sets forth the change in benefit obligation for the pension and postretirement benefit plans as of December 31, 2024:

| | Pension | | | | | | |
| | **United States of America** | | | **United Kingdom** | **Mexico** | | |
Change in benefit obligation:	**Bargaining Plan**	**Salaried Plan**	**Supplemental Plan**	**Pension Scheme**	**Pension Plan**	**Total Pension**	**Postretirement Plans**
Benefit obligation at the beginning of year	$490.9	$124.0	$16.5	$56.7	$0.5	$688.6	$84.9
Service cost	8.9	0.3	—	—	—	9.2	0.6
Interest cost	25.4	2.3	0.9	2.5	—	31.1	4.3
Actuarial (gains) losses	(16.9)	(1.5)	(0.7)	(5.1)	(0.4)	(24.6)	(0.2)
Benefits paid	(36.7)	(6.9)	(0.6)	(4.0)	—	(48.2)	(9.5)
Settlements	—	(118.2)	—	—	—	(118.2)	—
Foreign currency translation adjustment	—	—	—	(0.8)	—	(0.8)	—
Benefit obligation at the end of year	$471.6	$—	$16.1	$49.3	$0.1	$537.1	$80.1

Significant actuarial gains related to changes in benefit obligations for 2024 primarily resulted from an increase in discount rates. Significant settlements were a result of the Salaried Plan annuity purchase as well as lump sum payments during 2024.

The following table sets forth the change in benefit obligation for the pension and postretirement benefit plans as of December 31, 2023:

| | Pension | | | | | | |
| | **United States of America** | | | **United Kingdom** | **Mexico** | | |
Change in benefit obligation:	**Bargaining Plan**	**Salaried Plan**	**Supplemental Plan**	**Pension Scheme**	**Pension Plan**	**Total Pension**	**Postretirement Plans**
Benefit obligation at the beginning of year	$474.9	$128.1	$15.5	$47.7	$0.4	$666.6	$87.4
Service cost	9.5	0.9	—	—	—	10.4	0.7
Interest cost	25.9	6.7	0.9	2.3	—	35.8	4.7
Actuarial (gains) losses	19.1	5.7	0.7	7.3	—	32.8	3.8
Benefits paid	(38.5)	(11.4)	(0.6)	(3.3)	—	(53.8)	(11.7)
Settlements	—	(6.0)	—	—	—	(6.0)	—
Foreign currency translation adjustment	—	—	—	2.7	0.1	2.8	—
Benefit obligation at the end of year	$490.9	$124.0	$16.5	$56.7	$0.5	$688.6	$84.9

Significant actuarial losses related to changes in benefit obligations for 2023 primarily resulted from a decrease in discount rates.

The following table sets forth the change in plan assets and funded status for the pension and postretirement benefit plan as of December 31, 2024:

| | Pension | | | | | | |
| | United States of America | | | United Kingdom | Mexico | | |
Change in plan assets:	Bargaining Plan	Salaried Plan	Supplemental Plan	Pension Scheme	Pension Plan	Total Pension	Postretirement Plans
Fair value of plan assets at the beginning of year	$334.7	$129.6	$—	$61.0	$0.3	$525.6	$53.8
Actual return on plan assets	2.8	(0.9)	—	(3.4)	—	(1.5)	2.7
Company contributions / payments	40.9	(3.6)	0.6	1.9	—	39.8	2.4
Benefits paid	(36.7)	(6.9)	(0.6)	(4.0)	—	(48.2)	(9.5)
Settlements	—	(118.2)	—	—	—	(118.2)	—
Foreign currency translation adjustment	—	—	—	(0.9)	—	(0.9)	—
Fair value of plan assets at end of year	$341.7	$—	$—	$54.6	$0.3	$396.6	$49.4
Funded status at end of year	$(129.9)	$—	$(16.1)	$5.3	$0.2	$(140.5)	$(30.7)

The following table sets forth the change in plan assets and funded status for the pension and postretirement benefit plan as of December 31, 2023:

| | Pension | | | | | | |
| | United States of America | | | United Kingdom | Mexico | | |
Change in plan assets:	Bargaining Plan	Salaried Plan	Supplemental Plan	Pension Scheme	Pension Plan	Total Pension	Postretirement Plans
Fair value of plan assets at the beginning of year	$353.9	$137.7	$—	$57.5	$0.3	$549.4	$59.2
Actual return on plan assets	19.3	9.3	—	2.5	—	31.1	5.3
Company contributions / payments	—	—	0.6	1.2	—	1.8	1.0
Benefits paid	(38.5)	(11.4)	(0.6)	(3.3)	—	(53.8)	(11.7)
Settlements	—	(6.0)	—	—	—	(6.0)	—
Foreign currency translation adjustment	—	—	—	3.1	—	3.1	—
Fair value of plan assets at end of year	$334.7	$129.6	$—	$61.0	$0.3	$525.6	$53.8
Funded status at end of year	$(156.2)	$5.6	$(16.5)	$4.3	$(0.2)	$(163.0)	$(31.1)

The Bargaining Plan, Supplemental Plan and the recently terminated Salaried Plan have a provision that permits employees to elect to receive their pension benefits in a lump sum upon retirement. The Company's accounting policy is to recognize settlements during the quarter in which it is projected that the costs of all settlements during the year will be greater than the sum of the service cost and interest cost components.

In the first quarter of 2024, the cumulative cost of all lump sum payments was expected to exceed the sum of the service cost and interest cost components of net periodic pension cost for the Salaried Plan. As a result, the Company completed a full remeasurement of its pension obligations and plan assets associated with the Salaried Plan during the first quarter of 2024. On May 1, 2024, in advance of the annuitization of the Salaried plan and upon the election of certain participants, the Company made $20.8 million in lump sum payments. The Company also remeasured the Salaried Plan ahead of the annuitization on May 15, 2024.

In the first quarter of 2023, in anticipation of receiving the regulatory approval to move forward with the plan termination process, the cumulative costs of all lump sum payments and other settlements were projected to exceed the sum of the service cost and interest cost components of net periodic pension cost during 2023 for the Salaried Plan. Ultimately, these costs did not exceed this threshold for the Salaried Plan during 2023. The Salaried Plan's pension obligations and plan assets were remeasured during each quarter of 2023.

For the years ended December 31, 2024 and 2023, the administrative expenses for all plans totaled $3.3 million and $2.9 million, respectively. These expenses are included in benefits paid in the tables above.

The accumulated benefit obligation at December 31, 2024 exceeded the fair value of plan assets for the Bargaining Plan and the unfunded Supplemental Plan. For the Bargaining Plan and Supplemental Plan, the accumulated benefit obligation was $467.1 million and $16.1 million, respectively, as of December 31, 2024.

The accumulated benefit obligation for all pension plans was $532.5 million and $683.7 million as of December 31, 2024 and 2023, respectively.

Amounts recognized on the balance sheet at December 31, 2024 for the Company's pension and postretirement benefit plans include:

| | Pension | | | | | | |
| | United States of America | | | United Kingdom | Mexico | | |
	Bargaining Plan	Salaried Plan	Supplemental Plan	Pension Scheme	Pension Plan	Total Pension	Postretirement Plans
Non-current assets	$—	$—	$—	$5.3	$0.2	$5.5	$—
Current liabilities	(64.7)	—	(0.6)	—	—	(65.3)	(1.2)
Non-current liabilities	(65.2)	—	(15.5)	—	—	(80.7)	(29.5)
Total	$(129.9)	$—	$(16.1)	$5.3	$0.2	$(140.5)	$(30.7)

Amounts recognized on the balance sheet at December 31, 2023 for the Company's pension and postretirement benefit plans include:

	Pension						
	United States of America			United Kingdom	Mexico		
	Bargaining Plan	Salaried Plan	Supplemental Plan	Pension Scheme	Pension Plan	Total Pension	Postretirement Plans
Non-current assets	$—	$5.6	$—	$4.3	$—	$9.9	$—
Current liabilities	(41.7)	—	(0.6)	—	—	(42.3)	(1.2)
Non-current liabilities	(114.5)	—	(15.9)	—	(0.2)	(130.6)	(29.9)
Total	$(156.2)	$5.6	$(16.5)	$4.3	$(0.2)	$(163.0)	$(31.1)

Included in accumulated other comprehensive income (loss) at December 31, 2024 were the following before-tax amounts that had not been recognized in net periodic benefit cost:

	Pension						
	United States of America			United Kingdom	Mexico		
	Bargaining Plan	Salaried Plan	Supplemental Plan	Pension Scheme	Pension Plan	Total Pension	Postretirement Plans
Unrecognized prior service (benefit) cost	**$9.9**	**$—**	**$—**	**$0.4**	**$—**	**$10.3**	**$(38.0)**

Included in accumulated other comprehensive income (loss) at December 31, 2023 were the following before-tax amounts that had not been recognized in net periodic benefit cost:

	Pension						
	United States of America			United Kingdom	Mexico		
	Bargaining Plan	Salaried Plan	Supplemental Plan	Pension Scheme	Pension Plan	Total Pension	Postretirement Plans
Unrecognized prior service (benefit) cost	$11.1	$—	$—	$0.5	$—	$11.6	$(44.0)

The weighted average assumptions used in determining benefit obligation as of December 31, 2024 and 2023 were as follows:

	Pension		Postretirement	
Assumptions:	2024	2023	2024	2023
Discount rate	**5.71%**	5.33%	**5.73%**	5.43%
Future compensation assumption	**3.50%**	3.00%	**n/a**	n/a

The weighted average assumptions used in determining benefit cost for the years ended December 31, 2024 and 2023 were as follows:

Assumptions:	Pension		Postretirement	
	2024	2023	2024	2023
Discount rate	5.33%	5.61%	5.43%	5.70%
Future compensation assumption	3.00%	3.00%	n/a	n/a
Expected long-term return on plan assets	7.15%	7.13%	5.80%	6.25%

The discount rate assumption is based on current rates of high-quality long-term corporate bonds over the same period that benefit payments will be required to be made. The expected rate of return on plan assets assumption is based on the weighted-average expected return on the various asset classes in the plans' portfolios. The asset class return is developed using historical asset return performance as well as current market conditions such as inflation, interest rates and equity market performance.

For measurement purposes, the weighted-average annual rate of increase in the per capita cost ("health care cost trend rate") was not applicable for the years 2024 and 2023.

The components of net periodic benefit cost (income) for the year ended December 31, 2024 were as follows:

	Pension						
	United States of America			United Kingdom	Mexico		
Components of net periodic benefit cost (income):	Bargaining Plan	Salaried Plan	Supplemental Plan	Pension Scheme	Pension Plan	Total Pension	Postretirement Plans
Service cost	$8.9	$0.3	$—	$—	$—	$9.2	$0.6
Interest cost	25.4	2.3	0.9	2.5	—	31.1	4.3
Expected return on plan assets	(28.0)	(2.4)	—	(3.1)	—	(33.5)	(2.9)
Amortization of prior service cost	1.2	—	—	—	—	1.2	(5.9)
Settlements	—	—	—	—	—	—	—
Net remeasurement losses (gains)	8.3	1.8	(0.7)	1.4	(0.4)	10.4	(0.1)
Net Periodic Benefit Cost (Income)	$15.8	$2.0	$0.2	$0.8	$(0.4)	$18.4	$(4.0)

The components of net periodic benefit cost (income) for the year ended December 31, 2023 were as follows:

	Pension						
	United States of America			United Kingdom	Mexico		
Components of net periodic benefit cost (income):	Bargaining Plan	Salaried Plan	Supplemental Plan	Pension Scheme	Pension Plan	Total Pension	Postretirement Plans
Service cost	$9.5	$0.9	$—	$—	$—	$10.4	$0.7
Interest cost	25.9	6.7	0.9	2.3	—	35.8	4.7
Expected return on plan assets	(26.9)	(7.5)	—	(2.7)	—	(37.1)	(3.4)
Amortization of prior service cost	1.3	—	—	—	—	1.3	(6.0)
Settlements	—	—	—	—	—	—	—
Net remeasurement losses (gains)	26.6	4.0	0.6	7.5	—	38.7	1.9
Net Periodic Benefit Cost (Income)	$36.4	$4.1	$1.5	$ 7.1	$—	$49.1	$ (2.1)

The components of net periodic benefit cost (income) for the year ended December 31, 2022 were as follows:

	Pension						
	United States of America			United Kingdom	Mexico		
Components of net periodic benefit cost (income):	Bargaining Plan	Salaried Plan	Supplemental Plan	Pension Scheme	Pension Plan	Total Pension	Postretirement Plans
Service cost	$13.9	$0.3	$—	$—	$—	$14.2	$1.1
Interest cost	31.1	6.5	0.7	1.3	—	39.6	3.4
Expected return on plan assets	(46.7)	(5.0)	—	(3.2)	—	(54.9)	(3.4)
Amortization of prior service cost	1.3	—	—	—	—	1.3	(6.0)
Curtailment	(2.7)	—	—	—	—	(2.7)	—
Net remeasurement losses (gains)	(37.2)	6.9	(6.5)	15.9	—	(20.9)	(11.8)
Net Periodic Benefit Cost (Income)	$(40.3)	$8.7	$(5.8)	$14.0	$—	$(23.4)	$(16.7)

Metallus recognizes its overall responsibility to ensure that the assets of its various defined benefit pension plans are managed effectively and prudently and in compliance with its policy guidelines and all applicable laws. Preservation of capital is important; however, Metallus also recognizes that appropriate levels of risk are necessary to allow its investment managers to achieve satisfactory long-term results consistent with the objectives and the fiduciary character of the pension funds. Asset allocations are established in a manner consistent with projected plan liabilities, benefit payments and expected rates of return for various asset classes. The expected rate of return for the investment portfolios is based on expected rates of return for various asset classes, as well as historical asset class and fund performance.

The target allocations for each plan's assets are as follows:

| | Pension | | | | | | |
| | United States of America | | | United Kingdom | Mexico | | |
Target Allocations:	Bargaining Plan	Salaried Plan	Supplemental Plan	Pension Scheme	Pension Plan	Weighted Average Pension	Postretirement Plans
Equity securities	38.0%	n/a	n/a	15.8%	—	34.9%	26.0%
Debt securities	34.0%	n/a	n/a	68.5%	100.0%	38.8%	67.0%
Other investments	28.0%	n/a	n/a	15.7%	—	26.3%	7.0%

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date ("exit price"). The inputs used to measure fair value are classified into the following hierarchy:

Level 1 -   Unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2 -   Unadjusted quoted prices in active markets for similar assets or liabilities, or unadjusted quoted prices for identical or similar assets or liabilities in markets that are not active, or inputs other than quoted prices that are observable for the asset or liability.

Level 3 -   Unobservable inputs for the asset or liability.

The following table presents the fair value hierarchy for those investments of the Company's pension assets measured at fair value on a recurring basis as of December 31, 2024:

	Total	Level 1	Level 2	Level 3
Assets:				
Cash and cash equivalents	$12.6	$3.3	$9.3	$—
U.S government and agency securities	36.3	36.3	—	—
Mutual fund - equities	80.9	80.9	—	—
Mutual fund - fixed income	12.5	12.5	—	—
Mutual fund - tactical tilt	10.8	10.8	—	—
Exchange traded funds	0.5	0.5	—	—
Real estate	29.7	—	—	29.7
Private debt	22.2	—	—	22.2
Total Assets in the fair value hierarchy	**$205.5**	**$144.3**	**$9.3**	**$51.9**
Assets measured at net asset value [1]	191.1	—	—	—
Total Assets	**$396.6**	**$144.3**	**$9.3**	**$51.9**

[1] Certain assets that are measured at fair value using the net asset value per share (or its equivalent) practical expedient have not been classified in the fair value hierarchy. Such assets include common collective trusts that invest in equity securities and fixed income securities, limited partnerships, real estate partnerships, and hedge funds. As of December 31, 2024, these assets are redeemable at net asset value within 90 days, except for certain private investments with an estimated liquidation period of one to ten years.

The following table presents the fair value hierarchy for those investments of the Company's pension assets measured at fair value on a recurring basis as of December 31, 2023:

	Total	Level 1	Level 2	Level 3
Assets:				
Cash and cash equivalents	$5.8	$—	$5.8	$—
U.S government and agency securities	59.8	50.7	9.1	—
Corporate bonds	39.8	—	39.8	—
Mutual fund - equities	83.3	83.3	—	—
Mutual fund - fixed income	12.2	12.2	—	—
Mutual fund - tactical tilt	10.6	10.6	—	—
Real estate	14.1	—	—	14.1
Private debt	25.7	—	—	25.7
Other	0.6	—	0.6	—
Total Assets in the fair value hierarchy	$251.9	$156.8	$55.3	$39.8
Assets measured at net asset value [1]	273.7	—	—	—
Total Assets	$525.6	$156.8	$55.3	$39.8

[1] Certain assets that are measured at fair value using the net asset value per share (or its equivalent) practical expedient have not been classified in the fair value hierarchy. Such assets include common collective trusts that invest in equity securities and fixed income securities, limited partnerships, real estate partnerships, and hedge funds. As of December 31, 2023, these assets were redeemable at net asset value within 90 days, except for certain private investments with an estimated liquidation period of one to ten years.

The following table sets forth a summary of changes in the fair value of the Company's pension plan level three assets for the year ended December 31, 2024:

	Level 3 assets only
	2024
Balance at the beginning of year	**$39.8**
Transfers in and/or out of Level 3	—
Actual return on plan assets:	
Realized gain (loss)	(0.4)
Net unrealized gain (loss)	3.5
Purchases, sales, issuances and settlements:	
Purchases	15.5
Sales	(6.5)
Balance at the end of year	**$51.9**

The following table presents the fair value hierarchy for those investments of the Company's postretirement assets measured at fair value on a recurring basis as of December 31, 2024:

	Total	Level 1	Level 2	Level 3
Assets:				
Cash and cash equivalents	$3.6	$3.6	$—	$—
Mutual fund - equities	11.9	11.9	—	—
Mutual fund - fixed income	6.6	6.6	—	—
Mutual fund - real assets	0.9	0.9	—	—
Mutual fund - tactical tilt	2.3	2.3	—	—
Total Assets in the fair value hierarchy	**$25.3**	**$25.3**	**$—**	**$—**
Assets measured at net asset value [1]	24.1	—	—	—
Total Assets	**$49.4**	**$25.3**	**$—**	**$—**

[1] Certain assets that are measured at fair value using the net asset value per share (or its equivalent) practical expedient have not been classified in the fair value hierarchy. Such assets include common collective trusts that invest in equity securities and fixed income securities. As of December 31, 2024, these assets are redeemable at net asset value on a daily basis.

The following table presents the fair value hierarchy for those investments of the Company's postretirement assets measured at fair value on a recurring basis as of December 31, 2023:

	Total	Level 1	Level 2	Level 3
Assets:				
Cash and cash equivalents	$2.2	$2.2	$—	$—
Mutual fund - equities	13.5	13.5	—	—
Mutual fund - fixed income	7.3	7.3	—	—
Mutual fund - real assets	1.1	1.1	—	—
Mutual fund - tactical tilt	2.5	2.5	—	—
Total Assets in the fair value hierarchy	**$26.6**	**$26.6**	**$—**	**$—**
Assets measured at net asset value [1]	27.2	—	—	—
Total Assets	**$53.8**	**$26.6**	**$—**	**$—**

[1] Certain assets that are measured at fair value using the net asset value per share (or its equivalent) practical expedient have not been classified in the fair value hierarchy. Such assets include common collective trusts that invest in equity securities, fixed income securities, and limited partnerships. As of December 31, 2023, these assets are redeemable at net asset value on a daily basis.

Future benefit payments are expected to be as follows:

	Pension						
	United States of America			United Kingdom	Mexico		
Benefit Payments:	Bargaining Plan	Salaried Plan [1]	Supplemental Plan	Pension Scheme	Pension Plan	Total Pension	Postretirement Plans
2025	$43.5	$—	$0.6	$2.8	$—	$46.9	$8.8
2026	43.2	—	0.6	2.7	—	46.5	8.3
2027	47.2	—	13.0	3.2	—	63.4	7.9
2028	46.4	—	0.5	3.3	—	50.2	7.5
2029	44.3	—	0.5	3.5	—	48.3	7.2
2030-2034	196.4	—	2.0	19.5	—	217.9	32.4

The Company expects to make required contributions and payments to its pension and postretirement plans of $68.5 million in the next 12 months and $103.3 million from 2026 through 2034. The timing and amount of future required pension contributions is significantly affected by asset returns and actuarial assumptions.

[1] As of August 1, 2024, Prudential assumed the responsibility for all future Salaried Plan benefit payments as a result of the annuitization that occurred.

Defined Contribution Plans

The Company recorded expense primarily related to employer matching and non-discretionary contributions to these defined contribution plans of $3.1 million in 2024, $3.4 million in 2023, and $3.3 million in 2022.

Note 13 - Stock-Based Compensation

Description of the Plan

On May 6, 2020, the Company's shareholders approved the 2020 Equity and Incentive Compensation Plan ("2020 Plan"), which replaced the previously approved Amended and Restated 2014 Equity and Incentive Compensation Plan ("2014 Plan"). The 2020 Plan authorizes the Compensation Committee to provide cash awards and equity-based compensation in the form of stock options, stock appreciation rights, restricted shares, restricted share units, performance shares, performance units, dividend equivalents, and certain other awards for the primary purpose of providing our employees, officers and directors incentives and rewards for service and/or performance. Subject to adjustment as described in the 2020 Plan, and subject to the 2020 Plan share counting rules, a total of 2.0 million common shares of the Company are available for awards granted under the 2020 Plan (plus shares subject to awards granted under the 2020 Plan or the 2014 Plan that are canceled or forfeited, expire, are settled for cash, or are unearned to the extent of such cancellation, forfeiture, expiration, cash settlement or unearned amount, as further described in the 2020 Plan). These shares may be shares of original issuance or treasury shares, or a combination of both. The aggregate number of shares available under the 2020 Plan will generally be reduced by one common share for every one share subject to an award granted under the 2020 Plan. The 2020 Plan also provides that, subject to adjustment as described in the 2020 Plan: (1) the aggregate number of common shares actually issued or transferred upon the exercise of incentive stock options will not exceed 2.0 million common shares; and (2) no non-employee director of the Company will be granted, in any period of one calendar year, compensation for such service having an aggregate maximum value (measured at the grant date as applicable, and calculating the value of any awards based on the grant date fair value for financial reporting purposes) in excess of $0.5 million.

On May 5, 2021, shareholders approved the Amended and Restated 2020 Equity and Incentive Compensation Plan (the "Amended 2020 Plan"), which amended and restated the 2020 plan. In general, the Amended 2020 Plan modified the 2020 Plan to (1) increase the number of common shares, without par value, of the Company available for awards by 2,000,000 shares, (2) correspondingly increase the limit on shares that may be issued or transferred upon the exercise of incentive stock options by 2,000,000 shares, (3) remove the 2020 Plan's full value award limit of 1.8 million shares and (4) extend the plan term until May 5, 2031. In addition, the Amended 2020 Plan made certain other conforming, clarifying or non-substantive changes to the terms of the 2020 Plan to implement the Amended 2020 Plan but did not make other material changes to the 2020 Plan.

Stock Options

There were no stock options granted during the years ended December 31, 2024, 2023 and 2022.

The following summarizes the Company's stock option activity from January 1, 2024 to December 31, 2024:

	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value (millions)
Outstanding as of December 31, 2023	621,350	$17.95		
Granted	—	—	—	—
Exercised	(134,552)	10.83	—	—
Canceled, forfeited or expired	(186,580)	33.90	—	—
Outstanding as of December 31, 2024	**300,218**	**$11.23**	**3.8**	**$3.8**
Options expected to vest	—	—	—	—
Options exercisable	**300,218**	**$11.23**	**3.8**	**$3.8**

Time-Based Restricted Stock Units

Time-based restricted stock units are issued with the fair value equal to the closing market price of Metallus common shares on the date of grant. These restricted stock units do not have any performance conditions for vesting. Expense is recognized over the service period, adjusted for any forfeitures that occur during the vesting period.

The following summarizes the Company's stock-settled, time-based restricted stock unit activity from January 1, 2024 to December 31, 2024:

	Number of Shares	Weighted Average Grant Date Fair Value
Outstanding as of December 31, 2023	1,619,719	$11.99
Granted	447,376	20.41
Vested	(839,669)	12.66
Canceled, forfeited or expired	(12,294)	19.80
Outstanding as of December 31, 2024	**1,215,132**	**$14.55**

Performance-Based Restricted Stock Units

Annual grants of performance-based restricted stock units are generally earned (determined under a Compensation Committee approved matrix) based on the Company's relative total shareholder return as compared to an identified peer group of steel companies. The fair value of each unit is determined using a Monte Carlo valuation model, a generally accepted lattice pricing model. The overall vesting period is generally three years, with relative total shareholder return measured for the one, two and three-year periods creating effectively a "nested" 1-year, 2-year, and 3-year performance period. Relative total shareholder return is calculated for each nested performance period by taking the beginning and ending price points based off a 20-trading day average closing stock price as of December 31.

The following summarizes the Company's stock-settled performance-based restricted stock unit activity from January 1, 2024 to December 31, 2024:

	Number of Shares	Weighted Average Grant Date Fair Value
Outstanding as of December 31, 2023	1,014,658	$15.99
Granted	205,944	18.73
Vested	(623,596)	7.41
Canceled, forfeited or expired	(6,119)	22.65
Outstanding as of December 31, 2024	590,887	$25.93

Transformation Incentive Grant Program

In the fourth quarter of 2023, the Board approved and authorized a performance-based Transformation Incentive Grant program (the "Transformation Incentive Grant Program"). Under the Transformation Incentive Grant Program, certain employees were granted performance-based restricted stock unit awards designed to be earned based upon the closing price performance of the Company's common shares during a performance period running from December 1, 2023 through December 31, 2026. Similar to the annual performance-based restricted stock units, the fair value of each share is determined using a Monte Carlo valuation model, a generally accepted lattice pricing model. There were no additional grants under the Transformation Incentive Grant Program during 2024.

The following summarizes the Company's Transformation Incentive Grant Program activity from January 1, 2024 to December 31, 2024:

	Number of Shares	Weighted Average Grant Date Fair Value
Outstanding as of December 31, 2023	350,000	$22.46
Granted (Tier 1-2)	—	—
Granted (Tier 3-4)	—	—
Canceled, forfeited or expired	—	—
Outstanding as of December 31, 2024	350,000	$22.46

Other Information

Metallus recognized stock-based compensation expense of $14.0 million, $11.5 million and $8.8 million for the years ended December 31, 2024, 2023 and 2022, respectively.

As of December 31, 2024, future stock-based compensation expense related to the unvested portion of all awards is approximately $18.9 million, which is expected to be recognized over a weighted average period of 2.0 years.

Note 14 - Accumulated Other Comprehensive Income (Loss)

Changes in accumulated other comprehensive income (loss) for the years ended December 31, 2024 and 2023 by component were as follows:

	Foreign Currency Translation Adjustments	Pension and Postretirement Liability Adjustments	Total
Balance as of December 31, 2023	$(6.5)	$18.9	$12.4
Other comprehensive income before reclassifications, before income tax	**(1.2)**	—	**(1.2)**
Amounts reclassified from accumulated other comprehensive income (loss), before income tax	—	**(3.6)**	**(3.6)**
Amounts deferred to accumulated other comprehensive income (loss), before income tax	—	—	—
Tax effect	—	**0.1**	**0.1**
Net current period other comprehensive income (loss), net of income taxes	**(1.2)**	**(3.5)**	**(4.7)**
Balance as of December 31, 2024	**$(7.7)**	**$15.4**	**$7.7**

	Foreign Currency Translation Adjustments	Pension and Postretirement Liability Adjustments	Total
Balance as of December 31, 2022	$(6.8)	$21.5	$14.7
Other comprehensive income before reclassifications, before income tax	—	—	—
Amounts reclassified from accumulated other comprehensive income (loss), before income tax	0.3	(4.9)	(4.6)
Amounts deferred to accumulated other comprehensive income (loss), before income tax	—	2.3	2.3
Tax effect	—	—	—
Net current period other comprehensive income (loss), net of income taxes	0.3	(2.6)	(2.3)
Balance as of December 31, 2023	**$(6.5)**	**$18.9**	**$12.4**

The amount reclassified from accumulated other comprehensive income (loss) for the years ended December 31, 2024 and December 31, 2023 for the pension and postretirement liability adjustment was included in other (income) expense, net in the Consolidated Statements of Operations. The amount deferred to accumulated other comprehensive income (loss) for the year ended December 31, 2022 was a result of a plan amendment to the Company's Bargaining Plan. For more details refer to "Note 12 - Retirement and Postretirement Plans."

Note 15 – Contingencies

Metallus has a number of loss exposures incurred in the ordinary course of business, such as environmental claims, product warranty claims, employee-related matters, and other litigation. Establishing loss reserves for these matters requires management's estimate and judgment regarding risk exposure and ultimate liability or realization. These loss reserves are reviewed periodically and adjustments are made to reflect the most recent facts and circumstances. Accruals related to environmental claims represent management's best estimate of the fees and costs associated with these claims. Although it is not possible to predict with certainty the outcome of such claims, management believes that their ultimate dispositions should not have a material adverse effect on our financial position, cash flows or results of operations. As of December 31, 2024 and 2023 Metallus had a $0.5 million and $1.1 million contingency reserve, respectively, related to loss exposures incurred in the ordinary course of business.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

As of the end of the period covered by this Annual Report on Form 10-K, our management carried out an evaluation, under the supervision and with the participation of the Company's principal executive officer and principal financial officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures as defined in Exchange Act Rule 13a-15(e). Based upon that evaluation, the principal executive officer and principal financial officer concluded that the Company's disclosure controls and procedures were effective as of the end of the period covered by this Annual Report on Form 10-K.

Report of Management on Internal Control Over Financial Reporting

The management of Metallus is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. Metallus' internal control system is designed to provide reasonable assurance regarding the preparation and fair presentation of published financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Company's management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2024. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Based on this assessment under COSO's "Internal Control-Integrated Framework (2013 framework)," management believes that, as of December 31, 2024, Metallus' internal control over financial reporting is effective.

Ernst & Young LLP (PCAOB ID: 42), an independent registered public accounting firm, has issued an audit report on our assessment of Metallus' internal control over financial reporting as of December 31, 2024. Please refer to Item 8, "Reports of Independent Registered Public Accounting Firm."

Changes in Internal Control over Financial Reporting

In 2022, the Company began a multi-year project to upgrade our legacy enterprise resource planning system environment to an updated version of SAP ("S/4 HANA") to upgrade our platforms and systems through a phased implementation approach. During the fourth quarter of 2024, we completed the migration of financial data into S/4 HANA, with implementation in the remaining business operations expected to occur in phases over the next several years. This change has not had and is not expected to have a material impact on the Company's internal controls over financial reporting. For a discussion of risks related to the implementation of new systems and hardware, please see our Information Technology risk factor *"We may be subject to risks relating to our information technology systems and cybersecurity"* in Item 1A. Risk Factors of this report

The Company believes we have maintained appropriate internal controls during our initial phased implementation period and will continue to evaluate, test and monitor our internal controls over financial reporting for effectiveness as processes and procedures in each of these impacted areas evolve.

Item 9B. Other Information

During the quarter ended December 31, 2024, officers (as defined in Exchange Act Rule 16a-1(f)) of the Company adopted written plans for the sale of the Company's common shares intended to satisfy the affirmative defense conditions of Exchange Act Rule 10b5-1(c) ("Rule 10b5-1 trading arrangements") as follows:

On November 14, 2024, Kristine C. Syrvalin, Executive Vice President, General Counsel and Chief Human Resources Officer, adopted a 10b5-1 trading arrangement that provides for the potential sale of up to 15,000 common shares, which trading arrangement is scheduled to start no sooner than March 3, 2025 and terminate no later than September 3, 2025.

On November 16, 2024, Michael S. Williams, President and Chief Executive Officer, adopted a 10b5-1 trading arrangement that provides for the potential sale of up to 100,000 common shares, which trading arrangement is scheduled to start no sooner than March 6, 2025 and terminate no later than September 19, 2025.

On November 18, 2024, Kristopher R. Westbrooks, Executive Vice President and Chief Financial Officer, adopted a 10b5-1 trading arrangement that provides for the potential sale of up to 12,000 common shares and up to 12,104 common shares acquired upon the exercise of stock options, which trading arrangement is scheduled to start no sooner than March 6, 2025 and terminate no later than September 8, 2025.

On December 5, 2024, Nicholas A. Yacobozzi, Chief Accounting Officer, adopted a 10b5-1 trading arrangement that provides for the potential sale of up to 21,974 common shares, which trading arrangement is scheduled to start no sooner than March 6, 2025 and terminate no later than September 8, 2025.

Each of the above-named officers is currently and is expected to remain in compliance with his or her share ownership guidelines following the sale of any common shares pursuant to his or her 10b5-1 trading arrangement.

Part III.

Item 10. Directors, Executive Officers and Corporate Governance

Required information will be set forth under the captions "Proposal 1: Election of directors" in the proxy statement to be filed within 120 days of December 31, 2024 in connection with the annual meeting of shareholders to be held on May 7, 2025, and is incorporated herein by reference. Information regarding the executive officers of the registrant is included in Part I hereof. Information regarding the Company's Audit Committee and its Audit Committee Financial Expert is set forth under the caption "Board of directors information—Audit committee" in the proxy statement to be filed within 120 days of December 31, 2024 in connection with the annual meeting of shareholders to be held on May 7, 2025, and is incorporated herein by reference. Information regarding compliance with Section 16(a) by the Company's section 16 reporting persons is set forth under the caption "Delinquent Section 16(a) reports" in the proxy statement to be filed within 120 days of December 31, 2024 in connection with the annual meeting of shareholders to be held on May 7, 2025 and is incorporated herein by reference.

The Board of Directors has adopted insider trading policies and procedures that apply to all of the company's directors, officers, and employees, as well as certain other designated individuals, to prevent the misuse of confidential information about the company, as well as other companies with which we have a business relationship, and to promote compliance with all applicable securities laws. Required information will be set forth under the caption "Corporate governance – Insider Trading Policy" in the proxy statement to be filed within 120 days of December 31, 2024 in connection with the annual meeting of shareholders to be held on May 7, 2025, and is incorporated herein by reference.

The Company's Corporate Governance Guidelines and the charters of its Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee are available on the Company's website at www.metallus.com. The information on the Company's website is not incorporated by reference into this Annual Report on Form 10-K.

The Company has adopted a code of ethics that applies to all of its employees, including its principal executive officer, principal financial officer and principal accounting officer or controller, as well as to its directors. The Company's code of ethics, the Metallus Code of Conduct, is available on its website at www.metallus.com. The Company intends to disclose any amendment to its code of ethics or waiver from its code of ethics that applies to its principal executive officer, principal financial officer, principal accounting officer or controller, or any director, by posting such amendment or waiver, as applicable, on its website at www.metallus.com.

Item 11. Executive Compensation

Required information will be set forth under the captions "Compensation discussion and analysis"; "2024 Summary compensation table"; "2024 Grants of plan-based awards table"; "Outstanding equity awards at 2024 year-end table"; "2024 Option exercises and stock vested table"; "Pension benefits"; "2024 Nonqualified deferred compensation table"; "Potential payments upon termination or change in control"; "Director compensation"; "CEO pay ratio"; "Board of directors information - Compensation committee"; "Board of directors information - Compensation committee interlocks and insider participation"; and "Board of directors information - Compensation committee report" in the proxy statement to be filed within 120 days of December 31, 2024 in connection with the annual meeting of shareholders to be held on May 7, 2025, and is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

Required information, regarding beneficial ownership by management and beneficial owners of more than 5% of the Company's common shares, will be set forth under the caption "Beneficial ownership of common stock" in the proxy statement to be filed within 120 days of December 31, 2024 in connection with the annual meeting of shareholders to be held on May 7, 2025, and is incorporated herein by reference. Required information regarding securities authorized for issuance under the Company's equity compensation plans is included in Item 5 of this Annual Report on Form 10-K and is incorporated herein by reference.

Item 13. Certain Relationships and Related Transactions, and Director Independence

Required information will be set forth under the captions "Corporate governance - Director independence" and "Corporate governance - Related-party transactions approval policy" in the proxy statement to be filed within 120 days of December 31, 2024 in connection with the annual meeting of shareholders to be held on May 7, 2025, and is incorporated herein by reference.

Item 14. Principal Accounting Fees and Services

Required information regarding fees paid to and services provided by the Company's independent auditor during the years ended December 31, 2024 and 2023 and the pre-approval policies and procedures of the Audit Committee of the Company's Board of Directors will be set forth under the captions " Proposal 2: Ratification of appointment of independent auditors - Services of independent auditor for 2024" and "Proposal 2: Ratification of appointment of independent auditors - Audit committee pre-approval policies and procedures" in the proxy statement to be filed within 120 days of December 31, 2024 in connection with the annual meeting of shareholders to be held on May 7, 2025, and is incorporated herein by reference.

Part IV.

Item 15. Exhibits, Financial Statement Schedules

(a)(1) - Financial Statements are included in Part II, Item 8 of the Annual Report on Form 10-K.

(a)(2) - Schedule II - Valuation and Qualifying Accounts is submitted as a separate section of this report. Schedules I, III, IV and V are not applicable to the Company and, therefore, have been omitted.

(a)(3) Listing of Exhibits

Exhibit Number	Exhibit Description
2.1†	Separation and Distribution Agreement, dated as of June 30, 2014, by and between TimkenSteel Corporation and The Timken Company.
3.1	Amended and Restated Articles of Incorporation, as amended (incorporated by reference to Exhibit 3.1 to the Company's Annual Report on Form 10-K filed on February 28, 2024, File No. 001-36313).
3.2	Code of Regulations of Metallus Inc. (incorporated by reference to Exhibit 3.2 to the Company's Annual Report on Form 10-K filed on February 28, 2024, File No. 001-36313).
4.1	Indenture, dated May 31, 2016, by and between the Company and U.S. Bank National Association, as Trustee (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K filed on May 31, 2016, File No. 001-36313).
4.2	First Supplemental Indenture, dated May 31, 2016, by and between the Company and U.S. Bank National Association, as Trustee (including Form of Note) (incorporated by reference to Exhibit 4.2 to the Company's Current Report on Form 8-K filed on May 31, 2016, File No. 001-36313).
4.3	Description of Common Stock (incorporated by reference to Exhibit 4.3 to the Company's Annual Report on Form 10-K filed on February 25, 2020, File No. 001-36313).
4.4	Second Supplemental Indenture, dated December 15, 2020, by and between the Company and U.S. Bank National Association, as Trustee (including Form of New Convertible Note) (incorporated by reference to Exhibit 4.2 to the Company's Current Report on Form 8-K filed on December 15, 2020, File No. 001-36313).
10.1†	Tax Sharing Agreement, dated as of June 30, 2014, by and between TimkenSteel Corporation and The Timken Company.
10.2†	Employee Matters Agreement, dated as of June 30, 2014, by and between TimkenSteel Corporation and The Timken Company.
10.3	Form of Amended and Restated Employee Excess Benefits Agreement with TimkenSteel Corporation (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed on June 13, 2014, File No. 001-36313).
10.4†	Trademark License Agreement, dated as of June 30, 2014, by and between TimkenSteel Corporation and The Timken Company.
10.5	Amended and Restated 2014 Equity and Incentive Compensation Plan (incorporated by reference to Exhibit 4.3 to the Company's Registration Statement on Form S-8 filed on October 28, 2016, Registration No. 333-214297).
10.6	Amended and Restated Annual Performance Award Plan, effective January 1, 2023 (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed February 9, 2023, File No. 001-36313).
10.7	Supplemental Pension Plan (Effective June 30, 2014) (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on June 13, 2014, File No. 001-36313).

Exhibit Number	Exhibit Description
10.8	Form of Severance Agreement with the Company (incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K filed on June 13, 2014, File No. 001-36313).
10.9††	Form of Director Indemnification Agreement.
10.10††	Form of Officer Indemnification Agreement.
10.11††	Form of Director and Officer Indemnification Agreement.
10.12	Amended and Restated 2014 Deferred Compensation Plan (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q filed on May 11, 2015, File No. 001-36313).
10.13	Amended and Restated Director Deferred Compensation Plan (incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q filed on May 11, 2015, File No. 001-36313).
10.14	Form of Nonqualified Stock Option Agreement (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q filed on April 27, 2017, File No. 001-36313).
10.15	Form of Nonqualified Stock Option Agreement (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q filed on May 2, 2019, File No. 001-36313).
10.16	Form of Deferred Shares Agreement (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q filed on August 4, 2016, File No. 001-36313).
10.17	Form of Director Restricted Share Unit Agreement (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q filed on August 6, 2020, File No. 001-36313).
10.18	Severance Agreement dated as of January 1, 2021 between the Company and Michael S. Williams (incorporated by reference to Exhibit 10.26 to the Company's Annual Report on Form 10-K filed on February 25, 2021, File No. 001-36313).
10.19	Form of Severance Agreement between the Company and Certain Executive Officers (incorporated by reference to Exhibit 10.27 to the Company's Annual Report on Form 10-K filed on February 25, 2021, File No. 001-36313).
10.20	2020 Equity and Incentive Compensation Plan (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on May 7, 2020, File No. 001-36313).
10.21	Amended and Restated 2020 Equity and Incentive Compensation Plan (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on May 6, 2021, File No. 001-36313).
10.22	Form of Performance-Based Restricted Share Unit Agreement (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q filed on May 6, 2021, File No. 001-36313).
10.23	Form of Time-Based Restricted Share Unit Agreement (incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q filed on May 6, 2021, File No. 001-36313).
10.24	Fourth Amended and Restated Credit Agreement, dated as of September 30, 2022, by and among the Company, the other loan parties and lenders party thereto and JPMorgan Chase Bank, N.A., as administrative agent (incorporated by reference to Exhibit 10.1 to the Company's Current report on Form 8-K filed on October 5, 2022, File No.001-36313).
10.25	Form of Performance-Based Restricted Share Unit Agreement (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q filed on May 4, 2022, File No. 001-36313).

Exhibit Number	Exhibit Description
10.26	Form of Performance-Based Restricted Share Unit Agreement (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed on February 9, 2023, File No. 001-36313).
10.27	Form of Transformation Incentive Grant Performance-Based Restricted Share Unit Agreement for Tier 1 and 2 Participants (incorporated by reference to Exhibit 10.30 to the Company's Annual Report on Form 10-K filed on February 28, 2024, File No. 001-36313).
10.28	Form of Transformation Incentive Grant Performance-Based Restricted Share Unit Agreement for Tier 3 and 4 Participants (incorporated by reference to Exhibit 10.31 to the Company's Annual Report on Form 10-K filed on February 28, 2024, File No. 001-36313).
10.29	Form of Performance-Based Restricted Share Unit Agreement (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q filed on May 9, 2024, File No. 001-36313).
10.30	Form of Time-Based Restricted Share Unit Agreement (incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q filed on May 9, 2024, File No. 001-36313).
19.1*	Metallus Inc. Insider Trading Policies and Procedures.
21.1*	A list of subsidiaries of the Registrant.
23.1*	Consent of Independent Registered Public Accounting Firm.
24.1*	Power of Attorney.
31.1*	Certification of the Chief Executive Officer pursuant to Rule 13a-14 of the Exchange Act, as adopted, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2*	Certification of the Chief Financial Officer pursuant to Rule 13a-14 of the Exchange Act, as adopted, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1**	Certifications of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
97.1	Metallus Inc. Compensation Recovery Policy (incorporated by reference to Exhibit 97.1 to the Company's Annual Report on Form 10-K filed on February 28, 2024, File No. 001-36313).
101.INS*	Inline XBRL Instance Document—the instance document dose not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.
101.SCH*	Inline XBRL Taxonomy Extension Schema with Embedded Linkbase Documents.
104	Cover Page formatted as Inline XBRL and contained in Exhibit 101.

†	Incorporated by reference to the exhibit filed under the corresponding Exhibit Number of the Company's Current Report on Form 8-K filed on July 3, 2014, File No. 001-36313.
††	Incorporated by reference to the exhibit filed under the corresponding Exhibit Number of Amendment No. 3 to the Company's Registration Statement on Form 10 filed on May 15, 2014, File No. 001-36313.
*	Filed herewith.
**	Furnished herewith.

Schedule II-Valuation and Qualifying Accounts

Allowance for uncollectible accounts:	2024	2023	2022
Balance at Beginning of Period	$2.0	$1.0	$1.9
Additions:			
Charged to Costs and Expenses [1]	—	1.2	—
Deductions [2]	(0.3)	(0.2)	(0.9)
Balance at End of Period	$1.7	$2.0	$1.0

Allowance for inventory reserves:	2024	2023	2022
Balance at Beginning of Period	$0.7	$0.5	$0.8
Additions:			
Charged to Costs and Expenses [3]	0.6	1.1	0.5
Deductions [4]	(0.2)	(0.9)	(0.8)
Balance at End of Period	$1.1	$0.7	$0.5

Valuation allowance on deferred tax assets:	2024	2023	2022
Balance at Beginning of Period	$15.5	$13.0	$15.5
Additions:			
Charged to Costs and Expenses [5]	—	2.5	—
Charged to Other Accounts [6]	—	—	—
Deductions [7]	(0.5)	—	(2.5)
Balance at End of Period	$15.0	$15.5	$13.0

[1] Provision for uncollectible accounts included in expenses.

[2] Actual accounts written off against the allowance, net of recoveries.

[3] Provisions for surplus and obsolete inventory and lower cost or net realizable value included in expenses.

[4] Inventory items released against the allowance, either via write-off or a recovery.

[5] Increase in valuation allowance is recorded as a component of the provision for income taxes.

[6] Amount relates to valuation allowances recorded against other comprehensive income (loss).

[7] For the year ended December 31, 2024, this amount related to the release of a portion of a foreign valuation allowance. For the year ended December 31, 2022, this amount related to the release of a portion of the U.S. valuation allowance.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

METALLUS INC.

Date: February 27, 2025   /s/ Kristopher R. Westbrooks
_____

Kristopher R. Westbrooks
Executive Vice President and Chief Financial Officer
(Principal Financial Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Michael S. Williams **Michael S. Williams**	President and Chief Executive Officer (Principal Executive Officer)	February 27, 2025
/s/ Kristopher R. Westbrooks **Kristopher R. Westbrooks**	Executive Vice President and Chief Financial Officer (Principal Financial Officer)	February 27, 2025
/s/ Nicholas A. Yacobozzi **Nicholas A. Yacobozzi**	Chief Accounting Officer (Principal Accounting Officer)	February 27, 2025
* **Mary Ellen Baker**	Director	February 27, 2025
* **Nicholas J. Chirekos**	Director	February 27, 2025
* **Randall H. Edwards**	Director	February 27, 2025
* **Kenneth V. Garcia**	Director	February 27, 2025
* **Ellis A. Jones**	Director	February 27, 2025
* **Melissa M. Miller**	Director	February 27, 2025
* **Donald T. Misheff**	Director	February 27, 2025
* **Jamy P. Rankin**	Director	February 27, 2025
* **Ronald A. Rice**	Director	February 27, 2025
* **Randall A. Wotring**	Director	February 27, 2025

*Signed by the undersigned as attorney-in-fact and agent for the directors indicated.

/s/ Kristopher R. Westbrooks **Kristopher R. Westbrooks**	Executive Vice President and Chief Financial Officer (Principal Financial Officer)	February 27, 2025

Exhibit 31.1

CERTIFICATION

I, Michael S. Williams, certify that:

I have reviewed this annual report on Form 10-K of Metallus Inc.;

1. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

2. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

3. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)), for the registrant and have:

   a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c. Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d. Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

4. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 27, 2025

/s/ Michael S. Williams
_____
Michael S. Williams
President and Chief Executive Officer
(Principal Executive Officer)

Exhibit 31.2

CERTIFICATION

I, Kristopher R. Westbrooks, certify that:

I have reviewed this annual report on Form 10-K of Metallus Corporation;

1. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

2. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

3. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)), for the registrant and have:

    a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    c. Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    d. Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

4. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

    a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 27, 2025

/s/ Kristopher R. Westbrooks

Kristopher R. Westbrooks
Executive Vice President and Chief Financial Officer
(Principal Financial Officer)

Exhibit 32.1

CERTIFICATION
Pursuant to 18 U.S.C. Section 1350,
As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

In connection with the Annual Report of Metallus Inc. (the "Company") on Form 10-K for the period ended December 31, 2024, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), each of the undersigned officers of the Company certifies, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to such officer's knowledge:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company as of the dates and for the periods expressed in the Report.

Date: February 27, 2025

/s/ Michael S. Williams
Michael S. Williams
President and Chief Executive Officer
(Principal Executive Officer)

Date: February 27, 2025

/s/ Kristopher R. Westbrooks
Kristopher R. Westbrooks
Executive Vice President and Chief Financial Officer
(Principal Financial Officer)

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CORPORATE OFFICES

Metallus Inc.
1835 Dueber Ave. SW, Canton, OH 44706-2728
telephone: 330-471-7000
website: metallus.com

STOCK LISTING

Metallus stock is traded on the New York Stock Exchange under the symbol MTUS.

NYSE ANNUAL CEO CERTIFICATION

The annual CEO certification required by Section 303A.12(a) of the New York Stock Exchange Listed Company Manual was submitted without qualification by Michael Williams, on May 10, 2024.

ANNUAL MEETING OF SHAREHOLDERS

May 7, 2025, 10 a.m. Eastern time
Virtual meeting only

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Ernst & Young LLP
1001 Lakeside Ave., Suite 1800, Cleveland, OH 44114

PUBLICATIONS

The notice of annual meeting and proxy statement are made available to shareholders in March.

Copies of the annual report, proxy statement, forms 10-K and 10-Q may be obtained from the company's website, investors. metallus.com, or by written request at no charge from:

Metallus Inc.
Shareholder Relations, GNE-14
1835 Dueber Ave. S.W., Canton, Ohio 44706

SHAREHOLDER INFORMATION

Metallus Inc. offers an open enrollment stock purchase plan through its transfer agent, EQ Shareowner Service. This program allows current shareholders and new investors the opportunity to purchase shares of common stock without a broker. Information and enrollment materials are available online or by contacting EQ Shareowner Service. Inquiries regarding change of address or lost certificates should be directed to:

EQ Shareowner Service
P.O. Box 64856, St. Paul, MN 55164-0856
telephone: 800-468-9716
website: www.shareowneronline.com

INVESTOR RELATIONS

Investors and securities analysts may contact:

Jennifer Beeman
Director, Communications & Investor Relations
Metallus Inc.
1835 Dueber Ave. SW, Canton, OH 44706
email: ir@metallus.com

LEADERSHIP

Michael Williams
President & Chief Executive Officer

Kristopher Westbrooks
Executive Vice President & Chief Financial Officer

Kristine Syrvalin
Executive Vice President, General Counsel
& Chief Human Resources Officer

Kevin Raketich
Executive Vice President & Chief Commercial Officer

BOARD OF DIRECTORS

Ronald Rice
Chairman of the Board - Metallus Inc.
Retired President & Chief Operating Officer
RPM International Inc.

Michael Williams
President & Chief Executive Officer
Metallus Inc.

Mary Ellen Baker
Retired Executive Vice President and Head of Business Services
Citizens Bank

Nicholas Chirekos
Retired Managing Director
North America Head of Mining
J.P. Morgan Securities Inc.

Randall Edwards
Retired President & Chief Executive Officer
P2 Energy Services, LLC

Kenneth Garcia
Co-Founder & President
WarmHub, Inc.

Ellis Jones
Retired Vice President and Chief Sustainability Officer
The Goodyear Tire and Rubber Company

Melissa Miller
Executive Vice President and Chief Human Resources Officer
Arconic Corporation

Donald Misheff
Retired Managing Partner, Northeast Ohio
Ernst & Young LLP

Jamy P. Rankin
Retired President and Chief Executive Officer
Ford Component Sales, LLC

Randall Wotring
Retired Chief Operating Officer
AECOM Technology Corporation





NYSE: MTUS
metallus.com